Form 10-K, Exhibit 13
POE & BROWN INC
filed 1995-03-31
CIK 79282

                                                                      EXHIBIT 13

                           SELECTED FINANCIAL DATA


(in thousands of dollars and shares, except per share data)                   Year Ended December 31,
                                                       1994            1993            1992          1991             1990
------------------------------------------------------------------------------------------------------------------------------
Commissions and fees (1)                            $   93,826     $   92,350      $   86,127      $    79,859     $   77,494
Total revenues (2)                                  $   99,507     $   95,570      $   89,310      $    82,999     $   79,698
Total expenses                                      $   79,155     $   82,638      $   80,989      $    72,196     $   69,946
Income before taxes and loss from
  discontinued operations                           $   20,352     $   12,932      $    8,321      $    10,803     $    9,752
Income from continuing operations                   $   13,285     $    8,003      $    4,141      $     6,681     $    6,085
Net income (2,3)                                    $   13,285     $    8,003      $    2,561      $     5,876     $    5,895
Income per share from
  continuing operations                             $     1.56     $      .95      $      .49      $       .81     $      .73
Net income per share (2,3)                          $     1.56     $      .95      $      .30      $       .71     $      .71
Weighted average number of
  shares outstanding                                     8,524          8,425           8,423            8,243          8,285
Dividends paid per share                            $      .42     $      .40      $      .40      $       .32     $      .32
Total assets                                        $  139,335     $  133,329      $  127,591      $   114,818     $  119,413
Long-term debt                                      $    7,430     $   17,316      $   18,423      $    18,687     $   14,594
Shareholders' equity (4)                            $   44,044     $   27,218      $   21,319      $    22,291     $   18,057

(1) See Note 3 to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.

(2) During 1994 the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company for $2,314,000, resulting in a net after-tax gain of $1,342,000, or $.16 per share.

(3) During 1994 the Company reduced its general tax reserves by $700,000, or $.08 per share, as a result of reaching a settlement agreement with the Internal Revenue Service on certain outstanding examination issues. See Note 9 to consolidated financial statements.

(4) Shareholders' equity as of December 31, 1994 increased $5,341,000 as a result of the Company's adoption of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." See Note 1 to consolidated financial statements.


        [GRAPH See Appendix]      [GRAPH See Appendix]      [GRAPH See Appendix]

                     POE & BROWN AT A GLANCE

Poe & Brown, Inc. is                National Programs

                                    The National Programs Division works with insurers to develop proprietary
ranked as the 12th largest          insurance programs for targeted market segments, promotes those programs through a variety of channels and distributes them through independent agent networks.
insurance agency in the
                                    PROGRAMS AND SUBSIDIARIES

nation and the 19th                 -       Automobile Dealers Protector Plan

                                    -       Health Care Insurers, Inc.
largest world-wide by
                                    -       Insurance Administration Center

                                    -       Jordan, Roberts & Co.
BUSINESS INSURANCE
                                    -       Lawyer's Protector Plan(R)

                                    -       Optometric Protector Plan(R)

                                    -       Physicians Protector Plan(R)
     [GRAPH]
                                    -       Professional Protector Plan(R)

The above graph shows               -       Professional Services Program
revenues by division.
                                    -       Towing Operators Protector Plan(R)

                                    -       Underwriters Services, Inc.


                                    -       OFFICE LOCATIONS

                                            Colorado Springs, CO                    Orlando, FL
                                            Glastonbury, CT                         Tampa, FL

                                    -       AGENCIES AND BROKERS


                                    National Programs distribution system is actually several networks, comprised of 273 independent insurance agencies and over 2,000 brokers operating in all
                                    50 states, plus the District of Columbia, Puerto Rico and the U.S. Virgin
                                    Islands. Each network is specially structured to serve a specific niche professional or industry group.


                                              [GRAPHIC described above]


Retail Operations

The Retail Operations Division provides commercial property and casualty insurance for medium and large accounts, as well as for small commercial and individual clients. Products range from personal insurance programs to the complexities of large commercial clients.

PROGRAMS AND SERVICES

- Property and casualty insurance for commercial and industrial operations of all types

-       Personal insurance

-       Workers' compensation

-       Inland and wet marine

-       Employee benefit plans

-       Bonds

OFFICE LOCATIONS

Phoenix, AZ             Naples, FL
San Francisco, CA       Orlando, FL
Brooksville, FL         Sarasota, FL
Daytona Beach, FL       Tampa, FL
Fort Lauderdale, FL     West Palm Beach, FL
Fort Myers, FL          Winter Haven, FL
Jacksonville, FL        Atlanta, GA
Kissimmee, FL           Clark, NJ
Leesburg, FL            Somerset, NJ
Melbourne, FL           Charlotte, NC
Miami, FL               Houston, TX

Brokerage Operations

The Brokerage Operations respond to the specialized needs of independent agents and brokers through two operating subsidiaries.

HALCYON UNDERWRITERS, INC.

- Provides wholesale insurance to more than 100 retail insurance agencies in Florida, 50 in Georgia and 50 in Alabama.

- Provides commercial coverage for restaurants, contractors, wholesalers and manufacturers.

-       Specializes in umbrella policies and inland marine coverage.

- Provides casualty insurance for situations normally considered high hazard risks.

MACDUFF UNDERWRITERS, INC.

- Acts as an intermediary, broker and wholesaler for standard carriers and excess and surplus line carriers. It specializes in placing difficult product liability, general liability and property coverages.

- Also acts as a managing general agent for programs that insure service stations, automobiles, trucking companies, property and general liability risks.

OFFICE LOCATIONS

Daytona Beach, FL               Orlando, FL

Service Operations

The Service Operations respond to the needs of companies who conduct their own self-insurance programs.

UNITED SELF-INSURED SERVICES

- Administers workers' compensation coverage for some 2,000 self-insured employers with a combined payroll of $1.7 billion.

- Handles claims, loss control services, rehabilitation, safety inspections, cost containment and related services.

POE & BROWN BENEFITS

- Provides employee benefits consultation and third-party administration of self-insured employee benefit plans.

- Services include benefit plan design and analysis, self-insured cost analysis, rate setting, claims analysis and utilization. Third-party administration includes claims adjudication, benefit analysis and administration using advanced software.

- Clients include hospitals, nursing homes, municipalities, manufacturers, hotels and motels, auto dealerships, retailers, professional service firms and purchasing coalitions.

OFFICE LOCATIONS

Daytona Beach, FL               Orlando, FL

Poe & Brown's Retail, Brokerage and Service Operations serve a vast array of clients through sales offices located in seven states.

                            [MAP described above]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

General
The Company's revenues are principally comprised of commissions paid by insurance companies, fees paid directly by clients, and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in premium rate levels charged by insurance underwriters and available insurance capacity. Revenues are also affected by acquisitions, development of new and existing association programs, and fluctuations in insured values and in the volume of business from new and existing clients. Contingent commissions are paid to the Company by insurance carriers based upon the volume and profitability of the business placed with such carriers by the Company.
        Fee revenues are substantially generated by the Service Operations Division whereby the Company offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. Florida's legislative reform of workers' compensation insurance, as well as certain market reforms, have resulted in increased competition for this service sector. In response to the increased competition, the Company has offered value-added services which enabled it to maintain 1994 fee revenues at a level consistent with that recognized in 1993. For each of the years 1994 and 1993, fee revenues represented 10% of total revenues, and 8% of total revenues in 1992.
        Investment income consists principally of gains and losses from sales of investments, as well as interest earnings on premiums and customer deposits collected and not yet remitted to insurance carriers, which deposits are held in a fiduciary capacity. The increase in interest rates during 1994 resulted in an increase in investment income on fiduciary funds of 42% over that of 1993.
        Insurance premiums are established by insurance companies based upon many factors, none of which are controlled by the Company. Beginning in 1986 and continuing throughout 1994, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for overall expanding market capacity. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," results directly in reduction of commission revenues.
        In conjunction with these industry and market forces, general economic conditions have been stagnant in recent years, thereby limiting increases in insurable exposure units such as property values, sales and payroll levels. Still, the Company's revenues have continued to grow through intense initiatives for new business and development of new products, markets and services. Coupled with this revenue growth, expenses were curtained in 1994 primarily as a result of operational efficiencies realized from the 1993 merger of Poe & Associates and Brown & Brown, as well as significant repayments of debt which have reduced interest expense.
        The Company anticipates that results of operations for 1995 will continue to be influenced by these competitive and economical conditions.
        The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

Results of Operations for the Years Ended December 31, 1994, 1993 and 1992

Net Income Summary: The Company's net income was $13,285,000 in 1994, $8,003,000 in 1993, and $2,561,000 in 1992. The Company's net income per share was $1.56, $0.95, and $0.30 in 1994, 1993 and 1992, respectively. Net income per share was affected by discontinued operation charges of $0.19 in 1992. The 1994 net income includes a net after-tax gain of approximately $1,342,000, or $.16 per share, from the Company's sale of a portion of its investment in Rock-Tenn Company. The 1994 net income was also positively impacted by $.08 per share as a result of a favorable settlement of a portion of the Company's pending IRS examination and the related reduction in general tax reserves (see discussion of "Income Taxes" below). Excluding these non-recurring items, net income in 1994 increased $.37 per share or 39% over 1993, primarily as a result of an increase in commissions and fees of approximately 2% and a decrease in expenses of approximately 4%.

Commissions and Fees: Commissions and fees increased 2% in 1994, 7% in 1993 and 8% in 1992. Excluding the effects of acquisitions, commissions and fees would have increased 4% in 1993 compared to a decrease of 2% in 1992. Acquisition activity in 1994 did not have a material impact on commissions and fees. The 1994 results reflect an increase in commissions and fees for each of the Company's operating divisions, most of which resulted from new business growth. Although in general, property and casualty insurance premium prices during 1994 remained competitive, there were some increases in premium rates for coastal properties as a result of recent Florida storms, such as Hurricane Andrew, and some increases in insurable exposure units that occurred toward the end of 1994. Both of these factors also contributed to the increase in the 1994 Retail Division revenues.

Investment Income: Investment income increased $3,061,000 in 1994 to $5,092,000 compared to a decrease of $395,000 in 1993 to $2,031,000. The 1994 increase is primarily due to a $2,185,000 gain from the sale of approximately 23% of the Company's investment in the common stock of Rock-Tenn Company. This sale was in conjunction with an initial public offering by Rock-Tenn Company of its common stock. The Company continues to own 509,064 shares of common stock of Rock-Tenn Company and has no current plans to sell these shares.
        Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under these new rules, debt securities that the Company has both the positive intent and ability to hold to maturity would be classified as "held-to-maturity" securities and would be reported at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as "available-for-sale." Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Application of these new rules resulted in a net increase of $5,341,000 in shareholders' equity as of December 31, 1994.

Other Income: Other income consists primarily of gains and losses from the sale and disposition of assets. During 1994, gains on the sale of customer accounts aggregated $411,000. During 1993, certain customer accounts were sold for an aggregate net gain of $864,000 of which $818,000 related to the sale of two of the Company's smallest operations in Tallahassee, Florida and Westlake Village, California. In 1992, customer accounts were sold for $715,000.

Employee Compensation and Benefits: Employee compensation and benefits remained constant in 1994 compared to an increase of less than 3% in 1993. Without acquisitions, employee compensation and benefits expense remained constant in 1994 and would have decreased less than 1% in 1993. As of December 31, 1994, the Company had 971 full-time equivalent employees compared to 980 at the beginning of the year. The impact of the reduction in personnel during 1994 was offset by increases in compensation due to merit raises and production-related increases. The 1993 merger of Poe & Associates, Inc. and Brown & Brown, Inc. also resulted in a reduction of personnel throughout 1993. This reduction was offset primarily by increases in vacation benefits, operational bonuses, and certain deferred compensation arrangements.

Other Operating Expenses: Other operating expenses decreased 12% in 1994 compared to an increase of approximately 3% in 1993. Without acquisitions, operating expenses would have still decreased 12% in 1994 and would have increased less than 1% in 1993. The 1994 decrease is primarily attributable to approximately $2,500,000 of costs incurred in 1993 representing non-recurring merger and combination costs related to the Poe & Associates merger with Brown & Brown and subsequent improvements in operational efficiencies that resulted in decreases to most other operating expenses. Excluding the $2,500,000 of merger-related costs, most of the 1993 other operating expenses were reduced from their 1992 levels.

Interest and Amortization: Interest and amortization decreased $514,000 and $412,000 or 9% and 6% in 1994 and 1993, respectively, due primarily to a reduction in outstanding debt in 1994 and 1993 and the refinancing of certain debt in 1993 at lower interest rates.

Income Taxes: The effective rate on income from operations was 34.7% in 1994, 38.1% in 1993 and 50.2% in 1992. The lower effective tax rate in 1994 is primarily due to the effect of recording a $700,000 reduction to the general tax reserves as a result of reaching a settlement agreement with the Internal Revenue Service ("Service") on certain of the Service's outstanding examination issues (see below for detailed discussion of this adjustment). The higher effective rate in 1992 was primarily due to non-deductible amortization of certain intangible assets, establishment of additional general tax reserves related to the Service examinations, and a taxable gain differential on a building sale relating to an acquisition in 1990.
        In 1992, the Service completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990. As a result of these examinations, the Service issued Reports of Proposed Adjustments asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar adjustments for subsequent periods through December 31, 1993, would total $6,100,000. The disputed items related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000. In addition, the Service's report included a dispute regarding the time at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes. During 1994, the Company was able to reach a settlement agreement with the Service with respect to certain of the disputed amortization items and the indemnity agreement payment issue. This settlement has reduced the total remaining asserted income tax deficiencies to approximately $2,800,000. The Company disagrees with the position of the Service on the remaining issues and will continue to pursue its remedies through available administrative and judicial processes. However, based upon the most recent communication with the Service, management believes that the remaining issues are likely to be settled by the end of 1995. Based on the 1994 partial settlement and review of the remaining unsettled items, the Company believes that its general tax reserves of $800,000 are sufficient to cover the settlement of the remaining items. As such, after considering a $400,000 reduction to previously established tax reserves for payments under the settlement agreement, the Company recorded a $700,000 reduction in general tax reserves during 1994. This decrease has been recorded as a reduction to the current income tax provision. If the Service were to prevail on the remaining amortization issues, future operating results would be adversely affected by the difference between the total estimated remaining assessment of $2,800,000 and the recorded general tax reserves of $800,000 as of December 31, 1994.

Discontinued Operations: In 1992, the Company recorded a significant charge of $1,580,000, or $0.19 per share, relating to discontinued operations. This charge was associated with the Company's risk-bearing operation which was discontinued in 1988. The charge resulted primarily from a re-evaluation of the Company's expected recoveries associated with its indemnity of a reinsurance agreement and, to a lesser extent, from a strengthening of reserves for that indemnity.
        The Company had historically estimated that certain recoveries related to the indemnity were available to it from the insolvency of Whiting National Insurance Company, placed in liquidation in 1988. While none of the underlying facts or operations of law had changed, the activity associated with the liquidation of Whiting had proceeded more slowly than anticipated making realization of those recoveries uncertain. The elimination of those recoveries accounts for approximately three-fourths of the discontinued operations charge. In addition, the Company bolstered reserves associated with the underlying indemnity obligations, further increasing the charge. These reserves are expected to be settled over many years and do not require any immediate significant cash outlays.
        Management currently anticipates that the existing reserves will be sufficient to provide for its responsibility under the indemnity agreement. Accordingly, management believes that the Company's future operating results and financial position will not be materially affected by this indemnity.


Liquidity and Capital Resources
The Company's cash and cash equivalents of $22,995,000 at December 31, 1994 decreased $3,350,000 from the December 31, 1993 balance of $26,345,000. During 1994, cash of $10,654,000 was provided from operating activities, proceeds of $2,346,000 from sales of investments, and proceeds from the exercise of stock options and issuances of common stock of $1,687,000. Cash was used during 1994 primarily for payments on long-term debt and notes payable of $11,873,000 and payment of dividends of $3,542,000.
        The Company's cash and cash equivalents of $26,345,000 at December 31, 1993 increased $7,941,000 from the December 31, 1992 balance of $18,404,000. During 1993, cash was primarily provided from operating activities of $20,188,000, proceeds from the sale of fixed assets and customer accounts of $427,000 and proceeds from bank borrowings of $3,833,000. Cash was used during 1993 primarily for payments on finalizing acquisition contingency agreements and the purchases of fixed assets totaling $3,925,000, repayment of long-term debt and notes payable of $10,964,000 and payment of dividends of $2,971,000.

        The Company's cash and cash equivalents of $18,404,000 at December 31, 1992 increased $820,000 from 1991. During 1992, cash was primarily provided from operating activities of $9,254,000, proceeds from borrowings of $1,550,000 and proceeds from the sales of investments, fixed assets and customer accounts totaling $5,290,000. Cash was used in 1992 primarily for acquisitions of businesses totaling $5,858,000, capital expenditures of $2,164,000, purchases of investments of $731,000, repayment of debt of $5,321,000 and payment of dividends of $2,028,000.
        The Company's working capital ratio was 1.10 to 1.0, 1.03 to 1.0 and .96 to 1.0, as of December 31, 1994, 1993, and 1992, respectively. The increase in the ratio at December 31, 1994 was primarily the result of lower premiums payable to insurance companies, lower accounts payable and accrued expenses and less outstanding current portion of long-term debt at year end. The increase in the ratio at December 31, 1993 as compared to December 31, 1992 was primarily the result of higher net cash flows from operations. Premiums payable to insurance companies generally exceed the amount of premiums receivable from customers because of the Company's billing and collection practices and its agreed payment period terms with insurance companies.
        In 1993, the Company entered into a long-term credit facility with a national banking institution that consisted of two secured term loans aggregating $7,500,000 that carried interest at the LIBOR rate plus 2% (5.25% at December 31, 1993). These bank term loans were used to replace approximately $3,750,000 of 8.5% notes held by an insurance company, and to fund acquisition contingency payments finalized in 1993. As of December 31, 1993, all acquisition contingency agreements had been finalized. This debt was fully retired during 1994.
        The Company has had available an unsecured line of credit with a national banking institution totaling $3,500,000 since 1991, but that line of credit was reduced to $2,000,000 in conjunction with the new credit facility referred to above. At December 31, 1993, there were no borrowings against this line of credit, and at December 31, 1992, $1,550,000 was borrowed. During 1994, in connection with the repayment of the long-term credit facility referred to above, the $2,000,000 line of credit was terminated. In November 1994, the Company entered into a new secured line of credit with a different national banking institution which provides the Company with available borrowings of $10,000,000. During 1994 and as of December 31, 1994, there were no borrowings against this line of credit.
        The Company entered into a long-term credit agreement in 1991 with a major insurance company, pursuant to which up to $10,000,000 could be borrowed at an interest rate equal to the prime lending rate plus 1% (9.5 % at December 31, 1994). The amount of the available credit decreases by $1,000,000 each August through the year 2001 when it will expire. As of December 31, 1994, the maximum amount available under the agreement was outstanding.
        The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 1995. Additionally, the Company believes that funds generated from future operations will be sufficient to satisfy its normal financial needs, including the required annual principal payments of its long-term debt and any potential future tax liability.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars and shares, except per share data)       Year Ended December 31,
                                                             1994           1993         1992
----------------------------------------------------------------------------------------------------
Revenues
Commissions and fees                                       $93,826        $92,350        $86,127
Investment income                                            5,092          2,031          2,426
Other income                                                   589          1,189            757
Total revenues                                              99,507         95,570         89,310
----------------------------------------------------------------------------------------------------

Expenses
Employee compensation and  benefits                         51,229         51,203         49,954
Other operating expenses                                    22,418         25,413         24,601
Interest and amortization                                    5,508          6,022          6,434
Total expenses                                              79,155         82,638         80,989
----------------------------------------------------------------------------------------------------

Income before income taxes and loss from
     discontinued operations                                20,352          12,932         8,321
Income taxes                                                 7,067           4,929         4,180
----------------------------------------------------------------------------------------------------

Income from continuing operations                           13,285           8,003         4,141
Loss from discontinued operations,
     net of tax benefit of $976                                  -               -         1,580
----------------------------------------------------------------------------------------------------
Net Income                                                 $13,285         $ 8,003       $ 2,561
====================================================================================================

Income (loss) per Share
Continuing operations                                      $  1.56         $   .95       $   .49
Discontinued operations                                          -               -          (.19)
----------------------------------------------------------------------------------------------------
Net income                                                 $  1.56         $   .95       $   .30
====================================================================================================

Weighted average number of shares outstanding                8,524           8,425         8,423

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except per share data)                                December 31,
                                                                            1994           1993
Assets
Cash and cash equivalents                                                 $ 22,995       $ 26,345
Short-term investments                                                         787            667
Premiums and commissions receivable, less allowance for doubtful
     accounts of $69 in 1994 and $435 in 1993                               56,085         54,054
Other current assets                                                         6,420          4,720
-----------------------------------------------------------------------------------------------------
Total current assets                                                        86,287         85,786

Fixed assets, net                                                            8,286          8,001
Intangibles, net                                                            32,620         35,493
Investments                                                                  9,274            695
Other assets                                                                 2,868          3,354
-----------------------------------------------------------------------------------------------------
 Total assets                                                             $139,335       $133,329
=====================================================================================================

Liabilities
Premiums payable to insurance companies                                   $ 61,873       $ 65,903
Premium deposits and credits due customers                                   6,970          5,051
Accounts payable and accrued expenses                                        8,230          8,913
Current portion of long-term debt                                            1,245          3,232
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                   78,318         83,099

Long-term debt                                                               7,430         17,316
Deferred income taxes                                                        3,778          1,323
Other liabilities                                                            5,765          4,373
-----------------------------------------------------------------------------------------------------
Total liabilities                                                           95,291        106,111
=====================================================================================================

Shareholders' Equity
Common stock, par value $.10; authorized 18,000,000 shares; issued
    8,551,756  shares in 1994; 8,403,779 shares in 1993                        855            840
Additional paid-in capital                                                   2,070          1,149
Retained earnings                                                           35,778         26,035
Net unrealized appreciation of available-for-sale securities,
    net of tax effect of $3,344                                              5,341              -
Treasury stock, at cost: 0 shares in 1994; 44,833 shares in 1993                 -           (806)
Total shareholders' equity                                                  44,044         27,218
-----------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                               $139,335       $133,329
=====================================================================================================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of dollars and shares, except per share data)               ADDITIONAL                    NET
                                       COMMON STOCK PAID-IN    RETAINED   UNREALIZED               TREASURY STOCK
                                        SHARES     AMOUNT      CAPITAL     EARNINGS   APPRECIATION     SHARES      AMOUNT    TOTAL
Balance, January 1, 1992                8,511       $851      $   972     $22,571       $    -        242          $(2,104) $22,290

Net income                                                                  2,561                                             2,561
Issued for stock option plans and
  employee stock purchase plans                                   (12)                                (81)             621      609
Purchase and retirement of
  Brown stock                            (118)       (12)                  (1,177)                                           (1,189)
Adjustment to conform fiscal year
  ends of Brown and Arch-Holmes
  (See Note 2)                                                               (924)                                             (924)
Cash dividends paid ($.40 per share)                                       (2,028)                                           (2,028)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992              8,393        839          960      21,003            -        161           (1,483)  21,319

Net income                                                                  8,003                                             8,003
Issued for stock option plans and
  employee stock purchase plans            11          1           13                                (116)             677      691
Tax benefit from sale of option
  shares by employees                                             176                                                           176
Cash dividends paid ($.40 per share)                                       (2,971)                                           (2,971)
------------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1993              8,404        840        1,149      26,035            -         45             (806)  27,218

Net income                                                                 13,285                                            13,285
Issued for stock option plans and
  employee stock purchase plans           148         15         866                                  (45)             806    1,687
Tax benefit from sale of option
  shares by employees                                             55                                                             55
Cumulative effect of change in
  accounting principle (see Note 1)                                                         23                                   23
Net increase in unrealized appreciation
  of available-for-sale securities                                                       5,318                                5,318
Cash dividends paid ($.42 per share)                                       (3,542)                                           (3,542)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994              8,552       $855     $ 2,070      $35,778       $5,341          -          $     -  $44,044

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)                                               Year Ended December 31,
                                                                  1994            1993             1992
---------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                       $13,285         $ 8,003         $  2,561
Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation and amortization                              6,304           6,882            6,919
        Provision for doubtful accounts                               19             562              749
        Deferred income taxes                                     (1,173)            499              516
        Net gains on sales of investments, fixed assets
          and customer accounts                                   (2,231)           (864)            (809)
        Loss from discontinued operations                              -               -            1,580
        Adjustment due to change in pooled entities' year end          -               -           (1,694)
Premiums and commissions receivable (increase) decrease           (1,929)          1,834          (12,610)
Other assets (increase) decrease                                  (2,151)            583              390
Premiums payable to insurance companies (decrease) increase       (4,098)          4,762           10,970
Premium deposits and credits due customers increase (decrease)     1,919            (471)             985
Accounts payable and accrued expenses decrease                      (683)         (2,814)            (623)
Other liabilities increase                                         1,392           1,212              320
Net cash provided by operating activities                         10,654          20,188            9,254
---------------------------------------------------------------------------------------------------------


Cash Flows From Investing Activities
Additions to fixed assets                                         (2,392)        (1,805)           (2,164)
Payments for businesses acquired, net of cash acquired            (1,382)        (2,120)           (5,858)
Proceeds from sales of fixed assets and customer accounts          1,337            427             1,187
Purchases of investments                                            (187)           (93)             (731)
Proceeds from sales of investments                                 2,346            709             4,103
Other investing activities, net                                      (53)          (130)              314
Net cash used in investing activities                               (331)        (3,012)           (3,149)
---------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Payments on long-term debt and notes payable                     (11,873)       (10,964)           (5,321)
Proceeds from long-term debt and notes payable                         -          3,833             1,550
Exercise of stock options, issuances of stock and treasury stock sales
                                                                   1,687            691               609
Tax benefit from sale of option shares by employees                   55            176                 -
Purchase and retirement of treasury stock                              -              -               (95)
Cash dividends paid                                               (3,542)        (2,971)           (2,028)
Net cash used in financing activities                            (13,673)        (9,235)           (5,285)
---------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents              (3,350)         7,941               820
Cash and cash equivalents at beginning of year                    26,345         18,404            17,584
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $ 22,995       $ 26,345           $18,404
=========================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
Principles of Consolidation   The consolidated financial statements include the
accounts of Poe & Brown, Inc. and its subsidiaries (the Company). All significant intercompany account balances and transactions have been eliminated in consolidation.

Revenue Recognition   Commisions relating to the brokerage and agency activity
whereby the Company has primary responsibility for the collection of premiums from insureds are generally recognized as of the later of the effective date of the policy or the date billed. Commissions to be received directly from insurance companies are generally recognized when ascertained. Subsequent commission adjustments, such as policy cancellations, are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions from insurance companies are recognized when received. Fee income is recognized when services are rendered.

Cash and Cash Equivalents   Cash and cash equivalents principally consist of
demand deposits with financial institutions, money market accounts, and certificates of deposit having maturities of less than three months when purchased.

Premiums and Commissions Receivable   In its capacity as an insurance broker or
agent, the Company typically collects premiums from insureds and, after deducting its authorized commissions, remits the premiums to the appropriate insurance companies. In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds and "commissions" are receivable from insurance companies.

Investments   Effective January 1, 1994, the Company adopted Statement of
Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under these new rules, debt securities that the Company has both the positive intent and ability to hold to maturity would be classified as "held-to-maturity" securities and would be reported at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as interest earnings on these securities, would be included in investment income.
        Marketable equity securities and debt securities not classified as held-to-maturity are classified as "available-for-sale." Available-for-sale securities are reported at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
        Nonmarketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost, adjusted for other-than-temporary market value declines.
        The adoption of SFAS No. 115 resulted in an increase of $23,000 (net of $15,000 in deferred taxes) to shareholders' equity as of January 1, 1994. Application of this new Statement resulted in an increase of $5,341,000 in shareholders' equity, net of $3,344,000 in deferred income taxes, as of December 31, 1994.

        As of January 1, 1994, the Company owned 659,064 shares of common stock of Rock-Tenn Company with an aggregate cost of $565,000. As of that date, the common stock of Rock-Tenn Company was not publicly traded and, therefore, had no readily determinable market value. However, on March 3, 1994, the common stock of Rock-Tenn was registered with the Securities and Exchange Commission and began trading on the NASDAQ over-the-counter securities market at the initial public offering price of $16.50 per share. As part of the initial public offering of the Rock-Tenn Company's common stock, the Company sold 150,000 shares of its investment in this stock and reported a net after-tax gain of $1,342,000 in the first quarter of 1994. The remaining 509,064 shares of Rock-Tenn Company common stock held by the Company have been classified as non-current available-for-sale securities as of December 31, 1994. The Company has no current plans to sell these shares.

Fixed Assets   Fixed assets are stated at cost. Expenditures for improvements are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation has been provided using principally the straight-line method over the estimated useful lives of the related assets which range from three to ten years. Leasehold improvements are amortized on the straight-line method over the term of the related leases.

Intangibles   Intangible assets are stated at cost less accumulated
amortization and principally represent purchased customer accounts, non-compete agreements, purchased contract agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements, and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from three to 14 years. The excess of costs over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.
        The carrying value of intangibles, corresponding with each agency division comprising the Company, is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance brokerage and agency industry, it is common for agencies or books of business (customer accounts) to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Company assesses the carrying value of its intangibles by comparison to a reasonable multiple applied to corresponding revenues, as well as considering the operating cash flow generated by the corresponding agency division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted.

Income Taxes   The Company files a consolidated federal income tax return.
Deferred income taxes are provided for in the consolidated financial statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods, unrealized appreciation of available-for-sale securities, and basis differences of intangible assets.

Net Income Per Share   Net income per share is based on the weighted average
number of shares outstanding, adjusted for the dilutive effect of stock options, which is the same on both a primary and fully-diluted basis.

Reclassifications   Certain amounts in the 1993 and 1992 consolidated financial statements have been reclassified to conform with the 1994 consolidated financial statements.

Note 2 - Mergers
On April 28, 1993, Poe & Associates, Inc. (Poe) issued 3,013,975 shares of its common stock in exchange for all of the outstanding common stock of Brown & Brown, Inc. (Brown), a closely-held general insurance agency headquartered in Daytona Beach, Florida. Subsequent to that merger, Poe's name was changed to Poe & Brown, Inc.
        On November 11, 1993, the Company issued 124,736 shares of its common stock in exchange for all of the outstanding common stock of Arch-Holmes Insurance, Inc. (Arch-Holmes), a closely-held general insurance agency headquartered in Hollywood, Florida.
        Both transactions were accounted for as pooling-of-interests and accordingly, the Company's consolidated financial statements have been restated for all periods prior to the mergers to include the results of operations, financial positions, and cash flows of Brown and Arch-Holmes. To conform to Poe's year end, the fiscal year ends for Brown and Arch-Holmes were changed to December 31 effective on each of the respective merger dates. Accordingly, the three-month period ended March 31, 1992 for Brown and Arch-Holmes, which consisted of aggregate revenues of $10,580,000 and aggregate net income of $924,000, has been included in both the Company's 1992 and 1991 operating results. Accordingly, an adjustment has been made in 1992 to retained earnings for the duplication of this net income.
        The following table reflects the 1992 individual company operating results of Poe, Brown, and Arch-Holmes. Amounts pertaining to Brown and Arch-Holmes for 1993 reflect their respective operating results up to their dates of merger.


(in thousands of dollars,except per share data)                 POE            BROWN       ARCH-HOLMES       COMBINED
---------------------------------------------------------------------------------------------------------------------
1993
Revenues                                                      $80,817         $13,488         $1,265          $95,570
Net income (loss)                                               6,897           1,145            (39)           8,003
---------------------------------------------------------------------------------------------------------------------
1992
Revenues                                                      $52,393         $35,452         $1,465          $89,310
Income from continuing operations                               2,865           1,208             68            4,141
Loss from discontinued operations                              (1,580)              -              -           (1,580)
Net income                                                      1,285           1,208             68            2,561
---------------------------------------------------------------------------------------------------------------------
1992
Net Income Per Share
        As previously reported                                $  0.25
        Combined                                              $  0.30


Note 3 - Acquisitions
During 1994 the Company acquired the assets of three insurance agencies for an aggregate cost of $656,000. The Company had no acquisitions during 1993 accounted for as purchases. In 1992 the Company acquired outstanding shares of one insurance agency and the assets of five other insurance agencies at an aggregate cost of $11,784,000. The 1994 and 1992 acquisitions were accounted for as purchases, and substantially the entire cost was assigned to purchased customer accounts, non-compete agreements, and goodwill.
        Additional or return consideration resulting from acquisition contingency provisions are recorded as adjustments to intangibles when they occur. Certain contingency payments relating to these acquisitions were finalized in 1993 and 1992, resulting in a net increase (decrease) to the original combined purchase price of $5,893,000 and ($315,000), respectively. The results of operations of the acquired companies have been included in the consolidated financial statements from their respective acquisition dates. Pro forma results of operations of the Company for the years ended December 31, 1994, 1993 and 1992, including 1994 acquisitions as though they occurred on January 1, 1994 and the 1992 acquisitions as though they occurred on January 1, 1992, were not materially different from the results of operations as reported.

Note 4 - Investments
Investments at December 31, 1994 consists of the following:


(in thousands of dollars)                                                   CARRYING VALUE
                                                                      CURRENT        NON-CURRENT
------------------------------------------------------------------------------------------------
Available-for-sale marketable equity securities                         $317            $9,163

Nonmarketable equity securities and certificates of deposit              470               111
------------------------------------------------------------------------------------------------
Total investments                                                       $787            $9,274
================================================================================================


The following summarizes available-for-sale securities at December 31, 1994:


(in thousands of dollars)                                  GROSS                 GROSS             ESTIMATED
                                          COST       UNREALIZED GAINS      UNREALIZED LOSSES       FAIR VALUE
-------------------------------------------------------------------------------------------------------------
Marketable equity securities              $795            $8,739                   $54               $9,480

        Investments at December 31, 1993 consisted of marketable equity securities reported at aggregate cost which approximates market value, other investments reported at cost, and certificates of deposit having maturities of more than three months when purchased.
        In 1994, the Company's proceeds from sales of available-for-sale securities totaled $2,314,000, from which $2,185,000 of gross gains were realized. During 1993, the Company had no sales of marketable equity securities. In 1992, the Company realized net gains on sales of marketable equity securities in the amount of $329,000.

Note 5 - Fixed Assets
Fixed assets at December 31 are summarized as follows:

(in thousands of dollars)                                                1994            1993
------------------------------------------------------------------------------------------------
Furniture, fixtures, and equipment                                      $16,849         $21,138
Land, buildings, and improvements                                         1,349           1,453
Leasehold improvements                                                    1,564           1,629
-----------------------------------------------------------------------------------------------
                                                                         19,762          24,220
Less accumulated depreciation and amortization                           11,476          16,219
-----------------------------------------------------------------------------------------------
                                                                        $ 8,286         $ 8,001
===============================================================================================


        The gross cost and accumulated depreciation balances at December 31, 1994 have declined from December 31, 1993 due to the Company's elimination of all fully depreciated assets no longer utilized in operations.
        Depreciation and amortization expense amounted to $2,107,000 in 1994, $2,594,000 in 1993, and $2,523,000 in 1992.


Note 6 - Intangibles
Intangibles at December 31 are comprised of the following:

(in thousands of dollars)                                                1994            1993
-----------------------------------------------------------------------------------------------
Purchased customer accounts                                             $26,045         $26,164
Non-compete agreements                                                    9,706           9,739
Goodwill                                                                 19,431          19,190
Purchased contract agreements                                               789             789
                                                                         55,971          55,882
Less accumulated amortization                                            23,351          20,389
-----------------------------------------------------------------------------------------------
                                                                        $32,620         $35,493
===============================================================================================

        Amortization expense amounted to $4,197,000 in 1994, $4,288,000 in 1993, and $4,396,000 in 1992.

Note 7 - Long-Term Debt
Long-term debt at December 31 consists of the following:

(in thousands of dollars)                                               1994            1993
-----------------------------------------------------------------------------------------------
Long-term credit agreement                                              $7,000          $8,000
Bank term loans                                                              -           7,500
Notes payable:
     Variable rate acquisition note payable                                  -           1,692
     Notes from treasury stock purchases                                 1,662           1,883
     Other acquisition notes payable                                         -           1,452
     Other notes payable                                                    13              21
-----------------------------------------------------------------------------------------------
                                                                         8,675          20,548
Less current portion                                                     1,245           3,232
-----------------------------------------------------------------------------------------------
Long-term debt                                                          $7,430         $17,316
===============================================================================================


                In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided $10 million at an interest rate equal to the prime lending rate plus 1% (9.5% at December 31, 1994). The amount of available credit decreases by $1 million each August through the year 2001 when it will expire.
        In 1993, the Company entered into a long-term credit facility with a national banking institution that consisted of two secured term loans aggregating $7,500,000 and a $2,000,000 unsecured short-term line of credit. Interest on the term loans was payable on a monthly basis at the LIBOR rate plus 2%. These term loans were repaid in November 1994. There were no borrowings against the unsecured line of credit during 1994 and, during 1994 this line of credit agreement was terminated by the Company.
                In November 1994, the Company entered into a revolving credit facility with a national banking institution which provides for available borrowings of up to $10 million. Amounts outstanding are secured by all assets of the Company, subject to existing or permitted liens. Interest on this facility is at the option of the Company based upon the LIBOR prime or the Federal Funds rate. A commitment is assessed in the amount of 1/4% per annum on the unused balance. During 1994 and as of December 31, 1994, there were no borrowings against this line of credit.
                The variable rate acquisition note payable was repaid in May 1994 including interest through that period.
                Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from fiscal years ending 1997 to 2001. These notes have been discounted at effective yields ranging from 8.5% to 9.2% for consolidated financial statement presentation purposes.
                Other acquisition notes payable, including interest ranging from 8% to 9%, were repaid in 1994.
                Maturities of long-term debt for succeeding years are $1,245,000 in 1995, $1,266,000 in 1996, $1,284,000 in 1997, $1,233,000 in 1998,
$1,252,000 in 1999, and $2,395,000 thereafter.
                Interest expense included in the consolidated statements of income was $1,311,000 is 1994, $1,734,000 in 1993 and $2,038,000 in 1992.

Note 8 - Commitments and Contingencies
The Company and its subsidiaries lease office facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2005. These occupancy leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1994, the aggregate future minimum lease payments under all noncancelable lease agreements are as follows:

Year Ending December 31,                                              (in thousands of dollars)
-----------------------------------------------------------------------------------------------
1995                                                                           $ 3,317
1996                                                                             2,675
1997                                                                             2,659
1998                                                                             2,474
1999                                                                             2,542
Thereafter                                                                      10,334
-----------------------------------------------------------------------------------------------
Total future minimum lease payments                                            $24,001
===============================================================================================

                Rental expense in 1994, 1993, and 1992 for operating leases totaled $4,136,000, $4,442,000 and $4,728,000, respectively. The 1993 rental expense amount includes $676,000 of direct costs related to the termination of a certain lease.
                The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material effect on the Company's financial condition or results of operations.


Note 9 - Income Taxes
Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." As permitted under these new rules, the prior years' consolidated financial statements have not been restated for the effects of this Statement. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase net income by $119,000.
                At December 31, 1994, the Company had net operating loss carryforwards of $850,000 for income tax reporting purposes that expire in the years 1996 through 2002. These carryforwards were derived from agency acquisitions by the Company beginning in 1985. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax assets related to these carryforwards.
                Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands of dollars)                                               1994            1993
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
        Fixed assets                                                    $  444          $  512
        Net unrealized appreciation of available-for-sale securities     3,344               -
        Installment sales                                                  296             405
        Prepaid insurance and pension                                      666             350
        Intangible assets                                                  628             281
        General tax reserves                                               800           1,900
        Other                                                              239             312
Total deferred tax liabilities                                           6,417           3,760
-----------------------------------------------------------------------------------------------
Deferred tax assets:
        Deferred compensation                                            1,062             889
        Accruals and reserves                                            1,250           1,221
        Net operating loss carryforwards                                   327             316
        Other                                                               38              49
-----------------------------------------------------------------------------------------------
Total deferred tax assets                                                2,677           2,475
        Valuation allowance for deferred tax assets                         38              38
Net deferred tax assets                                                  2,639           2,437
-----------------------------------------------------------------------------------------------
Net deferred tax liabilities                                            $3,778          $1,323
===============================================================================================


Significant components of the provision for income taxes attributable to continuing operations are as follows:

(in thousands of dollars)                           1994           1993           1992
                                                     LIABILITY METHOD      DEFERRED METHOD
------------------------------------------------------------------------------------------
Current:
        Federal                                   $ 7,237         $3,728         $3,087
        State                                       1,003            702            577
------------------------------------------------------------------------------------------
        Total current provision                     8,240          4,430          3,664
==========================================================================================

Deferred:
        Federal                                    (1,076)           419            454
        State                                         (97)            80             62
        Total deferred provision (benefit)         (1,173)           499            516
Total tax provision                               $ 7,067         $4,929         $4,180
------------------------------------------------------------------------------------------

           The components of the provision for deferred income taxes for the year ended December 31, 1992 as determined under the deferred method are as follows:

(in thousands of dollars)
------------------------------------------------------------------------------------------
Amortization                                                                      $ 225
Accrued commissions                                                                (342)
Other items, net                                                                    633
------------------------------------------------------------------------------------------
                                                                                  $ 516
==========================================================================================

        A reconciliation of the differences between the effective tax rate and the federal statutory tax rate on income from continuing operations is as follows:

                                                            1994            1993            1992
                                                               LIABILITY METHOD        DEFERRED METHOD
-----------------------------------------------------------------------------------------------------
Federal statutory tax rate                                  35.0%           34.2%           34.0%
State income taxes, net of federal income tax benefit        2.8             3.6             4.3
Interest exempt from taxation and dividend exclusion        (0.3)           (0.3)           (0.8)
Non-deductible goodwill amortization                          .7             1.2             1.8
Internal Revenue Service examination                        (3.4)             -             10.9
Other, net                                                   (.1)           (0.6)             -
-----------------------------------------------------------------------------------------------------
Effective tax rate                                          34.7%           38.1%           50.2%
=====================================================================================================

        Income taxes receivable as of December 31, 1994 were $894,000 and are reported as a component of other current assets. Income taxes payable as of December 31, 1993 were $652,000 and were reported as a component of accounts payable and accrued expenses.
         In 1992, the Internal Revenue Service (Service) completed examinations of the Company's federal income tax returns for the tax years 1988, 1989, and 1990. As a result of their examinations, the Service issued Reports of Proposed Adjustments asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar adjustments for subsequent periods through December 31, 1993, would total $6,100,000. The disputed items related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000. In addition, the Service's report included a dispute regarding the time at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes. During 1994, the Company was able to reach a settlement agreement with the Service with respect to certain of the disputed amortization items and the indemnity agreement payment issue. This settlement has reduced the total remaining asserted income tax deficiencies to approximately $2,800,000. Based on this settlement and review of the remaining unsettled items, the Company believes that its general income tax reserves of $800,000 are sufficient to cover its ultimate liability resulting from the settlement of the remaining items. Accordingly, after taking into consideration a $400,000 reduction of the reserve resulting from payments under the partial settlement agreement, during 1994 the Company recorded a $700,000 adjustment to decrease the originally established reserves of $1,900,000. This decrease has been recorded as a reduction to the current income tax provision. If the Service were to prevail on the remaining amortization issues, future operating results would be adversely affected by the difference between the total estimated remaining assessment of $2,800,000 at December 31, 1994 and the recorded income tax reserve of $800,000 at December 31, 1994. In addition to the potential assessment of $2,800,000 at December 31, 1994, future operating results would also be adversely affected by the disallowance of future income tax deductions relating to these issues.

Note 10 - Employee Benefits Plans
The Company maintains a defined benefit pension plan covering substantially all previous Poe & Associates, Inc. employees with one or more years of service. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformance with minimum funding requirements and maximum deductible limitations.
        The plan's funded status and amounts recognized in the Company's consolidated balance sheets are as follows:

(in thousands of dollars)                                                                    December 31,
                                                                                         1994            1993
---------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Accumulated benefit obligations, including vested benefits of $3,642
  in 1994 and $3,559 in 1993                                                           $(3,793)        $(3,773)
===============================================================================================================
Projected benefit obligations for service rendered to date                             $(3,808)        $(3,943)
Plan assets at fair value, principally consisting of a group annuity contract            3,787           3,757
---------------------------------------------------------------------------------------------------------------
Excess of projected benefit obligations over plan assets                                   (21)           (186)
Unrecognized net excess of plan assets under previously accrued but
  unfunded pension costs, to be amortized                                                  583             425
Net prepaid pension costs                                                              $   562         $   239
---------------------------------------------------------------------------------------------------------------

The following assumptions were used in determining the actuarial present value of the benefit obligations and pension costs:

                                                                             Year Ended December 31,
                                                                       1994            1993            1992
---------------------------------------------------------------------------------------------------------------
Discount rate                                                          7.5%            7.5%            8.75%
Long-term rate for compensation increase                               3.5%            3.5%            5.0%
Long-term rate of return on plan assets                                8.0%            8.0%            8.5%

Pension costs included in the Company's consolidated statements of income are comprised of the following:


(in thousands of dollars)                                                     Year Ended December 31,
                                                                       1994            1993            1992
---------------------------------------------------------------------------------------------------------------
Service cost                                                          $  91            $ 221           $ 204
Interest cost                                                           304              232             191
Actual return on assets                                                 113             (284)           (230)
Net amortization and deferral                                          (407)             (39)            (89)
---------------------------------------------------------------------------------------------------------------
Net pension cost                                                      $ 101            $ 130            $ 76
===============================================================================================================

During 1994, the defined benefit pension plan was converted to a cash balance plan. The impact of this change on the plan costs and plan liabilities was not material.
                The Company has an Employee Stock Purchase program under which all eligible employees may subscribe to its common shares at 85% of the lesser of the market value of such shares at the beginning or the end of the subscription period. Payment is made through payroll deductions, not to exceed 10% of base pay, over a 12-month period and shares are issued at the end of the purchase period. At December 31, 1994, a total of 2,502 shares of common stock were authorized and reserved for future issuance relating to this program.
                The Company has a Deferred Savings and Profit Sharing Plan (401(k)) covering substantially all employees with one year of service. Under this plan, the Company makes matching contributions equal to the participants' contributions, subject to a maximum of 2.5% of the participant's salary, and also provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $1,208,000 in 1994, $1,085,000 in 1993 and $857,000 in 1992.


Note 11 - Stock Option Plans
The Company has adopted stock option plans which provide for the granting to key employees options to purchase shares of its common stock. The following schedule summarizes the transactions from 1992 through 1994 pertaining to these plans:

                                                         NUMBER               PER SHARE
                                                       OF SHARES             OPTION PRICE
------------------------------------------------------------------------------------------------
Outstanding, January 1, 1992                            392,554          $ 3.40     -     $ 9.67
     Granted                                             10,000           14.75
     Exercised                                          (71,874)           3.40     -       9.40
     Canceled                                           (31,040)           6.00     -       7.60
------------------------------------------------------------------------------------------------
Outstanding, December 31, 1992                          299,640            6.00     -      14.75
     Granted                                                  -               -
     Exercised                                         (129,462)           6.00     -       9.45
     Canceled                                            (9,936)           7.60
------------------------------------------------------------------------------------------------
Outstanding, December 31, 1993                          160,242            6.00     -      14.75
     Granted                                                  -               -
     Exercised                                          (65,173)           6.00     -      14.75
     Canceled                                            (8,689)           7.60     -      14.75
Outstanding, December 31, 1994                           86,380            7.60
================================================================================================

All options outstanding as of December 31, 1994 are exercisable. At December 31, 1994, a total of 285,745 shares of common stock were reserved for future issuance relating to these plans.

Note 12 - Supplemental Disclosures of Cash Flow Information
The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:

(in thousands of dollars)                                                           Year Ended December 31,
                                                                           1994               1993             1992
---------------------------------------------------------------------------------------------------------------------
Unrealized appreciation of available-for-sale securities
  net of tax effect of $3,344                                              $5,341            $     -          $     -
Notes payable issued for purchased customer accounts                            -              3,862            3,206
Notes received on the sale of fixed assets and customer accounts              266              1,532              649
Notes payable issued on purchases and retirement of stock                       -                  -            1,094
Cash paid during the year for:
     Interest                                                               1,447              1,913            1,886
     Income taxes                                                           9,597              3,978            4,298


Note 13 - Business Concentrations
Substantially all of the Company's premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. The Company, as agent, typically collects premiums, retains its commission and remits the balance to the insurance companies. A significant portion of business written by the Company is for customers located in Florida. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Florida could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.
        For the years ended December 31, 1994 and 1993, approximately 23% and 25%, respectively, of the Company's revenues are from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes alternative insurance companies are available to underwrite the business, although some additional expenses and loss of market share would at least initially result. No other insurance company accounts for as much as five percent of the Company's revenues.


Note 14 - Reinsurance Indemnity
Whiting National Insurance Company (Whiting), the Company's risk-bearing subsidiary, ceased underwriting operations in early 1985 and in 1988 entered into liquidation by the New York State Insurance Department (Department). Since then, the handling of Whiting's affairs has been the responsibility of the Department.

In 1979, the company agreed to indemnify a ceding insurer should Whiting fail to perform under a reinsurance contract. As a result, the Company is directly responsible for the management and adjudication of claims outstanding under that indemnification contract. The Company had historically estimated that certain recoveries related to the indemnity were available to it from the Whiting liquidation. While none of the underlying facts or operations of law as to the Company's rights or creditor priority had changed, the liquidation activities proceeded more slowly than anticipated, making realization of those recoveries uncertain. As a result, in 1992 those estimated recoveries were written off and reserves associated with the underlying indemnity obligation were bolstered because of adverse loss developments. These adjustments have been reported as discontinued operations in the 1992 consolidated statement of income.

Note 15 - Quarterly Financial Information (Unaudited)
The Company's 1993 and 1992 quarterly operating results have not been reviewed by the Company's independent certified public accountants.

(in thousands of dollars, except per share data)       NET INCOME (LOSS)           CASH         STOCK PRICE RANGE
                                                                                 DIVIDENDS
(1)                                     REVENUE        AMOUNT       PER SHARE    PER SHARE      HIGH     -    LOW
-------------------------------------------------------------------------------------------------------------------
1994

First quarter (2)                       $27,948        $ 4,529        $ 0.54       $0.10        $19.50   -   $17.63
Second quarter                           22,849          1,988          0.23        0.10         20.50   -    18.25
Third quarter (3)                        24,568          3,530          0.41        0.10         22.75   -    19.75
Fourth quarter                           24,142          3,238          0.38        0.12         21.75   -    19.50
-------------------------------------------------------------------------------------------------------------------
                                        $99,507        $13,285        $ 1.56       $0.42
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
1993

First quarter                           $24,116        $ 2,195        $ 0.26       $0.10        $19.00   -   $16.00
Second quarter (4)                       22,810            714          0.08        0.10         21.25   -    17.25
Third quarter                            24,771          2,498          0.30        0.10         20.00   -    18.25
Fourth quarter                           23,873          2,596          0.31        0.10         20.25   -    16.87
-------------------------------------------------------------------------------------------------------------------
                                        $95,570        $ 8,003        $ 0.95       $0.40
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
1992

First quarter                           $23,294        $ 2,103        $ 0.25       $0.10        $15.75   -   $11.50
Second quarter                           20,032            746          0.09        0.10         16.00   -    13.50
Third quarter                            22,382          1,258          0.15        0.10         14.00   -    11.25
Fourth quarter (5)                       23,602         (1,546)        (0.19)       0.10         17.00   -    12.75
-------------------------------------------------------------------------------------------------------------------
                                        $89,310        $ 2,561        $ 0.30       $0.40
===================================================================================================================


(1) Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.
(2) First quarter 1994 net income increased $1,342,000, or $0.16 per share, from the sale of a portion of the Company's investment in Rock-Tenn Company (see Note 1).
(3) Third quarter 1994 net income increased $700,000, or $0.08 per share, due to the reduction in general tax reserves (See Note 9).
(4) Second quarter 1993 net income increased $818,000 from the sale of certain insurance accounts and other assets, and decreased $1,151,000 due to merger-related combination costs.
(5) Fourth quarter 1992 includes loss from discontinued operations of $1,580,000 or $0.30 per share. Fourth quarter net income (loss) also includes expenses of $2,147,000, or $0.26 per share, from charges associated with certain costs and uncollectible receivables arising from purchased acquisitions, costs related to the merger with Brown &
        Brown, and additions to income tax reserves.

Report of Independent Certified Public Accountants

To the Board of Directors of Poe & Brown, Inc., Daytona Beach, Florida
        We have audited the accompanying consolidated balance sheets of Poe & Brown, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Poe & Brown, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
        As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities.



Tampa, Florida
January 28, 1995

Management's Report on Financial Statements and Internal Controls

To the Shareholders of Poe & Brown, Inc.
        The management of Poe & Brown, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgments, based upon current conditions and circumstances, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the additional information contained in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.
        Management of Poe & Brown, Inc. has developed and maintains a system of internal control over the preparation of its published annual and interim financial statements which is designed to provide reasonable assurance that the Company's assets are safeguarded and protected from improper use. The system is constantly monitored, revised and improved to meet changing business conditions, company growth, and recommendations made by the independent auditors.
        Management has assessed the Company's system of internal control over the preparation of its published annual and interim financial statements.
Based on this assessment, it is management's opinion that its system of internal control as of December 31, 1994 is effective in providing reasonable assurance that its published annual and interim financial statements are free of material misstatement.
        The Audit Committee of the Company's Board of Directors is composed of the non-employee directors and the Chief Executive Officer and is responsible for approving the selection of the independent certified public accounting firm. The Audit Committee meets periodically with the Company's internal auditors and the independent auditors, as well as with management, to review accounting, auditing, internal controls and financial reporting matters. The internal auditors and the independent auditors have private and confidential access to the Audit Committee.



J. Hyatt Brown                                  Timothy L. Young
Chairman, President                             Vice President, Treasurer
Chief Executive Officer                         & Chief Financial Officer

SIX-YEAR STATISTICAL SUMMARY (UNAUDITED)

(in thousands, except per share data and Other Information)         Year Ended December 31,
                                          1994          1993           1992         1991         1990         1989
--------------------------------------------------------------------------------------------------------------------
Revenues

Commissions & fees                      $ 93,826      $ 92,350       $ 86,127     $ 79,859     $ 77,494     $ 68,061
Investment income                          5,092         2,031          2,426        2,865        1,932        2,327
Other income                                 589         1,189            757          275          272          927
Total Revenues                            99,507        95,570         89,310       82,999       79,698       71,315
--------------------------------------------------------------------------------------------------------------------

Expenses

Compensation and benefits                 51,229        51,203         49,954       44,377       42,639       36,570
Other operating expenses                  22,418        25,413         24,601       21,284       21,495       22,461
Amortization expense                       4,197         4,288          4,396        4,680        4,251        3,391
Interest expense                           1,311         1,734          2,038        1,855        1,561          940
Total expenses                            79,155        82,638         80,989       72,196       69,946       63,362
--------------------------------------------------------------------------------------------------------------------
Income before income taxes and loss
  from discontinued operations            20,352        12,932          8,321       10,803        9,752        7,953
Income Taxes                               7,067         4,929          4,180        4,122        3,667        2,792
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations         13,285         8,003          4,141        6,681        6,085        5,161
Loss from discontinued operations              -             -          1,580          805          190          263
Net Income                              $ 13,285      $  8,003       $  2,561     $  5,876     $  5,895     $  4,898
--------------------------------------------------------------------------------------------------------------------

Earnings per Share Information

Income from continuing operations       $   1.56      $   0.95       $   0.49     $   0.81     $   0.73     $   0.63
Loss from discontinued operations              -             -           0.19         0.10         0.02         0.03
--------------------------------------------------------------------------------------------------------------------
Net income per share                    $   1.56      $   0.95       $   0.30     $   0.71     $   0.71     $   0.60
====================================================================================================================

Weighted average number of shares
  outstanding                              8,524         8,425          8,423        8,243        8,285        8,232
Dividends paid per share (1)            $   0.42      $   0.40       $   0.40     $   0.32     $   0.32     $   0.32

Year-end Financial Position

Working capital (deficiency)            $  7,969      $  2,687       $ (3,528)    $  1,107     $ (5,602)    $ (8,662)
Intangible assets, net                  $ 32,620      $ 35,493       $ 34,913     $ 29,916     $ 28,858     $ 24,062
Total assets                            $139,335      $ 33,329       $127,591     $114,818     $119,413     $ 93,859
Long-term debt                          $  7,430      $ 17,316       $ 18,423     $ 18,687     $ 14,594     $  9,149
Shareholders' equity                    $ 44,044      $ 27,218       $ 21,319     $ 22,291     $ 18,057     $ 13,412
Total shares outstanding
  (excluding treasury shares)              8,552         8,359          8,232        8,511        8,039        7,913

Other Information

Number of full-time
  equivalent employees                       971           980           1079         1041         1062          912
Revenue by employee                     $102,478      $ 97,520       $ 82,771     $ 79,730     $ 75,045     $ 78,196
Book value per share                    $   5.15      $   3.26       $   2.59     $   2.62     $   2.25     $   1.69
Stock price at year end,
  (average of bid & ask)                $ 21,750      $ 17,875       $ 16,750     $ 12,000     $  8,000     $ 12,750
Stock price earnings multiple              13,94         18,82          55,83        16,90        11.26        21.25
Return on average shareholder's equity        37%           33%            12%          29%          37%          42%

(1) It is anticipated that the Company will continue to pay comparable annual dividends on its common stock.

                           SHAREHOLDER INFORMATION



                                                       Corporate Offices

                                                       220 South Ridgewood Avenue              702 North Franklin Street
                                                       Daytona Beach, Florida 32114            Tampa, Florida 33602
                                                       (904) 252-9601                          (813) 222-4100

The following graph is a comparison of five            Outside Counsel
years of total returns for the Company as
compared with the NASDAQ Market (US) Index,            Cobb Cole & Bell                        Holland & Knight
and a group of peer insurance broker and               150 Magnolia Avenue                     400 North Ashley Street
agency companies (Alexander & Alexander                Daytona Beach, Florida 32115            Tampa, Florida 33602
Services Inc., Arthur Gallagher & Co.,
Hilb, Rogal and Hamilton Company, and                  Corporate Information and Shareholder Services
Marsh & McLennan Companies Inc.).  The
returns of each company have been weighed              In addition to this report, Poe & Brown, Inc.'s annual report to the
according to their respective stock market             Securities and Exchange Commission (Form 10-K) may be obtained without
capitalizations as of January 1, 1994 for              charge by writing to the Secretary, Poe & Brown, Inc., P.O. Box 1384,
purposes of arriving at a peer group                   Tampa, Florida 33601. A reasonable charge will be made for copies of the
average.  The total calculations are based             exhibits to the Form 10-K.
upon an assumed $100 investment on
December 31, 1989, with dividend reinvestment.         Annual Meeting

                                                       The Annual Meeting of Shareholders of Poe & Brown Inc. will be held on
                                                       April 19, 1995 at 9:00 a.m. in the Regency II Ballroom, Hyatt Regency
    [GRAPH described above]                            Tampa, Two Tampa City Center, Tampa, Florida 33602.

                                                       Transfer Agent and Registrar

                                                       First Union Bank of North Carolina
                                                       Two First Union Center
                                                       Charlotte, North Carolina 28288

                                                       Independent Certified Public Accountants
            [GRAPH]
                                                       Ernst & Young, LLP
The above graph shows the closing stock prices         Tampa, Florida 33602
for the years ending December 31, 1991, 1992,
1993 and 1994.                                         Stock Listing

                                                       National Market System of NASDAQ
                                                       Symbol POBR
                                                       Approximate number of shareholders of record: 975 as of February 17, 1995.




Appendix A

Narrative Description of Graphs Appearing at Page 1 of the 1994 Annual Report to Shareholders:

Graph 1)     Historical Revenue Growth, in millions:

             Total Revenue (approximate) by year:

             1989 - 71.3
             1990 - 79.7
             1991 - 82.9
             1992 - 89.3
             1993 - 95.6
             1994 - 99.5

Graph 2)     Net Income, in millions:

             Net Income (approximate) per year:

             1989 -  4.9
             1990 -  5.9
             1991 -  5.9
             1992 -  2.6
             1993 -  8.0
             1994 - 13.3

Graph 3)     Earnings Per Share, in dollars:

             Earnings per share (approximate) by year:

             1989 -  .60
             1990 -  .71
             1991 -  .71
             1992 -  .30
             1993 -  .95
             1994 - 1.56