Form 10-K, Exhibit 13
period 1995-12-31
POE & BROWN INC
filed 1996-03-20
CIK 79282

                                  EXHIBIT 13

                Portions of 1995 Annual Report to Shareholders

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General


                 [CHART 1: Net Income (in millions) by year:]

                                 1990 - $ 5.8
                                 1991 - $ 5.9
                                 1992 - $ 2.6
                                 1993 - $ 8.1
                                 1994 - $13.5
                                 1995 - $14.8

         [CHART 2: Pre-tax Margin as a Percent of Revenue, by year:]

                                 1990 - 11.7%
                                 1991 - 12.7%
                                 1992 -  9.1%
                                 1993 - 13.3%
                                 1994 - 20.3%
                                 1995 - 21.9%

In April of 1993, Poe & Associates, Inc., headquartered in Tampa, Florida, and Brown & Brown, Inc., headquartered in Daytona Beach, Florida, combined to form Poe & Brown, Inc. (the "Company"). Since that time, the Company's operating results have steadily improved. The Company achieved pre-tax income from operations of $23,329,000 in 1995, compared to $20,586,000 in 1994 and
$13,047,000 in 1993. Pre-tax income, as a percentage of total revenues, was 21.9% in 1995, 20.3% in 1994 and 13.3% in 1993. This trend is primarily the result of the Company's achievement of revenue growth and operating efficiency improvements.
     The Company's revenues are comprised principally of commissions paid by insurance companies, fees paid directly by clients and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the volume of premiums written by such underwriters. These premium rates are established by insurance companies based upon many factors, none of which are controlled by the Company. Beginning in 1986 and continuing through 1995, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for expanding market share. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," has generally resulted in flat to reduced commissions on renewal business. Although some forecasts predict premium increases, the probability of overall rate increases in 1996 is unpredictable.
     Revenues are further impacted by the development of new and existing proprietary programs, fluctuations in insurable exposure units and the volume of business from new and existing clients and changes in general economic and competitive conditions. For example, stagnant rates of inflation in recent years have generally limited the increase in insurable exposure units such as property values, sales and payroll levels. Conversely, the increasing trend in litigation settlements and awards has caused some clients to seek higher levels of insurance coverage. Still, the Company's revenues continue to grow through acquisitions, new business initiatives and development of new products, markets and services. Effective March 1, 1995, the Company acquired Insurance West by merger. This merger has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all prior periods. Also during 1995, the Company acquired four general insurance agencies, an insurance brokerage firm and several books of business (customer accounts) which were accounted for as purchases.
     Contingent commissions may be paid to the Company by insurance carriers based upon the volume and profitability of the business placed with


                  18  Poe & Brown, Inc.   1995 Annual Report

           [CHART 1: Revenue Per Employee (in thousands), by year:]

                                 1990 - $ 75.1
                                 1991 - $ 79.5
                                 1992 - $ 82.4
                                 1993 - $ 97.6
                                 1994 - $102.3
                                 1995 - $102.8


                  [CHART 2: Employees at Year End, by year:]

                                 1990 - 1,100
                                 1991 - 1,073
                                 1992 - 1,111
                                 1993 - 1,002
                                 1994 -   993
                                 1995 - 1,035

such carriers by the Company, and are generally received in the first quarter of each year. In each of the last three years, contingent commissions have represented less than 3.5% of total revenues.
     Fee revenues are generated primarily by the Service Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. Florida's legislative reform of workers' compensation insurance, as well as certain market factors, have resulted in increased competition in this service sector. In response to this increased competition, the Company has offered value-added services that enabled it to increase 1995 fee revenues over those recognized in 1994. For the past three years, service fee revenues have ranged from 9.9% to 11.1% of total commissions and fees.
     Investment income consists primarily of interest earnings on premiums and advance premiums collected and not immediately remitted to insurance carriers, with such funds being held in a fiduciary capacity. Investment income also includes gains and losses realized from the sale of investments, although in 1995 such sales were minimal and realized gains and losses were immaterial. In 1994, investment income included a $2,185,000 realized gain from the sale of a portion of the Company's investment in Rock-Tenn Company ("Rock-Tenn"). The Company's policy is to invest its available funds in high-quality, fixed-income investment securities.
     In 1995, total expenses represented 78.1% of total revenues, compared to 79.7% in 1994 and 86.7% in 1993. This improving trend is primarily attributable to continuing operational efficiencies realized from recent mergers and acquisitions, expense initiatives resulting in lower employee benefit costs and reductions of interest expense due to significant repayments of debt.
     The Company anticipates that results of operations for 1996 will continue to be influenced by these competitive and economic conditions.
     The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.


Results of Operations for the years ended December 31, 1995, 1994 and 1993

COMMISSIONS AND FEES
Commissions and fees increased 6% in 1995, 2% in 1994 and 7% in 1993. Excluding the effect of acquisitions, commissions and fees increased 3% in 1995 and 4% in 1993. Acquisition activity in 1994 did not have a material impact on commissions and fees. The 1995 results reflect an increase in commissions for each of the Company's operating divisions, mainly through new business growth. In general, property and casualty insurance premium prices remained flat in 1995; however, there were some continued increases in premium rates for coastal properties as a result of recent hurricanes in Florida. In addition, certain segments and industries had some increases in insurable exposure units during 1995. Both of these factors, along with the record level of new business, contributed to the increase in the 1995 Retail Division revenues.


                 19  Poe & Brown, Inc.    1995 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       [CHART 1: Interest Expense as a Percentage of Revenue, by year:]

                                 1990 - 1.9%
                                 1991 - 2.3%
                                 1992 - 2.3%
                                 1993 - 1.8%
                                 1994 - 1.3%
                                 1995 - 0.8%

      [CHART 2: Operating Expense as a Percentage of Revenue, by year:]

                                 1990 - 27.0%
                                 1991 - 25.6%
                                 1992 - 27.5%
                                 1993 - 26.5%
                                 1994 - 22.5%
                                 1995 - 21.6%

INVESTMENT INCOME
Investment income decreased to $3,733,000 in 1995 compared to $5,126,000 in 1994. The 1994 results included a $2,185,000 gain from the sale of approximately 23% of the Company's investment in the common stock of Rock-Tenn. This sale was in conjunction with an initial public offering by Rock-Tenn of its common stock. The Company continues to own 509,064 shares of common stock of Rock-Tenn and has no current plans to sell these shares. Excluding this gain, investment income in 1995 increased by $792,000, or 27%, primarily due to increased available funds and the implementation of a consolidated cash management program which has resulted in improved earnings on cash and cash equivalents.


OTHER INCOME
Other income consists primarily of gains and losses from the sale and disposition of assets. During 1995, gains on the sale of customer accounts were $590,000, compared to $411,000 in 1994 and $864,000 in 1993.


EMPLOYEE COMPENSATION & BENEFITS
Employee compensation and benefits increased 5% in 1995, remained constant in 1994 and increased less than 3% in 1993. Excluding acquisitions, employee compensation and benefits increased 1% in 1995, remained constant in 1994 and decreased less than 1% in 1993. Employee compensation and benefits, as a percentage of total revenue, remained constant in 1995 and 1994 at 52%, down from 54% in 1993. As of December 31, 1995, the Company had 1,035 full-time equivalent employees, compared to 993 at the beginning of the year. The increase in personnel in 1995 is primarily related to acquisitions. The 1995 increase in compensation and employee benefits of $2,519,000 is primarily attributable to the addition of personnel through acquisitions, additional commission expense as a result of the increased commission and fee revenues, and additional expense due to the acceleration of vesting of benefits under certain terminated deferred compensation arrangements effective July 1, 1995.


OTHER OPERATING EXPENSES
Other operating expenses remained constant in 1995, compared to a decrease of 12% in 1994, as compared to 1993. Excluding acquisitions, operating expenses decreased 3% in 1995 and 12% in 1994. The 1994 decrease is primarily attributable to approximately $2,500,000 of non-recurring merger and combination costs related to the Poe & Associates merger with Brown &
Brown, incurred in 1993, and subsequent improvements in operational efficiencies that resulted in decreases to most other operating expenses.


INTEREST AND AMORTIZATION
Interest and amortization decreased $580,000 and $553,000, or 10% and 9%, in 1995 and 1994, respectively, due primarily to a reduction in outstanding debt.


                 20  Poe & Brown, Inc.    1995 Annual Report

INCOME TAXES
The effective rate on income from operations was 36.6% in 1995, 34.3% in 1994 and 37.8% in 1993. The lower effective tax rates in 1995 and 1994 are primarily due to the effect of recording a $451,000 and a $700,000 reduction, respectively, to the general tax reserves, as a result of reaching a settlement agreement with the Internal Revenue Service ("Service") on the Service's outstanding examination issues (see below for detailed discussion of this adjustment).
     In 1992, the Service completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990. As a result of these examinations, the Service issued Reports of Proposed Adjustments asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar adjustments for subsequent periods through December 31, 1993, would have totaled $6,100,000. The disputed items related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and of non-compete agreements of approximately $993,000. In addition, the Service's report included a dispute regarding the time at which the Company's payments made, pursuant to certain indemnity agreements, would be deductible for tax reporting purposes.
     During 1994 and 1995, the Company reached settlement agreements with the Service with respect to all of the disputed items. In 1994, a partial settlement was reached. Payments made under this partial settlement resulted in a $400,000 reduction to the previously established tax reserves. During 1994, after considering this reduction, the Company reduced the remaining general tax reserves by $700,000. This decrease was recorded as a reduction to the 1994 income tax provision.
     In March of 1995, the Company reached an agreement with the Service on all remaining items. This agreement resulted in payments that reduced the reserve by approximately $349,000. After considering these reductions, the Company recorded a $451,000 reduction in the general tax reserve, which was recorded as a reduction to the 1995 income tax provision.


Liquidity and Capital Resources

The Company's cash and cash equivalents of $28,350,000 at December 31, 1995 increased $5,165,000 from the December 31, 1994 balance of $23,185,000. During 1995, primary sources of cash were $21,208,000 from operating activities, $1,469,000 from sales of fixed assets and customer accounts and $106,000 from the exercise of stock options and issuances of common stock. Cash was used during 1995 primarily for payments on long-term debt of $2,132,000, additions to fixed assets of $5,321,000, purchases of investments of $1,208,000, acquisitions of businesses of $6,005,000 and payments of dividends of $4,149,000.
     The Company's cash and cash equivalents of $23,185,000 at December 31, 1994 decreased $3,947,000 from the December 31, 1993 balance of $27,132,000. During 1994, primary sources of cash were $10,396,000 from operating activities, $2,346,000 from sales of investments and $1,687,000 from the exercise of stock options and issuances of common stock. Cash was used during 1994 primarily for payments on long-term debt of $12,004,000 and payments of dividends of $3,542,000.
     The Company's cash and cash equivalents of $27,132,000 at December 31, 1993 increased


                 21  Poe & Brown, Inc.    1995 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


$8,326,000 from the December 31, 1992 balance of $18,806,000. During 1993, primary sources of cash were $20,709,000 from operating activities, $427,000 from the sale of fixed assets and customer accounts and $3,833,000 from bank borrowings. Cash was used during 1993 primarily for payments required under acquisition-related contingency agreements and for purchases of fixed assets totaling $3,935,000, repayment of long-term debt of $11,090,000 and payments of dividends of $2,971,000.
     The Company's working capital ratio was 1.13 to 1.0, 1.10 to 1.0 and 1.03 to 1.0 as of December 31, 1995, 1994 and 1993, respectively. The increase in the ratio at December 31, 1995 was primarily the result of higher net cash flows from operations.
     In 1993, the Company entered into a long-term credit facility with a national banking institution that consisted of two secured term loans aggregating $7,500,000 that carried interest at the LIBOR rate plus 2%. These bank term loans were used to replace approximately $3,750,000 of 8.5% notes held by an insurance company and to fund acquisition contingency payments finalized in 1993. As of December 31, 1993, all acquisition contingency agreements had been finalized. This debt was fully retired during 1994.
     The Company has had available an unsecured line of credit with a national banking institution totaling $3,500,000 since 1991, but that line of credit was reduced to $2,000,000 in conjunction with the credit facility referred to above. During 1994, in connection with the repayment of the long-term credit facility referred to above, the $2,000,000 line of credit was terminated.
     In November 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus
 .50%. On borrowings under this facility equal to or in excess of $1,000,000, the interest rate is LIBOR plus .50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of .25% per annum on the unused balance. The facility expires in November 1997. No borrowings were outstanding against this line of credit as of December 31, 1995. Borrowings would be secured by substantially all of the assets of the Company, subject to existing or permitted liens.
     The Company has a credit agreement with a major insurance company under which $6,000,000 (the maximum amount available for borrowings) was outstanding at December 31, 1995, at an interest rate equal to the prime rate plus 1%. The amount available under this facility decreases by $1,000,000 each August, through the year 2001, when it will expire.
     The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 1996.




                 22  Poe & Brown, Inc.    1995 Annual Report

CONSOLIDATED STATEMENTS OF INCOME


                                                               YEAR ENDED DECEMBER 31,
                                                             ---------------------------
(in thousands, except per share data)                             1995     1994     1993
----------------------------------------------------------------------------------------
REVENUES
Commissions and fees                                          $101,998  $95,852  $94,420
Investment income                                                3,733    5,126    2,061
Other income                                                       634      602    1,340
                                                              --------  -------  -------
    Total revenues                                             106,365  101,580   97,821
                                                              --------  -------  -------
EXPENSES
Employee compensation and benefits                              55,073   52,554   52,699
Other operating expenses                                        22,951   22,848   25,930
Interest and amortization                                        5,012    5,592    6,145
                                                              --------  -------  -------
    Total expenses                                              83,036   80,994   84,774
                                                              --------  -------  -------

Income before income taxes                                      23,329   20,586   13,047
Income taxes                                                     8,530    7,067    4,929
                                                              --------  -------  -------
Net income                                                     $14,799  $13,519   $8,118
                                                              ========  =======  =======
Net income per share                                             $1.70    $1.56    $0.95
                                                              ========  =======  =======
Weighted average number of shares outstanding                    8,699    8,670    8,571
                                                              ========  =======  =======


See notes to consolidated financial statements.


                 23  Poe & Brown, Inc.    1995 Annual Report

CONSOLIDATED BALANCE SHEETS


                                                                   DECEMBER 31,
                                                                   ----------------------
(in thousands, except per share data)                                      1995      1994
-----------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                              $ 28,350  $ 23,185
Short-term investments                                                    1,308       787
Premiums, commissions and fees receivable, less allowance
    for doubtful accounts of  $100 at 1995 and $69 at 1994               56,553    56,784
Other current assets                                                      6,336     6,779
                                                                       --------   -------
    Total current assets                                                 92,547    87,535

Fixed assets, net                                                        10,412     8,330
Intangibles, net                                                         36,613    32,973
Investments                                                               8,473     9,274
Other assets                                                              3,076     2,868
                                                                       --------  --------
    Total assets                                                       $151,121  $140,980
                                                                       ========  ========

LIABILITIES
Premiums payable to insurance companies                                $ 64,588  $ 63,195
Premium deposits and credits due customers                                6,070     6,970
Accounts payable and accrued expenses                                     9,417     8,302
Current portion of long-term debt                                         1,768     1,434
                                                                       --------  --------
    Total current liabilities                                            81,843    79,901

Long-term debt                                                            7,023     7,430
Deferred income taxes                                                     1,502     3,778
Other liabilities                                                         6,341     5,765
                                                                       --------  --------
    Total liabilities                                                    96,709    96,874
                                                                       --------  --------

SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share; authorized 18,000 shares;
    issued 8,682 shares at 1995 and 8,635 shares at 1994                    868       864
Additional paid-in capital                                                2,614     2,241
Retained earnings                                                        46,094    35,660
Net unrealized appreciation of available-for-sale securities,
    net of tax effect of $3,027 at 1995 and $3,344 at 1994                4,836     5,341
                                                                       --------  --------
    Total shareholders' equity                                           54,412    44,106
                                                                       --------  --------
    Total liabilities and shareholders' equity                         $151,121  $140,980
                                                                       ========  ========


See notes to consolidated financial statements.


                 24  Poe & Brown, Inc.    1995 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                        --------------------------------------------------------------------------------------
                                         COMMON STOCK  ADDITIONAL             NET UNREALIZED        TREASURY STOCK
                                                        PAID-IN    RETAINED    APPRECIATION
(in thousands, except per share data)   SHARES  AMOUNT  CAPITAL    EARNINGS   (DEPRECIATION)      SHARES       AMOUNT    TOTAL
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 1993                8,539   $ 854   $1,125     $20,736      $       -          161         $(1,483)  $21,232

Net income                                                           8,118                                                 8,118

Issued for stock option plans
  and employee stock purchase plans        11       1       13                                    (116)            677       691

Tax benefit from sale of option
  shares by employees                                      176                                                               176

Cash dividends paid ($.40 per share)                                (2,971)                                               (2,971)
                                        -----   -----   ------     -------      ---------          ----        -------   -------

BALANCE, DECEMBER 31, 1993              8,550     855    1,314      25,883              -           45            (806)   27,246

Net income                                                          13,519                                                13,519

Issued for stock option plans
  and employee stock purchase plans        85       9      872                                     (45)            806     1,687

Tax benefit from sale of option
  shares by employees                                       55                                                                55

Cumulative effect of change in
  accounting principle (see Note 1)                                                    23                                     23

Net increase in unrealized appreciation
  of available-for-sale securities                                                  5,318                                  5,318

Partnership distributions for
  Insurance West                                                      (200)                                                 (200)

Cash dividends paid ($.42 per share)                                (3,542)                                               (3,542)
                                        -----    -----  ------      ------      ---------         ----         -------    ------

BALANCE, DECEMBER 31, 1994              8,635     864    2,241      35,660          5,341            -               -    44,106

Net income                                                          14,799                                                14,799

Acquired and issued for stock
  option plans and employee stock
  purchase plans                           47       4      318       (216)                                                   106

Tax benefit from sale of option
  shares by employees                                       55                                                                55

Net decrease in unrealized appreciation
  of available-for-sale securities                                                   (505)                                  (505)

Cash dividends paid ($.48 per share)                               (4,149)                                                (4,149)
                                       ------    ----   ------    -------       ---------         ----         -------    ------

BALANCE, DECEMBER 31, 1995              8,682    $868   $2,614    $46,094        $  4,836            -         $     -   $54,412
                                       ======    ====   ======    =======       =========         ====         =======   =======


See notes to consolidated financial statements.





                 25   Poe & Brown, Inc.    1995 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEAR ENDED DECEMBER 31,
                                                                                        ---------------------------
(in thousands)                                                                             1995      1994      1993
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                              $14,799   $13,519    $8,118

Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                                         6,487     6,398     7,030
    Provision for doubtful accounts                                                          31        19       562
    Deferred income taxes                                                                (2,191)   (1,173)      499
    Net gains on sales of investments, fixed assets and
         customer accounts                                                                 (537)   (2,231)     (864)
    Premiums, commissions and fees receivable decrease (increase)                           200    (2,374)    1,982
    Other assets decrease (increase)                                                        235    (2,439)      805
    Premiums payable to insurance companies increase (decrease)                           1,393    (3,951)    4,657
    Premium deposits and credits due customers (decrease) increase                         (900)    1,919      (471)
    Accounts payable and accrued expenses increase (decrease)                             1,115      (683)   (2,821)
    Other liabilities increase                                                              576     1,392     1,212
                                                                                       --------   -------   -------
  Net cash provided by operating activities                                              21,208    10,396    20,709
                                                                                       --------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to fixed assets                                                                (5,321)   (2,400)   (1,815)
Payments for businesses acquired, net of cash acquired                                   (6,005)   (1,382)   (2,120)
Proceeds from sales of fixed assets and customer accounts                                 1,469     1,337       427
Purchases of  investments                                                                (1,208)     (187)      (93)
Proceeds from sales of investments                                                          642     2,346       709
Other investing activities, net                                                               -       (53)     (130)
                                                                                        -------   -------   -------
Net cash used in investing activities                                                   (10,423)     (339)   (3,022)
                                                                                        -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES

Payments on long-term debt                                                               (2,132)  (12,004)  (11,090)
Proceeds from long-term debt                                                                500         -     3,833
Exercise of stock options, issuances of stock and treasury stock sales                      106     1,687       691
Tax benefit from sale of option shares by employees                                          55        55       176
Partnership distributions                                                                     -      (200)        -
Cash dividends paid                                                                      (4,149)   (3,542)   (2,971)
                                                                                        -------   -------   -------
Net cash used in financing activities                                                    (5,620)  (14,004)   (9,361)
                                                                                        -------   -------   -------

Net increase (decrease) in cash and cash equivalents                                      5,165    (3,947)    8,326
Cash and cash equivalents at beginning of period                                         23,185    27,132    18,806
                                                                                       --------   -------   -------
Cash and cash equivalents at end of period                                              $28,350   $23,185   $27,132
                                                                                       ========   =======   =======


See notes to consolidated financial statements.


                 26  Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

NATURE OF OPERATIONS   Poe & Brown, Inc. (the "Company") is a diversified
insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and markets proprietary professional liability, property, casualty and life and health insurance programs to members of various professional and trade groups through independent agencies; the Service Division, which provides insurance-related services, such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through independent agents and brokers.

PRINCIPLES OF CONSOLIDATION   The accompanying consolidated financial
statements include the accounts of Poe & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION   Commissions relating to the brokerage and agency
activity, whereby the Company has primary responsibility for the collection of premiums from insureds, are generally recognized as of the latter of the effective date of the insurance policy or the date billed to the customer. Commissions to be received directly from insurance companies are generally recognized when determined. Subsequent commission adjustments, such as policy endorsements, are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions from insurance companies are recognized when received. Fee income is recognized as services are rendered.

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS   Cash and cash equivalents principally consist of
demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased. Premiums received from insureds, but not yet remitted to insurance carriers, are held in cash and cash equivalents in a fiduciary capacity.

PREMIUMS, COMMISSIONS AND FEES RECEIVABLE   In its capacity as an insurance
broker or agent, the Company typically collects premiums from insureds and, after deducting its authorized commission, remits the premiums to the appropriate


                 27  Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

insurance companies. In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds and "commissions" are receivable from insurance companies. "Fees" are receivable primarily from customers of the Service Division.

INVESTMENTS   Effective January 1, 1994, the Company adopted Statement of
Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under these rules, the Company's marketable equity security investments have been classified as "available-for-sale" and are reported at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
     Nonmarketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost, adjusted for other-than-temporary market value declines.
     Application of SFAS No. 115 resulted in net unrealized gains reported in shareholders' equity of $4,836,000 in 1995 and $5,341,000 in 1994, net of deferred income taxes of $3,027,000 and $3,344,000, respectively. The adoption of this Statement resulted in an increase of $23,000 to shareholders' equity as of January 1, 1994, net of $15,000 in deferred taxes.
     As of January 1, 1994, the Company owned 659,064 shares of common stock of Rock-Tenn Company ("Rock-Tenn") with an aggregate cost of $565,000. As of that date, the common stock of Rock-Tenn was not publicly traded and, therefore, had no readily determinable market value. However, on March 3, 1994, the common stock of Rock-Tenn was registered with the Securities and Exchange Commission and began trading on the Nasdaq over-the-counter securities market at the initial public offering price of $16.50 per share. As part of the initial public offering of Rock-Tenn's common stock, the Company sold 150,000 shares of its investment in this stock and reported a net after-tax gain of $1,342,000 in the first quarter of 1994. The remaining 509,064 shares of Rock-Tenn common stock held by the Company have been classified as non-current, available-for-sale securities as of December 31, 1995 and 1994. The Company has no current plans to sell these shares.

FIXED ASSETS   Fixed assets are stated at cost. Expenditures for improvements are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation has been provided using principally the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized on the straight-line method over the term of the related leases.


                 28  Poe & Brown, Inc.    1995 Annual Report

INTANGIBLES   Intangible assets are stated at cost less accumulated
amortization and principally represent purchased customer accounts, non-compete agreements, purchased contract agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from four to 15 years. Goodwill is being amortized on a straight-line basis for periods ranging from 15 to 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.
     The carrying value of intangibles, corresponding with each agency division comprising the Company, is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance brokerage and agency industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Company assesses the carrying value of its intangibles by comparison to a reasonable multiple applied to corresponding revenues and considers the operating cash flow generated by the corresponding agency division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted.

INCOME TAXES   The Company files a consolidated federal income tax return.
Deferred income taxes are provided for in the consolidated financial statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods, unrealized appreciation of available-for-sale securities and basis differences of intangible assets.

NET INCOME PER SHARE   Net income per share is based on the weighted average
number of shares outstanding, adjusted for the dilutive effect of stock options, which is the same on both a primary and fully-diluted basis.


Note 2 - Mergers

On April 28, 1993, Poe & Associates, Inc. ("Poe") issued 3,013,975 shares of its common stock in exchange for all of the outstanding common stock of Brown & Brown, Inc. ("Brown"), a closely-held general insurance agency headquartered in Daytona Beach, Florida. Subsequent to that transaction, the Company's name was changed to Poe & Brown, Inc.
     On November 11, 1993, the Company issued 124,736 shares of its common stock in exchange for all of the outstanding common stock of Arch-Holmes Insurance, Inc. ("Arch-Holmes"), a closely-held general insurance agency headquartered in Hollywood, Florida.
     Each of these transactions was accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the mergers to include the results of operations, financial positions and cash flows of Brown and Arch-Holmes. To conform to Poe's year end, the fiscal year ends for Brown and Arch-Holmes were changed to December 31, effective on each of the respective merger dates.


                 29  Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table reflects the 1993 individual company operating results of Poe, Brown and Arch-Holmes. Amounts pertaining to Brown and Arch-Holmes for 1993 reflect their respective operating results up to their dates of merger.

                            -----------------------------------------------
      (in thousands)            POE        BROWN    ARCH-HOLMES    COMBINED
      ---------------------------------------------------------------------
      1993
      Revenues              $ 81,099     $ 13,488      $ 1,265     $ 95,852
      Net income (loss)        7,012        1,145          (39)       8,118
                            ========     ========      =======     ========

Effective March 1, 1995, the Company issued 146,300 shares of its common stock in exchange for all of the partnership interest in Insurance West, a Phoenix, Arizona general insurance agency. The merger has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial positions and cash flows of Insurance West. The individual company operating results of Insurance West prior to the date of the merger are not material to the Company's consolidated operating results.


Note 3 - Acquisitions

During 1995, the Company acquired four general insurance agencies, an insurance brokerage firm and several books of business (customer accounts) which were accounted for as purchases. The total cost of these acquisitions was $7,250,000, including $5,715,000 of cash payments and notes payable of $1,535,000. The excess of the total purchase price over the fair value of net tangible assets acquired of approximately $7,225,000 was assigned to purchased customer accounts, goodwill and other intangible assets.
     During 1994, the Company acquired the assets of three insurance agencies for an aggregate cost of $656,000. Substantially all of this cost was assigned to purchased customer accounts, non-compete agreements and goodwill. The Company had no acquisitions during 1993 accounted for as purchases.
     Additional or return consideration resulting from acquisition contingency provisions are recorded as adjustments to intangibles when they occur. Certain contingency payments relating to these acquisitions were finalized in 1993, resulting in a net increase to the original combined purchase price of $5,893,000. The results of operations of the acquired companies have been included in the consolidated financial statements from their respective acquisition dates. Pro forma results of operations of the Company for the years ended December 31, 1995 and 1994, including 1995 and 1994 acquisitions as though they occurred on January 1, 1995 and 1994, respectively, were not materially different from the results of operations as reported.


                 30  Poe & Brown, Inc.    1995 Annual Report

Note 4 - Investments

Investments at December 31 consisted of the following:


                                                                                 1995
                                                                            CARRYING VALUE
                                                                      ---------------------------
(in thousands)                                                         CURRENT        NON-CURRENT
-------------------------------------------------------------------------------------------------
Available-for-sale marketable equity securities                        $   287            $ 8,272

Nonmarketable equity securities and certificates of deposit              1,021                201
                                                                       -------            -------
   Total investments                                                   $ 1,308            $ 8,473
                                                                       =======            =======

                                                                                 1994
                                                                            CARRYING VALUE
                                                                      ---------------------------
(in thousands)                                                         CURRENT        NON-CURRENT
-------------------------------------------------------------------------------------------------
Available-for-sale marketable equity securities                       $   317             $ 9,163

Nonmarketable equity securities and certificates of deposit               470                 111
                                                                      -------             -------

    Total investments                                                 $   787             $ 9,274
                                                                      =======             =======

Available-for-sale securities at December 31 consisted of the following:

                                            -------------------------------------------------------
                                                              GROSS         GROSS
                                                            UNREALIZED    UNREALIZED     ESTIMATED
(in thousands)                                COST            GAINS         LOSSES       FAIR VALUE
---------------------------------------------------------------------------------------------------
Marketable Equity Securities:

1995                                        $  732          $ 7,855          $  28          $ 8,559

1994                                        $  795          $ 8,739          $  54          $ 9,480
                                            ======          =======          =====          =======

Proceeds from sales of available-for-sale securities totaled $329,000 in 1995, resulting in gross realized gains and losses of $42,000 and $41,000 respectively. In 1994, the Company's proceeds from sales of available-for-sale securities totaled $2,314,000, from which $2,185,000 of gross gains were realized.
     Cash, cash equivalents, investments, premiums and commissions receivable, premiums payable to insurance companies, premium deposits and credits due customers, accounts payable and accrued expenses and long-term debt are considered financial instruments. The carrying amount for each of these items at December 31, 1995 approximates its fair value.


                 31  Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Fixed Assets

Fixed assets at December 31 are summarized as follows:

                                                     ---------------------
(in thousands)                                         1995         1994
--------------------------------------------------------------------------
Furniture, fixtures and equipment                    $ 20,153     $ 17,180

Land, buildings and improvements                          672        1,349

Leasehold improvements                                    644        1,564
                                                     --------     --------

                                                     $ 21,469     $ 20,093

Less accumulated depreciation and amortization         11,057       11,763
                                                     --------     --------

                                                     $ 10,412     $  8,330
                                                     ========     ========

Depreciation and amortization expense amounted to $2,352,000 in 1995, $2,132,000 in 1994 and $2,650,000 in 1993.


Note 6 - Intangibles

Intangibles at December 31 were comprised of the following:

                                                     --------------------
(in thousands)                                         1995         1994
-------------------------------------------------------------------------
Purchased customer accounts                          $ 32,244    $ 26,999

Non-compete agreements                                 10,996       9,706

Goodwill                                               20,358      19,431

Purchased contract agreements                           1,102         789
                                                     --------    --------

                                                       64,700      56,925

Less accumulated amortization                          28,087      23,952
                                                     --------    --------

                                                     $ 36,613    $ 32,973
                                                     ========    ========


Amortization expense amounted to $4,135,000 in 1995, $4,266,000 in 1994 and $4,380,000 in 1993.


                 32  Poe & Brown, Inc.    1995 Annual Report

Note 7 - Long-Term Debt

Long-term debt at December 31 consisted of the following:


                                                     -------------------
(in thousands)                                         1995        1994
------------------------------------------------------------------------
Long-term credit agreement                           $ 6,000     $ 7,000

Notes payable from treasury stock purchases            1,422       1,662

Acquisition notes payable                              1,350           -

Other notes payable                                       19         202
                                                     -------     -------

                                                       8,791       8,864

Less current portion                                   1,768       1,434
                                                     -------     -------

Long-term debt                                       $ 7,023     $ 7,430
                                                     =======     =======

In 1991, the Company entered into a long-term credit agreement with a major insurance company that made available $10,000,000 at an interest rate equal to the prime rate plus 1% (9.5% at December 31, 1995). The amount of available credit decreases by $1 million each August through the year 2001, when it will expire. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.
        In November 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus
 .50%. On borrowings under this facility equal to or in excess of $1,000,000, the interest rate is LIBOR plus .50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of .25% per annum on the unused balance. The facility expires in November 1997. No borrowings were outstanding against this line of credit as of December 31, 1995 and 1994. Borrowings would be secured by substantially all of the assets of the Company, subject to existing or permitted liens.
        Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from calendar years ending 1997 to 2001. These notes have been discounted at effective yields ranging from 8.5% to 9.2% for presentation in the consolidated financial statements.
        Acquisition notes payable represents debt incurred to former owners of certain agencies acquired in 1995. These notes, including future contingent payments, are payable in monthly and annual installments through 1998, including interest ranging from 5% to 6%.
        Maturities of long-term debt for succeeding years are $1,768,000 in 1996, $1,810,000 in 1997, $1,564,000 in 1998, $1,254,000 in 1999, $1,257,000 in
2000 and a total of $1,138,000 thereafter.
        Interest expense included in the consolidated statements of income was $877,000 in 1995, $1,326,000 in 1994 and $1,765,000 in 1993.


                 33  Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2005. These occupancy leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1995, the aggregate future minimum lease payments under all noncancelable lease agreements are as follows:


YEAR ENDING DECEMBER 31,                    (in thousands)
----------------------------------------------------------
1996                                              $  3,633
1997                                                 3,573
1998                                                 3,346
1999                                                 3,330
2000                                                 2,997
Thereafter (2001-2005)                               8,258
                                                  --------

Total minimum future lease payments               $ 25,137
                                                  ========

Rental expense in 1995, 1994 and 1993 for operating leases totaled $4,785,000, $4,269,000 and $4,594,000, respectively.
        The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material effect on the Company's financial condition or results of operations.


Note 9 - Income Taxes

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase net income by $119,000.
        At December 31, 1995, the Company had net operating loss carryforwards of $850,000 for income tax reporting purposes that expire in the years 1996 through 2002. These carryforwards were derived from agency acquisitions by the Company beginning in 1985. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax assets related to these carryforwards.


                 34  Poe & Brown, Inc.    1995 Annual Report

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, were as follows:

                                                                                               ------------------------------
(in thousands)                                                                                   1995                   1994
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:

    Fixed assets                                                                               $   577                $   444

    Net unrealized appreciation of available-for-sale securities                                 3,027                  3,344

    Installment sales                                                                              204                    296

    Prepaid insurance and pension                                                                  769                    666

    Intangible assets                                                                               32                    628

    General tax reserves                                                                             -                    800

    Other                                                                                            -                    239
                                                                                               -------                -------

Total deferred tax liabilities                                                                   4,609                  6,417
                                                                                               -------                -------

Deferred tax assets:

    Deferred compensation                                                                        1,269                  1,062

    Accruals and reserves                                                                        1,376                  1,250

    Net operating loss carryforwards                                                               327                    327

    Other                                                                                          173                     38

    Valuation allowance for deferred tax assets                                                    (38)                   (38)
                                                                                               -------                -------

Total deferred tax assets                                                                        3,107                  2,639
                                                                                               -------                -------

Net deferred tax liabilities                                                                   $ 1,502                $ 3,778
                                                                                               =======                =======

Significant components of the provision (benefit) for income taxes are as follows:

                                                                          ---------------------------------------------------
(in thousands)                                                            1995                   1994                   1993
-----------------------------------------------------------------------------------------------------------------------------
Current:

    Federal                                                            $  9,374               $  7,237               $  3,728

    State                                                                 1,347                  1,003                    702
                                                                       --------               --------               --------

Total current provision                                                  10,721                  8,240                  4,430
                                                                       --------               --------               --------
Deferred:

    Federal                                                              (2,037)                (1,076)                   419

    State                                                                  (154)                   (97)                    80
                                                                       --------               --------               --------

Total deferred (benefit) provision                                       (2,191)                (1,173)                   499
                                                                       --------               --------               --------

Total tax provision                                                    $  8,530               $  7,067               $  4,929
                                                                       ========               ========               ========


                  35  Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:


                                                 --------------------------
                                                 1995       1994       1993
---------------------------------------------------------------------------
           Federal statutory tax rate            35.0%      35.0%      34.2%

           State income taxes, net of federal
               income tax benefit                 3.5        2.8        3.6

           Interest exempt from taxation
               and dividend exclusion            (0.4)      (0.3)      (0.3)

           Non-deductible goodwill amortization   0.7        0.7        1.2

           Internal Revenue Service examination  (1.9)      (3.4)         -

           Other, net                            (0.3)      (0.5)      (0.9)
                                                 -----      -----      -----
           Effective tax rate                    36.6%      34.3%      37.8%
                                                 =====      =====      =====


        Income taxes payable as of December 31, 1995 were $425,000 and are reported as a component of accounts payable and accrued expenses. Income taxes receivable as of December 31, 1994 were $894,000 and were reported as a component of other current assets.

        In 1992, the Internal Revenue Service ("Service") completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990. As a result of its examinations, the Service issued Reports of Proposed Adjustments, asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar tax adjustments for subsequent periods through December 31, 1993, would total $6,100,000. The disputed issues related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and of non-compete agreements of approximately $993,000. In addition, the Service's report included a dispute regarding the timing at which the Company's payments made, pursuant to certain indemnity agreements, would be deductible for tax reporting purposes.

        During 1994, the Company reached a settlement with the Service with respect to certain of the disputed amortization items and the indemnity agreement payment issue. This settlement reduced the total remaining asserted income tax deficiencies to approximately $2,800,000. Based on this settlement and review of the remaining unsettled items, the Company reduced its general income tax reserves to $800,000, which was sufficient to cover its ultimate liability resulting from the settlement of the remaining items. Accordingly, after taking into consideration a $400,000 reduction of the reserve resulting from payments under the partial settlement agreement, during 1994 the Company recorded a $700,000 adjustment to decrease the originally established reserves of $1,900,000. This decrease was recorded as a reduction to the current income tax provision.



                  36 Poe & Brown, Inc.    1995 Annual Report

        In March of 1995, the Company reached a settlement with  the Service on
all remaining items. The settlement resulted in   payments of approximately
$349,000 that reduced the recorded reserve. With all disputed items settled, the Company recorded a $451,000 reduction in the general tax reserve, which is recorded as a reduction to the 1995 income tax provision.


Note 10 - Employee Benefit Plans

The Company maintains a defined benefit pension plan covering substantially all previous Poe & Associates, Inc. employees with one or more years of service. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. On April 1, 1995, the defined benefit pension plan was amended to freeze the accrual of further benefits. The impact of this amendment on the defined benefit pension plan's liabilities was not material.
        The plan's funded status and amounts recognized in the Company's consolidated balance sheets are as follows:


                                                                  DECEMBER 31,
                                                                  -----------------------------
(in thousands)                                                        1995             1994
-----------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:

Accumulated benefit obligations, including vested benefits
    of $2,322 in 1995 and $3,642 in 1994                          $  (2,326)         $  (3,793)
                                                                  ==========         ==========

Projected benefit obligations for service rendered to date        $  (2,326)         $  (3,808)

Plan assets at fair value, principally consisting of a group
    annuity contract                                                  2,237              3,787
                                                                  ----------         ----------
Excess (deficit) of plan assets over (under) projected
    benefit obligations                                                 (89)               (21)

Unrecognized net excess of plan assets under previously
    accrued but unfunded pension costs, to be amortized                 255                583
                                                                  ----------         ----------
Net prepaid pension costs                                         $     166          $     562
                                                                  ==========         ==========




The following assumptions were used in determining the actuarial present value of the benefit obligations and pension costs:



                                           YEAR ENDED DECEMBER 31,
                                           ------------------------------------------
                                               1995               1994           1993
-------------------------------------------------------------------------------------
 Discount rate                                 7.5%               7.5%           7.5%

 Long-term rate for compensation increase      3.5%               3.5%           3.5%

 Long-term rate of return on plan assets       8.0%               8.0%           8.0%
                                            -------             ------         ------


                  37 Poe & Brown, Inc.    1995 Annual Report

Pension costs included in the Company's consolidated statements of income are comprised of the following:



                                                YEAR ENDED DECEMBER 31,
                                         -----------------------------------
      (in thousands)                       1995         1994          1993
      ----------------------------------------------------------------------
      Service cost                       $    63      $    91       $   221

      Interest cost                          215          304           232

      Actual return on assets               (318)         113          (284)

      Net amortization and deferral          166         (407)          (39)
                                         -------      -------       -------
      Net pension cost                   $   126      $   101       $   130
                                         =======      =======       =======


During 1994, the defined benefit pension plan was converted to a cash balance plan. The impact of this change on the plan costs and plan liabilities was not material.

The Company has an Employee Stock Purchase Plan, under which all eligible employees may subscribe to purchase shares of the Company's common stock at 85% of the lesser of the market value of such shares at the beginning or the end of the subscription period. Payment is made through payroll deductions, not to exceed 10% of base pay, over the 12-month subscription period. The common shares are issued at the end of the purchase period. During 1995, the shareholders approved the authorization of 150,000 additional shares of common stock to be used for issuance under this program. Accordingly, at December 31, 1995, a total of 115,534 shares were authorized and reserved for future issuance relating to this program.

The Company has a Deferred Savings and Profit Sharing Plan (401(k)) covering substantially all employees with one year of service. Under this plan, the Company makes contributions equal to that of the participants', subject to a maximum of 2.5% of a participant's salary. Further, the Company provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $1,334,000 in 1995, $1,208,000 in 1994 and $1,085,000 in 1993.


                  38 Poe & Brown, Inc.    1995 Annual Report

Note 11 - Stock Option Plans

The Company has adopted stock option plans which provide for the granting to key employees options to purchase shares of its common stock. The following schedule summarizes the transactions from 1993 through 1995 pertaining to these plans:


                                 -----------------------------------------
                                   NUMBER OF             PER SHARE
                                OPTION SHARES        OPTION PRICE RANGE
--------------------------------------------------------------------------
Outstanding, January 1, 1993        299,640        $6.00     -      $14.75

    Exercised                      (129,462)        6.00     -        9.45
    Canceled                         (9,936)        7.60
                                   --------        -----------------------
Outstanding, December 31, 1993      160,242         6.00     -       14.75

    Exercised                       (65,173)        6.00     -       14.75
    Canceled                         (8,689)        7.60     -       14.75
                                   --------        -----------------------
Outstanding, December 31, 1994       86,380         7.60

    Exercised                       (60,399)        7.60
    Canceled                        (10,601)        7.60
                                   --------        -----------------------
Outstanding December 31, 1995        15,380        $7.60
                                   ========        =======================



All options outstanding as of December 31, 1995 are exercisable. At December 31, 1995, a total of 285,745 shares of common stock were reserved for future issuance relating to these plans.


Note 12 - Supplemental Disclosures of Cash Flow Information

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:



                                                 YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------
(in thousands)                                          1995         1994           1993
-------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation)
    of available-for-sale securities net of tax
    effect of ($317) for 1995 and $3,344
    for 1994                                          $ (505)      $5,341         $   -

Notes payable issued for purchased
    customer accounts                                  1,535            -         3,862

Notes received on the sale of fixed assets
    and customer accounts                                  -          266         1,532

Cash paid during the year for:

    Interest                                             896        1,462         1,944

    Income taxes                                       9,107        9,597         3,978
                                                      ======       ======         =====


                  39 Poe & Brown, Inc.    1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 13 - Business Concentrations

Substantially all of the Company's premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. The Company, as broker and agent, typically collects premiums, retains its commission and remits the balance to the insurance companies. A significant portion of business written by the Company is for customers located in Florida. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Florida could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.
        For the years ended December 31, 1995 and 1994, approximately 24% and 22%, respectively, of the Company's revenues were from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes alternative insurance companies are available to underwrite the business, although some additional expenses and loss of market share would at least initially result. No other insurance company accounts for as much as five percent of the Company's revenues.


Note 14 - Reinsurance Indemnity

Whiting National Insurance Company ("Whiting"), the Company's risk-bearing subsidiary, ceased underwriting operations in early 1985 and, in 1988, entered into liquidation by the New York State Insurance Department ("Department"). Since then, the handling of Whiting's affairs has been the responsibility of the Department.


In 1979, the Company agreed to indemnify a ceding insurer, should Whiting fail to perform under a reinsurance contract. As a result, the Company is directly responsible for the management and adjudication of claims outstanding under that indemnification contract. The Company has historically estimated that certain recoveries related to the indemnity were available to it from the Whiting liquidation. While none of the underlying facts or operations of law as to the Company's rights or creditor priority had changed, the liquidation activities proceeded more slowly than anticipated, making realization of those recoveries uncertain. As a result, in 1992, those estimated recoveries were written off and reserves associated with the underlying indemnity obligation were bolstered because of adverse loss developments. Reserves are revised based on developments to date, the Company's estimates of the outcome of this matter and its experience of contesting and settling claims related to this matter. As the scope of the liability or recovery becomes better defined, there may be changes in the estimates of future costs or recoveries. Management of the Company does not believe that any such changes will have a material effect on the Company's financial condition or results of operations.


                  40 Poe & Brown, Inc.    1995 Annual Report

REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
of Poe & Brown, Inc.


We have audited the accompanying consolidated balance sheet of Poe & Brown, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poe & Brown, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                       Arthur Anderson LLP

Orlando, Florida
January 29, 1996


To the Board of Directors
of Poe & Brown, Inc.

We have audited the accompanying consolidated balance sheet of Poe & Brown, Inc. and subsidiaries as of December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Poe & Brown, Inc. and subsidiaries at December 31, 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                       Ernst & Young LLP

Tampa, Florida
January 28, 1995, except for the last paragraph of Note 2, as to which the date is March 1, 1995.



                 41 Poe & Brown, Inc.    1995 Annual Report