Form 10-K, Exhibit 13
period 1996-12-31
POE & BROWN INC
filed 1997-03-24
CIK 79282

<PAGE 1>

                           EXHIBIT 13

         PORTIONS OF 1996 ANNUAL REPORT TO SHAREHOLDERS


Financial Highlights
                                                 Year ended December 31,
(in thousands, except per
  share data)                    1996       1995      1994      1993     1992

Commissions and fees(1)          $114,378   $101,998  $ 95,852  $ 94,420 $ 88,276
Total revenues(2)                $118,680   $106,365  $101,580  $ 97,821 $ 91,508
Total expenses                   $ 91,634   $ 83,036  $ 80,994  $ 84,774 $ 83,190
Net income before taxes and loss
  from discontinued operations   $ 27,046   $ 23,329  $ 20,586  $ 13,047 $  8,318
Net income from
  continuing operations          $ 16,498   $ 14,799  $ 13,519  $  8,118 $  4,138
Net income(2, 3)                 $ 16,498   $ 14,799  $ 13,519  $  8,118 $  2,558
Net income per share
  from continuing
  operations(2, 3)               $   1.90   $   1.70  $   1.56  $   0.95 $   0.48
Net income per share             $   1.90   $   1.70  $   1.56  $   0.95 $   0.30
Weighted average number
  of shares outstanding             8,683      8,699     8,670     8,571    8,569
Dividends declared per share     $   0.49   $   0.48  $   0.42  $   0.40  $  0.40
Total assets                     $179,743   $151,121  $140,980  $134,924  $129,143
Long-term debt                   $  5,300   $  7,023  $  7,430  $17,637   $ 18,870
Shareholders' equity(4)          $ 67,286   $ 54,412  $ 44,106  $27,246   $ 21,232




(1) See Notes 2 and 3 to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.
(2) During 1994, the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company for $2,314,000, resulting in a net after-tax gain of $1,342,000, or $.16 per share.
(3) During 1995 and 1994, the Company reduced its general tax reserves by $451,000 and $700,000, or $0.05 and $0.08 per share, respectively, as a result of reaching a settlement with the Internal Revenue Service on certain examination issues. See Note 9 to consolidated financial statements.
(4) Shareholders' equity as of December 31, 1996 and 1995 included net increases of $6,511,000 and $4,836,000, respectively, as a result of the Company's application of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

<PAGE 2>

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General

In April of 1993, Poe & Associates, Inc., headquartered in Tampa, Florida, merged with Brown & Brown, Inc., headquartered in Daytona Beach, Florida, forming Poe & Brown, Inc. (the "Company"). Since that merger, the Company's operating results have steadily improved. The Company achieved pre-tax income from operations of $27,046,000 in 1996 compared to $23,329,000 in 1995 and $20,586,000 in 1994. Pre-tax income as a percentage of total revenues was 22.8% in 1996, 21.9% in 1995 and 20.3% in 1994. This
upward trend is primarily the result of the Company's achievement of revenue growth and operating efficiency improvements.

     The Company's revenues are comprised principally of commissions paid by insurance companies, fees paid directly by clients and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the volume of premiums written by such underwriters. These premium rates are established by insurance companies based upon many factors, none of which is controlled by the Company. Beginning in 1986 and continuing through 1996, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for expanding market share. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," has generally resulted in flat to reduced commissions on renewal business. The possibility of rate increases in 1997 is unpredictable.

     Revenues are further impacted by the development of new and existing proprietary programs, fluctuations in insurable exposure units and the volume of business from new and existing clients and changes in general economic and competitive conditions. For example, stagnant rates of inflation in recent years have generally limited the increases in insurable exposure units such as property values, sales and payroll levels. Conversely, the increasing trend in litigation settlements and awards has caused some clients to seek higher levels of insurance coverage. Still, the Company's revenues continue to grow through quality acquisitions, intense initiatives for new business and development of new products, markets and services. Effective March 1, 1995, the Company acquired Insurance West by merger. This merger was accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all prior periods. Also during 1995, the Company acquired four general insurance agencies, an insurance brokerage firm and several books of business (customer accounts) which were accounted for as purchases. During 1996, the Company acquired three general insurance agencies, an insurance brokerage firm and several books of business (customer accounts) which were accounted for as purchases.

     Contingent commissions may be paid to the Company by insurance carriers based upon the volume and profitability of the business placed with such carriers by the Company and are generally received in the first quarter of each year. In each of the last three years, contingent commissions have represented less than 3.5% of total revenues.

     Fee revenues are substantially generated by the Service
Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee

<PAGE 3>

benefit self-insurance markets. Florida's legislative reform of workers' compensation insurance, as well as certain market factors, have resulted in increased competition in this service sector. In response to the increased competition, the Company has offered value-added services that enabled it to increase 1996 fee revenues over that recognized in 1995. For the past three years, service fee revenues have ranged from 9.1% to 11.1% of total commissions and fees.

     Investment income consists primarily of interest earnings on premiums and advance premiums collected and not immediately remitted to insurance carriers, with such funds being held in a fiduciary capacity. Investment income also includes gains and losses realized from the sale of investments, although in 1996 and 1995, such sales were minimal and realized gains and losses were immaterial. In 1994, investment income included a $2,185,000 realized gain from the sale of a portion of the Company's investment in Rock-Tenn Company ("Rock-Tenn"). The Company's policy is to invest its available funds in high-quality, short-term fixed income investment securities.

     The Company anticipates that results of operations for 1997 will continue to be influenced by these competitive and economic conditions.

     The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.


Results of operations for the years ended December 31, 1996, 1995 and 1994

Commissions and Fees

     Commissions and fees increased 12% in 1996, 6% in 1995 and 2% in 1994. Excluding the effects of acquisitions, commissions and fees increased 4% in 1996 and 3% in 1995. Acquisition activity in 1994 did not have a material impact on commissions and fees. The 1996 results reflect an increase in commissions for all but one of the Company's operating divisions, mainly through new business growth. In general, property and casualty insurance premium prices remained flat in 1996; however, there were some increases in premium rates for coastal properties as a result of recent hurricanes in Florida. In addition, certain segments and industries had some increases in insurable exposure units during 1996.

Investment Income

     Investment income decreased to $3,230,000 in 1996 compared to $3,733,000 in 1995 and $5,126,000 in 1994. This decrease is primarily due to lower levels of invested cash and reductions in interest rate returns. The 1994 results included a $2,185,000 gain from the sale of approximately 23% of the Company's investment in the common stock of Rock-Tenn. This sale was in conjunction with an initial public offering by Rock-Tenn of its common stock. The Company continues to own 559,970 shares of common stock of Rock-Tenn and has no current plans to sell these shares. Excluding this gain, investment income in 1995 increased by $792,000, or 27%. The increase in investment income after excluding the Rock-Tenn gain is due to increased available funds and the implementation of a consolidated cash management program which resulted in improved earnings on cash and cash equivalents.

<PAGE 4>

Other Income

     Other income consists primarily of gains and losses from the sale and disposition of assets. During 1996, gains on the sale of customer accounts were $997,000 compared to $590,000 in 1995 and $411,000 in 1994.

Employee Compensation & Benefits

     Employee compensation and benefits increased approximately 10% in 1996, 5% in 1995 and remained constant in 1994. Without acquisitions, employee compensation and benefits increased 5% in 1996, 1% in 1995 and remained constant in 1994. Employee compensation and benefits as a percentage of total revenue was 51% in 1996 down from 52% in 1995 and 1994. As of December 31, 1996, the Company had 1,075 full-time equivalent employees compared to 1,035 at the beginning of the year. The increase in personnel in 1996 is primarily related to acquisitions. The 1996 increase in compensation and employee benefits of $5,324,000 is primarily attributable to the addition of personnel through acquisitions and additional commission expense as a result of the increased commission revenue.

Other Operating Expenses

     Other operating expenses increased 11% in 1996, remained constant in 1995 and decreased 12% in 1994. Without acquisitions, operating expenses increased 6% in 1996 and decreased 3% in 1995. Other operating expenses as a percentage of total revenues remained constant in 1996 and 1995 at 22%, down from 23% in 1994.

Interest and Amortization

     Interest and amortization increased $703,000, or 14%, in 1996 and decreased $580,000, or 10%, in 1995 and $553,000, or 9%, in 1994. The increase in 1996 is due primarily to increased amortization of purchased intangible assets as a result of acquisition activity.

Income Taxes

     The effective tax rate on income from operations was 39.0% in 1996, 36.6% in 1995, and 34.3% in 1994. The lower effective tax rate in 1995 and 1994 is primarily due to the effect of recording a $451,000 and a $700,000 reduction, respectively, to the general tax reserves as a result of reaching a settlement with the Internal Revenue Service ("Service") on the Service's outstanding examination issues (see below for detailed discussion of this adjustment).

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

<PAGE 5>

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

     In March of 1995, the Company reached an agreement with the Service on all remaining items. This agreement resulted in payments that reduced the reserve by approximately $349,000. After considering these reductions, the Company recorded a $451,000 reduction in the general tax reserve which was recorded as a reduction to the 1995 income tax provision.

Liquidity and Capital Resources

     The Company's cash and cash equivalents of $31,786,000 at December 31, 1996 increased $3,436,000 from the December 31, 1995 balance of $28,350,000. During 1996, cash of $28,621,000 was provided from operating activities, proceeds of $984,000 from sales of fixed assets and customer accounts and proceeds of $1,118,000 from the sale of investments. Cash was used during 1996 primarily for payments on long-term debt and notes payable of $4,222,000, additions to fixed assets of $4,630,000, purchases of investments of $881,000, acquisitions of business of $12,254,000, repurchase of common stock of $1,055,000 and dividend payments of $4,245,000.

     The Company's cash and cash equivalents of $28,350,000 at December 31, 1995 increased $5,165,000 from the December 31, 1994 balance of $23,185,000. During 1995, primary sources of cash were $21,208,000 from operating activities, $1,469,000 from sales of fixed assets and customer accounts and $106,000 from the exercise of stock options and issuances of common stock. Cash was used during 1995 primarily for payments on long-term debt of $2,132,000, additions to fixed assets of $5,321,000, purchases of investments of $1,208,000, acquisitions of businesses of $6,005,000 and dividend payments of $4,149,000.

     The Company's cash and cash equivalents of $23,185,000 at December 31, 1994 decreased $3,947,000 from the December 31, 1993 balance of $27,132,000. During 1994, primary sources of cash were $10,396,000 from operating activities, $2,346,000 from sales of investments and $1,687,000 from the exercise of stock options and issuances of common stock. Cash was used during 1994 primarily for payments on long-term debt of $12,004,000 and dividend payments of $3,542,000.

     The Company's current ratio was 1.06 to 1.0, 1.13 to 1.0 and
1.10 to 1.0 as of December 31, 1996, 1995 and 1994, respectively. The decrease in the ratio at December 31, 1996 was primarily the result of increased current long-term debt due to acquisitions.

     In November 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus .50%. On borrowings under this facility equal to or in excess of $1,000,000, the interest rate is LIBOR plus .50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of .25% per annum on the unused balance.
The facility expires in November 1998. No borrowings were outstanding

<PAGE 6>

 against this line of credit as of December 31, 1996.
Borrowings would be secured by substantially all of the assets of the Company, subject to existing or permitted liens.

     The Company has a credit agreement with a major insurance company under which $5,000,000 (the maximum amount available for borrowings) was borrowed at December 31, 1996 at an interest rate equal to the prime rate plus 1%. The amount available under this facility decreases by $1,000,000 each August through the year 2001, when it will expire.

     The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 1997. Additionally, the Company believes that funds generated from future operations will be sufficient to satisfy its normal financial needs, including the required annual principal payments of its long-term debt and any potential future tax liability.

                CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

                                          Year ended December 31,
                              1996             1995              1994


REVENUES
Commissions and fees          $114,378         $101,998          $ 95,852
Investment income                3,230            3,733             5,126
Other income                     1,072              634               602
     Total revenues            118,680          106,365           101,580

EXPENSES
Employee compensation
  and benefits                  60,397           55,073            52,554
Other operating expenses        25,522           22,951            22,848
Interest and amortization        5,715            5,012             5,592
     Total expenses             91,634           83,036            80,994

Income before income taxes      27,046           23,329            20,586
Income taxes                    10,548            8,530             7,067
Net income                    $ 16,498         $ 14,799          $ 13,519
Net income per share          $   1.90         $   1.70          $   1.56
Weighted average number
of shares outstanding            8,683            8,699             8,670


See notes to consolidated financial statements.

<PAGE 7>

                   CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

                                                    December 31,
                                                1996            1995

ASSETS
Cash and cash equivalents                     $ 31,786        $ 28,350
Short-term investments                           1,087           1,308
Premiums, commissions and fees
receivable, less allowance for doubtful
accounts of $100 at 1995                        62,940          56,553
Other current assets                             7,307           6,336
 Total current assets                          103,120          92,547

Fixed assets, net                               12,085          10,412
Intangibles, net                                50,167          36,613
Investments                                     11,288           8,473
Other assets                                     3,083           3,076
 Total assets                                 $179,743        $151,121

LIABILITIES
Premiums payable to insurance companies       $ 73,570        $ 64,588
Premium deposits and credits due customers       7,329           6,070
Accounts payable and accrued expenses           11,130           9,417
Current portion of long-term debt                5,365           1,768
 Total current liabilities                      97,394          81,843

Long-term debt                                   5,300           7,023
Deferred income taxes                            3,603           1,502
Other liabilities                                6,160           6,341
 Total liabilities                             112,457          96,709

SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share;
 authorized 18,000 shares;  issued 8,656 shares
 at 1996 and 8,682 shares at 1995
                                                   866             868
Additional paid-in capital                       1,671           2,614
Retained earnings                               58,238          46,094
Net unrealized appreciation of
 available-for-sale securities,
 net of tax effect of $4,163 at 1996
 and $3,027 at 1995                              6,511          4,836
  Total shareholders' equity                    67,286         54,412
  Total liabilities and shareholders' equity  $179,743        $151,121


See notes to consolidated financial statements.

<PAGE 8>

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(in thousands, except per share data)




                              Common Stock      Additional                Net Unrealized  Treasury Stock
                                                Paid-in      Retained   Appreciation
                             Shares    Amount   Capital      Earnings  (Depreciation)  Shares  Amount  Total
Balance, January 1, 1994       8,550  $  855    $1,314       $ 25,883      __           45      ($806)  $27,246
Net income                    13,519   13,519
Issued for stock option plans
  and employee stock purchase
  plans                           85        9      872                                 (45)     806       1,687

Tax benefit from sale of option
  shares by employees                               55                                                       55
Cumulative effect of change
  in accounting principle
  (see Note 1)                                                            23                                 23

Net increase in unrealized
 appreciation of available-
 for-sale securities                                                   5,318                              5,318

Partnership distributions
  for Insurance West                                            (200)                                      (200)

Cash dividends paid
 ($.42 per share)                                             (3,542)                                    (3,542)

Balance, December 31, 1994     8,635      864    2,241        35,660   5,341            --        --     44,106

Net income                                                    14,799                                     14,799

Acquired and issued for
 stock option plans and
 employee stock purchase
  plans                           47       4      318           (216)                                       106

Tax benefit from the sale
 of option shares by employees                     55                                                        55

Net decrease in unrealized
 appreciation of available-
 for-sale securities                                                   (505)                               (505)

Cash dividends paid
 ($.48 per share)                                             (4,149)                                    (4,149)

Balance, December 31, 1995    8,682     868     2,614         46,094   4,836            --    --         54,412

Net income                                                    16,498                                     16,498

Acquired and issued for stock
  option plans and employee
  stock purchase plans         (26)      (2)    (943)           (109)                                    (1,054)

<PAGE 9>

Net increase in unrealized
 appreciation of available-
 for-sale securities                                                   1,675                              1,675

Cash dividends paid
 ($.49 per share)                                            (4,245)                                     (4,245)

Balance, December 31, 1996  8,656     $866   $ 1,671        $58,238   $6,511            --    $--        67,286


See notes to consolidated financial statements.


Consolidated Statements of Cash Flows


(in thousands)                             Year ended December 31,
                                          1996          1995        1994

CASH FLOWS FROM OPERATING ACTIVITIES


Net income                              $ 16,498      $ 14,799     $ 13,519
Adjustments to reconcile net
 income to net cash provided by
  operating activities:
  Depreciation and amortization            7,471         6,487        6,398
  Provision for doubtful accounts           (100)           31           19
  Deferred income taxes                      966        (2,191)      (1,173)
  Net gains on sales of investments,
  fixed assets and customer accounts      (1,001)         (537)      (2,231)
  Premiums, commissions and fees
  receivable (increase) decrease          (6,287)          200       (2,374)
  Other assets (increase) decrease          (699)          235       (2,439)
  Premiums payable to insurance
    companies increase (decrease)          8,982         1,393       (3,951)
  Premium deposits and credits due
     customers increase (decrease)         1,259          (900)       1,919
  Accounts payable and accrued
    expenses increase (decrease)           1,713         1,115         (683)
  Other liabilities (decrease) increase     (181)          576        1,392
Net cash provided by operating activities 28,621        21,208       10,396

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to fixed assets                 (4,630)       (5,321)      (2,400)
Payments for businesses acquired,
  net of cash acquired                   (12,254)       (6,005)      (1,382)
Proceeds from sales of fixed
 assets and customer accounts                984         1,469        1,337
Purchases of  investments                   (881)       (1,208)        (187)
Proceeds from sales of investments         1,118           642        2,346
Other investing activities, net              -             -            (53)
Net cash used in investing activities    (15,663)      (10,423)        (339)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt                (4,223)       (2,132)     (12,004)

<PAGE 10>

Proceeds from long-term debt                 -             500          -
Exercise of stock options,
 issuances of stock and
  treasury stock sales                    (1,054)          106        1,687
Tax benefit from sale of
 option shares by employees                  -              55           55
Partnership distributions                    -             -           (200)
Cash dividends paid                       (4,245)       (4,149)      (3,542)
Net cash used in financing activities     (9,522)       (5,620)     (14,004)

Net increase (decrease) in cash
 and cash equivalents                      3,436         5,165       (3,947)
Cash and cash equivalents
 at beginning of year                     28,350        23,185       27,132
Cash and cash equivalents at
  end of year                            $31,786       $28,350      $23,185



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

     Poe & Brown, Inc. (the "Company") is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. The Company's business is divided into five divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the Professional Programs Division, which develops and administers property and casualty insurance solutions for professionals nationwide; the Commercial Programs Division, which serves individual large accounts of commercial groups and trade associations, providing primarily property and casualty and employee benefits coverages; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Poe & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

Revenue Recognition

     Commissions relating to the brokerage and agency activity whereby the Company has primary responsibility for the collection of premiums from insureds are generally recognized as of the latter of the effective date of the insurance policy or the date billed to the customer. Commissions to be received directly from insurance companies are generally recognized when determined.
Subsequent commission adjustments, such as policy endorsements, are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions

<PAGE 11>

from insurance companies are recognized when received. Fee income is recognized as services are rendered.

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

Cash and Cash Equivalents

     Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased. Premiums received from insureds but not yet remitted to insurance carriers are held in cash and cash equivalents in a fiduciary capacity.

Premiums, Commissions and Fees Receivable

     In its capacity as an insurance broker or agent, the Company typically collects premiums from insureds and, after deducting its authorized commission, remits the premiums to the appropriate insurance companies. In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds and "commissions" are receivable from insurance companies. "Fees" are receivable from customers pertaining to the Company's Service Division.

Investments

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under these rules, the Company's marketable equity securities have been classified as "available-for-sale" and are reported at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

     Nonmarketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost, adjusted for other-than-temporary market value declines.

     Application of SFAS No. 115 resulted in net unrealized gains reported in shareholders' equity of $6,511,000 at December 31, 1996, $4,836,000 at December 31, 1995 and $5,341,000 at December
31, 1994, net of deferred income taxes of $4,163,000, $3,027,000 and $3,344,000, respectively. The adoption of this Statement resulted in an increase of $23,000 to shareholders' equity as of January 1, 1994, net of $15,000 in deferred taxes.

<PAGE 12>

     As of January 1, 1994, the Company owned 659,064 shares of common stock of Rock-Tenn Company ("Rock-Tenn") with an aggregate cost of $565,000. As of that date, the common stock of Rock-Tenn was not publicly traded and, therefore, had no readily determinable market value. However, on March 3, 1994, the common stock of Rock-Tenn was registered with the Securities and Exchange Commission and began trading on the NASDAQ over-the-counter securities market at the initial public offering price of $16.50 per share. As part of the initial public offering of Rock-Tenn's common stock, the Company sold 150,000 shares of its investment in this stock and reported a net after-tax gain of $1,342,000 in the first quarter of 1994. During 1996, the Company received a Rock-Tenn stock dividend of 50,906 shares. The 559,970 and 509,064 shares of Rock-Tenn common stock held by the Company as of December 31, 1996 and 1995, respectively, have been classified as non-current, available-for-sale securities. The Company has no current plans to sell these shares.

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

Intangibles

     Intangible assets are stated at cost less accumulated amortization and principally represent purchased customer accounts, non-compete agreements, purchased contract agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from three to 15 years. The excess of costs over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 15 to 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.

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

<PAGE 13>

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

Note 3 - Acquisitions

     During 1996, the Company acquired three general insurance agencies, one insurance brokerage firm and several books of business (customer accounts), which were all accounted for as purchases. The total cost of these acquisitions was $18,328,000, including $12,254,000 of cash payments and notes payable of $6,074,000. The total purchase price was assigned to purchased customer accounts, goodwill and other intangible assets.

     During 1995, the Company acquired four general insurance agencies, an insurance brokerage firm and several books of business (customer accounts), which were all accounted for as purchases. The total cost of these acquisitions was $7,250,000, including $5,715,000 of cash payments and notes payable of $1,535,000. The excess of the total purchase price over the fair value of net tangible assets acquired of approximately $7,225,000 was assigned to purchased customer accounts, goodwill and other intangible assets.

     During 1994, the Company acquired the assets of three insurance agencies for an aggregate cost of $656,000.
Substantially all of this cost was assigned to purchased customer accounts, non-compete agreements and goodwill.

     Additional or return consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangibles when the contingency occurs. There were no contingency payments made during 1996 or 1995. As of December 31,1996, the maximum future contingency payments related to the 1996 and 1995 acquisitions totaled $2,150,000. The results of operations of the acquired companies have been included in the consolidated financial statements from their respective acquisition dates. Pro forma results of operations of the Company for the years ended December 31, 1996, 1995 and 1994, including 1996, 1995 and 1994 acquisitions as though they occurred on January 1, 1996, 1995 and 1994, respectively, were not materially different from the results of operations as reported.

<PAGE 14>

Note 4 - Investments


Investments at December 31 consisted of the following:

                                                       1996
(in thousands)                                    Carrying value
                                             Current      Non-current
Available-for-sale marketable
 equity securities                          $   78        $11,059
Nonmarketable equity securities
 and certificates of deposit                 1,009            229
     Total investments                      $1,087        $11,288



                                                         1995
(in thousands)                                      Carrying value
                                              Current         Non-current

Available-for-sale marketable
 equity securities                            $  287          $8,272
Nonmarketable equity securities
 and certificates of deposit                   1,021             201
     Total investments                        $1,308          $8,473


     The following summarizes available-for-sale securities at December 31:




                                                  Gross      Gross
(in thousands)                                 Unrealized  Unrealized    Estimated
                                      Cost       Gains       Losses     Fair Value


Marketable Equity Securities:
1996                                  $516     $10,637     $16          $11,137
1995                                  $732     $ 7,855     $28          $ 8,559


     In 1996, proceeds from sales of available-for-sale securities totaled $1,118,000, resulting in gross realized gains and losses of $91,300 and $71,700, respectively. Proceeds from sales of available-for-sale securities totaled $329,000 in 1995, resulting in gross realized gains and losses of $42,000 and $41,000, respectively. In 1994, proceeds from sales of available-for-sale securities totaled $2,314,000, from which $2,185,000 of gross gains were realized.

     Cash, cash equivalents, investments, premiums and commissions receivable, premiums payable to insurance companies, premium deposits and credits due customers, accounts payable and accrued expenses, and current and long-term debt are considered financial instruments. The carrying amount for each of these items at December 31, 1996 approximates its fair value.


Note 5 - Fixed Assets

Fixed assets at December 31 consisted of the following:


(in thousands)                                1996       1995
Furniture, fixtures and equipment            $23,766     $20,153
Land, buildings and improvements                 262         672

<PAGE 15>

Leasehold improvements                           926         644
                                             $24,954     $21,469
Less accumulated depreciation
 and amortization                             12,869      11,057
                                             $12,085     $10,412


     Depreciation and amortization expense amounted to $2,697,000 in 1996, $2,352,000 in 1995 and $2,132,000 in 1994.

Note 6 - Intangibles

Intangibles at December 31 consisted of the following:


(in thousands)                                 1996      1995

Purchased customer accounts                  $ 49,985    $ 32,244
Non-compete agreements                         11,722      10,996
Goodwill                                       20,189      20,358
Purchased contract agreements                   1,102       1,102
                                               82,998      64,700
Less accumulated amortization                  32,831      28,087
                                             $ 50,167    $ 36,613

     Amortization expense amounted to $4,774,000 in 1996, $4,135,000 in 1995 and $4,266,000 in 1994.

Note 7 - Long-Term Debt

Long-term debt at December 31 consisted of the following:


(in thousands)                                 1996       1995

Long-term credit agreement                     $ 5,000    $ 6,000
Notes payable from treasury stock purchases      1,162      1,422
Acquisition notes payable                        4,351      1,350
Other notes payable                                152         19
                                                10,665      8,791
Less current portion                             5,365      1,768
Long-term debt                                 $ 5,300     $7,023


     In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided $10,000,000 at an interest rate equal to the prime rate plus 1% (9.25% at December 31, 1996). The amount of available credit decreases by $1,000,000 each August through the year 2001, when it will expire. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

<PAGE 16>
     In November 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus .50%. On borrowings under this facility equal to or in excess of $1,000,000, the interest rate is LIBOR plus .50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of .25% per annum on the unused balance. The facility expires in November 1998. No borrowings were outstanding against this line of credit as of December 31, 1996 and 1995. Borrowings would be secured by substantially all of the assets of the Company, subject to existing or permitted liens.

     Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from calendar years ending 1997 to 2001. These notes have been discounted at effective yields ranging from 8.5% to 9.2% for presentation in the consolidated financial statements.

     Acquisition notes payable represents debt incurred to former owners of certain agencies acquired in 1996 and 1995. These notes, including future contingent payments, are payable in monthly and annual installments through 1998, including interest ranging from 4% to 6%.

     Maturities of long-term debt for succeeding years are $5,365,000 in 1997, $1,598,000 in 1998, $1,307,000 in 1999,
$1,256,000 in 2000 and $1,139,000 in 2001.

     Interest expense included in the consolidated statements of income was $941,000 in 1996, $877,000 in 1995 and $1,326,000 in
1994.

Note 8 - Commitments and Contingencies

     The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2005. The facility leases generally contain renewal options and escalation clauses based on increases in the lessorsO operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1996, the aggregate future minimum lease payments under all noncancelable lease agreements are as follows:



Year Ending December 31,                      (in thousands)
1997                                         $       4,164
1998                                         $       3,905
1999                                         $       3,515
2000                                         $       3,120
2001                                         $       2,566
Thereafter                                   $       6,313
Total minimum future lease payments          $      23,583


     Rental expense in 1996, 1995 and 1994 for operating leases totaled $5,108,000, $4,785,000 and $4,269,000, respectively.

     The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such

<PAGE 17>

claims or lawsuits will have a material effect on the Company's financial condition or results of operations.

Note 9 - Income Taxes

At December 31, 1996, the Company had net operating loss carryforwards of $669,000 for income tax reporting purposes that expire in the years 1997 through 2002. These carryforwards were derived from agency acquisitions by the Company beginning in 1985. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax assets related to these carryforwards.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.
Significant components of the CompanyOs deferred tax liabilities and assets as of December 31, are as follows:


(in thousands)                                 1996         1995

Deferred tax liabilities:
  Fixed assets                                 $   975      $   577
  Net unrealized appreciation of
  available-for-sale securities                  4,163        3,027
  Installment sales                                108          204
  Prepaid insurance and pension                    833          769
  Intangible assets                                368           32
Total deferred tax liabilities                   6,447        4,609
Deferred tax assets:
  Deferred compensation                          1,386        1,269
  Accruals and reserves                            965        1,376
  Net operating loss carryforwards                 261          327
  Other                                            270          173
  Valuation allowance for deferred tax assets      (38)         (38)
Total deferred tax assets                        2,844        3,107
Net Deferred Tax Liabilities                   $ 3,603      $ 1,502


     Significant components of the provision (benefit) for income taxes are as follows:


(in thousands)                            1996         1995      1994

Current:
  Federal                                 $ 8,281      $ 9,374   $ 7,237
  State                                     1,301        1,347     1,003
Total current provision                     9,582       10,721     8,240
Deferred:
  Federal                                     809       (2,037)   (1,076)
  State                                       157         (154)      (97)
Total deferred (benefit) provision            966       (2,191)   (1,173)
Total tax provision                       $10,548      $ 8,530    $7,067

<PAGE 18>

     A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:


                                               1996      1995      1994
Federal statutory tax rate                     35.0 %    35.0%     35.0%
State income taxes, net of federal
  income tax benefit                            3.3       3.5       2.8
Interest exempt from taxation
  and dividend exclusion                       (0.5)     (0.4)     (0.3)
Non-deductible goodwill amortization            0.6       0.7       0.7
Internal Revenue Service examination             -       (1.9)     (3.4)
Other, net                                      0.6      (0.3)     (0.5)
Effective tax rate                             39.0%     36.6%     34.3%

     Income taxes receivable were $645,000 at December 31, 1996 and income taxes payable were $425,000 at December 31, 1995 and are reported as a component of accounts receivable and accounts payable and accrued expenses, respectively.

     In 1992, the Internal Revenue Service ("Service") completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990. As a result of its examination, the Service issued Reports of Proposed Adjustments asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar tax adjustments for subsequent periods through December 31, 1993, would total $6,100,000. The disputed issues related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000. In addition, the Service's report included a dispute regarding the timing at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes.

     During 1994, the Company reached a settlement with the Service with respect to certain of the disputed amortization items and the indemnity agreement payment issue. This settlement reduced the total remaining asserted income tax deficiencies to approximately $2,800,000. Based on this settlement and review of the remaining unsettled items, the Company reduced its general income tax reserves to $800,000, which was sufficient to cover its ultimate liability resulting from the settlement of the remaining items. Accordingly, after taking into consideration a $400,000 reduction of the reserve resulting from payments under the partial settlement agreement, during 1994 the Company recorded a $700,000 adjustment to decrease the originally established reserves of $1,900,000. This decrease has been recorded as a reduction to the 1994 current income tax provision.

     In March of 1995, the Company reached a settlement with the Service on all remaining items. The settlement resulted in the payment of approximately $349,000, which reduced the recorded reserve. As such, with all disputed items settled, the Company recorded a $451,000 reduction in the general tax reserve which is recorded as a reduction to the 1995 current income tax provision.

<PAGE 19>

Note 10 - Employee Benefit Plans

     The Company maintains a defined benefit pension plan covering substantially all previous Poe & Associates, Inc. employees with one or more years of service. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformance with minimum funding requirements and maximum deductible limitations. During 1994, the defined benefit pension plan was converted to a cash balance plan. The impact of this change on the plan costs and plan liabilities was not material. On April 1, 1995, the defined benefit pension plan was amended to freeze the accrual of further benefits. The impact of this amendment on the defined benefit pension planOs liabilities was not material.

     The plan's funded status and amounts recognized in the Company's consolidated balance sheets are as follows:


(in thousands)                                        December 31,
                                                    1996         1995
Actuarial present value of benefit obligations:
Accumulated benefit obligations,
 including vested benefits of $2,524 in
  1996 and $2,322 in 1995                           $(2,524)     $ (2,326)

Projected benefit obligations for
  service rendered to date                          $(2,524)    $ (2,326)
Plan assets at fair value, principally
 consisting of a group annuity contract               2,667        2,237
Excess (deficit) of plan assets over
 (under) projected benefit obligations                  143          (89)
Unrecognized net excess of plan assets
 under previously accrued but unfunded
 pension costs, to be amortized                         572          255
Net prepaid pension costs                           $   715      $   166


     The following assumptions were used in determining the actuarial present value of the benefit obligations and pension costs for the years ended December 31, 1996, 1995 and 1994: discount rate of 7.5%; long-term rate for compensation increase of 3.5%; and long-term rate of return on plan assets of 8.0%.

     Pension costs included in the Company's consolidated statements of income are comprised of the following:


(in thousands)                                   Year Ended December 31,
                                             1996       1995         1994
Service cost                                 $  36      $   63       $  91
Interest cost                                  177         215         304
Actual return on assets                        (83)       (318)        113
Net amortization and deferral                  (97)        166        (407)
Net pension cost                             $  33      $  126       $ 101


     The Company has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions, subject to a maximum of 2.5% of each participantOs salary. Further, the Company provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $1,510,000 in 1996, $1,334,000 in 1995 and $1,208,000 in 1994.


<PAGE 20>

Note 11 - Stock-Based Compensation and Incentive Plans

Stock Option Plans

     The Company has adopted stock option plans which provide for the granting of options to purchase shares of the Company's stock to key employees who contribute materially to the success and profitability of the Company. The Company accounts for these plans under Accounting Principles Board Opinion No. 25 ("APB 25"), under which no compensation expense has been recognized. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro-forma disclosures are required only for options granted subsequent to December 31, 1994. The Company granted no options in 1995 or 1996.

     Under its stock option plans, the Company may grant future options for up to 285,745 shares of the Company's stock to employees and directors. Options previously granted under the plans equaled the market price of the stock at the date of grant and vest over a 5-year period. The following schedule summarizes the stock option transactions from 1994 through 1996 pertaining to these plans:


                              Number of Option Shares   Per Share Option Price Range
Outstanding, January 1, 1994        160,242                $ 6.00 -14.75
  Exercised                         (65,173)                 6.00 -14.75
  Canceled                           (8,689)                 7.60 - 14.75
Outstanding, December 31, 1994       86,380                  7.60
  Exercised                         (60,399)                 7.60
  Canceled                          (10,601)                 7.60
Outstanding, December 31, 1995       15,380                  7.60
  Exercised                          (9,323)                 7.60
Outstanding, December 31, 1996        6,057                  7.60


     All of the 6,057 options outstanding at December 31, 1996 have a remaining contractual life of 2 years and are fully-vested and exercisable.

Employee Stock Purchase Plan

     The Company has adopted an employee stock purchase plan ("the Stock Purchase Plan"), which allows for substantially all employees to subscribe to purchase shares of the Company's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. During 1995, the shareholders approved the authorization of 150,000 additional shares of stock for Company employees under the Stock Purchase Plan, bringing the total number of shares available for

<PAGE 21>

issuance to 250,000. As of December 31, 1996, 82,585 shares remained authorized and reserved for future issuance under this plan.

     The Company accounts for the Stock Purchase Plan under APB 25, under which no compensation expense has been recognized. Had compensation expense for the Stock Purchase Plan been determined consistent with SFAS 123, it would have had an immaterial effect on the Company's net income and earnings per share for the years ended December 31, 1996 and 1995.

Stock Performance Plan

     Effective January 1, 1996, the Company adopted a stock performance plan, under which up to 400,000 shares of the Company's stock ("Performance Stock") may be awarded to key employees contingent on the employees' years of service with the Company and other criteria established by the Company's Compensation Committee. Shares must be granted, awarded and vested before participants take full title to Performance Stock. Of the grants currently outstanding, specified portions will be awarded based on increases in the market value of the Company's common stock from the initial price specified by the Company. Awards vest on the earlier of: (i) 15 years of continuous employment with the Company from the date shares are granted to the participant; (ii) attainment of age 64; or (iii) death or disability of the participant. Dividends are paid on awarded and unvested Performance Stock and participants may exercise voting privileges on such shares. At December 31, 1996, 238,300 shares have been granted under the plan at initial stock prices ranging from $22.75 to $24.875. As of December 31, 1996, no stock performance criteria have been met, and accordingly, no shares have been awarded. The compensation element for Performance Stock is equal to the fair market value of the shares at the date of award and is expensed over the vesting period.

Note 12 - Supplemental Disclosures of Cash Flow Information

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:


(in thousands)                               Years Ended December 31,
                                             1996      1995      1994

Unrealized appreciation (depreciation)
 of available-for-sale securities net
 of tax effect of $1,136 for 1996,
  ($317) for 1995 and $3,344 for 1994        $1,675   $ (505)    $5,341
Notes payable issued for purchased
 customer accounts                            6,074    1,535        -
Notes received on the sale of fixed
 assets and customer accounts                   280      -          266
Cash paid during the year for:
  Interest                                      891      896      1,462
  Income taxes                               10,609    9,107      9,597


Note 13 - Business Concentrations

Substantially all of the CompanyOs premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. The Company, as broker and agent, typically collects premiums, retains its commission, and remits the balance to the insurance companies.

<PAGE 22>

A significant portion of business written by the Company is for customers located in Florida. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Florida could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

     For the years ended December 31, 1996 and 1995, approximately 22% and 24%, respectively, of the Company's revenues were from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes alternative insurance companies are available to underwrite the business, although some additional expense and loss of market share would at least initially result. No other insurance company accounts for as much as five percent of the Company's revenues.

Note 14 - Reinsurance Indemnity

Whiting National Insurance Company ("Whiting"), the Company's risk-bearing subsidiary, ceased underwriting operations in early 1985, and in 1988 entered into liquidation under the supervision of the New York State Insurance Department ("Department"). Since then, the handling of Whiting's affairs has been the responsibility of the Department.

     In 1979, the Company agreed to indemnify a ceding insurer should Whiting fail to perform under a reinsurance contract. As a result, the Company is directly responsible for the management and adjudication of claims outstanding under that indemnification contract. The Company has historically estimated that certain recoveries related to the indemnity were available to it from the Whiting liquidation. While none of the underlying facts or applicable law as to the Company's rights or creditor priority had changed, the liquidation activities proceeded more slowly than anticipated, making realization of those recoveries uncertain. As a result, in 1992, those estimated recoveries were written off and reserves associated with the underlying indemnity obligation were bolstered because of adverse loss developments. Reserves are periodically revised based on developments to date, the Company's estimates of the outcome of this matter, and the Company's experience in contesting and settling this matter. As the scope of the liability or recovery becomes better defined, there will be changes in the estimates of future costs or recoveries. Management of the Company does not believe that any such changes will have a material effect on the Company's financial condition or results of operations.

<PAGE 23>

REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Poe & Brown, Inc.

     We have audited the accompanying consolidated balance sheets of Poe & Brown, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poe & Brown, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                          /s/ Arthur Andersen LLP
Orlando, Florida
January 24, 1997

<PAGE 24>

To the Board of Directors of Poe & Brown, Inc.

     We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Poe & Brown, Inc. and subsidiaries for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Poe & Brown, Inc. and subsidiaries for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities.

                                            /s/ Ernst & Young LLP
Tampa, Florida
January 28, 1995, except for Note 2,
as to which the date is March 1, 1995