Form 10-K, Exhibit 13
period 1997-12-31
POE & BROWN INC
filed 1998-03-24
CIK 79282

EXHIBIT 13

         Portions of 1997 Annual Report to Shareholders

<PAGE 3>

Financial Highlights


                                            Year ended December 31,
(in thousands, except per
  share data)                1997       1996      1995       1994      1993

Commissions and fees(1)      $124,365   $114,378  $101,998  $ 95,852  $ 94,420
Total revenues(2)            $129,191   $118,680  $106,365  $101,580  $ 97,821
Total expenses               $ 97,553   $ 91,634  $ 83,036  $ 80,994  $ 84,774
Income before taxes          $ 31,638   $ 27,046  $ 23,329  $ 20,586  $ 13,047
Net income(2,3)              $ 19,387   $ 16,498  $ 14,799  $ 13,519  $  8,118
Net income per share         $   2.22   $   1.90  $   1.70  $   1.56  $   0.95
Weighted average number
 of shares outstanding          8,725      8,683     8,699     8,670     8,571
Dividends declared per share $   0.53   $   0.49  $   0.48  $   0.42  $   0.40
Total assets                 $194,129   $179,743  $151,121  $140,980  $134,924
Long-term debt               $  4,093   $  5,300  $  7,023  $  7,430  $ 17,637
Shareholders' equity(4)      $ 77,142   $ 67,286  $ 54,412  $ 44,106  $ 27,246


(1) See Notes 2 and 3 to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.
(2) During 1994, the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company for $2,314,000, resulting in a net after-tax gain of $1,342,000, or $0.16 per share.
(3) During 1995 and 1994, the Company reduced its general tax reserves by $451,000 and $700,000, or $0.05 and $0.08 per share, respectively, as a result of reaching a settlement with the Internal Revenue Service on certain examination issues. See Note 9 to consolidated financial statements.
(4) Shareholders' equity as of December 31, 1997, 1996, and 1995, included net increases of $6,744,000, $6,511,000 and $4,836,000, respectively, as a result of the CompanyOs application of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

<PAGE 18>

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General

In April of 1993, Poe & Associates, Inc., headquartered in Tampa, Florida, merged with Brown & Brown, Inc., headquartered in Daytona Beach, Florida, forming Poe & Brown, Inc. (the "Company"). Since that merger, the Company's operating results have steadily improved. The Company achieved pre-tax income from operations of $31,638,000 in 1997 compared to $27,046,000 in 1996 and
$23,329,000 in 1995. Pre-tax income as a percentage of total revenues was 24.5% in 1997, 22.8% in 1996 and 21.9% in 1995. This upward trend is primarily the result of the Company's achievement of revenue growth and operating efficiency improvements.

     The Company's revenues are comprised principally of commissions paid by insurance companies, fees paid directly by clients and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the volume of premiums written by such underwriters. These premium rates are established by insurance companies based upon many factors, none of which is controlled by the Company. Beginning in 1986 and continuing through 1997, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for expanding market share. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," has generally resulted in flat to reduced commissions on renewal business. The possibility of rate increases in 1998 is unpredictable.

     Revenues are further impacted by the development of new and existing proprietary programs, fluctuations in insurable exposure units and the volume of business from new and existing clients, and changes in general economic and competitive conditions. For example, stagnant rates of inflation in recent years have generally limited the increases in insurable exposure units such as property values, sales and payroll levels. Conversely, the increasing trend in litigation settlements and awards has caused some clients to seek higher levels of insurance coverage. Still, the Company's revenues continue to grow through quality acquisitions, intense initiatives for new business and development of new products, markets and services.
The Company anticipates that results of operations for 1998 will continue to be influenced by these competitive and economic conditions.

     During 1996, the Company acquired three general insurance agencies, an insurance brokerage firm and several books of business (customer accounts) which were accounted for as purchases. During 1997, the Company acquired three general insurance agencies and several books of business
(customer accounts) which were accounted for as purchases. On
August 1, 1997, the

<PAGE 19>

Company acquired all of the outstanding stock of Shanahan, McGrath & Bradley, Inc. This transaction was accounted for as a pooling-of-interests; however, the financial statements for all prior periods were not restated due to the immaterial nature of the transaction.

     Contingent commissions may be paid to the Company by insurance carriers based upon the volume and profitability of the business placed with such carriers by the Company and are generally received in the first quarter of each year. In the last three years, contingent commissions have represented 3.2% to 4.7% of total revenues.

     Fee revenues are generated principally by the Service Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. Florida's legislative reform of workers' compensation insurance, as well as certain market factors, have resulted in increased competition in this service sector. In response to the increased competition, the Company has offered value-added services that enabled it to increase 1997 fee revenue over that recognized in 1996. For the past three years, service fee revenues have ranged from 9.8% to 10.6% of total commissions and fees.

     Investment income consists primarily of interest earnings on premiums and advance premiums collected and not immediately remitted to insurance carriers, with such funds being held in a fiduciary capacity. Investment income also includes gains and losses realized from the sale of investments, although in 1996 and 1995, such sales were minimal and realized gains and losses were immaterial. In 1997, investment income included a $303,000 realized gain from the sale of the CompanyOs investment in Fort Brooke Bank. The Company's policy is to invest its available funds in high-quality, short-term fixed income investment securities.

     The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

Results of operations for
the years ended December 31, 1997, 1996 and 1995

Commissions and Fees

Commissions and fees increased 9% in 1997, 12% in 1996 and 6% in 1995. Excluding the effect of acquisitions, commissions and fees increased 6% in 1997, 4% in 1996 and 3% in 1995. The 1997 results reflect an increase in commissions for all of the Company's operating divisions, mainly through new business growth. In general, property and casualty insurance premium prices declined in 1997; however, certain segments and industries had some increases in insurable exposure units during 1997.

Investment Income

Investment income increased to $4,085,000 in 1997 compared to $3,230,000 in 1996 and $3,733,000 in 1995. This increase is primarily due to higher levels of invested cash and increases in interest rate returns. Additionally, the 1997 results included a $303,000 gain from the sale of the Company's investment in Fort Brooke Bank.

Other Income

Other income consists primarily of gains and losses from the sale and disposition of assets. During 1997, gains on the sale of customer accounts were $646,000 compared to $997,000 in 1996 and $590,000 in 1995.

<PAGE 20>

Employee Compensation & Benefits

Employee compensation and benefits increased approximately 8% in 1997, 10% in 1996 and 5% in 1995. Without acquisitions, employee compensation and benefits increased 6% in 1997, 5% in 1996 and 1% in 1995. Employee compensation and benefits as a percentage of total revenue was 50% in 1997, down from 51% in 1996 and 52% in 1995. As of December 31, 1997, the Company had 1,082 full-time equivalent employees compared to 1,075 at the beginning of the year. The increase in personnel in 1997 is related to acquisitions. The 1997 increase in compensation and employee benefits of $4,670,000 is primarily attributable to the additional commission expense as a result of the increased commission revenue.

Other Operating Expenses

Other operating expenses increased 4% in 1997, 11% in 1996, and remained constant in 1995. Without acquisitions, operating expenses increased 1% in 1997 and 6% in 1996, and decreased 3% in 1995. Other operating expenses as a percentage of total revenues decreased to 21% in 1997 from 22% in 1996 and 1995.

Interest and Amortization

Interest and amortization increased $262,000, or 5%, in 1997 and $703,000, or 14%, in 1996 and decreased $580,000, or 10%, in
1995. The increase in 1997 is due primarily to the write-off of the remaining intangible assets related to a terminated agreement totaling $670,000.

Income Taxes

The effective tax rate on income from operations was 38.7% in 1997, 39.0% in 1996 and 36.6% in 1995. The lower effective tax rate in 1995 is primarily due to the effect of recording a $451,000 reduction to the general tax reserves as a result of reaching a settlement with the Internal Revenue Service ("Service") on the Service's outstanding examination issues (see below for detailed discussion of this adjustment).

     In 1992, the Service completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990 and issued Reports of Proposed Adjustments asserting income tax deficiencies. The disputed items related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000.
In addition, the Service's report included a dispute regarding the time at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes.

     In 1994 and 1995, the Company reached agreements with the Service on all disputed items. These agreements resulted in payments that reduced the reserve by approximately $349,000. After considering these reductions, the Company recorded a $451,000 reduction in the general tax reserve which was recorded as a reduction to the 1995 income tax provision.

Liquidity and Capital Resources

The Company's cash and cash equivalents
of $47,726,000 at December 31, 1997, increased $15,940,000 from the December 31, 1996 balance of $31,786,000. During 1997, cash of $33,027,000 was provided from operating activities, proceeds of $452,000

<PAGE 21>

from sales of fixed assets and customer accounts, proceeds from the sale of investments of $557,000 and proceeds of $1,044,000 from the exercise of stock options and issuances of common stock. Cash was used during 1997 primarily for payments on long-term debt and notes payable of $2,611,000, additions to fixed assets of $2,713,000, purchases of investments of $253,000, acquisitions of businesses of $3,067,000, repurchase of common stock of $5,860,000 and dividend payments of $4,636,000.

     The Company's cash and cash equivalents of $31,786,000 at December 31, 1996 increased $3,436,000 from the December 31, 1995 balance of $28,350,000. During 1996, cash of $28,621,000 was provided from operating activities, proceeds of $984,000 from sales of fixed assets and customer accounts, proceeds of $1,118,000 from sales of investments, and proceeds of $748,000 from the exercise of stock options and issuances of common stock.
Cash was used during 1996 primarily for payments on long-term debt of $4,223,000, additions to fixed assets of $4,630,000, purchases of investments of $881,000, acquisitions of businesses of $12,254,000, repurchase of common stock of $1,802,000 and dividend payments of $4,245,000.

     The Company's cash and cash equivalents of $28,350,000 at December 31, 1995 increased $5,165,000 from the December 31, 1994 balance of $23,185,000. During 1995, primary sources of cash were $21,208,000 from operating activities, $1,469,000 from sales of fixed assets and customer accounts, and $106,000 from the exercise of stock options and issuances of common stock. Cash was used during 1995 primarily for payments on long-term debt of $2,132,000, additions to fixed assets of $5,321,000, purchases of investments of $1,208,000, acquisitions of businesses of $6,005,000 and dividend payments of $4,149,000.

     The Company's current ratio was 1.14 to 1.0, 1.06 to 1.0 and
1.13 to 1.0 as of December 31, 1997, 1996 and 1995, respectively.
The increase in the ratio at December 31, 1997 was primarily the result of increased cash.

     In 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus 0.50%. On borrowings under this facility equal to or in excess of $1,000,000, the interest rate is LIBOR plus 0.50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of 0.25% per annum on the unused balance. The facility expires in November 1998. No borrowings were outstanding against this line of credit as of December 31, 1997 and 1996. Borrowings would be secured by substantially all the assets of the Company, subject to existing or permitted liens.

     The Company has a credit agreement with a major insurance company under which $4,000,000 (the maximum amount available for borrowings) was borrowed at December 31, 1997 at an interest rate equal to the prime rate plus 1%. The amount available under this facility decreases by $1,000,000 each August through the year 2001, when it will expire.

     The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 1998. Additionally, the Company believes that funds generated from future operations will be sufficient to satisfy its normal financial needs, including the required annual principal payments of its long-term debt and any potential future tax liability.

<PAGE 22>

Consolidated Statements of Income

                                             Year ended December 31,
(in thousands, except per
  share data)                             1997          1996           1995
Revenues
Commissions and fees                     $124,365      $114,378      $101,998
 Investment income                          4,085         3,230         3,733
 Other income                                 741         1,072           634
     Total revenues                       129,191       118,680       106,365

EXPENSES
Employee compensation and benefits         65,067        60,397        55,073
Other operating expenses                   26,509        25,522        22,951
Interest and amortization                   5,977         5,715         5,012
     Total expenses                        97,553        91,634        83,036

Income before income taxes                 31,638        27,046        23,329
Income taxes                               12,251        10,548         8,530
Net income                               $ 19,387      $ 16,498      $ 14,799
Basic and diluted earnings per share     $   2.22      $   1.90      $   1.70
Weighted average number of shares
  outstanding                               8,725        8,683          8,699


See notes to consolidated financial statements.

<PAGE 23>

Consolidated Balance Sheets

                                                         December 31,
(in thousands, except per share data)             1997                1996

ASSETS
Cash and cash equivalents                      $ 47,726             $ 31,786
Short-term investments                            1,299                1,087
Premiums, commissions and fees receivable        62,148               62,940
Other current assets                              6,507                7,307
     Total current assets                       117,680              103,120

Fixed assets, net                                11,863               12,085
Intangibles, net                                 49,593               50,167
Investments                                      11,480               11,288
Other assets                                      3,513                3,083
     Total assets                              $194,129             $179,743

LIABILITIES
Premiums payable to insurance companies        $ 74,598             $ 73,570
Premium deposits and credits due customers        7,035                7,329
Accounts payable and accrued expenses            15,826               11,130
Current portion of long-term debt                 5,339                5,365
     Total current liabilities                  102,798               97,394

Long-term debt                                    4,093                5,300
Deferred income taxes                             3,951                3,603
Other liabilities                                 6,145                6,160
     Total liabilities                          116,987              112,457

SHAREHOLDERS' EQUITY
Common stock, par value $0.10 per share;
  authorized 18,000 shares; issued 8,738
  shares at 1997 and 8,656 shares at 1996           874                  866
Additional paid-in capital                         -                   1,671
Retained earnings                                69,524               58,238
Net unrealized appreciation of
  available-for-sale securities, net of tax
  effect of $4,312 at 1997 and $4,163 at 1996     6,744                6,511
   Total shareholders' equity                    77,142               67,286
   Total liabilities and shareholders' equity  $194,129             $179,743


See notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)

                Common Stock       Additional          Net Unrealized
                                   Paid-in   Retained   Appreciation
                  Shares  Amount   Capital   Earnings  (Depreciation)  Total
Balance,
 January 1, 1995  8,635  $864      $2,241    $35,660    $5,341         $44,106
Net income                                    14,799                    14,799
Acquired and
 issued for stock
 option plans and
 employee stock
 purchase plans     47     4         318        (216)                      106
Tax benefit from
 sale of option
 shares by
 employees                            55                                    55
Net decrease in
 unrealized
 appreciation of
 available-for-
 sale securities                                          (505)          (505)
Cash dividends
 paid ($0.48 per
 share)                                       (4,149)                  (4,149)

BALANCE,
 DECEMBER 31,
  1995         8,682   868       2,614        46,094      4,836        54,412
Net income                                    16,498                   16,498
Acquired and
 issued for
 stock option
 plans and
 employee
 stock
 purchase
 plans          (26)  (2)         (943)        (109)                   (1,054)
Net increase
 in unrealized
 appreciation
 of available-
 for-sale securities                                     1,675          1,675
Cash dividends
 paid ($0.49 per
 share)                                      (4,245)                   (4,245)

BALANCE,
 DECEMBER 31,
 1996         8,656 866         1,671        58,238     6,511          67,286
Net income                                   19,387                    19,387
Acquired and
 issued for
 stock option
 plans and
 employee
 stock
 purchase
 plans          57   6        (1,693)       (3,129)                    (4,816)
Shares
 issued in
 acquisition    25   2            22          (336)                      (312)
Net increase
 in unrealized
 appreciation
 of available-
 for-sale securities                                            233       233
Cash dividends paid
 ($0.53 per share)                            (4,636)                  (4,636)

BALANCE,
 DECEMBER 31,
 1997       8,738 $874      $  -             $69,524         $6,744  $ 77,142


See notes to consolidated financial statements.

<PAGE 25>

Consolidated Statements of Cash Flows

                                                 Year ended December 31,
(in thousands)                              1997         1996        1995

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                 $ 19,387     $ 16,498     $ 14,799
Adjustments to reconcile net income to
 net cash provided by operating activities:
     Depreciation and amortization            8,051       7,471         6,487
     Provision for doubtful accounts            -          (100)           31
     Deferred income taxes                      199         966        (2,191)
     Net gains on sales of investments,
      fixed assets and customer accounts       (962)     (1,001)         (537)
     Premiums, commissions and fees
        receivable decrease (increase)          823      (6,287)          200
     Other assets decrease (increase)           570        (699)          235
     Premiums payable to insurance companies
       increase                                 607       8,982         1,393
     Premium deposits and credits due
       customers (decrease) increase           (294)      1,259          (900)
     Accounts payable and accrued expenses
      increase                                4,696       1,713         1,115
     Other liabilities (decrease) increase      (50)       (181)          576
Net cash provided by operating activities    33,027      28,621        21,208

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to fixed assets                    (2,713)    (4,630)        (5,321)
Payments for businesses acquired, net of
  cash acquired                              (3,067)   (12,254)        (6,005)
Proceeds from sales of fixed assets and
  customer accounts                             452        984          1,469
Purchases of investments                       (253)      (881)        (1,208)
Proceeds from sales of investments              557      1,118            642
Net cash used in investing activities        (5,024)   (15,663)       (10,423)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt                   (2,611)    (4,223)        (2,132)
Proceeds from long-term debt                   -           -              500
Exercise of stock options and issuances
 of stock                                     1,044        748            106
Purchases of stock                           (5,860)    (1,802)           -
Tax benefit from sale of option shares
 by employees                                  -           -               55
Cash dividends paid                          (4,636)    (4,245)        (4,149)
Net cash used in financing activities       (12,063)    (9,522)        (5,620)

Net increase in cash and cash equivalents    15,940      3,436          5,165
Cash and cash equivalents at beginning of
 year                                        31,786     28,350         23,185
Cash and cash equivalents at end of year    $47,726    $31,786        $28,350


See notes to consolidated financial statements.

<PAGE 26>

Notes to Consolidated Financial Statements

Note 1  Summary of Significant Accounting Policies

Nature of Operations

Poe & Brown, Inc. (the "Company") is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. The Company's business is divided into five divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the Professional Programs Division, which develops and administers property and casualty insurance solutions for professionals nationwide; the Commercial Programs Division, which serves individual large accounts of commercial groups and trade associations, providing primarily property and casualty and employee benefits coverage; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Poe & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

Revenue Recognition

Commissions relating to the brokerage and agency activity whereby the Company has primary responsibility for the collection of premiums from insureds are generally recognized as of the latter of the effective date of the insurance policy or the date billed to the customer. Commissions to be received directly from insurance companies are generally recognized when the amounts are determined. Subsequent commission adjustments, such as policy endorsements, are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions from insurance companies are recognized when received. Fee income is recognized as services are rendered.

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

<PAGE 27>


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

     Net unrealized gains reported in shareholders' equity were $6,744,000 at December 31, 1997, $6,511,000 at December 31, 1996
and $4,836,000 at December 31, 1995, net of deferred income taxes of $4,312,000, $4,163,000 and $3,027,000, respectively. The Company owned 559,970 shares of Rock-Tenn Company common stock at December 31, 1997 and 1996 which have been classified as non-current, available-for-sale securities. The Company has no current plans to sell these shares.

Fixed Assets

Fixed assets are stated at cost. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation has been provided using principally the straight-line method over the estimated useful lives of the related assets, which range from three to 10 years. Leasehold improvements are amortized on the straight-line method over the term of the related leases.

Intangibles

Intangible assets are stated at cost less accumulated amortization and principally represent purchased customer accounts, non-compete agreements, purchased contract agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of costs over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 15 to 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.

<PAGE 28>

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

Net Income Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." The new standard simplifies the computation of earnings per share (EPS) and increases comparability to international standards. Under SFAS No. 128, primary EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     Effective January 1, 1997, the Company adopted SFAS No. 128.
All prior-period EPS information is required to be restated. The
Company's basic and fully diluted EPS for the years ended
December 31, 1997, 1996 and 1995 computed under SFAS No. 128 are not different than previously computed.

Note 2  Mergers

On August 1, 1997, the Company issued 25,471 shares of its common stock for all of the outstanding stock of Shanahan, McGrath & Bradley, Inc., an Arizona corporation. This acquisition has been accounted for as a pooling-of-interests; however, due to the immaterial nature of the transaction, the Company's consolidated financial statements have not been restated for all periods prior to the transaction. The results of operations of the acquired company from the period January 1, 1997 through the date of the acquisition have been combined with those of the Company. The separate company operating results of Shanahan, McGrath & Bradley, Inc. for periods prior to the acquisition are not material to the Company's consolidated operating results.

     Effective March 1, 1995, the Company issued 146,300 shares of its common stock in exchange for all of the partnership interest in Insurance West, a Phoenix, Arizona general insurance agency. The merger has been accounted for as

<PAGE 29>

a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial positions and cash flows of Insurance West. The individual company operating results of Insurance West prior to the date of the merger are not material to the CompanyOs consolidated operating results.

Note 3  Acquisitions

During 1997, the Company acquired three general insurance agencies and several books of business (customer accounts), which were accounted for as purchases. The total cost of these acquisitions was $4,945,000, including $3,067,000 of cash payments and notes payable of $1,878,000. The total purchase price was assigned to purchased customer accounts and other intangible assets.

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

     Additional or return consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangibles when the contingency occurs. Contingency payments totaling $154,000 were made in 1997. There were no contingency payments made during 1996 or 1995. As of December 31, 1997, the maximum future contingency payments related to the 1997 and 1996 acquisitions totaled $1,728,000.

     The results of operations of the acquired companies have been included in the consolidated financial statements from their respective acquisition dates. Pro forma results of operations of the Company for the years ended December 31, 1997, 1996, and 1995, including 1997, 1996 and 1995 acquisitions as though they occurred on January 1, 1997, 1996 and 1995, respectively, were not materially different from the results of operations as reported.

Note 4  Investments

Investments at December 31 consisted of the following:          1997
                                                            Carrying Value
(in thousands)                                          Current   Non-current
Available-for-sale marketable equity securities         $    62    $ 11,480
Nonmarketable equity securities and certificates
 of deposit                                               1,237         -
Total investments                                       $ 1,299    $ 11,480

<PAGE 30>

Investments at December 31 consisted of the following:          1996
                                                           Carrying Value
(in thousands)                                          Current   Non-current

Available-for-sale marketable equity securities         $   78    $ 11,059
Nonmarketable equity securities and certificates of
  deposit                                                1,009         229
Total investments                                       $1,087    $ 11,288

The following summarizes available-for-sale securities at December 31:

                                        Gross        Gross
(in thousands)                        Unrealized   Unrealized     Estimated
                              Cost       Gains       Losses      Fair Value

Marketable Equity Securities:
1997                          $ 486  $ 11,057      $   1         $ 11,542
1996                          $ 516  $ 10,637      $  16         $ 11,137

In 1997, proceeds from sales of available-for-sale securities totaled $557,000, resulting in gross realized gains and losses of $349,000 and ($23,000), respectively. Proceeds from sales of available-for-sale securities totaled $1,118,000 in 1996, resulting in gross realized gains and losses of $91,300 and ($71,700), respectively. In 1995, proceeds from sales of available-for-sale securities totaled $329,000, resulting in gross realized gains and losses of $42,000 and ($41,000), respectively.

     Cash, cash equivalents, investments, premiums and commissions receivable, premiums payable to insurance companies, premium deposits and credits due customers, accounts payable and accrued expenses, and current and long-term debt are considered financial instruments. The carrying amount for each of these items at December 31, 1997 approximates its fair value.

Note 5  Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)                               1997            1996


Furniture, fixtures, and equipment           $ 25,708       $ 23,766
Land, buildings, and improvements                 262            262
Leasehold improvements                          1,009            926
                                             $ 26,979       $ 24,954
Less accumulated depreciation and
  amortization                                 15,116         12,869
                                             $ 11,863       $ 12,085

     Depreciation and amortization expense amounted to $2,924,000 in 1997, $2,697,000 in 1996, and $2,352,000 in 1995.


<PAGE 31>

Note 6  Intangibles

Intangibles at December 31 consisted of the following:


(in thousands)                          1997           1996

Purchased customer accounts             $ 54,414    $ 49,985
Non-compete agreements                    11,772      11,722
Goodwill                                  20,189      20,189
Purchased contract agreements              1,143       1,102
                                          87,518      82,998
Less accumulated amortization             37,925      32,831
                                        $ 49,593    $ 50,167


     Amortization expense amounted to $5,127,000 in 1997, $4,774,000 in 1996, and $4,135,000 in 1995.

Note 7  Long-Term Debt

Long-term debt at December 31 consisted of the following:


(in thousands)                          1997           1996


Long-term credit agreement              $  4,000       $  5,000
Notes payable from treasury stock
 purchases                                   879          1,162
Acquisition notes payable                  4,452          4,351
Other notes payable                          101            152
                                           9,432         10,665
Less current portion                       5,339          5,365
Long-term debt                          $  4,093       $  5,300


     In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided $10,000,000 at an interest rate equal to the prime rate plus 1% (9.5% at December 31, 1997). The amount of available credit decreases by $1,000,000 each August through the year 2001, when it will expire. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

     In 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus 0.50%. On borrowings under this facility equal to or in excess of $1,000,000,


<PAGE 32>
the interest rate is LIBOR plus 0.50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of 0.25% per annum on the unused balance. The facility expires in November 1998. No borrowings were outstanding against this line of credit as of December 31, 1997 and 1996. Borrowings would be secured by substantially all the assets of the Company, subject to existing or permitted liens.

     Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from calendar years ending 1999 to 2001. These notes have been discounted at effective yields ranging from 7.9% to 8.75% for presentation in the consolidated financial statements.

     Acquisition notes payable represent debt incurred to former owners of certain agencies acquired in 1997, 1996 and 1995. These notes, including future contingent payments, are payable in monthly and annual installments through 1999, including interest ranging from 5% to 6%.

     Maturities of long-term debt for succeeding years are $5,339,000 in 1998, $1,566,000 in 1999, $1,388,000 in 2000 and
$1,139,000 in 2001.

     Interest expense included in the consolidated statements of income was $850,000 in 1997, $941,000 in 1996 and $877,000 in
1995.

Note 8  Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2005. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1997, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:


Year ended December 31,               (in thousands)
1998                                  $    4,255
1999                                  $    4,191
2000                                  $    3,701
2001                                  $    3,117
2002                                  $    2,852
Thereafter                            $    4,821
Total minimum future lease payments   $    22,937


     Rental expense in 1997, 1996 and 1995 for operating leases totaled $5,130,000, $5,108,000 and $4,785,000, respectively.

     The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material effect on the Company's financial condition or results of operations.

<PAGE 33>

Note 9  Income Taxes

At December 31, 1997, the Company had net operating loss carryforwards of $409,000 for income tax reporting purposes that expire in the years 1998 through 2002. These carryforwards were derived from agency acquisitions by the Company beginning in 1985. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax assets related to these carryforwards.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.
Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:


(in thousands)                              1997          1996
Deferred tax liabilities:
     Fixed assets                           $ 1,350       $  975
     Net unrealized appreciation of
      available-for-sale securities           4,312        4,163
     Installment sales                           24          108
     Prepaid insurance and pension              746          833
     Intangible assets                          251          368
Total deferred tax liabilities                6,683        6,447
Deferred tax assets:
     Deferred compensation                    1,568        1,386
     Accruals and reserves                      773          965
     Net operating loss carryforwards           159          261
     Other                                      270          270
     Valuation allowance for deferred
         tax assets                             (38)         (38)
Total deferred tax assets                     2,732        2,844
Net Deferred Tax Liabilities                $ 3,951      $ 3,603

<PAGE 34>

     Significant components of the provision (benefit) for income taxes are as follows:

(in thousands)                               1997       1996        1995
Current:
     Federal                                 $10,332    $ 8,281     $ 9,374
     State                                     1,720      1,301       1,347
Total current provision                       12,052      9,582      10,721
Deferred:
     Federal                                     179        809      (2,037)
     State                                        20        157        (154)
Total deferred (benefit) provision               199        966       (2,191)
Total tax provision                          $12,251    $10,548      $ 8,530

     A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:


                                              1997         1996       1995
Federal statutory tax rate                    35.0%        35.0%      35.0%
State income taxes, net of federal
  income tax benefit                           3.5          3.3        3.5
Interest exempt from taxation and
  dividend exclusion                          (0.8)        (0.5)      (0.4)
Non-deductible goodwill amortization           0.4          0.6        0.7
Internal Revenue Service examination           --            --       (1.9)
Other, net                                     0.6          0.6       (0.3)
Effective tax rate                            38.7%        39.0%      36.6%


     Income taxes payable were $178,000 at December 31, 1997, and income taxes receivable were $645,000 at December 31, 1996, and are reported as a component of accounts payable and accrued expenses and other current receivables, respectively.

     In 1992, the Internal Revenue Service ("Service") completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990 and issued Reports of Proposed Adjustments asserting income tax deficiencies. The disputed issues related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000. In addition, the Service's report included a dispute regarding the timing at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes.

<PAGE 35>

     In 1994 and 1995, the Company reached a settlement with the Service on all disputed items. The agreement resulted in the payment of approximately $349,000, which reduced the recorded reserve. As such, with all disputed items settled, the Company recorded a $451,000 reduction in the general tax reserve, which is recorded as a reduction to the 1995 current income tax provision.

Note 10  Employee Benefit Plans

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

     The plan's funded status and amounts recognized in the Company's consolidated balance sheets are as follows:

                                                          December 31,
(in thousands)                                         1997        1996

Actuarial present value of benefit obligations:
Accumulated benefit obligations, including vested
 benefits of $2,475 in 1997 and $2,524 in 1996         $ (2,475)   $ (2,524)
Projected benefit obligations for service rendered
 to date                                               $ (2,475)   $ (2,524)
Plan assets at fair value, principally consisting
  of a group annuity contract                             2,605       2,667
Excess of plan assets over projected benefit
 obligations                                                130         143
Unrecognized net excess of plan assets under
 previously accrued but unfunded pension costs,
 to be amortized                                            494         572
Net prepaid pension costs                              $    624    $    715


     The following assumptions were used in determining the actuarial present value of the benefit obligations and pension costs for the years ended December 31, 1997, 1996 and 1995: discount rate of 7.5%; long-term rate for compensation increase of 3.5%; and long-term rate of return on plan assets of 6.5% for 1997 and 8.0% for 1995 and 1996.

<PAGE 36>

     Pension costs included in the CompanyOs consolidated statements of income are comprised of the following:

                                               Year ended December 31,
(in thousands)                          1997          1996           1995
Service cost                            $   40        $   36         $  63
Interest cost                              192           177           215
Actual return on assets                   (173)          (83)         (318)
Net amortization and deferral               31           (97)          166
Net pension cost                        $   90        $   33         $ 126


     The Company has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, the Company provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $1,753,000 in 1997, $1,510,000 in 1996 and $1,334,000 in 1995.

Note 11  Stock-Based Compensation and Incentive Plans

Stock Option Plans

The Company has adopted stock option plans which provide for the granting of options to purchase shares of the Company's stock to key employees who contribute materially to the success and profitability of the Company. The Company accounts for these plans under Accounting Principles Board Opinion No. 25 (OAPB
25O), under which no compensation expense has been recognized. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (OSFAS 123O), which is effective for fiscal years beginning after December 15, 1995. SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro-forma disclosures are required only for options granted subsequent to December 31, 1994. The Company granted no options in 1995, 1996 or 1997.


<PAGE 37>

     Under its stock option plans, the Company may grant future options for up to 285,745 shares of the Company's stock to employees and directors. Options previously granted under the plans equaled the market price of the stock at the date of grant and vest over a five-year period. The following schedule summarizes the stock option transactions from 1995 through 1997 pertaining to these plans:


                             Number of Option Shares    Per Share Option Price
Outstanding, January 1, 1995       86,380                   $    7.60
     Exercised                    (60,399)                       7.60
     Canceled                     (10,601)                       7.60
Outstanding, December 31, 1995     15,380                        7.60
     Exercised                     (9,323)                       7.60
Outstanding, December 31, 1996      6,057                        7.60
     Exercised                     (5,729)                       7.60

Outstanding, December 31, 1997        328                   $    7.60


     All of the 328 options outstanding at December 31, 1997 have a remaining contractual life of 1 year and are fully-vested and exercisable.

Employee Stock Purchase Plan

The Company has adopted an employee stock purchase plan ("the Stock Purchase Plan"), which allows for substantially all employees to subscribe to purchase shares of the Company's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. The total number of shares available for issuance under the Stock Purchase Plan as of December 31, 1997, was 250,000. As of December 31, 1997, 43,007 shares remained authorized and reserved for future issuance under this Plan.

     The Company accounts for the Stock Purchase Plan under APB 25, under which no compensation expense has been recognized. Had compensation expense for the Stock Purchase Plan been determined consistent with SFAS 123, it would have had an immaterial effect on the Company's net income and earnings per share for the years ended December 31, 1997, 1996 and 1995.

<PAGE 38>

Stock Performance Plan

Effective January 1, 1996, the Company adopted a stock performance plan, under which up to 400,000 shares of the Company's stock ("Performance Stock") may be awarded to key employees contingent on the employees' years of service with the Company and other criteria established by the Company's Compensation Committee. Shares must be granted, awarded and vested before participants take full title to Performance Stock. Of the grants currently outstanding, specified portions will be awarded based on increases in the market value of the Company's common stock from the initial price specified by the Company. Awards vest on the earlier of: (i) 15 years of continuous employment with the Company from the date shares are granted to the participant; (ii) attainment of age 64; (iii) death or disability of the participant. Dividends are paid on awarded and unvested Performance Stock and participants may exercise voting privileges on such shares. At December 31, 1997, 248,520 shares had been granted under the plan at initial stock prices ranging from $22.75 to $27.50. As of December 31, 1997, 1,200 shares had been awarded. The compensation element for Performance Stock is equal to the fair market value of the shares at the date of award and is expensed over the vesting period. Compensation expense related to this Plan totaled $175,000 in 1997.

Note 12  Supplemental Disclosures of Cash Flow Information

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:


                                               Year ended December 31,
(in thousands)                            1997        1996         1995

Unrealized appreciation (depreciation)
 of available-for-sale securities
 net of tax effect of $149 for 1997,
 $1,136 for 1996 and $(317) for 1995     $  233       $  1,675     $  (505)
Notes payable issued for purchased
  customer accounts                       1,878          6,074       1,535
Notes received on the sale of fixed
  assets and customer accounts              187            280         -
Cash paid during the year for:
     Interest                               603            891         896
     Income taxes                        11,193         10,609       9,107


Note 13  Business Concentrations

Substantially all of the Company's premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. The Company, as broker and agent, typically collects premiums, retains its commission, and remits the balance to the insurance companies. A significant portion of business written by the Company is for customers located in Florida. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Florida could have a material adverse effect on the CompanyOs business, although no such conditions have been encountered in the past.

     For the years ended December 31, 1997 and 1996, approximately 20% and 22%, respectively, of the Company's revenues were from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes alternative insurance companies are available to underwrite the business, although some additional expense and loss of market share would at least initially result. No other insurance company accounts for as much as five percent of the CompanyOs revenues.

Note 14  Reinsurance Indemnity

Whiting National Insurance Company ("Whiting"), the Company's former risk-bearing subsidiary, ceased underwriting operations in early 1985, and in 1988 entered into liquidation under the supervision of the New York State Insurance Department
("Department"). Since then, the handling of Whiting's affairs has been the responsibility of the Department.

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

<PAGE 40>

Report of Independent Certified
Public Accountants

To the Board of Directors of Poe & Brown, Inc.

We have audited the accompanying consolidated balance sheets of Poe & Brown, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poe & Brown, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Orlando, Florida
January 19, 1998