Form 10-K, Exhibit 13
period 1998-12-31
POE & BROWN INC
filed 1999-03-15
CIK 79282

<PAGE 1>
                                Exhibit 13

          Portions of Poe & Brown's 1998 Annual Report to Shareholders

                                 Financial Highlights

                                                						Year ended December 31,

(in thousands, except per share data)(1)

                                	Percent
                        	1998	   Increase	1997	     1996      	1995	     1994

Commissions and fees(2)	$150,443	  12.9	 $133,249	 $123,544	$110,912  $104,830

Total revenues(3)	      $153,791	  11.0	 $138,607	 $128,161	$115,631	 $110,731

Total expenses	         $116,306	   7.5	 $108,147	 $100,799	$ 91,847	 $ 89,422

Income before taxes	    $ 37,485	  23.1	 $ 30,460	 $ 27,362	$ 23,784	 $ 21,309

Net income (3,4)	       $ 23,053   23.5 	$ 18,666	 $ 16,767	$ 15,285	 $ 14,238

Net income per share(1)	$   1.72	  22.9	 $   1.40	 $   1.26	$   1.15  $   1.07

Weighted average number
 of shares outstanding 	  13,431	          13,367 	  13,304	  13,328	   13,284

Dividends declared per
 share	                  $0.4100	  16.0	 $ 0.3533	 $0.3267	  $0.3200	 $ 0.2800

Total assets	            $230,513  12.7	 $204,529	 $188,114	 $160,141	$150,480

Long-term debt	          $ 17,207	175.0	 $ 6,257	  $  5,401	 $  7,409	$  8,091

Shareholders' equity(5)	 $ 84,208	 10.4	 $ 76,230	 $ 67,091	 $ 54,259 $ 44,327


(1)	All share and per-share information has been restated to give effect to the three-for-two common stock split, which became effective
    February 27, 1998. Prior years' results have been restated to reflect the stock acquisitions of Insurance West in 1995 and Daniel-James in 1998.

(2)	See Notes 2 and 3 to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.

(3)	During 1994, the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company for $2,314,000, resulting in a net after-tax gain of $1,342,000, or $0.1067 per share.

<PAGE 2>

(4)	During 1995 and 1994, the Company reduced its general tax reserves by
    $451,000 and $700,000, or $0.0333 and $0.0533 per share, respectively, as a result of reaching a settlement with the Internal Revenue Service on certain examination issues.

(5)	Shareholders' equity as of December 31, 1998, 1997, 1996, and 1995 included net increases of $5,540,000, $6,744,000, $6,511,000 and
    $4,836,000, respectively, as a result of the Company's application of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."


                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    In April of 1993, Poe & Associates, Inc., headquartered in Tampa, Florida, merged with Brown & Brown, Inc., headquartered in Daytona Beach, Florida, forming Poe & Brown, Inc. (the "Company"). Since that merger, the Company's operating results have steadily improved. The Company achieved pre-tax income from operations of $37,485,000 in 1998 compared to $30,460,000 in 1997 and $27,362,000 in 1996. Pre-tax income as a percentage of total revenues was 24.4% in 1998, 22.0% in 1997 and 21.3% in 1996. This
upward trend is primarily the result of the Company's achievement of revenue growth and operating efficiency improvements.

     The Company's revenues are comprised principally of commissions paid by insurance companies, fees paid directly by clients and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the volume of premiums written by such underwriters. These premium rates are established by insurance companies based upon many factors, none of which is controlled by the Company. Beginning in 1986 and continuing through 1998, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for expanding market share. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," has generally resulted in flat to reduced commissions on renewal business. The possibility of rate increases in 1999 is unpredictable.


     Revenues are further impacted by the development of new and existing proprietary

<PAGE 3>

programs, fluctuations in insurable exposure units and the volume of business from new and existing clients, and changes in general economic and competitive conditions. For example, stagnant rates of inflation in recent years have generally limited the increases in insurable exposure units such as property values, sales and payroll levels. Conversely, the increasing trend in litigation settlements and awards has caused some clients to seek higher levels of insurance coverage. Still, the Company's revenues continue to grow through quality acquisitions, intense initiatives for new business and development of new products, markets and services. The Company anticipates that results of operations for 1999 will continue to be influenced by these competitive and economic conditions.

     On April 14, 1998, the Company acquired Daniel-James Insurance Agency, Inc. and Becky-Lou Realty Limited, through an exchange of shares. This transaction has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the acquisition to include the results of operations, financial positions and cash flows of the acquired entities.

     During 1998, the Company acquired the assets of 19 general insurance agencies, several books of business (customer accounts) and the outstanding shares of one general insurance agency. Each of these transactions was accounted for as a purchase.

     During 1997, the Company acquired three general insurance agencies and several books of business which were accounted for as purchases. On
August 1, 1997, the Company acquired all of the outstanding stock of Shanahan, McGrath & Bradley, Inc. This transaction was accounted for as a pooling-of-interests; however, the financial statements for all prior periods were not restated due to the immaterial nature of the transaction.

     Contingent commissions may be paid to the Company by insurance carriers based upon the volume and profitability of the business placed with such carriers by the Company and are primarily received in the first quarter of each year. In the last three years, contingent commissions have represented between 3.7% and 4.8% of total revenues.

     Fee revenues are generated principally by the Service Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. Florida's legislative reform of workers' compensation insurance, as well as certain market factors, has resulted in increased competition in this service sector. In response to the increased competition, the

<PAGE 4>

Company has offered value-added services that enabled it to increase 1998 fee revenue over that recognized in 1997. For the past three years, service fee revenues have generated an average of 9.3% of total commissions and fees.

     Investment income consists primarily of interest earnings on premiums and advance premiums collected and not immediately remitted to insurance carriers, with such funds being held in a fiduciary capacity. Investment income also includes gains and losses realized from the sale of investments. In 1998, investment income included a $165,000 realized gain from the sale of the Company's investments in AmSouth Bancorporation and United States Filter Corporation, while in 1997, investment income included a $303,000 realized gain from the sale of the Company's investment in Fort Brooke
Bank. In 1996, such sales were minimal and realized gains and losses were immaterial. The Company's policy is to invest its available funds in high-quality, short-term fixed income investment securities. The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

RESULTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 1998, 1997 AND 1996

Commissions and Fees

Commissions and fees increased 13% in 1998, 8% in 1997 and 11% in 1996. Excluding the effect of acquisitions, commissions and fees increased 2% in 1998, 6% in 1997 and 4% in 1996. The 1998 results reflect an increase in commissions for all of the Company's operating divisions, mainly through new business growth. In general, property and casualty insurance premium prices declined in 1998, which was primarily responsible for the slower growth rate; however, certain segments and industries had some increases in insurable exposure units during 1998.

Investment Income

Investment income decreased to $3,308,000 in 1998 compared to $4,214,000 in 1997 and $3,371,000 in 1996. This decrease is primarily due to lower levels of invested cash.

<PAGE 5>
Additionally, the 1997 results included a $303,000 gain from the sale of the Company's investment in Fort Brooke Bank.


Other Income

Other income consists primarily of gains and losses from the sale and disposition of assets. During 1998, losses on the sale of customer accounts were $115,000 compared to gains of $646,000 in 1997 and $997,000 in 1996. The loss in 1998 is due primarily to the disposition of the Company's Charlotte, North Carolina operation.

Employee Compensation & Benefits

Employee compensation and benefits increased approximately 10% in 1998, 8% in 1997 and 9% in 1996. Employee compensation and benefits as a percentage of total revenue was 51% in 1998, down from 52% in 1997 and 1996. As of December 31, 1998, the Company had 1,370 full-time equivalent employees, compared to 1,176 at the beginning of the year. The increase in personnel in 1998 is primarily as a result of acquisitions. The 1998 increase in compensation and employee benefits of $7,319,000 is primarily attributable to the addition of new employees as a result of acquisitions.

Other Operating Expenses

Other operating expenses increased 3% in 1998, 6% in 1997, and 10% in 1996. Other operating expenses as a percentage of total revenues decreased to 20% in 1998 from 21% in 1997 and 22% in 1996.

Interest and Amortization

Interest expense decreased $401,000, or 42%, in 1998, and $11,000, or 1%, in 1997. Interest expense increased $35,000, or 4%, in 1996. The decrease in 1998 is due primarily to the payment of acquisition-related notes payable in early 1998.

Amortization expense increased $218,000, or 4%, in 1998, $429,000, or 8%, in 1997 and $635,000, or 14%, in 1996. The increase in 1998 is due to the additional

<PAGE 6>

amortization of intangibles as a result of 1998 acquisitions.
The increase in 1997 is due primarily to the write-off of the remaining intangible assets related to a terminated agreement totaling $670,000.

Income Taxes

The effective tax rate on income from operations was 38.5% in 1998, 38.7% in 1997, and 38.7% in 1996.


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents of $42,174,000 at December 31, 1998 decreased by $6,394,000 from $48,568,000 at December 31, 1997. During 1998,
$36,313,000 of cash was provided from operating activities and proceeds of $12,000,000 from long-term debt. From these amounts and existing cash balances, $29,608,000 was used to acquire businesses, $9,233,000 was used for purchases of the Company's stock, $7,811,000 was used to repay long-term debt, $5,494,000 was used for payment of dividends, $4,510,000 was used for additions to fixed assets and $1,146,000 was used for purchases of investments.

   The Company's cash and cash equivalents of $48,568,000 at December 31, 1997 increased $15,395,000 from the December 31, 1996 balance of $33,173,000. During 1997, cash of $30,698,000 was provided from operating activities, proceeds of $597,000 from sales of fixed assets and customer accounts, proceeds of $557,000 from the sale of investments and proceeds of $1,044,000 from the exercise of stock options and issuances of common stock. Cash was used during 1997 primarily for payments on long-term debt and notes payable of $2,824,000, additions to fixed assets of $2,915,000, purchases of investments of $262,000, acquisitions of businesses of $3,072,000, repurchases of common stock of $5,860,000 and dividend payments of $4,636,000. The Company's cash and cash equivalents of $33,173,000 at December 31, 1996 increased $2,623,000 from the December 31, 1995 balance of $30,550,000.
During 1996, cash of $28,408,000 was provided from operating activities, proceeds of $1,321,000 from

<PAGE 7>

sales of fixed assets and customer accounts, proceeds of $1,118,000 from sales of investments and proceeds of $748,000 from the exercise of stock options and issuances of common stock. Cash was used during 1996 primarily for payments on long-term debt of $4,512,000, additions to fixed assets of $4,724,000, purchases of investments of $888,000, acquisitions of businesses of $12,523,000, repurchases of common stock of $1,802,000 and dividend payments of $4,523,000.

    The Company's current ratio was 1.03 to 1.0, 1.11 to 1.0 and 1.02 to 1.0 as of December 31, 1998, 1997 and 1996, respectively. The decrease in the current ratio in 1998 was primarily attributable to the increased acquisition activity in 1998 and the resultant use of substantial cash.

    In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate plus 1% (8.75% at December 31, 1998). At
December 31, 1998, $4,000,000 (the maximum amount available for borrowings) was outstanding. In accordance with an August 1, 1998 amendment to the loan agreement, the amount available for borrowings will decrease by $1,000,000 each August beginning in 2000. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

    In 1994, the Company entered into a revolving credit facility with a national banking institution that provided for borrowings of up to $10,000,000. During 1998, the Company amended the agreement to increase the facility to $50,000,000 and extend the maturity date to October, 2000. On borrowings of up to $8,000,000, the outstanding balance is adjusted daily based upon cash flows from operations. The interest rate on this portion of the facility is equal to the prime rate less 1% (6.75% at December 31, 1998). On borrowings under this facility in excess of $8,000,000, the interest rate is LIBOR plus 0.45% to 1.25%, depending on certain financial ratios that are calculated on a quarterly basis. A commitment fee of 0.125% per annum is assessed on the unused balance. At December 31, 1998 and 1997, $12,000,000 and $310,000,
respectively, were outstanding against this facility.

    The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 1999. Additionally, the Company believes that funds generated from future operations will be sufficient to satisfy its normal financial needs, including the required annual principal payments of its long-term debt and any potential future tax liability.

YEAR 2000 DATA CONVERSION

Year 2000 issues relate to system failures or errors resulting from computer programs and embedded computer chips which utilize dates with only two digits instead of four digits to represent a year. A data field with two digits representing a year may result in an error or failure due to the system's inability to recognize "00" as the year 2000. The Company is reviewing its computer systems for Year 2000 readiness and is implementing a plan to resolve existing issues.

     The Company has evaluated and identified the risks of failure of its information, financial and communication systems which may be adversely affected by Year 2000 issues. This internal assessment is approximately
90% complete at present and the Company expects to finish the assessment process by the end of March 1999. To date, extensive testing of systems has been performed. The Company may conduct further testing and/or an external evaluation following the conclusion of its internal assessment.
To date, approximately $320,000 has been expended in systems upgrades directly relating to year 2000 issues. Present estimates for further expenditures to address Year 2000 issues are between $200,000 and $500,000.

   Based on its assessments to date, the Company believes it will not experience any material disruption as a result of Year 2000 issues in processing information, interfacing with key vendors or with processing orders and billing. However, the Year 2000 issue creates risk for the Company from unforeseen problems in its own computer systems and from third parties on which the Company relies. Accordingly, the Company is requesting assurances from software vendors from which it has purchased or from which it may purchase software that the software sold to the Company will continue to correctly process date information through the Year 2000 and beyond. In addition, the Company is querying its independent brokers and insurance carriers as to their progress in identifying and addressing problems that their computer systems may experience in processing date

<PAGE 9>

information as the year 2000 approaches and thereafter. However, there are no assurances that the Company will identify all date-handling problems in its business systems or that the Company will be able to successfully remedy Year 2000 compliance issues that are discovered.

    To the extent that the Company is unable to resolve its Year 2000 issues prior to January 1, 2000, operating results could be adversely affected. In addition, the Company could be adversely affected if other entities (e.g., insurance carriers and indepenent agents through which the Company brokers business) not affiliated with the Company do not appropriately address their own Year 2000 compliance issues in advance of their occurrence. There is also risk that insureds may attempt to recover damages from the Company if their insurance policies procured with the assistance of the Company are believed by such insureds to cover Year 2000-related claims, but do not do so. The impact of these potential legal disputes cannot be reasonably estimated. The Company has not developed a contingency plan but is presently considering whether to develop such a plan. There can be no assurance that Year 2000 issues will not have a material adverse effect on the Company's business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance of future revenues or earnings, business prospects, projected acquisitions or ventures, new products or services, anticipated market performance, compliance costs, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include,

<PAGE 10>

but are not limited to: (i) competition from existing insurance agencies and new participants and their effect on pricing of premiums;
(ii) changes in regulatory requirements that could affect the cost of doing business; (iii) legal developments affecting the litigation experience of the insurance industry; (iv) the volatility of the securities markets; (v) the potential occurrence of a major natural disaster in certain areas of the State of Florida, where the Company's business is concentrated, and (vi) general economic conditions. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.



                      CONSOLIDATED STATEMENTS OF INCOME

                                        	Year ended December 31,
(in thousands, except per share data)	1998	        1997	        1996

REVENUES
Commissions and fees	                 $150,443	    $133,249	    $123,544
Investment income	                      	3,308 	     	4,214	     	 3,371
Other income		                              40	   	   1,144     	 	1,246
     Total revenues		                  153,791   	 	138,607	   	 128,161

EXPENSES
Employee compensation and benefits	    	79,116     		71,797     		66,542
Other operating expenses		              30,777     		29,754    		 28,079
Interest                                 		560		        961	      	  972
Amortization                           		5,853		      5,635	    	  5,206
     Total expenses		                  116,306	  	  108,147	   	 100,799

Income before income taxes            		37,485     		30,460	    	 27,362
Income taxes                       	   	14,432	     	11,794	    	 10,595
Net income 	                          $ 23,053	    $	18,666	    $	16,767
Other comprehensive income,
  net of tax: Unrealized holding
   (loss) gain, net of tax benefit
   (expense) of $770 in 1998, ($149)
   in 1997 and ($1,136) in 1996
   on securities		                      (1,204)      	 	233		       1,675

COMPREHENSIVE INCOME	                 $	21,849	    $	18,899	     $	18,442
Basic and diluted earnings per share	 $   1.72  	  $   1.40  	   $   1.26
Weighted average number of shares
 outstanding                       	   	13,431     		13,367	   	   13,304


See notes to consolidated financial statements.


<PAGE 11>

                       CONSOLIDATED BALANCE SHEETS

                                               Year ended December 31,
(in thousands, except per share data)		         1998	            1997

ASSETS
Cash and cash equivalents	                    		$	42,174        	$	48,568
Short-term investments		                           		746	          	1,299
Premiums, commissions and fees receivable		     		69,186         		66,753
Other current assets		                           		9,840          		8,249
     Total current assets		                    		121,946        		124,869

Fixed assets, net		                             		13,698         		12,905
Intangibles, net		                              		79,483          	50,846
Investments		                                   		10,483         		11,498
Other assets	                                   			4,903          		4,411
     Total assets		             	               $230,513 	       $204,529

LIABILITIES
Premiums payable to insurance companies			      $	89,405	        $	81,951
Premium deposits and credits due customers			     	8,379	          	7,035
Accounts payable and accrued expenses				         16,122         		17,629
Current portion of long-term debt			              	4,960          		6,074
     Total current liabilities				               118,866	        	112,689

Long-term debt				                                17,207	          	6,257
Deferred income taxes                          				2,403          		2,875
Other liabilities			                              	7,829          		6,478
     Total liabilities	                       			146,305        		128,299


SHAREHOLDERS' EQUITY(1)
Common stock, par value $.10 per share;
 authorized 70,000 shares; issued 13,498
 shares at 1998 and 13,386 shares at 1997       			1,350	          	1,339
Retained earnings		                             		77,318         		68,147
Accumulated other comprehensive income,
 net of tax effect of $3,542
 at 1998 and $4,312 at 1997	                    			5,540          		6,744

  Total shareholders' equity	                  			84,208	         	76,230

   Total liabilities and shareholders' equity	 	$230,513	        $204,529


(1) Amounts shown for prior year's common stock and retained earnings have been restated to account for a three shares for two stock split, effected as a 50% common stock dividend.

See notes to consolidated financial statements.


<PAGE 12>


                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     					     	  	       Addi-    	         Accumulated
               		       Common Stock	 	   tional     	      	Other
                                 			   			Paid-In		Retained  Comprehensive
                  		     Shares		Amount   Capital		Earnings		Income		  	Total

(in thousands, except per share data)

BALANCE, JANUARY 1, 1996	 13,302	 $	1,330	 $	2,153	$	45,940	$	4,836		$	54,259
Net income							                                   	16,767		       			16,767
Acquired and issued for
 employee stock	benefit
 plans and stock
 acquisitions		             (39)     		(3) 		(942)  		(109)		      			(1,054)
Net increase in unrealized
 appreciation of	available-
 for-sale securities				                                						1,675		 	1,675
Cash dividends paid
  ($.3267 per share)			                          	 		(4,556)     					(4,556)

BALANCE,
 DECEMBER 31, 1996	     	13,263	   	1,327 		 1,211	 	58,042	 	6,511			67,091
Net income					                                   			18,666	      				18,666
Acquired and issued
  for employee stock
	 benefit plans and
  stock acquisitions 	     	123		      12	 	(1,211)  (3,925)	     				(5,124)
Net increase in
 unrealized appreciation of
	available-for-sale securities	                       									 233   			233

Cash dividends paid
 ($.3533 per share)                     		    			 	 		(4,636)   					 (4,636)

BALANCE,
 DECEMBER 31, 1997		     13,386		   1,339		     -	 	  68,147 		6,744			76,230
Net income 	 						                                  	23,053	      				23,053
Acquired and issued
 for employee stock
	benefit plans and
 stock acquisitions		       112	      	11		     -	   	(8,388)	     				(8,377)
Net decrease in
 unrealized appreciation
	of available-for-sale
 securities			                                       							   (1,204)	(1,204)
Cash dividends paid
  ($.4100 per share)	                  	    			    			(5,494)		     			(5,494)

BALANCE,
  DECEMBER 31, 1998		    13,498	 $ 1,350	   $  	-	  $ 77,318	 $	5,540 $	84,208


<PAGE 13>


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           	Year ended December 31,
(in thousands)	                        1998	        1997	           1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	                            $	23,053	    $	18,666	       $	16,767
Adjustments to reconcile net income
 to net cash provided by
 operating activities:
  Depreciation		                          3,528	      	3,157		         2,939
  Amortization		                          5,853      		5,635         		5,206
  Provision for doubtful accounts 	        	-	          	250            		17
  Deferred income taxes	                   	271        		(94)          		943
  Net losses (gains) on sales of
   investments, fixed assets and
   customer accounts	                      	406        	(933)	       	(1,194)
  Premiums, commissions and fees
    receivable increase	                 (2,324)      		(345)       		(6,317)
  Other assets increase                		(1,426)    		(1,294)       		(1,083)
  Premiums payable to insurance
    companies increase	                   6,721		      1,236         		8,255
  Premium deposits and credits
   due customers increase (decrease)	    	1,344	       	(294)        		1,259
  Accounts payable and accrued
   expenses (decrease) increase	        	(2,303)	      4,937         		2,104
  Other liabilities increase (decrease)  	1,190	       	(223)         		(488)

Net cash provided by operating
 activities                          		   36,313  		   30,698	       	28,408

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to fixed assets	               	(4,510)	    	(2,915)      		(4,724)
Payments for businesses acquired,
 net of cash acquired	                   (29,608)    		(3,072)     		(12,523)
Proceeds from sales of fixed assets
 and customer accounts		                     220	        	597	        	1,321
Purchases of investments	                	(1,146)      		(262)        		(888)
Proceeds from sales of investments	       	1,030		        557        		1,118
Net cash used in investing activities	  	(34,014)	    	(5,095)   	  	(15,696)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt	             	 (7,811)    		(2,824)      		(4,512)
Proceeds from long-term debt	          	  12,000      		2,068          		-
Exercise of stock options and issuances
 of stock	                                	1,845	      	1,044          		748
Purchases of stock                      		(9,233)    		(5,860)	      	(1,802)
Cash dividends paid		                     (5,494)    		(4,636)      		(4,523)
Net cash used in financing activities	   	(8,693)	   	(10,208)     		(10,089)

Net (decrease) increase in cash and
 cash equivalents		                       (6,394)     	15,395        		2,623
Cash and cash equivalents at beginning
  of year                                	48,568	     	33,173       		30,550
Cash and cash equivalents at end of year	$42,174    	$	48,568      	$	33,173

See notes to consolidated financial statements.


<PAGE 14>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Poe & Brown, Inc. (the "Company") is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and administers property and casualty insurance and employee benefits coverage for professional and commercial groups nationwide; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets;
and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Poe & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

	As more fully described in Note 2-Mergers, the accompanying consolidated financial statements for all periods presented have been restated to show the effect of the acquisition of Daniel-James Insurance Agency, Inc. during 1998.

Revenue Recognition

Commissions relating to the brokerage and agency activity whereby the Company has primary responsibility for the collection of premiums from insureds are generally recognized as of the latter of the effective date of the insurance policy or the date billed to

<PAGE 15>

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


<PAGE 16>

Investments

The Company's marketable equity securities have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

     Nonmarketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost, adjusted for other-than-temporary market value declines.

     Accumulated other comprehensive income reported in shareholders' equity was $5,540,000 at December 31, 1998 and $6,744,000 at
December 31, 1997, net of deferred income taxes of $3,542,000 and $4,312,000, respectively. The Company owned 559,970
shares of Rock-Tenn Company common stock at December 31, 1998 and 1997 which have been classified as non-current, available-for-sale securities. The Company has no current plans to sell these shares.

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

Intangibles

Intangible assets are stated at cost less accumulated amortization, and principally represent

<PAGE 17>

purchased customer accounts, non-compete agreements, purchased contract agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements, and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of cost over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 15 to 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.

    The carrying value of intangibles, corresponding with each agency division comprising the Company, is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance brokerage and agency industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Company assesses the carrying value of its intangibles by comparison to a reasonable multiple applied to corresponding revenues, as well as considering the operating cash flow generated by the corresponding agency division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted; however, no impairments have been recorded for the years ended December 31, 1998, 1997 and 1996.

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

Earnings Per Share

All share and per-share information in the financial statements has been adjusted to give

<PAGE 18>

effect to the three-for-two common stock split which was effected as a 50% common stock dividend and which became effective on February 27, 1998.

     Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS excludes dilution and Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock.

Newly Issued Accounting Standards

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes new standards for the reporting and display of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Adoption of this Statement had no impact on the Company's consolidated financial position, results of operations or cash flows.

    On January 1, 1998, the Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 requires the Company to report summarized financial information concerning the Company's reportable segments, as disclosed in Note 14. Adoption of this Statement had no impact on the Company's consolidated financial position, results of operations or cash flows.


NOTE 2  MERGERS

On April 14, 1998, the Company issued 278,765 shares of its common stock in exchange for all of the outstanding stock of Daniel-James Insurance Agency, Inc. ("Daniel-James"), an Ohio corporation with offices in Perrysburg, Ohio and Indianapolis, Indiana, and for all of the outstanding membership interests of Becky-Lou Realty Limited ("Becky-Lou"), an Ohio limited liability company. This transaction has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements and related notes to the consolidated financial statements have been restated for all periods prior to the acquisition to

<PAGE 19>

include the results of operations, financial positions and cash flows of Daniel-James and Becky-Lou.

     The following table reflects the 1997 and 1996 individual operating results of the Company, Daniel-James and Becky-Lou.

(in thousands of dollars, 	    	Audited	              		Unaudited
except per share data)        		Poe & Brown		Daniel-James		Becky-Lou		Combined

1997
  	Revenues	                    $129,190	    $ 	9,215     	$  	202	   $138,607
  	Net Income	                   	19,386	       	(774)        		54    		18,666

1996
  	Revenues	                   $118,680	     $  	9,279	    $  	202	   $128,161
  	Net Income		                  16,497	          	168	       	102    		16,767


                                            					1997       		1996
NET INCOME PER SHARE

As previously recorded		                         $	1.48	      $	1.27
As combined		                                    $	1.40      	$	1.26



NOTE 3  ACQUISITIONS

During 1998, the Company acquired the assets of 19 general insurance agencies, several books of business (customer accounts) and the outstanding shares of one general insurance agency at an aggregate cost of $34,599,000, including $29,608,000 of net cash payments and notes payable of $4,991,000. These acquisitions were accounted for as purchases and substantially the entire cost was assigned to purchased customer accounts, non-compete agreements and goodwill.

    The results of operations for the acquired companies have been combined with those of the Company since their respective acquisition dates. If the acquisitions had

<PAGE 20>

occurred at the beginning of the years presented, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.



                                       									Unaudited
                           			 				           Year ended December 31,
(in thousands, except per share data)     			1998   	  	1997	    	1996


Total revenues	                              $162,543	  $161,683 	 $151,308
Income before taxes	                          	38,347  	 	32,669	   	29,707
Net income		                                  	23,579	   	20,013		   18,155
Earnings per share                          	$  	1.76 	 $  	1.50	  $  	1.36


	During 1997, the Company acquired four general insurance agencies and several books of business which were accounted for as purchases. The total cost of these acquisitions was $5,439,000, including $3,072,000 of cash payments and notes payable of $2,367,000. The total purchase price was assigned to purchased customer accounts and other intangible assets.

  During 1996, the Company acquired three general insurance agencies, one insurance brokerage firm and several books of business which were all accounted for as purchases. The total cost of these acquisitions was $18,911,000, including $12,523,000 of cash payments and notes payable of $6,388,000. The total purchase price was assigned to purchased customer accounts, goodwill and other intangible assets.

    Additional or return consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangibles when the contingency occurs. Contingency payments totaling $1,536,000 were made in 1998. Contingency payments made in 1997 totaled $154,000, and no contingency payments were made during 1996. As of December 31, 1998, the maximum future contingency payments related to the 1998 acquisitions totaled $3,480,000.


<PAGE 21>

NOTE 4  INVESTMENTS


Investments at December 31 consisted of the following:

                                                 									1998
                                            			 						Carrying Value
(in thousands)						                               		Current	   Non-Current

Available-for-sale marketable equity securities 			  $  	176	   $	10,483
Nonmarketable equity securities and certificates
 of deposit		                                           	570        		-
Total investments  		                              		$  	746	   $	10,483

                                                   									1997
                                             			 						Carrying Value
(in thousands)						                               		Current    	Non-Current

Available-for-sale marketable equity securities 			  $   	62	    $	11,498
Nonmarketable equity securities and certificates
  of deposit	                                        		1,237        		-
Total investments  				                              $	1,299	    $	11,498


The following summarizes available-for-sale securities at December 31:

                           					Gross       	Gross
                           					Unrealized	  Unrealized 	Estimated
(in thousands)			             		Cost	        Gains	      Losses    	Fair Value

MARKETABLE EQUITY SECURITIES:

	1998	                          $	1,576	     $ 	9,093	   $  	10 	   $	10,659
	1997	                          $  	504	     $	11,057	   $	   1  	  $	11,560

In 1998, proceeds from sales of available-for-sale securities totaled
$1,030,000, resulting in gross realized gains of $165,000. Proceeds from sales of available-for-sale securities totaled $557,000 in 1997, resulting in gross realized gains and losses of $349,000 and ($23,000),

<PAGE 22>

respectively. In 1996, proceeds from sales of available-for-sale securities totaled $1,118,000, resulting in gross realized gains and losses of $91,300 and ($71,700), respectively.

Cash, cash equivalents, investments, premiums and commissions receivable, premiums payable to insurance companies, premium deposits and credits due customers, accounts payable and accrued expenses, and current and long-term debt are considered financial instruments. The carrying amount for each of these items at December 31, 1998 approximates its fair value.

NOTE 5  FIXED ASSETS



Fixed assets at December 31 consisted of the following:
(in thousands)					                       			1998	            1997

Furniture, fixtures and equipment			         $	30,453	        $	27,318
Land, buildings and improvements		            		1,361	 	         1,245
Leasehold improvements                      				1,411	       	   1,241
                                       						$	33,225	        $	29,804
Less accumulated depreciation 	             	 	19,527	        	 16,899
                                       						$	13,698	        $	12,905


Depreciation expense amounted to $3,528,000 in 1998, $3,157,000 in 1997, and $2,939,000 in 1996.

NOTE 6  INTANGIBLES


Intangibles at December 31 consisted of the following:

(in thousands)		                   						1998              	1997

Purchased customer accounts           			$ 	74,399	         $	56,063
Non-compete agreements				                  19,111	        	  12,130
Goodwill						                           	  28,577	        	  20,345
Acquisition costs     			                   	1,552	        	   1,143
                                     	 	  	123,639		          89,681
Less accumulated amortization 			        	  44,156	        	  38,835
                                   					 $ 	79,483         	$	50,846

<PAGE 23>

Amortization expense amounted to $5,853,000 in 1998, $5,635,000 in 1997, and $5,206,000 in 1996.

NOTE 7  LONG-TERM DEBT


Long-term debt at December 31 consisted of the following:

(in thousands)						                  		1998            	1997

Long-term credit agreement 		          	$	4,000 	        $	4,000

Revolving credit facility 		         	  	12,000            		310
Notes payable from treasury
 stock purchases	                        			647 	           	879
Acquisition notes payable 		            		5,520	        	  4,958
Other notes payable	                       		-         		  2,184
                                							  22,167	         	12,331
Less current portion                  				4,960	         	 6,074

Long-term debt	 				                    $ 17,207	        $	6,257


   In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate plus 1% (8.75% at December 31, 1998). At December 31, 1998, $4,000,000 (the maximum amount currently available for borrowings) was outstanding. In accordance with an August 1, 1998 amendment to the loan agreement, the outstanding balance will be repaid in annual installments of $1,000,000 each August beginning in 2000. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

    In 1994, the Company entered into a revolving credit facility with a national banking institution that provided for borrowings of up to $10,000,000. During 1998, the Company amended the agreement to increase the facility to $50,000,000 and extend the maturity date to October, 2000. On borrowings of up to $8,000,000, the outstanding balance is adjusted daily based upon cash flows from operations. The interest rate on this portion of the facility is equal to the prime rate less 1% (6.75% at December 31, 1998). On borrowings under this facility in excess of $8,000,000, the interest rate is LIBOR plus 0.45% to 1.25%, depending on certain financial ratios that are calculated on a quarterly basis.
A commitment fee of 0.125% per annum is assessed on the unused balance. At December 31, 1998 and 1997, $12,000,000 and $310,000, respectively, were outstanding against this facility.

<PAGE 24>

   Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from calendar years ending 1999 to 2001. These notes have been discounted at effective yields ranging from 7.9% to 8.75% for presentation in the consolidated financial statements.

    Acquisition notes payable represent debt incurred to former owners of certain agencies acquired in 1998, 1997 and 1996. These notes, including future contingent payments, are payable in monthly and annual installments through 2001, including interest ranging from 5% to 6%.

   Maturities of long-term debt for succeeding years are $4,960,000 in 1999, $13,966,000 in 2000, $1,241,000 in 2001, $1,000,000 in 2002 and $1,000,000
in 2003.

   Interest expense included in the consolidated statements of income was $560,000 in 1998, $961,000 in 1997 and $972,000 in 1996.

NOTE 8  INCOME TAXES

At December 31, 1998, the Company had a net operating loss carryforward of $302,000 for income tax reporting purposes, portions of which expire in the years 1999 through 2013. This carryforward was derived from an agency acquired by the Company in 1998. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax asset related to this carryforward.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:


(in thousands)							                   	1998          	1997

Deferred tax liabilities:
     Fixed assets					                   $ 	1,228  	    $	 1,416
     Net unrealized appreciation of
      available-for-sale securities       		3,542		        4,312
     Installment sales	                      			2           		24

     Prepaid insurance and pension		        		771          		746
     Intangible assets		                    		208           		44

<PAGE 25>

Total deferred tax liabilities		          		5,751       	 	6,542
Deferred tax assets:
     Deferred compensation              				1,926        		1,697
     Accruals and reserves	              			1,010        		1,175
     Net operating loss carryforwards	     			179          		220
     Allowance for doubtful accounts 	      			-	           	332
     Other				                              		271	          	281

     Valuation allowance for deferred
       tax assets	                        		 	(38)         		(38)
     Total deferred tax assets	          			3,348        		3,667
     Net Deferred Tax Liabilities	      		$	2,403     	 $ 	2,875

	Significant components of the provision (benefit) for income taxes are as follows:

(in thousands)		                 	1998       		1997	      	1996

Current:
     Federal		                    $	12,179  	  $	10,332   	 	8,570
     State	                       			1,955	      	1,730    		1,374
Total current provision           		14,134   		  12,062   	 	9,944
Deferred:
     Federal                        			267       		(228)     		535
     State                          				31        		(40)     		116
Total deferred (benefit) provision		   298       		(268)     		651
Total tax provision 	             $	14,432    	$	11,794	 $ 	10,595


A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:

(in thousands)			      	                 1998 		1997 		 1996

Federal statutory tax rate		             35.0% 	35.0%	  35.0%
State income taxes,
net of federal income tax benefit	       	3.4  		3.7 	   3.3
Interest exempt from taxation
and dividend exclusion                 		(0.2)		(0.8)   (0.5)
Non-deductible amortization             		0.4  		0.4		   0.6
Other, net 	                           		(0.1) 		0.4 	  	0.3

Effective tax rate	                     	38.5%		38.7%	 	38.7%


   Income taxes payable were $773,000 and $612,000 at December 31, 1998 and December 31, 1997, respectively, and are reported as a component of accounts payable and accrued expenses.

<PAGE 26>

NOTE 9  EMPLOYEE BENEFIT PLAN

The Company has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, the Company provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $2,093,000 in 1998, $1,788,000 in 1997 and $1,541,000 in 1996.

NOTE 10  STOCK-BASED COMPENSATION AND INCENTIVE PLANS

Employee Stock Purchase Plan

The Company has adopted an employee stock purchase plan (the "Stock Purchase Plan"), which allows for substantially all employees to subscribe to purchase shares of the Company's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. The total number of shares available for issuance under the Stock Purchase Plan as of December 31, 1998 was 750,000. As of December 31, 1998, 387,172 shares remained authorized and reserved for future issuance under this Plan.

    The Company accounts for the Stock Purchase Plan under APB 25, under which no compensation expense has been recognized. Had compensation expense for the Stock Purchase Plan been determined consistent with SFAS 123, it would have had an immaterial effect on the Company's net income and earnings per share for the years ended December 31, 1998, 1997 and 1996.

Stock Performance Plan

The Company has adopted a stock performance plan, under which up to 900,000 shares of the Company's stock ("Performance Stock") may be granted to key employees contingent on the employees' years of service with the Company and other criteria established by the Company's Compensation Committee. Shares must be vested before participants take full

<PAGE 27>

title to Performance Stock. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the market value of the Company's common stock from the initial price specified by the Company. Awards satisfy the second condition for vesting on the earlier of: (i) 15 years of continuous employment with the Company from the date shares are granted to the participant; (ii) attainment of age 64; or (iii) death or disability of the participant. Dividends are paid on unvested Performance Stock that has satisfied the first vesting condition, and participants may exercise voting privileges on such shares. At December 31, 1998, 610,040 shares had been granted under the plan at initial stock prices ranging from $15.17 to $34.00. As of December 31, 1998, 368,835 shares had met the first condition for vesting. The compensation element for Performance Stock is equal to the fair market value of the shares at the date the first vesting condition is satisfied and is expensed over the remaining vesting period. Compensation expense related to this Plan totaled $732,000 in 1998 and $175,000 in 1997.

NOTE 11  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:


                                    	Year ended December 31,
(in thousands)							              1998      		1997	     	1996

Unrealized (depreciation)
  appreciation of
  available-for-sale securities
  net of tax benefit (expense)
  of $770 for 1998, ($149) for
  1997 and ($1,136) for 1996	      $	(1,204)	  $	  233	   $ 	1,675
Notes payable issued for purchased
  customer accounts                		 4,991   		 2,367     		6,388
Notes received on the sale of
  fixed assets and customer
  accounts                          		1,249    		  187	      	 557
Cash paid during the year for:
     Interest			                      		854	      	725       		910

     Income taxes               				 14,112   		11,211  		   10,609


<PAGE 28>

NOTE 12  COMMITMENTS AND CONTINGENCIES

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2005. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1998, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:



Year Ending December 31,			                         		(in thousands)

1999		                                      				$	6,330
2000				                                      		$	5,530
2001					                                      	$	5,101
2002				                                      		$	4,952
2003				                                      		$	3,915
Thereafter			                                			$	4,168
Total minimum future lease payments          			$	29,996


    Rental expense in 1998, 1997 and 1996 for operating leases totaled $5,540,000, $5,307,000 and $5,376,000, respectively.

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

<PAGE 29>

adverse effect on the Company's business, although no such conditions have been encountered in the past.

    For the years ended December 31, 1998, 1997 and 1996, approximately 17%, 20% and 22%, respectively, of the Company's revenues were from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result.
No other insurance company accounts for as much as five percent of the Company's revenues.

NOTE 14  SEGMENT INFORMATION

The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and administers property and casualty insurance and employee benefits coverage solutions for both professional and commercial groups and trade associations nationwide; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers. The Company conducts all of its operations in the United States.

    The accounting policies of the reportable segments are the same as those described in Note 1-Summary of Significant Accounting Policies. The
Company evaluates the performance of its segments based upon revenues and income before income taxes. Intersegment revenues are not significant.

    Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate-related items and, as it relates to segment profit, income and expense not allocated to reportable segments.

<PAGE 30>

(in thousands)	      Retail	  Programs	 Service	  Brokerage  Other  Total
Year Ended
 December 31, 1998:
Total Revenues		     $100,348 $ 26,737  $	14,025	 $	13,611	  $	(930) $	153,791
Interest and other
 investment income 	    1,672	  	1,684	     	207	     	358 	  	(613)	   	3,308
Interest expense				      835	  	  - 	      - 	        	12   		(287)     		560
Depreciation and
 amortization 		       	6,475	  	1,452	     	319 		    925 	  	 210	 	   9,381
Income (loss) before
  income taxes		      	21,311	 	 9,515	   	2,496 	  	4,888	   	(725)	  	37,485
Total assets 			     	125,916  	59,686	   	5,421 	 	29,850	  	9,640	  	230,513
Capital expenditures   	3,177		    666		     383 		    223	  	   61	    	4,510

Year Ended
  December 31, 1997:
Total Revenues    		 $	85,035	$	26,821  $	12,333 	 $	13,440  $ 	978 	 $138,607
Interest and other
  investment income    	1,266 		 1,904 	    	183 	     	421 	  	440    		4,214
Interest expense       			111 	   	- 		     - 		        313   		537      		961
Depreciation and
  amortization 		      	5,594 	 	1,203 	    	335 		     783   		877  	  	8,792
Income (loss) before
  income taxes      			14,999	 	 9,657   		1,964 	   	4,783 	 	(943)  		30,460

Total assets      				112,311 		58,505   		4,178 	  	29,470    		65  		204,529
Capital expenditures   	1,789    		563     		259 		     283    		21    		2,915

Year Ended
  December 31, 1996:
Total Revenues			    $	77,514 $	28,153 	$	10,206 	 $	11,461 	$ 	827 	 $128,161
Interest and other
  investment income    	1,144 	 	1,840     		169 		     237   		(19)   		3,371
Interest expense			 	      48 		  - 	      	-         		264   		660      		972
Depreciation and
  amortization 		      	5,631 	 	1,277     		292 	     	764   		181    		8,145
Income (loss) before
  income taxes 	     		13,885  		8,929   		1,683 	   	3,210  		(345)  		27,362

Total assets			       	92,923 		56,737   		3,941 	  	26,825  		7,688 		188,114
Capital expenditures   	2,749  		1,097 	    	399 	     	445     		34   		4,724


  	Revenue from insurance policies underwritten by one insurance company represents approximately $25,772,000 of the Company's consolidated revenues. All of the reported segments derive revenue from this insurance company.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                 TO THE BOARD OF DIRECTORS OF POE & BROWN, INC.

We have audited the accompanying consolidated balance sheets of Poe & Brown, Inc. and

<PAGE 31>

subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poe & Brown, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                          Arthur Andersen LLP
Orlando, Florida
  January 21, 1999