Form 10-K, Exhibit 13
period 1999-12-31
BROWN & BROWN INC
filed 2000-03-15
CIK 79282

<PAGE 1>

                               EXHIBIT 13
  PORTIONS OF BROWN & BROWN, INC.'S 1999 ANNUAL REPORT TO SHAREHOLDERS

Financial Highlights



                                         Year ended December 31,

(in thousands, except             Percent
 per share data)(1)      1999     Change  1998     1997     1996      1995

Commissions and fees(2)  $172,546  10.9   $155,577 $138,112 $128,147  $115,046
Total revenues           $176,413  11.0   $158,947 $143,501 $132,807  $119,789
Total expenses           $132,205   9.3   $120,978 $112,517 $104,741  $ 95,817
Income before taxes      $ 44,208  16.4   $ 37,969 $ 30,984 $ 28,066  $ 23,972
Net income(3)            $ 27,172  16.4   $ 23,349 $ 18,988 $ 17,391  $ 15,402
Net income per share     $   1.98  16.5   $   1.70 $   1.39 $   1.28  $   1.13
Weighted average number
 of shares outstanding     13,736           13,704   13,639   13,576    13,600
Dividends declared per
 share                   $ 0.4600         $ 0.4100 $ 0.3533 $ 0.3267  $ 0.3200
Total assets             $235,163         $232,129 $206,101 $189,646  $161,747
Long-term debt           $  3,909         $ 17,378 $  6,452 $  5,485  $  7,615
 Shareholders' equity(4) $103,026         $ 83,680 $ 76,240 $ 67,378  $ 54,604


(1) All share and per-share information has been restated to give effect to the three-for-two stock split, which became effective February 27, 1998. Prior years' results have been restated to reflect the stock acquisitions of Insurance West in 1995, Daniel-James in 1998 and Ampher-Ross and Signature Insurance Group in 1999.

(2) See Notes 2 and 3 to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.

(3) During 1995, the Company reduced its general tax reserved by $451,000, or $0.0333 per share, respectively, as a result of reaching a settlement with the Internal Revenue Service on certain examination issues.

(4) Shareholders' equity as of December 31, 1999, 1998, 1997, 1996 and 1995 included net increases of $4,922,000, $5,540,000, $6,511,000 and
    $4,836,000, respectively, as a result of the Company's application of SFAS 15, "Accounting for Certain Investments in Debt and Equity Securities."

Restatement of Financial Information

On July 20, 1999, Brown & Brown (the Company) acquired Ampher Insurance, Inc. and Ross Insurance of Florida, Inc. through an exchange of shares. Additionally, on November 10, 1999, the Company acquired Signature Insurance Group, Inc. also through an exchange of shares.

     These transactions were both accounted for utilizing the pooling-of-interests method of accounting and, accordingly, the Company was required to restate its consolidated financial statements for all years presented in this Annual Report. The purpose of a restatement is to present as one combined entity the historical financial data of two (or more) previously separate and distinct legal entities. The financial data that is contained in the Management's Discussion and Analysis, the Consolidated Financial Statements and Notes to Consolidated Financial Statements reflect this restatement.

     Consistent with last year's presentation, as a means of comparison, the tables below depict the Company's revenues, pre-tax margins and earnings per share for 1994-1999 both before and after the restatement.

       REVENUE (in thousands)  PRE-TAX MARGIN       EARNINGS PER SHARE

        Original    Restated  Original   Restated   Original  Restated
1994   $101,580     $114,525   20.3 %     18.7 %    $ 1.04    $ 1.06
1995    106,365      119,789   21.9 %     20.0 %      1.13      1.13
1996    118,680      132,807   22.8 %     21.1 %      1.27      1.28
1997    129,191      143,501   24.5 %     21.6 %      1.48      1.39
1998    153,791      158,947   24.4 %     23.9 %      1.72      1.70
1999   $176,413     $176,413   25.1 %     25.1 %    $ 1.98    $ 1.98


<PAGE 2>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

General

In April of 1993, Poe & Associates, Inc., headquartered in Tampa, Florida, merged with Brown & Brown, Inc., headquartered in Daytona Beach, Florida, forming Poe & Brown, Inc. In April of 1999, the shareholders voted to change the name to Brown & Brown, Inc. (the "Company"). Since that merger, the Company's operating results have steadily improved. The Company achieved pre-tax income from operations of $44,208,000 in 1999, compared to $37,969,000 in 1998 and $30,984,000 in 1997. Pre-tax income as a percentage of total revenues was 25.1% in 1999, 23.9% in 1998 and 21.6% in 1997. This
upward trend is primarily the result of the Company's achievement of revenue growth and operating efficiency improvements.

     The Company's revenues are comprised principally of commissions paid by insurance companies, fees paid directly by clients and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the volume of premiums written by such underwriters. These premium rates are established by insurance companies based upon many factors, none of which is controlled by the Company. Beginning in 1986 and continuing through 1999, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for expanding market share. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," has generally resulted in flat to reduced commissions on renewal business. The possibility of rate increases in 2000 is unpredictable.

     The development of new and existing proprietary programs, fluctuations in insurable exposure units and the volume of business from new and existing clients, and changes in general economic and competitive conditions further impact revenues. For example, stagnant rates of inflation in recent years have generally limited the increases in insurable exposure units such as property values, sales and payroll levels. Conversely, the increasing trend in litigation settlements and awards has caused some clients to seek higher levels of insurance coverage. Still, the Company's revenues continue to grow through quality acquisitions, intense initiatives for new business and development of new products, markets and services. The Company anticipates that results of operations for 2000 will continue to be influenced by these competitive and economic conditions.

     On July 20, 1999, the Company acquired Ampher Insurance, Inc. and Ross Insurance of Florida, Inc. through an exchange of shares. Additionally, on November 10, 1999, the Company acquired Signature Insurance Group, Inc. and C, S & D, a Florida general partnership, also through an exchange of shares. On April 14, 1998 the Company acquired Daniel-James Insurance Agency, Inc. and Becky-Lou Realty Limited, through an exchange of shares. Each of these transactions has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the acquisitions to include the results of operations, financial positions and cash flows of the acquired entities.

     During 1999, the Company acquired the assets of six general insurance agencies, several books of business (customer accounts) and the outstanding shares of two general insurance agencies. Each of these transactions was accounted for as a purchase. On December 30, 1999, the Company acquired all of the outstanding stock of Roswell Insurance & Surety Agency, Inc. This transaction was accounted for as a pooling-of-interests; however, the financial statements for all prior periods were not restated due to the immaterial nature of the transaction.

<PAGE 3>

     During 1998, the Company acquired the assets of nineteen general insurance agencies, several books of business and the outstanding shares of one general insurance agency. Each of these transactions was accounted for as a purchase.

     During 1997, the Company acquired three general insurance agencies and several books of business, all of which were accounted for as purchases. On August 1, 1997, the Company acquired all of the outstanding stock of Shanahan, McGrath & Bradley, Inc. This transaction was accounted for as a pooling-of-interests; however, the financial statements for all prior periods were not restated due to the immaterial nature of the transaction.

     Contingent commissions may be paid to the Company by insurance carriers based upon the volume, growth and/or profitability of the business placed with such carriers by the Company and are primarily received in the first quarter of each year. In the last three years, contingent commissions have averaged approximately 4.7% of total revenues.

     Fee revenues are generated principally by the Service Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. For the past three years, service fee revenues have generated an average of 8.7% of total commissions and fees.

     Investment income consists primarily of interest earnings on premiums and advance premiums collected and not immediately remitted to insurance carriers, with such funds being held in a fiduciary capacity. The Company's policy is to invest its available funds in high-quality, short-term fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments. In 1999, investment income included a gain of approximately $140,000 resulting from the Company's disposition of its investment in the 37th Street Properties partnership. For 1998, investment income included a $165,000 realized gain from the sale of the Company's investments in AmSouth Bancorporation and United States Filter Corporation. in 1997, investment income included a $303,000 realized gain from the sale of the Company's investment in Fort Brooke Bank.

     The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

Results of Operations for the Years Ended
December 31, 1999, 1998 and 1997

Commissions and Fees

Commissions and fees increased 11% in 1999, 13% in 1998 and 8% in 1997. Excluding the effect of acquisitions, commissions and fees increased 2% in 1999, 2% in 1998 and 6% in 1997. The 1999 results reflect an increase in commissions for three of the four operating divisions. The National Programs division posted a decrease in commissions for 1999. In general, property and casualty insurance premium prices continued to decline in 1999, which was primarily responsible for the slower growth rate; however, certain segments and industries had some increases in insurable exposure units during the year.

Investment Income

Investment income decreased to $2,560,000 in 1999 compared to $3,325,000 in 1998 and $4,241,000 in 1997. This decrease is primarily due to lower levels of invested cash precipitated by the Company's ongoing acquisition strategy in both 1999 and 1998. Additionally, the 1997 results included a $303,000 gain from the sale of the Company's investment in Fort Brooke Bank.

Other Income

<PAGE 4>

Other income consists primarily of gains and losses from the sale and disposition of assets. During 1999, gains from the sale of customer accounts were $1,162,000 compared to losses of $115,000 in 1998 and gains of $646,000 in 1997. The gain in 1999 was primarily attributable to the disposition of certain accounts in the Lawyer's Protector Plan(r) of the Company's National Programs Division. The loss in 1998 was due primarily to the disposition of the Company's Charlotte, North Carolina operation.

Employee Compensation & Benefits

Employee compensation and benefits increased approximately 10% in 1999, 9% in 1998 and 8% in 1997. Employee compensation and benefits as a percentage of total revenue was 51% in 1999, down from 52% in both 1998 and 1997. The Company had 1,370 full-time employees at December 31, 1999, compared to 1,417 at the beginning of the year. The decrease in personnel during 1999 is primarily attributable to the restructuring of the National Programs Division. The 1999 increase in compensation and employee benefits of $8,436,000 is attributable to several factors, including higher levels of both producer commissions and profit center bonuses resulting from the Company's proportionate increases in revenue and profitability.

Other Operating Expenses

Other operating expenses increased 3% in 1999, 5% in 1998 and 6% in 1997. Other operating expenses as a percentage of total revenues decreased to 19% in 1999 from 20% in 1998 and 22% in 1997. The continuing decline in operating expenses, expressed as a percentage of total revenues, is primarily attributable to the effective cost containment measures brought about by the Company's "Project 28" initiative, designed to identify areas of excess expense.

Interest and Amortization

Interest expense increased $115,000, or 20%, in 1999, and decreased $405,000, or 42%, in 1998. Interest expense decreased
$2,000 in 1997. The increase in 1999 is due to higher levels of debt during the first quarter of 1999 and the assumption of debt in certain pooling acquisitions.

     Amortization expense increased $1,804,000, or 31%, in 1999, $213,000, or 4%, in 1998, and $434,000, or 8%, in 1997. The
increase in 1999 is due to the additional amortization of intangibles as a result of both 1999 and 1998 acquisitions. The increase in 1997 is due primarily to the $670,000 write-off of the remaining intangible assets related to a terminated purchase contract agreement.

Income Taxes

The effective tax rate on income from operations was 38.5% in both 1999 and 1998, and 38.7% in 1997.

Liquidity and Capital Resources

The Company's cash and cash equivalents of $37,459,000 at December 31, 1999 decreased by $5,366,000 from $42,825,000 at December 31,
1998. During 1999, $39,728,000 of cash was provided from operating activities. From this amount and existing cash balances, $18,154,000 was used to acquire businesses, $17,106,000 was used to repay long-term debt, $6,237,000 was used for payment of dividends, $4,936,000 was used for additions to fixed assets and $1,152,000 was used for purchases of the Company's stock.

     The Company's cash and cash equivalents of $42,825,000 at December 31, 1998, decreased $6,623,000 from the December 31, 1997 balance of $49,448,000. During 1998, cash of $37,833,000 was provided from operating activities and $12,000,000 was received from long-term debt financing. From these amounts and existing cash balances, $29,608,000 was used to acquire businesses, $9,233,000 was used for purchases of the Company's stock, $7,835,000 was used to repay

<PAGE 5>

long-term debt, $5,494,000 was used
for payment of dividends, $4,560,000 was used for fixed asset additions and $1,184,000 was used for purchases of investments.

     The Company's cash and cash equivalents of $49,448,000 at December 31, 1997 increased $15,428,000 from the December 31, 1996 balance of $34,020,000. During 1997, cash of $31,507,000 was provided from operating activities. From this amount, $5,860,000 was used for purchases of the Company's stock, $4,636,000 was used for payment of dividends, $3,072,000 was used to acquire businesses, $2,915,000 was used for fixed asset additions and $2,824,000 was used for payments on long-term debt.

     The Company's current ratio was .95, 1.02 and 1.11 at December 31, 1999, 1998 and 1997, respectively. The decrease in the current ratio in 1999 is primarily attributable to the repayment of long-term debt during 1999.

      The Company continues to maintain its credit agreement with a major insurance company under which $4 million (the maximum amount available for borrowing) was outstanding at December 31, 1999. The available amount will decrease by $1 million each August beginning in 2000. The credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

      The Company also has a revolving credit facility with a national banking institution that provides for available borrowings of up to $50 million, with a maturity date of October 2000. On borrowings of up to $8 million, the outstanding balance is adjusted daily based upon cash flows from operations. The interest rate on this portion of the facility is equal to the prime rate less 1% (7.50% at December 31, 1999). On borrowings in excess of $8 million, the interest rate on this portion of the facility is LIBOR plus 0.45% to 1.25%, depending on certain financial ratios that are calculated on a quarterly basis. A commitment fee of 0.125% per annum is assessed on the unused balance. At December 31, 1999, there were no borrowings against the facility; at December 31, 1998, $12 million was outstanding.

     The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 2000. Additionally, the Company believes that funds generated from future operations will be sufficient to satisfy its normal financial needs, including the required annual principal payments of its long-term debt and any potential future tax liability.

Year 2000 Data Conversion

The Company has not experienced any material disruption as a result of Year 2000 issues and does not anticipate any material problems in the future. The costs incurred in remediating potential Year 2000 problems did not differ materially from the Company's prior estimates.

Forward-Looking Statements

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or make verbal statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance of future revenues or earnings, business prospects, projected acquisitions or ventures, new products or services, anticipated market performance, compliance costs, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are

<PAGE 6>

beyond the Company's control, include, but are not limited to: (i) competition from existing insurance agencies and new participants and their effect on pricing of premiums; (ii) changes in regulatory requirements that could affect the cost of doing business; (iii) legal developments affecting the litigation experience of the insurance industry; (iv) the volatility of the securities markets; (v) the potential occurrence of a major natural disaster in certain areas of the State of Florida, where the Company's business is concentrated, and (vi) general economic conditions. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

Consolidated Statements of Income

                                       Year Ended December 31,
(in thousands, except per share data)  1999       1998        1997

REVENUES
Commissions and fees                   $172,546   $155,577   $138,112
Investment income                         2,560      3,325      4,241
Other income                              1,307         45      1,148
 Total revenues                         176,413    158,947    143,501

EXPENSES

Employee compensation and benefits       90,440     82,004     74,931
Other operating expenses                 33,424     32,552     30,972
Amortization                              7,657      5,853      5,640
Interest                                    684        569        974
  Total expenses                        132,205    120,978    112,517

Income before income taxes               44,208     37,969     30,984
Income taxes                             17,036     14,620     11,996
Net income                             $ 27,172   $ 23,349   $ 18,988
Other comprehensive income,
 net of tax:
 Unrealized holding (loss) gain,
  net of tax benefit (expense) of
  $395 in 1999, $770 in 1998 and
  ($149) in 1997 on securities             (618)    (1,204)       233

COMPREHENSIVE INCOME                   $ 26,554   $ 22,145   $ 19,221
Basic and diluted earnings per share   $   1.98   $   1.70   $   1.39
Weighted average number of shares
 outstanding                             13,736     13,704     13,639

See notes to consolidated financial statements.



Consolidated Balance Sheets
                                            Year Ended December 31,
(in thousands, except per share data)         1999        1998

ASSETS
Cash and cash equivalents                     $ 37,459    $ 42,825
Short-term investments                             481         805
Premiums, commissions and fees receivable       67,783      69,736
Other current assets                             7,214       9,873
     Total current assets                      112,937     123,239
Fixed assets, net                               14,337      13,777
Intangibles, net                                91,813      79,704
Investments                                      9,449      10,503
Other assets                                     6,627       4,906
     Total assets                             $235,163    $232,129

LIABILITIES
Premiums payable to insurance companies       $ 87,737    $ 90,346
Premium deposits and credits due customers       7,771       8,379
Accounts payable and accrued expenses           20,458      17,154
Current portion of long-term debt                3,548       4,960
     Total current liabilities                 119,514     120,839
Long-term debt                                   3,909      17,378
Deferred income taxes                            1,578       2,403

<PAGE 7>

Other liabilities                                7,136       7,829
     Total liabilities                         132,137     148,449

SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share;
 authorized 70,000 shares; issued 13,720
 shares at 1999 and 13,770 shares at 1998        1,372       1,377
Retained earnings                               96,732      76,763
Accumulated other comprehensive income,
 net of tax effect of $3,147 at 1999 and
 $3,542 at 1998                                  4,922       5,540
   Total shareholders' equity                  103,026      83,680
   Total liabilities and shareholders' equity $235,163    $232,129

See notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity
                       Common Stock                      Accumulated
                                                           Other
                                       Additional          Compre-
                                       Paid-in   Retained  hensive
(in thousands,       Shares   Amount   Capital   Earnings  Income    Total
 except per share
 data)
BALANCE, JANUARY 1,
 1997               13,535   $ 1,354   $ 1,211   $ 58,302   $ 6,511  $ 67,378
Net income                                         18,988              18,988
Acquired and issued
 for employee stock
 benefit plans and
 stock acquisitions    123        12    (1,211)    (3,925)             (5,124)
Net increase in
 unrealized appre-
 ciation of
 available-for-
 sale securities                                                233       233
Shareholder
 distributions
 from pooled
 entities                                            (600)               (600)
Cash dividends paid
 ($.3533 per share)                                (4,636)             (4,636)

BALANCE,
 DECEMBER 31,
  1997              13,658     1,366         -     68,129     6,744    76,239
Net income                                         23,349              23,349
Acquired and
 issued for
 employee
 stock benefit
 plans and stock
 acquisitions          112        11         -     (8,388)             (8,377)
Net decrease in
 unrealized
 appreciation of
 available-for-
 sale securities                                             (1,204)   (1,204)
Shareholder
 distributions
 from pooled
 entities                                            (833)               (833)
Cash dividends paid
 ($.4100 per share)                                (5,494)             (5,494)

BALANCE,
 DECEMBER 31,
  1998             13,770      1,377         -     76,763    5,540     83,680
Net income                                         27,172              27,172
Acquired and
 issued for
 employee stock
 benefit plans
 and stock
 acquisitions         (50)        (5)        -         95                  90
Net decrease in
 unrealized
 appreciation
 of available-
 for-sale
 securities                                                   (618)      (618)
Shareholder
 distributions
 from pooled
 entities                                          (1,061)             (1,061)
Cash dividends
 paid
 ($.4600 per share)                                (6,237)             (6,237)

BALANCE,
 DECEMBER  31,
  1999              13,720  $ 1,372   $    -    $  96,732  $ 4,922   $103,026

See notes to consolidated financial statements.



Consolidated Statements of Cash Flows
                                           Year Ended December 31,
(in thousands)                          1999       1998      1997

CASH FLOWS FROM OPERATING ACTIVITIES

<PAGE 8>

Net income                             $ 27,172    $ 23,349    $ 18,988
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Depreciation                             4,152       3,565       3,190
 Amortization                             7,657       5,853       5,640
 Compensation expense under
  performance stock plan                  1,263         732         176
 Provision for doubtful accounts             -          -           250
 Deferred income taxes                    (430)         271         (94)
 Net (gains) losses on sales of
  investments, fixed assets
  and customer accounts                   (452)         406        (933)
 Premiums, commissions and fees
   receivable decrease (increase)        1,953       (2,525)       (545)
 Other assets increase                    (851)      (1,432)     (1,294)
 Premiums payable to insurance
  companies (decrease) increase         (2,608)       6,837       1,236
 Premium deposits and credits due
  customers (decrease) increase           (608)       1,344        (294)
 Accounts payable and accrued
  expenses increase (decrease)           3,303       (1,814)      4,848
 Other liabilities (decrease) increase    (823)       1,247         339
 Net cash provided by operating
  activities                            39,728       37,833      31,507
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to fixed assets               (4,936)      (4,560)    (2,915)
Payments for businesses acquired,
 net of cash acquired                  (18,154)     (29,608)    (3,072)
Proceeds from sales of fixed
 assets and customer accounts              647          148        597
Purchases of investments                  (124)      (1,184)      (262)
Proceeds from sales of investments         627        1,030        557
Net cash used in investing activities  (21,940)     (34,174)    (5,095)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt             (17,106)      (7,835)    (2,824)
Proceeds from long-term debt               738       12,000      2,068
Exercise of stock options and
 issuances of stock                      1,664        1,113        868
Purchases of stock                      (1,152)      (9,233)    (5,860)
Shareholder distributions from pooled
 entities                               (1,061)        (833)      (600)
Cash dividends paid                     (6,237)      (5,494)    (4,636)
Net cash used in financing activities  (23,154)     (10,282)   (10,984)
Net (decrease) increase in cash and
 cash equivalents                       (5,366)      (6,623)    15,428
Cash and cash equivalents at beginning
 of year                                42,825       49,448     34,020
Cash and cash equivalents at end of
 year                                 $ 37,459     $ 42,825   $ 49,448

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1   Summary of Significant Accounting Policies

Nature of Operations

Brown & Brown, Inc. (formerly Poe & Brown, Inc.) and subsidiaries (the "Company") is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and administers property and casualty insurance and employee benefits coverage for professional and commercial groups nationwide; the Service Division, which provides insurance-related services such as third-

<PAGE 9>

party administration and
consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

     As more fully described in Note 2 - Mergers, the accompanying consolidated financial statements for all periods presented have been restated to show the effect of the acquisitions of Ampher Insurance, Inc., Ross Insurance of Florida, Inc., Signature Insurance Group, Inc. and C,S&D, a Florida general partnership, during 1999, and Daniel-James Insurance Agency, Inc. during 1998.

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

<PAGE 10>

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

     Accumulated other comprehensive income reported in shareholders' equity was $4,922,000 at December 31, 1999 and $5,540,000 at December 31, 1998, net of deferred income taxes of $3,147,000 and $3,542,000, respectively. The Company owned 559,970 shares of Rock-Tenn Company common stock at December 31, 1999 and 1998 which have been classified as non-current, available-for-sale securities. The Company has no current plans to sell these shares.

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

Intangibles

Intangible assets are stated at cost less accumulated amortization and principally represent purchased customer accounts, non-compete agreements, acquisition costs, purchased contract agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements, acquisition costs, and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of costs over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 15 to 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.

     The carrying value of intangibles, corresponding with each agency division comprising the Company, is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance brokerage and agency industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Company assesses the carrying value of its intangibles by comparison to a reasonable multiple applied to corresponding revenues, as well as considering the operating cash flow generated by the corresponding agency division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted; however, no impairments have been recorded for the years ended December 31, 1999, 1998 and 1997.

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

Earnings Per Share

<PAGE 11>

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

Note 2   Mergers

On July 20, 1999, the Company issued 167,328 shares of its common stock in exchange for all of the outstanding stock of Ampher Insurance, Inc. and Ross Insurance of Florida, Inc. (collectively referred to as "Ampher-Ross"), both Florida corporations with an office in Ft. Lauderdale, Florida.

     On November 10, 1999, the Company issued 105,385 shares of its common stock in exchange for all of the outstanding stock of Signature Insurance Group, Inc. ("Signature"), a Florida corporation with an office in Ocala, Florida, and for all of the outstanding membership interests of C,S&D, a Florida general partnership established in January 1999.

     These transactions have been accounted for under the pooling-of-interests method of accounting, and accordingly, the Company's consolidated financial statements and related notes have been restated for all periods prior to the acquisitions to include the results of operations, financial positions and cash flows of Ampher-Ross, Signature and C,S&D.

     The following table reflects the 1998 and 1997 individual and combined operating results of the Company, Ampher-Ross, Signature and C,S&D.

                    Audited              Unaudited
                    Brown &   Ampher-
(in thousands of    Brown     Ross       Signature    C,S&D      Combined
 dollars,except
 per share data)

1998
  Revenues          $153,791  $ 2,994    $ 2,162       $  -       $158,947
  Net Income          23,053       86        210          -         23,349

1997
  Revenues          $138,607  $ 2,761    $ 2,133       $  -       $143,501
  Net Income          18,666       64        258          -         18,988

                                                       1998       1997
NET INCOME PER SHARE

As previously recorded                                 $    1.72  $ 1.40
As combined                                            $    1.70  $ 1.39


          On April 14, 1998, the Company issued 278,765 shares of its common stock in exchange for all of the outstanding stock of Daniel-James Insurance

<PAGE 12>

Agency, Inc. ("Daniel-James"), an Ohio
corporation with offices in Toledo, Ohio and Indianapolis, Indiana, and for all of the outstanding membership interests of Becky-Lou Realty Limited ("Becky-Lou"), an Ohio limited liability company. This transaction has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements and related notes to the consolidated financial statements have been restated for all periods prior to the acquisition to include the results of operations, financial positions and cash flows of Daniel-James and Becky-Lou.

     The following table reflects the 1997 individual and combined operating results of the Company, Daniel-James and Becky-Lou.

                           Audited          Unaudited

                           Brown &     Daniel-
(in thousands of dollars,  Brown       James     Becky-Lou    Combined
 except per share data)

1997
Revenues                   $129,190    $  9,215  $   202      $138,607
Net Income                   19,386        (774)      54        18,666

                                                                 1997
NET INCOME PER SHARE
As previously recorded                                         $  1.48
As combined                                                    $  1.40


Note 3   Acquisitions

During 1999, the Company acquired the assets of six general insurance agencies, several books of business (customer accounts) and the outstanding stock of two general insurance agencies at an aggregate cost of $19,612,000, including $18,154,000 of net cash payments and the issuance of notes payable in the amount of $1,458,000. Each of these acquisitions was accounted for as a purchase, and substantially the entire cost was assigned to purchased customer accounts, non-compete agreements and goodwill. The results of operations for the acquired companies have been combined with those of the Company since their respective acquisition dates. Due to the aggregate immaterial nature of these transactions, 1999 pro forma disclosure is not presented.

     During 1998, the Company acquired the assets of 19 general insurance agencies, several books of business and the outstanding shares of one general insurance agency at an aggregate cost of $34,599,000, including $29,608,000 of net cash payments and the issuance of notes payable in the aggregate amount of $4,991,000. These acquisitions were accounted for as purchases and substantially the entire cost was assigned to purchased customer accounts, non-compete agreements and goodwill.

     The results of operations for the acquisitions completed during 1998 have been combined with those of the Company since their respective acquisition dates. If the acquisitions had occurred at the beginning of the years presented, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

                                                  Unaudited
(in thousands, except per share data)         Year Ended December 31,

                                              1998        1997
Total revenues                                $167,700    $166,577
Income before taxes                             38,832      33,192
Net income                                      23,876      20,335
Earnings per share                            $   1.74    $   1.49


     During 1997, the Company acquired four general insurance agencies and several books of business, all of which were accounted for as purchases. The

<PAGE 13>

total cost of these acquisitions
was $5,439,000, including $3,072,000 of cash payments and notes payable of $2,367,000. The total purchase price was assigned to purchased customer accounts, non-compete agreements and goodwill.

The results of operations for the acquired companies have been combined with those of the Company since their respective acquisition dates.

     Additional or return consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangibles when the contingency is settled. Payments of this nature totaling $1,611,000, $1,536,000 and $154,000 were made in 1999, 1998 and
1997, respectively. As of December 31, 1999, the maximum future contingency payments related to acquisitions totaled $4,977,000.

Note 4   Investments

Investments at December 31 consisted of the following:

                                                        1999
                                                   Carrying Value

                                                              Non-
(in thousands)                                     Current    Current
Available-for-sale marketable equity securities    $  197     $  9,449
Nonmarketable equity securities and certificates
 of deposit                                           284          -
Total investments                                  $  481     $  9,449

                                                        1998
                                                   Carrying Value

                                                              Non-
(in thousands)                                     Current    Current
Available-for-sale marketable equity securities    $  235     $ 10,503
Nonmarketable equity securities and certificates
 of deposit                                           570         -
Total investments                                  $  805     $ 10,503


   The following summarizes available-for-sale securities at December 31:

                                        Gross       Gross
                            Unrealized  Unrealized  Estimated
(in thousands)              Cost        Gains       Losses       Fair Value

Marketable Equity Securities:

1999                        $ 1,576     $ 8,095     $  25       $ 9,646
1998                        $ 1,655     $ 9,093     $  10       $10,738


     In 1999, proceeds from sales of available-for-sale securities totaled $627,000, resulting in gross realized gains of approximately $138,000. Proceeds from sales of available-for-sale securities totaled $1,030,000 in 1998, resulting in gross realized gains of approximately $165,000. In 1997, proceeds from sales of available-for-sale securities totaled $557,000, resulting in gross realized gains and losses of approximately $349,000 and ($23,000), respectively.

     Cash and cash equivalents, investments, premiums and commissions receivable, premiums payable to insurance companies, premium deposits and credits due customers, accounts payable and accrued expenses, and current and long-term debt are considered financial instruments. The carrying amount for each of these items at both December 31, 1999 and 1998 approximates its fair value.

Note 5   Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)                              1999        1998

<PAGE 14>

Furniture, fixtures and equipment           $ 32,661    $ 31,003
Land, buildings and improvements               2,092       1,361
Leasehold improvements                         1,755       1,418
                                            $ 36,508    $ 33,782
Less accumulated depreciation and
 amortization                                 22,171      20,005
                                            $ 14,337    $ 13,777

     Depreciation expense amounted to $4,152,000 in 1999, $3,565,000 in 1998 and $3,190,000 in 1997.

Note 6   Intangibles

Intangibles at December 31 consisted of the following:

(in thousands)                             1999            1998

Purchased customer accounts                $  87,955       $  74,620
Non-compete agreements                        21,653          19,111
Goodwill                                      32,312          28,577
Acquisition costs                              1,705           1,552
                                             143,625         123,860
Less accumulated amortization                 51,812          44,156
                                            $ 91,813        $ 79,704

     Amortization expense amounted to $7,657,000 in 1999, $5,853,000 in 1998 and $5,640,000 in 1997.

Note 7   Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)                             1999           1998

Long-term credit agreement                 $ 4,000        $  4,000
Revolving credit facility                        -          12,000
Notes payable from treasury stock purchases    395             647
Acquisition notes payable                    2,372           5,520
Other notes payable                            690             171
                                             7,457          22,338
Less current portion                         3,548           4,960
Long-term debt                             $ 3,909        $ 17,378

     In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate plus 1% (9.50% at December 31, 1999). At December 31, 1999, $4 million (the maximum amount currently available for borrowings) was outstanding. In accordance with an August 1, 1998 amendment to the loan agreement, the outstanding balance will be repaid in annual installments of $1 million each August beginning in 2000. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

     The Company also has a revolving credit facility with a national banking institution that provides for available borrowings of up to $50 million, with a maturity date of October 2000. On borrowings of up to $8 million, the outstanding balance is adjusted daily based upon cash flows from operations. The interest rate on this portion of the facility is equal to the prime rate

<PAGE 15>

less 1% (7.50% at December 31, 1999). On borrowings in excess of $8 million, the interest rate on this portion of the facility is LIBOR plus 0.45% to 1.25%, depending on certain financial ratios that are calculated on a quarterly basis. A commitment fee of 0.125% per annum is assessed on the unused balance. At December 31, 1999, there were no borrowings against the facility; at December 31, 1998, $12 million was outstanding.

     Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from calendar years ending 2000 and 2001. These notes have been discounted at an effective yield of 8.50% for presentation in the consolidated financial statements.

     Acquisition notes payable represent debt incurred to former owners of certain agencies acquired in 1999, 1998 and 1997. These notes, including future contingent payments, are payable in monthly and annual installments through 2002, including interest of 6%.

     Maturities of long-term debt for succeeding years are $3,548,000 in 2000, $1,283,000 in 2001, $1,049,000 in 2002,
$1,053,000 in 2003 and $524,000 in 2004 and beyond.

 Note 8   Income Taxes

At December 31, 1999, the Company had a net operating loss carryforward of $302,000 for income tax reporting purposes, portions of which expire in the years 2000 through 2013. This carryforward was derived from an agency acquired by the Company in 1998. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax asset related to this carryforward.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)                       1999                1998
Deferred tax liabilities:
 Fixed assets                        $  1,087            $ 1,228
 Net unrealized appreciation of
  available-for-sale securities         3,147              3,542
 Installment sales                         -                   2
 Prepaid insurance and pension            721                771
 Intangible assets                        237                208
Total deferred tax liabilities       $  5,192            $ 5,751
Deferred tax assets:
 Deferred compensation               $  2,249            $ 1,926
 Accruals and reserves                    954              1,010
 Net operating loss carryforwards         179                179
 Other                                    270                271
 Valuation allowance for deferred
  tax assets                              (38)               (38)
Total deferred tax assets            $  3,614           $  3,348
Net deferred tax liabilities         $  1,578           $  2,403


     Significant components of the provision (benefit) for income taxes are as follows:

(in thousands)                      1999          1998        1997
Current:
     Federal                        $ 15,015      $ 12,367    $ 10,534
     State                             2,451         1,955       1,730
Total current provision             $ 17,466      $ 14,322    $ 12,264
Deferred:
     Federal                            (386)          267        (228)
     State                               (44)           31         (40)
Total deferred (benefit)

<PAGE 16>

  provision                            (430)          298        (268)
Total tax provision                 $ 17,036      $ 14,620    $ 11,996


     A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:

                                   1999            1998        1997

Federal statutory tax rate         35.0 %          35.0 %      35.0 %
State income taxes, net of
 federal income tax benefit         3.6             3.4         3.7
Interest exempt from taxation
 and dividend exclusion            (0.3)           (0.2)       (0.8)
Non-deductible goodwill
 amortization                       0.4             0.4         0.4
Other, net                         (0.2)           (0.1)        0.4
Effective tax rate                 38.5 %          38.5 %      38.7 %


     Income taxes payable were $2,464,000 and $1,463,000 at December 31, 1999 and December 31, 1998, respectively, and are reported as a component of accounts payable and accrued expenses.

Note 9   Employee Benefit Plan

The Company has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, the Company provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $2,400,000 in 1999, $2,174,000 in 1998 and $1,876,000 in 1997.

Note 10   Stock-Based Compensation and Incentive Plans

Employee Stock Purchase Plan

The Company has adopted an employee stock purchase plan ("the Stock Purchase Plan"), which allows for substantially all employees to subscribe to purchase shares of the Company's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. Of the 750,000 shares authorized for issuance under the Stock Purchase Plan as of December 31, 1999, 332,606 shares remained available and reserved for future issuance.

     The Company accounts for the Stock Purchase Plan under Accounting principles Board (APB) No. 25, "Accounting for Stocks Issued to Employees," under which no compensation expense has been recognized. Had compensation expense for the Stock Purchase Plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," it would have had an immaterial effect on the Company's net income and earnings per share for the years ended December 31, 1999, 1998 and 1997.

Stock Performance Plan

The Company has adopted a stock performance plan, under which up to 900,000 shares of the Company's stock ("Performance Stock") may be granted to key employees contingent on the employees' years of service with the Company and other criteria established by the Company's Compensation Committee. Shares must be vested before participants take full title to Performance Stock. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the market value of the Company's common stock from the initial price specified by the Company. Awards satisfy the second condition for vesting on the earlier of: (i) 15 years of continuous employment with the Company from the date shares are granted to the participant; (ii) attainment of age 64; or (iii) death or disability of the participant. Dividends are paid on unvested Performance Stock that has satisfied the first vesting condition, and participants may exercise voting privileges on such shares. At December 31, 1999, 596,482 shares had been granted under the plan at initial stock prices ranging from $15.17 to $34.00.

<PAGE 17>

As of December 31, 1999,
331,050 shares had met the first condition for vesting; 4,800 shares had satisfied both conditions for vesting and were subsequently distributed to the participants.

     The compensation element for Performance Stock is equal to the fair market value of the shares at the date the first vesting condition is satisfied and is expensed over the remaining vesting period. Compensation expense related to this Plan totaled
$1,263,000 in 1999, $732,000 in 1998 and $175,000 in 1997.

Note 11   Supplemental Disclosures of Cash Flow Information

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:

                                         Year Ended December 31,
(in thousands)                      1999           1998        1997
Unrealized (depreciation)
 appreciation of available-
 for-sale securities net of
 tax benefit (expense) of $395
 for 1999,$770 for 1998 and
 ($149) for 1997                    $   (618)     $ (1,204)   $    233
Notes payable issued for purchased
 customer accounts                     1,458         4,991       2,367
Notes received on the sale of fixed
 assets and customer accounts          1,305         1,249         187
Cash paid during the year for:
     Interest                            730           863         738
     Income taxes                     16,535        14,112      11,211


Note 12   Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2009. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1999, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:

Year Ending December 31,                          (in thousands)
2000                                              $    6,128
2001                                                   5,661
2002                                                   5,662
2003                                                   5,028
2004                                                   3,556
Thereafter                                             4,544
Total minimum future lease payments               $   30,579


     Rental expense in 1999, 1998 and 1997 for operating leases totaled $6,314,000, $5,705,000 and $5,449,000, respectively.

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

<PAGE 18>

customers located in Florida. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Florida could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

     For the years ended December 31, 1999, 1998 and 1997, approximately 14%, 17% and 20%, respectively, of the Company's revenues were from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for as much as five percent of the Company's revenues.

Note 14   Segment Information

The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and administers property and casualty insurance and employee benefits coverage solutions for both professional and commercial groups and trade associations nationwide; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers. The Company conducts all of its operations in the United States of America.

     The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated
Financial Statements. The Company evaluates the performance of its segments based upon revenues and income before income taxes.
Intersegment revenues are not significant.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate-related items and, as it relates to segment profit, income and expense not allocated to reportable segments.

(in thousands)       Retail   Programs  Service  Brokerage  Other     Total

Year Ended
 December 31, 1999:
Total Revenues      $123,527  $ 23,822  $ 14,936  $ 15,231  $ (1,103) $176,413
Investment income      1,856     1,187       221       355    (1,059)    2,560
Interest expense       1,136        -         -         -       (452)      684
Depreciation and
     amortization      8,686     1,518       384       966       255    11,809
Income (loss) before
     income taxes     26,478     7,493     2,475     5,533     2,229    44,208
Total assets         151,226    56,908     6,172    32,362   (11,505)  235,163
Capital expenditures   2,799       504       346       193     1,094     4,936

Year Ended
 December 31, 1998:
Total Revenues      $105,504  $ 26,737  $ 14,025  $ 13,611  $  (930)  $158,947
Investment income      1,689     1,684       207       358     (613)     3,325
Interest expense         844        -         -         12     (287)       569
Depreciation and
     amortization      6,512     1,452       319       925      210      9,418
Income (loss) before
     income taxes     21,795     9,515     2,496     4,888     (725)    37,969
Total assets         127,532    59,686     5,421    29,850    9,640    232,129
Capital expenditures   3,227       666       383       223       61      4,560

Year Ended
  December 31, 1997:
Total Revenues      $ 89,929  $ 26,821  $ 12,333  $ 13,440   $  978   $143,501
Investment income      1,293     1,904       183       421      440      4,241
Interest expense         124        -         -        313      537        974
Depreciation and
     amortization      5,632     1,203       335       783      877      8,830
Income (loss) before
     income taxes     15,523     9,657     1,964     4,783     (943)    30,984

<PAGE 19>

Total assets         113,883    58,505     4,178    29,470       65    206,101
Capital expenditures   1,789       563       259       283       21      2,915


     Revenue from insurance policies underwritten by one insurance company represents approximately $24 million of the Company's consolidated revenues. All of the reported segments derive revenue from this insurance company.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Brown & Brown, Inc.

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                              /S/ ARTHUR ANDERSEN, LLP
Orlando, Florida
January 19, 2000