Form 10-K, Exhibit 13
period 2000-12-31
BROWN & BROWN INC
filed 2001-03-14
CIK 79282

EXHIBIT 13
Business Description

Brown & Brown® is an independent insurance intermediary organization that provides a variety of insurance products and services to corporate, institutional, professional and individual clients. Headquartered in Daytona Beach and Tampa, Florida, offices are located across the United States, with products and services offered through four major business divisions.

Brokerage Division
The Brokerage Division markets and sells excess and surplus commercial insurance, as well as niche program products, primarily through independent agents and brokers.
Office locations:
- Florida: Altamonte Springs, Davie, Daytona Beach, Ft. Lauderdale, Miami Lakes, Orlando, St. Petersburg
- Georgia: Atlanta
- Texas: San Antonio
Service Division

The Service Division provides insurance-related services, including third-party administration, consulting for workers' compensation and employee benefit self-insurance and managed health care services.

Office locations:
- Florida: Daytona Beach, Orlando
- Louisiana: Lafayette

National Programs Division

The National Programs Division is split into two distinct units. The National Professional Programs Division pro-vides professional liability and related package products for niche professions, delivered through nationwide networks of independent agents. The National Commercial Programs Division markets specially designed commercial and industry group insurance programs through a select independent agent network.

Office locations:
Professional Programs: Tampa, Florida
Commercial Programs: Tampa, Florida

Retail Division
The Retail Division provides a broad range of insurance products and services to commercial, governmental, professional and individual clients.

Office locations:
- Arizona: Phoenix, Prescott, Tucson
- California: Oakland, Thousand Oaks
- Colorado: Colorado Springs, Denver, Ft. Collins, Longmont, Steamboat Springs

- Florida: Altamonte Springs, Brooksville, Davie, Daytona Beach, Ft. Lauderdale, Ft. Myers, Ft. Pierce, Jacksonville, Leesburg, Melbourne, Miami, Monticello, Naples, Ocala, Orlando, Panama City, Pensacola, Perry, Port Charlotte, Sarasota, St. Petersburg, Tallahassee, Tampa, Titusville, West Palm Beach, Winter Haven

- Georgia: Atlanta, Canton, Rome
- Indiana: Indianapolis
- Iowa: Des Moines
- Louisiana: Abbeville, Breaux Bridge, Eunice, Lafayette, New Iberia, Opelousas, Ruston
- Michigan: Flint, Jackson
- Minnesota: Albert Lea, Austin, Duluth, East Grand Forks, Fairmont, Mankato, New Ulm, St. Cloud
- Nevada: Las Vegas
- New Jersey: Clark, Washington
- New Mexico: Albuquerque, Roswell, Taos
- New York: Albany, Avon, Buffalo, Dansville, Endicott, Geneva, Hornell, Ithaca, Jamestown, Lockport, Naples, Penn Yan, Rochester, Rome, Sodus Point, Spencerport, Syracuse, Wellsville, Wolcott
- North Dakota: Bismarck, Fargo, Minot
- Ohio: Toledo
- Pennsylvania: Bethlehem
- South Carolina: Charleston, Greenville, Spartanburg, Union
- Tennessee: Kingsport
- Texas: Houston
- Virginia: Bristol, Norfolk, Norton, Richlands, Richmond, Roanoke, Virginia Beach, West Point
- West Virginia: Bluefield
- Wisconsin: LaCrosse
- Wyoming: Cheyenne

Financial Highlights
			Year ended December 31,
(in thousands, except per share data) (1)	2000	Percent Change	1999	1998	1997	1996
Commissions and fees (2)	$204,862	11.5	$183,681	$167,532	$149,819	$139,390
Total revenues	$209,706	11.3	$188,391	$171,485	$156,200	$145,200
Total expenses	$155,728	7.9	$144,382	$132,882	$124,655	$116,460
Income before taxes	$53,978	22.7	$44,009	$38,603	$31,545	$28,740
Net income	$33,186	23.9	$26,789	$23,562	$19,188	$17,685
Net income per share	$1.16	23.4	$0.94	$0.83	$0.68	$0.63
Weighted average number of shares outstanding	28,663		28,445	28,380	28,251	28,125
Dividends declared per share	$0.2700		$0.2300	$0.2050	$0.1767	$0.1633
Total assets	$276,719		$244,423	$241,196	$217,604	$201,004
Long-term debt	$2,736		$5,086	$18,922	$7,905	$7,214
Shareholders' equity (3)	$121,911		$103,005	$84,117	$77,006	$68,255

(1) All share and per-share information has been restated to give effect to the three-for-two common stock split, which became effective February 27, 1998 and the two-for-one common stock split, which became effective August 23, 2000. Each stock split was effected as a stock dividend. Prior years' results have been restated to reflect, among other acquisitions, the stock acquisitions of Daniel-James in 1998; Ampher-Ross and Signature Insurance Group in 1999; and Bowers, Schumann & Welch, The Flagship Group, WMH and Huffman & Associates, and Mangus Insurance & Bonding in 2000.

(2) See Notes 2 and 3 to consolidated financial statements for information regarding business purchase transactions which impacts the comparability of this information.

(3) Shareholders' equity as of December 31, 2000, 1999, 1998, 1997 and 1996 included net increases of $2,495,000, $4,922,000, $5,540,000, $6,744,000 and $6,511,000, respectively, as a result of the company's application of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

General

In April of 1993, Poe & Associates, Inc., headquartered in Tampa, Florida, combined with Brown & Brown, Inc., headquartered in Daytona Beach, Florida, forming Poe & Brown, Inc. In April of 1999, the shareholders voted to change the name to Brown & Brown, Inc. (the "Company"). Since that transaction, the Company's operating results have steadily improved. The Company achieved pre-tax income from operations of $53,978,000 in 2000, compared with $44,009,000 in 1999 and $38,603,000 in 1998. Pre-tax income as a percentage of total revenues was 25.7% in 2000, 23.4% in 1999 and 22.5% in 1998. This upward trend in 2000 is primarily the result of a general increase in premium rates coupled with modest new business growth and continued operating efficiencies.

The Company's revenues are comprised principally of commissions paid by insurance companies, fees paid directly by clients and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the insureds' underlying insurable exposure units such as property values, sales and payroll levels. These premium rates are established by insurance companies based upon many factors, none of which is controlled by the Company. Beginning in 1986 and continuing through 1999, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for expanding market share. Among other factors, this condition of prevailing decline in premium rates, commonly referred to as a "soft market," has generally resulted in flat to reduced commissions on renewal business. Although premium rates vary by line of business and by geographical region, in general, there was a gradual increase in premium rates during the year 2000, reversing the soft market trend of recent years. It is anticipated that premium rates will continue to increase through at least the first half of 2001.

The development of new and existing proprietary programs, fluctuations in insurable exposure units and the volume of business from new and existing clients, and changes in general economic and competitive conditions further impact revenues. For example, stagnant rates of inflation in recent years have generally limited the increases in insurable exposure units. Conversely, the increasing trend in litigation settlements and awards has caused some clients to seek higher levels of insurance coverage. Still, the Company's revenues continue to grow through quality acquisitions, intense initiatives for new business and development of new products, markets and services. The Company anticipates that results of operations for 2001 will continue to be influenced by these competitive and economic conditions.

During 2000, the Company acquired, through exchanges of shares, the following four separate agency groups: June 2, 2000 - Bowers, Schumann & Welch; November 21, 2000 - The Flagship Group, Ltd.; December 13, 2000 - WMH, Inc. and Huffman & Associates, Inc.; and December 29, 2000 - Mangus Insurance & Bonding, Inc. During 1999, the Company acquired, also through exchanges of shares, the following two separate agency groups: July 20, 1999 - Ampher Insurance, Inc. and Ross Insurance of Florida, Inc; and November 10, 1999 - Signature Insurance Group, Inc. and C,S&D, a Florida general partnership. On April 14, 1998, the Company acquired Daniel-James Insurance Agency, Inc. and Becky-Lou Realty Limited, through an exchange of shares. Each of these transactions has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the acquisitions to include the results of operations, financial positions and cash flows of the acquired entities.

During 2000, the Company acquired the assets of five general insurance agencies, several books of business and the outstanding shares of one general insurance agency. Each of these transactions was accounted for as a purchase. During 1999, the Company acquired the assets of six general insurance agencies, several books of business (customer accounts) and the outstanding shares of two general insurance agencies. Each of these transactions was accounted for as a purchase. During 1998, the Company acquired the assets of 19 general insurance agencies, several books of business and the outstanding shares of one general insurance agency. Each of these transactions was accounted for as a purchase.

Effective January 1, 2001, the Company acquired the insurance agency-related operations and assets of Riedman Corporation ("Riedman") and accounted for the transaction as a purchase. Riedman has more than 60 offices in 13 states (principally where the Company did not formerly have an office location), and generated approximately $53.4 million of revenues in 2000. It is expected that the Riedman offices could contribute up to $0.06 to the Company's 2001 net income per share.

Contingent commissions may be paid to the Company by insurance carriers based upon the volume, growth and/or profitability of the business placed with such carriers by the Company and are primarily received in the first quarter of each year. In the last three years, contingent commissions have averaged approximately 4.6% of total revenues.

Fee revenues are generated principally by the Service Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. For the past three years, fee revenues have generated an average of 8.9% of total commissions and fees.

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

Results of Operations for the Years

Ended December 31, 2000, 1999 and 1998

Commissions and Fees

Commissions and fees increased 12% in 2000, 10% in 1999 and 12% in 1998. Excluding the effect of acquisitions, core commissions and fees increased 8% in 2000, 2% in 1999 and 2% in 1998. The 2000 results reflect an increase in commissions for the Retail, Brokerage and Services divisions while the National Programs division posted a decrease. The increases in commissions excluding the effect of acquisitions for the Retail and Brokerage divisions were primarily due to the general increase in premium rates during the year. The increase in the Services division's 2000 commissions excluding the effects of acquisitions was primarily due to new business sales. The National Programs division's commissions decreased again in 2000 continuing the downward trend that began in 1998, although at a slower rate. This trend was primarily due to business lost as a result of transferring certain program business to new insurance carriers. During 1999 and 1998, property and casualty insurance premium prices declined from the previous year, and this decline was primarily responsible for the slower growth rate; however, certain segments and industries had some increases in insurable units during the year.

Investment Income

Investment income increased to $3,890,000 in 2000, compared with $2,810,000 in 1999 and $3,654,000 in 1998. The increase in 2000 is primarily due to higher levels of invested cash. Investment income also includes gains of approximately $109,000 in 2000, $138,000 in 1999 and $165,000 in 1998 realized from the sale of investments in various equity securities and partnership interests.

Other Income

Other income consists primarily of gains and losses from the sale and disposition of assets. There were gains of $122,000 during 2000 for sold customer accounts. During 1999, gains from the sale of customer accounts were $1,162,000, compared with losses of $115,000 in 1998. The gain in 1999 was primarily attributable to the disposition of certain accounts in the Lawyer's Protector Plan® of the Company's National Programs Division.

Employee Compensation & Benefits

Employee compensation and benefits increased approximately 10% in 2000, 9% in 1999 and 8% in 1998. Employee compensation and benefits as a percentage of total revenue was 52% in 2000 and 1999, and 53% in 1998. The Company had 1,614 full-time employees at December 31, 2000, compared with 1,487 at the beginning of the year and 1,534 at December 31, 1998. The increase in personnel during 2000 is primarily attributable to acquisitions made during the year. The decrease in personnel during 1999 is primarily attributable to the restructuring of the National Programs division.

Other Operating Expenses

Other operating expenses increased 2% in 2000 and 1999 and 4% in 1998. Other operating expenses as a percentage of total revenues decreased to 16% in 2000 from 18% in 1999 and 19% in 1998. The continuing decline in operating expenses, expressed as a percentage of total revenues, is attributable to the effective cost containment measures brought about by the Company's "Project 28" initiative that is designed to identify areas of excess expense and to the fact that certain significant other operating expenses such as office rent, office supplies and telephone costs do not increase on the same incremental basis as commission revenue in an increasing premium rate environment.

Depreciation

Depreciation increased 3% in 2000, 15% in 1999, and 12% in 1998. The increases in 1999 and 1998 are primarily due to the additions and upgrades of computer equipment and software in preparation for the Year 2000.

Amortization and Interest

Amortization expense increased $794,000, or 10%, in 2000, $1,836,000, or 31%, in 1999, and $246,000, or 4%, in 1998. The increase each year is due to the additional amortization of intangibles as a result of new acquisitions since 1998.

Interest expense decreased $238,000, or 29%, in 2000, and increased $100,000, or 14%, in 1999. Interest expense decreased $438,000, or 38%, in 1998. The decrease in 2000 and 1998 was the result of reduced outstanding debt. The increase in 1999 is due to higher levels of debt during the first quarter of 1999 and the assumption of debt in certain pooling acquisitions.

Income Taxes

The effective tax rate on income from operations was 38.5% in 2000, 39.1% in 1999, and 39.0% in 1998.

Liquidity and Capital Resources

The Company's cash and cash equivalents of $31,313,000 at December 31, 2000 increased by $7,356,000 from $23,957,000 at December 31, 1999. During 2000, $44,071,000 of cash was provided from operating activities. From this amount and existing cash balances, $18,226,000 was used to acquire businesses, $7,525,000 was used to pay dividends, $5,535,000 was used for purchases of the Company's stock, $4,102,000 was used for additions to fixed assets, and $4,064,000 was used to repay long-term debt.

The Company's cash and cash equivalents of $23,957,000 at December 31, 1999 decreased by $4,789,000 from the December 31, 1998 balance of $28,746,000. During 1999, $40,610,000 of cash was provided from operating activities. From this amount and existing cash balances, $18,154,000 was used to acquire businesses, $17,583,000 was used to repay long-term debt, $6,237,000 was used to pay dividends, and $5,070,000 was used for additions to fixed assets.

The Company's cash and cash equivalents of $28,746,000 at December 31, 1998 decreased by $10,610,000 from $39,356,000 at December 31, 1997. During 1998, $34,802,000 of cash was provided from operating activities and $12,064,000 was received on long-term debt financing. From these amounts and existing cash balances, $29,608,000 was used to acquire businesses, $9,233,000 was used for purchases of the Company's stock, $7,835,000 was used to repay long-term debt, $5,494,000 was used to pay dividends, and $4,764,000 was used for additions to fixed assets.

The Company's current ratio was 1.03, 0.95 and 1.02 at December 31, 2000, 1999 and 1998, respectively. The decrease in the current ratio in 1999 is primarily attributable to the repayment of long-term debt during 1999.

The Company continues to maintain its credit agreement with a major insurance company under which $3 million (the maximum amount available for borrowing) was outstanding at December 31, 2000. The available amount will decrease by $1 million each August through 2003. The credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

The Company also has a revolving credit facility with a national banking institution that provides for available borrowings of up to $50 million, with a maturity date of October 2002. On borrowings of up to $8 million, the outstanding balance is adjusted daily based upon cash flows from operations. The interest rate on this portion of the facility is equal to the prime rate less 1.00% (8.50% at December 31, 2000). On borrowings in excess of $8 million, the interest rate on this portion of the facility is London Inter-Bank Offering Rate ("LIBOR") plus 0.45% to 1.00%, depending on certain financial ratios that are calculated on a quarterly basis. A commitment fee of 0.15% per annum is assessed on the unused balance. There were no borrowings against the facility at December 31, 2000 and December 31, 1999.

Related primarily to the Riedman acquisition, the Company has entered into a $90 million seven-year term loan, bearing an interest rate between the LIBOR plus 0.50% and LIBOR plus 1.00%, depending upon the Company's quarterly ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The loan was fully funded on January 3, 2001.

The Company believes that its existing cash, cash equivalents, short-term investment portfolio, funds generated from operations and the availability of the bank line of credit will be sufficient to satisfy its normal financial needs through at least the end of 2001. Additionally, the Company believes that funds generated from future operations will be sufficient to satisfy its normal financial needs, including the required annual principal payments of its long-term debt and any potential future tax liability.

Forward-Looking Statements

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or make verbal statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance of future revenues or earnings, business prospects, projected acquisitions or ventures, new products or services, anticipated market performance, compliance costs, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) competition from existing insurance agencies and new participants and their effect on pricing of premiums; (ii) changes in regulatory requirements that could affect the cost of doing business; (iii) legal developments affecting the litigation experience of the insurance industry; (iv) the volatility of the securities markets; (v) the potential occurrence of a major natural disaster in certain areas of the states of Arizona, Florida and/or New York, where a significant portion of the Company's business is concentrated; (vi) changes in the business or financial condition of the companies whose operations have been acquired by the Company; and (vii) general economic conditions. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

Consolidated Statements Of Income

	Year Ended December 31,
(in thousands, except per share data)	2000	1999	1998
Revenues
Commissions and fees	$ 204,862	$ 183,681	$ 167,532
Investment income	3,890	2,810	3,654
Other income	954	1,900	299
Total revenues	209,706	188,391	171,485
Expenses
Employee compensation and benefits	108,258	98,238	90,054
Other operating expenses	33,724	33,080	32,282
Depreciation	4,637	4,511	3,929
Amortization	8,519	7,725	5,889
Interest	590	828	728
Total expenses	155,728	144,382	132,882
Income before income taxes	53,978	44,009	38,603
Income taxes	20,792	17,220	15,041
Net income	$ 33,186	$ 26,789	$ 23,562
Basic and diluted net income per share	$ 1.16	$ 0.94	$ 0.83
Weighted average number of shares outstanding	28,663	28,445	28,380

See notes to consolidated financial statements

Consolidated Balance Sheets	As of December 31,
(in thousands, except per share data)	2000	1999
Assets
Cash and cash equivalents	$ 31,313	$ 23,957
Restricted cash	26,297	18,526
Short-term investments	373	809
Premiums, commissions and fees receivable	83,199	69,054
Other current assets	7,576	7,923
Total current assets	148,758	120,269
Fixed assets, net	14,210	15,452
Intangibles, net	101,901	91,891
Investments	5,752	9,608
Deferred income taxes	649	_
Other assets	5,449	7,203
Total assets	$ 276,719	$ 244,423
Liabilities
Premiums payable to insurance companies	$ 109,417	$ 94,364
Premium deposits and credits due customers	8,347	7,771
Accounts payable and accrued expenses	24,101	21,457
Current portion of long-term debt	2,611	3,714
Total current liabilities	144,476	127,306
Long-term debt	2,736	5,086
Deferred income taxes	-	1,408
Other liabilities	7,596	7,618
Total liabilities	154,808	141,418
Shareholders' equity
Common stock, par value $.10 per share; authorized 70,000 shares; issued 28,699 shares at 2000 and 28,412 shares at 1999	2,870	2,841
Retained earnings	116,546	95,242
Accumulated other comprehensive income, net of tax effect of $1,595 at 2000 and $3,147 at 1999	2,495	4,922
Total shareholders' equity	121,911	103,005
Total liabilities and shareholders' equity	$ 276,719	$ 244,423

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands, except per share data)	Shares	Amount
Balance, January 1, 1998	28,290	$ 2,829	$ 67,433	$ 6,744	$ 77,006
Net income			23,562		23,562
Net decrease in unrealized appreciation of available-for-sale securities				(1,204)	(1,204)
					_______
Comprehensive Income					22,358
Common stock issued/(purchased) for employee stock benefit plans and stock acquisitions, net	224	22	(8,399)		(8,377)
Shareholder distributions from Pooled entities			(1,376)		(1,376

Cash dividends paid ($.205 per share)			(5,494)		(5,494)

Balance, December 31, 1998	28,514	2,851	75,726	5,540	84,117

Net income			26,789		26,789
Net decrease in unrealized appreciation of available-for-sale securities				(618)	(618)
					_______
Comprehensive Income					26,171
Common stock (purchased)/issued for employee stock benefit plans and stock acquisitions, net	(102)	(10)	100		90
Shareholder distributions from Pooled entities			(1,136)		(1,136)
Cash dividends paid ($.230 per share)			(6,237)		(6,237)

Balance, December 31, 1999	28,412	2,841	95,242	4,922	103,005
Net income			33,186		33,186
Net decrease in unrealized appreciation of available-for-sale securities				(2,427)	(2,427)
					_______
Comprehensive Income					30,759
Common stock issued/(purchased) for employee stock benefit plans and stock acquisitions, net	287	29	(3,644)		(3,615)
Shareholder distributions from Pooled entities			(713)		(713)
Cash dividends paid ($.270 per share)			(7,525)		(7,525)
Balance, December 31, 2000	28,699	$2,870	$116,546	$ 2,495	$121,911

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
		Year Ended December 31,
(in thousands)	2000	1999	1998
Cash Flows from Operating Activities
Net income	$ 3,186	$ 26,789	$ 23,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,637	4,511	3,929
Amortization	8,519	7,725	5,889
Compensation expense under performance stock plan	483	1,263	732
Deferred income taxes	(505)	(418)	231
Net (gains) losses on sales of investments, fixed assets and customer accounts	(685)	(452)	406
Restricted cash increase	(7,771)	(1,227)	(1,899)
Premiums, commissions and fees receivable (increase) decrease	(14,145)	3,110	(1,742)
Other assets decrease (increase)	2,101	(1,071)	(1,683)
Premiums payable to insurance companies increase (decrease)	15,053	(1,079)	4,776
Premium deposits and credits due customers increase (decrease)	576	(608)	1,344
Accounts payable and accrued expenses increase (decrease)	2,644	3,021	(1,954)
Other liabilities (decrease) increase	(22)	(954)	1,211
Net cash provided by operating activities	44,071	40,610	34,802
Cash Flows from Investing Activities
Additions to fixed assets	(4,102)	(5,070)	(4,764)
Payments for businesses acquired, net of cash acquired	(18,226)	(18,154)	(29,608)
Proceeds from sales of fixed assets and customer accounts	1,283	739	148
Purchases of investments	(73)	(124)	(1,457)
Proceeds from sales of investments	494	916	1,030
Net cash used in investing activities	(20,624)	(21,693)	(34,651)
Cash Flows from Financing Activities
Payments on long-term debt	(4,064)	(17,583)	(7,835)
Proceeds from long-term debt	-	738	12,064
Exercise of stock options and issuances of stock	1,746	1,664	1,113
Purchases of stock	(5,535)	(1,152)	(9,233)
Shareholder distributions from pooled entities	(713)	(1,136)	(1,376)
Cash dividends paid	(7,525)	(6,237)	(5,494)
Net cash used in financing activities	(16,091)	(23,706)	(10,761)
Net increase (decrease) in cash and cash equivalents	7,356	(4,789)	(10,610)
Cash and cash equivalents at beginning of year	23,957	28,746	39,356
Cash and cash equivalents at end of year	$ 31,313	$ 23,957	$28,746

See notes to consolidated financial statements.

NOTES

to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Nature of Operations

Brown & Brown, Inc. and subsidiaries (the "Company") is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and administers property and casualty insurance programs for professional and commercial groups nationwide; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

As more fully described in Note 2 - Pooling-of-Interest Acquisitions, the accompanying consolidated financial statements for all periods presented have been restated to show the effect of the acquisitions of Bowers, Schumann & Welch, The Flagship Group, Ltd., WMH, Inc., Huffman & Associates, Inc., and Mangus Insurance & Bonding, Inc., during 2000; Ampher Insurance, Inc., Ross Insurance of Florida, Inc., Signature Insurance Group, Inc. and C,S&D, a Florida general partnership, during 1999; and Daniel-James Insurance Agency, Inc. and Becky-Lou Realty Limited during 1998.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

Restricted Cash, Premiums, Commissions and Fees Receivable

In its capacity as an insurance broker or agent, the Company typically collects premiums from insureds and, after deducting its authorized commission, remits the premiums to the appropriate insurance companies. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by the Company. In certain states where the Company operates, the use and investment alternatives for these funds are regulated by various state agencies. Accordingly, the Company invests these unremitted funds only in cash, money market accounts and commercial paper, and reports such amounts as restricted cash in the Consolidated Balance Sheets. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds and "commissions" are receivable from insurance companies. "Fees" are receivable from customers of the Company's Service Division.

Investments

The Company's marketable equity securities have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Nonmarketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost, and are adjusted for other-than-temporary market value declines.

Accumulated other comprehensive income reported in shareholders' equity was $2,495,000 at December 31, 2000 and $4,922,000 at December 31, 1999, net of deferred income taxes of $1,595,000 and $3,147,000, respectively. The Company owned 559,970 shares of Rock-Tenn Company common stock at December 31, 2000 and 1999 which have been classified as non-current, available-for-sale securities. The Company has no current plans to sell these shares.

Fixed Assets

Fixed assets are stated at cost. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation has been provided using principally the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized on the straight-line method over the term of the related lease.

Intangibles

Intangible assets are stated at cost less accumulated amortization and principally represent purchased customer accounts, non-compete agreements, acquisition costs, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements, and acquisition costs are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 20 years. The excess of costs over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 15 to 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.

The carrying value of intangibles, corresponding with each agency division comprising the Company, is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance brokerage and agency industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Company assesses the carrying value of its intangibles by comparison with a reasonable multiple applied to corresponding revenues, as well as considering the operating cash flow generated by the corresponding agency division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted; however, no impairments have been recorded for the years ended December 31, 2000, 1999 and 1998.

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

Net Income Per Share

Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Basic net income per share excludes dilution and diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 Pooling-of-Interest Acquisitions

On June 2, 2000, the Company issued 543,588 shares of its common stock in exchange for all the outstanding stock of Bowers, Schumann & Welch ("BSW"), a New Jersey corporation with offices in Washington, New Jersey and Bethlehem, Pennsylvania.

On November 21, 2000, the Company issued 189,914 shares of its common stock in exchange for all the outstanding stock of The Flagship Group, Ltd. ("Flagship"), a Virginia corporation with an office in Norfolk, Virginia.

On December 13, 2000, the Company issued 180,830 shares of its common stock in exchange for all the outstanding stock of WMH, Inc. and Huffman & Associates, Inc. (collectively referred to as "Huffman"), both Georgia corporations with offices in Rome and Canton, Georgia.

On December 29, 2000, the Company issued 57,955 shares of its common stock in exchange for all the outstanding stock of Mangus Insurance & Bonding, Inc. ("Mangus"), a Florida corporation with an office in Jacksonville, Florida.

These transactions have been accounted for under the pooling-of-interests method of accounting, and, accordingly, the Company's consolidated financial statements and related notes have been restated for all periods prior to the acquisitions to include the results of operations, financial positions and cash flows of BSW, Flagship, Huffman and Mangus.

The following table reflects the 1999 and 1998 individual and combined operating results of the Company, BSW, Flagship, Huffman and Mangus.
(in thousands of dollars, except per share data)	As Previously Reported	BSW	Flagship	Huffman	Mangus	Combined
1999 Revenues Net income	$ 176,413 27,172	$ 5,133 (506)	$ 3,850 244	$ 2,240 154	$ 755 (275)	$ 188,391 26,789
1998 Revenues Net income	$ 158,947 23,349	$ 5,337 (252)	$ 4,316 314	$ 2,167 157	$ 718 (6)	$ 171,485 23,562
					1999	1998
Net income per share
As previously reported					$ 0.99	$ 0.85
As combined					$ 0.94	$ 0.83

On July 20, 1999, the Company issued 334,656 shares of its common stock in exchange for all of the outstanding stock of Ampher Insurance, Inc. and Ross Insurance of Florida, Inc. (collectively referred to as "Ampher-Ross"), both Florida corporations with an office in Ft. Lauderdale, Florida.

On November 10, 1999, the Company issued 210,770 shares of its common stock in exchange for all of the outstanding stock of Signature Insurance Group, Inc. ("Signature"), a Florida corporation with an office in Ocala, Florida, and for all of the outstanding membership interests of C,S&D, a Florida general partnership established in January 1999.

These transactions have been accounted for under the pooling-of-interests method of accounting, and accordingly, the Company's consolidated financial statements and related notes have been restated for all periods prior to the acquisitions to include the results of operations, financial positions and cash flows of Ampher-Ross, Signature and C,S&D.

The following table reflects the 1998 individual and combined operating results of the Company, Ampher-Ross, Signature and C,S&D.
(in thousands of dollars, except per share data)	As Previously Reported	Ampher-Ross	Signature	C,S&D	Combined
1998
Revenues	$153,791	$ 2,994	$ 2,162	$ -	$158,947
Net income	23,053	86	210	$ -	23,349
					1998
Net income per share
As previously reported					$0.86
As combined					$0.85

On April 14, 1998, the Company issued 557,530 shares of its common stock in exchange for all of the outstanding stock of Daniel-James Insurance Agency, Inc. ("Daniel-James"), an Ohio corporation with offices in Toledo, Ohio and Indianapolis, Indiana, and for all of the outstanding membership interests of Becky-Lou Realty Limited ("Becky-Lou"), an Ohio limited liability company. This transaction has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements and related notes to the consolidated financial statements have been restated for all periods prior to the acquisition to include the results of operations, financial positions and cash flows of Daniel-James and Becky-Lou.

Note 3 Asset Acquisitions

During 2000, the Company acquired the assets of five general insurance agencies, several books of business (customer accounts) and the outstanding stock of one general insurance agency at an aggregate cost of $18,837,000, including $18,226,000 of net cash payments and the issuance of notes payable in the amount of $611,000. Each of these acquisitions was accounted for as a purchase, and substantially the entire cost was assigned to purchased customer accounts, non-compete agreements and goodwill.

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

The results of operations for the asset acquisitions have been combined with those of the Company since their respective acquisition dates. Since the majority of the acquisitions in 2000 and 1999 occurred near the beginning of each of the respective years, the pro forma effect of annualizing the revenues, net income and net income per share of these acquisitions would not be materially different from the amounts reported in the Consolidated Statements of Income. However, if the acquisitions completed during 1998 had occurred at the beginning of the year, the Company's 1998 results of operations would be as shown in the following table:
(Unaudited)
(in thousands, except per share data)	Year Ended December 31,
1998
Revenues	$ 180,236
Net income	24,063
Net income per share	$ 0.85

Additional or return consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangibles when the contingency is settled. Payments of this nature totaling $1,220,000, $1,611,000 and $1,536,000 were made in 2000, 1999 and 1998 respectively. As of December 31, 2000, the maximum future contingency payments related to acquisitions totaled $10,597,000.
Note 4 Investments
Investments at December 31 consisted of the following:
	2000		1999
(in thousands)	Carrying Value		Carrying Value
	Current Non -Current		Current Non -Current
Available-for-sale marketable equity securities	$ 80 $ 4,165		$ 525 $ 8,260
Nonmarketable equity securities and certificates of deposit	293 1,587		284 1,348
Total investments	$ 373 $ 5,752		$ 809 $ 9,608

The following summarizes available-for-sale securities at December 31:
(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable Equity Securities:
2000	$ 520	$ 3,738	$ (13)	$ 4,245
1999	$ 880	$ 7,930	$ (25)	$ 8,785

In 2000, proceeds from sales of available-for-sale securities totaled $494,000, resulting in gross realized gains and losses of approximately $144,000 and ($35,000), respectively. Proceeds from sales of available-for-sale securities totaled $916,000 in 1999, resulting in gross realized gains of approximately $138,000. In 1998, proceeds from sales of available-for-sale securities totaled $1,030,000, resulting in gross realized gains of approximately $165,000.

Cash and cash equivalents, investments, premiums and commissions receivable, premiums payable to insurance companies, premium deposits and credits due customers, accounts payable and accrued expenses, and current and long-term debt are considered financial instruments. The carrying amount for each of these items at both December 31, 2000 and 1999 approximates its fair value.

Note 5 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2000	1999
Furniture, fixtures and equipment Land, buildings and improvements Leasehold improvements	$37,508 1,918 1,844	$36,251 3,014 1,755
Less accumulated depreciation and amortization	$41,270 27,060	$ 41,020 25,568
	$14,210	$ 15,452

Depreciation expense amounted to $4,637,000 in 2000, $4,511,000 in 1999 and $3,929,000 in 1998

Note 6 Intangibles

Intangibles at December 31 consisted of the following:
(in thousands)	2000	1999
Purchased customer accounts Non-compete agreements Goodwill Acquisition costs	$106,018 22,143 32,364 1,913	$ 88,055 21,653 32,352 1,705
Less accumulated amortization	162,438 60,537	143,765 51,874
	$101,901	$91,891

Amortization expense amounted to $8,519,000 in 2000, $7,725,000 in 1999 and $5,889,000 in 1998.

Note 7 Long-Term Debt

Long-term debt at December 31 consisted of the following:
(in thousands)	2000	1999
Long-term credit agreement Revolving credit facility Notes payable from treasury stock purchases Acquisition notes payable Other notes payable	$ 3,000 - 138 1,115 1,094	$ 4,000 - 395 2,352 2,053
Less current portion	5,347 2,611	8,800 3,714
Long-term debt	$ 2,736	$ 5,086

In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate plus 1.00% (10.50% at December 31, 2000). At December 31, 2000, $3 million (the maximum amount currently available for borrowings) was outstanding. In accordance with an August 1, 1998 amendment to the loan agreement, the outstanding balance will be repaid in annual installments of $1 million each August through 2003. This credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants.

The Company also has a revolving credit facility with a national banking institution that provides for available borrowings of up to $50 million, with a maturity date of October 2002. On borrowings of up to $8 million, the outstanding balance is adjusted daily based upon cash flows from operations. The interest rate on this portion of the facility is equal to the prime rate less 1.00% (8.50% at December 31, 2000). On borrowings in excess of $8 million, the interest rate on this portion of the facility is London Inter-Bank Offering Rate ("LIBOR") plus 0.45% to 1.00%, depending on certain financial ratios that are calculated on a quarterly basis. A commitment fee of 0.15% per annum is assessed on the unused balance. There were no borrowings against the facility at December 31, 2000 and December 31, 1999.

Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and mature in 2001. These notes have been discounted at an effective yield of 8.50% for presentation in the consolidated financial statements.

Acquisition notes payable represent debt incurred to former owners of certain agencies acquired in 2000, 1999 and 1998. These notes, including future contingent payments, are payable in monthly and annual installments through 2002, including interest of 6.00%.

Maturities of long-term debt for succeeding years are $2,611,000 in 2001, $1,113,000 in 2002, $1,080,000 in 2003, $48,000 in 2004 and $495,000 in 2005 and beyond.

Related primarily to the Riedman acquisition, which is more fully described in Note 15, Subsequent Events, the Company entered into a $90 million seven-year term loan, bearing an interest rate between the LIBOR plus 0.50% and LIBOR plus 1.00%, depending upon the Company's quarterly ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The loan was fully funded on January 3, 2001.

Note 8 Income Taxes

At December 31, 2000, the Company had a net operating loss carryforward of $302,000 for income tax reporting purposes, portions of which expire in the years 2011 through 2013. This carryforward was derived from an agency acquired by the Company in 1998. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax asset related to this carryforward.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2000	1999
Deferred tax liabilities: Fixed assets Net unrealized appreciation of available-for-sale securities Prepaid insurance and pension Intangible assets	$ 817 1,595 542 363	$ 1,087 3,147 721 237
Total deferred tax liabilities	$ 3,317	$ 5,192

Deferred tax assets: Deferred compensation Accruals and reserves Net operating loss carryforwards Other Valuation allowance for deferred tax assets	$ 2,247 1,342 179 236 (38)	$ 2,433 1,022 179 188 (38)
Total deferred tax assets	$ 3,966	$ 3,784
Net deferred tax (asset)/liability	$ (649)	$ 1,408

Significant components of the provision (benefit) for income taxes are as follows:
(in thousands)	2000	1999	1998
Current: Federal State	$ 18,669 2,795	$ 15,172 2,477	$ 12,728 2,015
Total current provision	$ 21, 464	$ 17,649	$ 14,743
Deferred: Federal State	$ (603) (69)	$ (385) (44)	$ 267 31
Total deferred (benefit) provision	$ (672)	$ (429)	$ 298
Total tax provision	$ 20,792	$ 17,220	$ 15,041

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:
	2000	1999	1998
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.3	3.6	3.4
Interest exempt from taxation and dividend exclusion	(0.4)	(0.3)	(0.2)
Non-deductible goodwill amortization	0.3	0.4	0.4
Other, net	0.3	0.4	0.4
Effective tax rate	38.5%	39.1%	39.0%

Income taxes payable were $3,322,000 and $2,589,000 at December 31, 2000 and December 31, 1999, respectively, and are reported as a component of accounts payable and accrued expenses.

Note 9 Employee Benefit Plan

The Company has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, the Company provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $2,856,000 in 2000, $2,503,000 in 1999 and $2,289,000 in 1998.

Note 10 Stock-Based Compensation and Incentive Plans

Stock Performance Plan

The Company has adopted a stock performance plan, under which up to 1,800,000 shares of the Company's stock ("Performance Stock") may be granted to key employees contingent on the employees' future years of service with the Company and other criteria established by the Company's Compensation Committee. Shares must be vested before participants take full title to Performance Stock. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the market value of the Company's common stock from the initial price specified by the Company. Awards satisfy the second condition for vesting on the earlier of: (i) 15 years of continuous employment with the Company from the date shares are granted to the participant; (ii) attainment of age 64; or (iii) death or disability of the participant. Dividends are paid on unvested shares of Performance Stock that have satisfied the first vesting condition, and participants may exercise voting privileges on such shares. At December 31, 2000, 1,140,979 shares had been granted under the plan at initial stock prices ranging from $7.58 to $25.56. As of December 31, 2000, 1,009,824 shares had met the first condition for vesting; 23,952 shares had satisfied both conditions for vesting and were subsequently distributed to the participants.

The compensation element for Performance Stock is equal to the fair market value of the shares at the date the first vesting condition is satisfied and is expensed over the remaining vesting period. Compensation expense related to this Plan totaled $483,000 in 2000, $1,263,000 in 1999 and $732,000 in 1998.

Employee Stock Purchase Plan

The Company has adopted an employee stock purchase plan ("the Stock Purchase Plan"), which allows for substantially all employees to subscribe to purchase shares of the Company's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. Of the 1,500,000 shares authorized for issuance under the Stock Purchase Plan as of December 31, 2000, 547,842 shares remained available and reserved for future issuance.

Incentive Stock Option Plan

On April 21, 2000 the Company adopted an incentive stock option plan that provides for the granting of stock options to certain key employees. The objective of this plan is to provide additional performance incentives to grow the Company's pre-tax earnings in excess of 15% annually. The Company is authorized to grant options for up to 600,000 common shares, of which 576,000 were granted on April 21, 2000 at the most recent trading day's closing market price of $19.34 per share. All of the outstanding options vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based on achievement of certain performance goals. All of the options expire 10 years after the grant date. As of December 31, 2000, none of the options were exercisable, and none were exercised or canceled during the year.

The weighted average fair value of the incentive stock options granted during 2000 estimated on the date of grant using the Black-Scholes option-pricing model, was $9.47 per share. The fair value of these options granted is estimated on the date of grant using the following assumptions: dividend yield of 0.86%, expected volatility of 29.6%, risk-free interest rate of 6.3%, and an expected life of 10 years.

Pro Forma Effect of Plans

The Company accounts for the Stock Purchase Plan and the Incentive Stock Option Plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost is required. Had compensation expense for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(Unaudited)

Year Ended December 31,
(in thousands, except per share data)	2000	1999	1998
Net income: As reported Pro forma Net income per share: As reported Pro forma	$ 33,186 32,187 $ 1.16 1.13	$ 26,789 26,608 $ 0.94 0.93	$ 23,562 22,910 $ 0.83 0.81

Note 11 Supplemental Disclosures of Cash Flow Information

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:

Year Ended December 31,
(in thousands)	2000	1999	1998

Unrealized holding loss on available-for-sale securities net of tax benefit of $1,552 for 2000, $395 for 1999, and $770 for 1998

Notes payable issued for purchased customer accounts

Notes received on the sale of fixed assets and customer accounts

Common stock issued/cancelled for stock acquisitions

Cash paid during the year for:

Interest

Income taxes

	$ (2,427) 611 448 (309) 603 19,603	$(618) 1,458 1,305 (1,685) 874 16,535	$ (1,204) 4,991 1,249 (989) 863 14,112

Note 12 Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2015. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2000, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

Year Ending December 31,

(in thousands)
2001 2002 2003 2004 2005 Thereafter	$7,529 7,260 6,365 5,229 2,902 4,421
Total minimum future lease payments	$33,706

Rental expense in 2000, 1999 and 1998 for operating leases totaled $8,217,000, $6,593,000 and $6,012,000, respectively.

The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material effect on the Company's financial condition or results of operations.

Note 13 Business Concentrations

Substantially all of the Company's premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. The Company, as broker and agent, typically collects premiums, retains its commission and remits the balance to the insurance companies. A significant portion of business written by the Company is for customers located in Arizona, Florida and New York. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Arizona, Florida and/or New York could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

For the years ended December 31, 2000, 1999 and 1998, approximately 7%, 14% and 17%, respectively, of the Company's revenues were from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for as much as 5% of the Company's revenues.

Note 14 Segment Information

The Company's business is divided into four divisions: the Retail Division, which markets and sells a broad range of insurance products to commercial, professional and individual clients; the National Programs Division, which develops and administers property and casualty insurance solutions for both professional and commercial groups and trade associations nationwide; the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents and brokers. The Company conducts all of its operations within the United States of America.

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

(in thousands)	Retail	Programs	Service	Brokerage	Other	Total
Year Ended December 31, 2000
Total revenues	$146,647	$21,653	$18,825	$23,170	$(589)	$209,706
Investment income	2,353	1,471	277	782	(993)	3,890
Interest expense	1,943	24	-	27	(1,404)	590
Depreciation	2,672	1,035	466	249	215	4,637
Amortization	7,022	188	4	1,273	32	8,519
Income (loss) before income taxes	32,056	7,588	2,870	8,217	3,247	53,978
Total assets	189,136	54,539	5,970	57,025	(29,951)	276,719
Capital expenditures	2,231	354	867	401	249	4,102

Year Ended December 31, 1999
Total revenues	$135,505	$23,822	$14,936	$15,231	$(1,103)	$188,391
Investment income	2,106	1,187	221	355	(1,059)	2,810
Interest expense	1,280	-	-	-	(452)	828
Depreciation	2,559	1,172	384	181	215	4,511
Amortization	6,554	346	-	785	40	7,725
Income (loss) before income taxes	26,279	7,493	2,475	5,533	2,229	44,009
Total assets	160,486	56,908	6,172	32,362	(11,505)	244,423
Capital expenditures	2,933	504	346	193	1,094	5,070

Year Ended December 31, 1998
Total revenues	$118,042	$26,737	$14,025	$13,611	$(930)	$171,485
Investment income	2,018	1,684	207	358	(613)	3,654
Interest expense	1,003	-	-	12	(287)	728
Depreciation	2,131	1,165	319	139	175	3,929
Amortization	4,781	287	-	786	35	5,889
Income (loss) before income taxes	22,429	9,515	2,496	4,888	(725)	38,603
Total assets	136,599	59,686	5,421	29,850	9,640	241,196
Capital expenditures	3,431	666	383	223	61	4,764

Note 15 Subsequent Events (Unaudited)

Effective January 1, 2001, the Company acquired the insurance agency-related operations and assets of Riedman Corporation ("Riedman") which consists of more than 60 offices in 13 states, principally where the Company did not formerly have an office location. The total purchase price, which is based primarily on a multiple of Riedman's 2000 revenues, is expected to be approximately $83 million and will be fully funded by a seven-year term loan with a national banking institution. This acquisition will be accounted for using the purchase method of accounting and includes a preliminary purchase price allocation of $4 million allocated to fixed assets, $2.8 million allocated to non-compete agreements and the remaining amounts allocated to purchased customer accounts, acquisition costs and goodwill.

The following unaudited pro forma summary presents the consolidated results of operations as if the Riedman acquisition had been made at the beginning of the respective periods presented. These results do not purport to be indicative of what would have occurred had the acquisition actually been made as of such dates or of results which may occur in the future.

Year Ended December 31,
(in thousands of dollars, except per share data)	2000	1999	1998
Revenues Revenues	$ 263,976 $ 31,815 $ 1.11	$ 238,452 $ 25,760 $ 0.91	$ 215,662 $ 21,931 $ 0.77

On January 13, 2001, the Company issued 327,379 shares of its common stock in exchange for all the outstanding stock of The Huval Companies, each a Louisiana corporation, with seven offices in Louisiana. Additionally, on February 15, 2001, the Company issued 95,588 shares of its common stock in exchange for all the outstanding stock of Spencer & Associates, Inc. and a related company, SAN of East Central Florida, Inc., both Florida corporations, with offices in Melbourne and Titusville, Florida.

Had these acquisitions, which are accounted for under the pooling-of-interest method of accounting, been consummated prior to year-end, the Company's operating results would have been restated for all periods prior to these acquisitions as follows:

Year Ended December 31,

(in thousands of dollars, except per share data)	2000	1999	1998
Revenues Net income Net income per share	$ 219,738 $ 33,303 $ 1.14	$196,463 $27,246 $ 0.94	$ 178,480 $ 24,015 $ 0.83

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Brown & Brown, Inc.

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/S/ ARTHUR ANDERSEN LLP

Orlando, Florida

January 19, 2001

Quarterly Financial Information (Unaudited) (1)

		Net Income			Stock Price Range
(in thousands of dollars, except per share data)	Revenues	Amount	Per Share	Cash Dividend Per Share	High	Low
2000
First Quarter	$ 53,802	$ 8,878	$ .31	$ .065	$ 20.13	$ 15.63
Second Quarter	50,342	6,945.25		.065	26.22	19.00
Third Quarter	52,049	8,580.30		.065	32.00	23.72
Fourth Quarter	53,513	8,783.30		.075	35.88	29.75
	$ 209,706	$ 33,186	$ 1.16	$ .270

1999
First Quarter	$ 49,030	$ 7,417	$ .26	$ .055	$ 19.22	$ 14.66
Second Quarter	46,514	5,615.20		.055	19.00	15.19
Third Quarter	46,846	6,945.24		.055	19.72	16.60
Fourth Quarter	46,001	6,812.24		.065	20.32	15.38
	$ 188,391	$ 26,789	$ .94	$ .230

1998
First Quarter	$ 41,549	$ 6,464	$ .23	$ .050	$ 19.25	$ 14.38
Second Quarter	43,484	5,032.18		.050	19.69	16.00
Third Quarter	43,051	6,080.21		.050	21.25	17.50
Fourth Quarter	43,401	5,986.21		.055	19.50	16.32
	$ 171,485	$ 23,562	$ .83	$ .205

(1) Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

Six-Year Statistical Summary
(in thousands, except per share data and Other Information)		Year Ended December 31,
Revenues	2000	1999	1998	1997	1996	1995
Commissions & fees	$204,862	$183,681	$ 167,532	$149,819	$139,390	$ 126,316
Investment income	3,890	2,810	3,654	4,627	3,745	4,263
Other income	954	1,900	299	1,754	2,065	1,368
Total Revenues	209,706	188,391	171,485	156,200	145,200	131,947
Expenses
Compensation and benefits	108,258	98,238	90,054	83,148	77,374	71,583
Other operating expenses	33,724	33,080	32,282	31,183	29,392	27,183
Depreciation expense	4,637	4,511	3,929	3,515	3,314	2,727
Amortization expense	8,519	7,725	5,889	5,643	5,209	4,615
Interest expense	590	828	728	1,166	1,171	1,122
Total expenses	155,728	144,382	132,882	124,655	116,460	107,230
Income before income taxes and loss from discontinued operations	53,978	44,009	38,603	31,545	28,740	24,717
Income taxes	20,792	17,220	15,041	12,357	11,055	8,948
Net Income	$ 33,186	$ 26,789	$ 23,562	$ 19,188	$ 17,685	$ 15,769
Per Share Information
Net income per share	$ 1.16	$ 0.94	$ 0.83	$ 0.68	$ 0.63	$ 0.56
Weighted average number of shares outstanding	28,663	28,445	28,380	28,251	28,125	28,173
Dividends paid per share	$ 0.2700	$ 0.2300	$ 0.2050	$ 0.1767	$ 0.1633	$ 0.1600
Year-End Financial Position
Working capital	$ 4,282	$ (7,037)	$ 2,020	$ 12,140	$ 2,797	$ 8,216
Intangible assets, net	$101,901	$ 91,891	$ 79,942	$ 51,273	$ 51,826	$ 38,159
Total assets	$276,719	$244,423	$ 241,196	$217,604	$201,004	$ 172,784
Long-term debt	$ 2,736	$ 5,086	$ 18,922	$ 7,905	$ 7,214	$ 9,434
Shareholders' equity	$121,911	$103,005	$ 84,117	$ 77,006	$ 68,255	$ 55,175
Total shares outstanding (excluding treasury shares)	28,699	28,412	28,514	28,290	28,044	28,122
Other Information
Number of full-time equivalent employees	1,614	1,487	1,534	1,340	1,335	1,297
Revenue per average no. Of employees	$135,251	$124,721	$ 119,335	$116,785	$110,334	$ 102,883
Book value per share	$ 4.25	$ 3.63	$ 2.95	$ 2.72	$ 2.43	$ 1.96
Stock price at year end (closing price)	$ 35.00	$ 19.16	$ 17.47	$ 14.87	$ 8.83	$ 8.29
Stock price earnings multiple	30.23	20.34	21.04	21.89	14.04	14.81
Return on beginning shareholders' equity	32%	32%	31%	28%	32%	32%

Note: Prior years have been restated to reflect, among other acquisitions, the stock acquisitions of Insurance West in 1995; Daniel-James Insurance in 1998; Ampher-Ross and Signature Insurance Group in 1999; and Bowers, Schumann & Welch, The Flagship Group, WMH and Huffman & Associates, and Mangus Insurance & Bonding in 2000. All share and per-share information has been adjusted to give effect to the 3-for-2 and the 2-for-1 common stock splits which became effective February 27, 1998 and August 23, 2000, respectively.