Form 10-K/A, Exhibit 13
period 2000-12-31
BROWN & BROWN INC
filed 2001-03-27
CIK 79282

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

Office locations:
- Florida: Daytona Beach, Orlando
- Louisiana: Lafayette

National Programs Division

The National Programs Division is split into two distinct units. The National Professional Programs Division provides professional liability and related package products for niche professions, delivered through nationwide networks of independent agents. The National Commercial Programs Division markets specially designed commercial and industry group insurance programs through a select independent agent network.

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

Consolidated Statements Of Income

	Year Ended December 31,
(in thousands, except per share data)	2000	1999	1998
Revenues
Commissions and fees	$ 204,862	$ 183,681	$ 167,532
Investment income	3,890	2,810	3,654
Other income	954	1,900	299
Total revenues	209,706	188,391	171,485
Expenses
Employee compensation and benefits	108,258	98,238	90,054
Other operating expenses	33,724	33,080	32,282
Depreciation	4,637	4,511	3,929
Amortization	8,519	7,725	5,889
Interest	590	828	728
Total expenses	155,728	144,382	132,882
Income before income taxes	53,978	44,009	38,603
Income taxes	20,792	17,220	15,041
Net income	$ 33,186	$ 26,789	$ 23,562
Basic and diluted net income per share	$ 1.16	$ 0.94	$ 0.83
Weighted average number of shares outstanding	28,663	28,445	28,380

See notes to consolidated financial statements

Consolidated Balance Sheets	As of December 31,
(in thousands, except per share data)	2000	1999
Assets
Cash and cash equivalents	$ 31,313	$ 23,957
Restricted cash	26,297	18,526
Short-term investments	373	809
Premiums, commissions and fees receivable	83,199	69,054
Other current assets	7,576	7,923
Total current assets	148,758	120,269
Fixed assets, net	14,210	15,452
Intangibles, net	101,901	91,891
Investments	5,752	9,608
Deferred income taxes	649	_
Other assets	5,449	7,203
Total assets	$ 276,719	$ 244,423
Liabilities
Premiums payable to insurance companies	$ 109,417	$ 94,364
Premium deposits and credits due customers	8,347	7,771
Accounts payable and accrued expenses	24,101	21,457
Current portion of long-term debt	2,611	3,714
Total current liabilities	144,476	127,306
Long-term debt	2,736	5,086
Deferred income taxes	-	1,408
Other liabilities	7,596	7,618
Total liabilities	154,808	141,418
Shareholders' equity
Common stock, par value $.10 per share; authorized 70,000 shares; issued 28,699 shares at 2000 and 28,412 shares at 1999	2,870	2,841
Retained earnings	116,546	95,242
Accumulated other comprehensive income, net of tax effect of $1,595 at 2000 and $3,147 at 1999	2,495	4,922
Total shareholders' equity	121,911	103,005
Total liabilities and shareholders' equity	$ 276,719	$ 244,423

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands, except per share data)	Shares	Amount
Balance, January 1, 1998	28,290	$ 2,829	$ 67,433	$ 6,744	$ 77,006
Net income			23,562		23,562
Net decrease in unrealized appreciation of available-for-sale securities				(1,204)	(1,204)
					_______
Comprehensive Income					22,358
Common stock issued/(purchased) for employee stock benefit plans and stock acquisitions, net	224	22	(8,399)		(8,377)
Shareholder distributions from Pooled entities			(1,376)		(1,376)

Cash dividends paid ($.205 per share)			(5,494)		(5,494)

Balance, December 31, 1998	28,514	2,851	75,726	5,540	84,117

Net income			26,789		26,789
Net decrease in unrealized appreciation of available-for-sale securities				(618)	(618)
					_______
Comprehensive Income					26,171
Common stock (purchased)/issued for employee stock benefit plans and stock acquisitions, net	(102)	(10)	100		90
Shareholder distributions from Pooled entities			(1,136)		(1,136)
Cash dividends paid ($.230 per share)			(6,237)		(6,237)

Balance, December 31, 1999	28,412	2,841	95,242	4,922	103,005
Net income			33,186		33,186
Net decrease in unrealized appreciation of available-for-sale securities				(2,427)	(2,427)
					_______
Comprehensive Income					30,759
Common stock issued/(purchased) for employee stock benefit plans and stock acquisitions, net	287	29	(3,644)		(3,615)
Shareholder distributions from Pooled entities			(713)		(713)
Cash dividends paid ($.270 per share)			(7,525)		(7,525)
Balance, December 31, 2000	28,699	$2,870	$116,546	$ 2,495	$121,911

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
		Year Ended December 31,
(in thousands)	2000	1999	1998
Cash Flows from Operating Activities
Net income	$ 33,186	$ 26,789	$ 23,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,637	4,511	3,929
Amortization	8,519	7,725	5,889
Compensation expense under performance stock plan	483	1,263	732
Deferred income taxes	(505)	(418)	231
Net (gains) losses on sales of investments, fixed assets and customer accounts	(685)	(452)	406
Restricted cash increase	(7,771)	(1,227)	(1,899)
Premiums, commissions and fees receivable (increase) decrease	(14,145)	3,110	(1,742)
Other assets decrease (increase)	2,101	(1,071)	(1,683)
Premiums payable to insurance companies increase (decrease)	15,053	(1,079)	4,776
Premium deposits and credits due customers increase (decrease)	576	(608)	1,344
Accounts payable and accrued expenses increase (decrease)	2,644	3,021	(1,954)
Other liabilities (decrease) increase	(22)	(954)	1,211
Net cash provided by operating activities	44,071	40,610	34,802
Cash Flows from Investing Activities
Additions to fixed assets	(4,102)	(5,070)	(4,764)
Payments for businesses acquired, net of cash acquired	(18,226)	(18,154)	(29,608)
Proceeds from sales of fixed assets and customer accounts	1,283	739	148
Purchases of investments	(73)	(124)	(1,457)
Proceeds from sales of investments	494	916	1,030
Net cash used in investing activities	(20,624)	(21,693)	(34,651)
Cash Flows from Financing Activities
Payments on long-term debt	(4,064)	(17,583)	(7,835)
Proceeds from long-term debt	-	738	12,064
Exercise of stock options and issuances of stock	1,746	1,664	1,113
Purchases of stock	(5,535)	(1,152)	(9,233)
Shareholder distributions from pooled entities	(713)	(1,136)	(1,376)
Cash dividends paid	(7,525)	(6,237)	(5,494)
Net cash used in financing activities	(16,091)	(23,706)	(10,761)
Net increase (decrease) in cash and cash equivalents	7,356	(4,789)	(10,610)
Cash and cash equivalents at beginning of year	23,957	28,746	39,356
Cash and cash equivalents at end of year	$ 31,313	$ 23,957	$28,746

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2000	1999
Deferred tax liabilities:
Fixed assets	$ 817	$ 1,087
Net unrealized appreciation of available-for-sale securities	1,595	3,147
Prepaid insurance and pension	542	721
Intangible assets	363	237
Total deferred tax liabilities	$ 3,317	$ 5,192
Deferred tax assets: Deferred compensation Accruals and reserves Net operating loss carryforwards Other Valuation allowance for deferred tax assets	$ 2,247 1,342 179 236 (38)	$ 2,433 1,022 179 188 (38)
Total deferred tax assets	$ 3,966	$ 3,784
Net deferred tax (asset)/liability	$ (649)	$ 1,408

Significant components of the provision (benefit) for income taxes are as follows:
(in thousands)	2000	1999	1998
Current: Federal State	$ 18,669 2,795	$ 15,172 2,477	$ 12,728 2,015
Total current provision	$ 21, 464	$ 17,649	$ 14,743
Deferred: Federal State	$ (603) (69)	$ (385) (44)	$ 267 31
Total deferred (benefit) provision	$ (672)	$ (429)	$ 298
Total tax provision	$ 20,792	$ 17,220	$ 15,041

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate is as follows:
	2000	1999	1998
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.3	3.6	3.4
Interest exempt from taxation and dividend exclusion	(0.4)	(0.3)	(0.2)
Non-deductible goodwill amortization	0.3	0.4	0.4
Other, net	0.3	0.4	0.4
Effective tax rate	38.5%	39.1%	39.0%

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

(Unaudited)

Year Ended December 31,
(in thousands, except per share data)	2000	1999	1998
Net income: As reported Pro forma Net income per share: As reported Pro forma	$ 33,186 32,187 $ 1.16 1.13	$ 26,789 26,608 $ 0.94 0.93	$ 23,562 22,910 $ 0.83 0.81

Note 11 Supplemental Disclosures of Cash Flow Information

The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:

Year Ended December 31,
(in thousands)	2000	1999	1998
Unrealized holding loss on available-for-sale securities net of tax benefit of $1,552 for 2000, $395 for 1999, and $770 for 1998	$ (2,427)	$ (618)	$ (1,204)
Notes payable issued for purchased customer accounts	611	1,458	4,991
Notes received on the sale of fixed assets and customer accounts	448	1,305	1,249
Common stock issued/(cancelled) for stock acquisitions	(309)	(1,685)	(989)
Cash paid during the year for:
Interest	603	874	863
Income taxes	19,630	16,535	14,112

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

Year Ended December 31,
(in thousands of dollars, except per share data)	2000	1999	1998
Revenues Net Income Net Income Per Share	$ 263,976 $ 31,815 $ 1.11	$ 238,452 $ 25,760 $ 0.91	$ 215,662 $ 21,931 $ 0.77

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

Had these acquisitions, which are accounted for under the pooling-of-interest method of accounting, been consummated prior to year-end, the Company's operating results would have been restated for all periods prior to these acquisitions as follows:

Year Ended December 31,
(in thousands of dollars, except per share data)	2000	1999	1998
Revenues Net income Net income per share	$ 219,738 $ 33,303 $ 1.14	$ 196,463 $ 27,246 $ 0.94	$ 178,480 $ 24,015 $ 0.83

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