Form 10-K, Exhibit 13
period 2002-12-31
BROWN & BROWN INC
filed 2003-03-24
CIK 79282

EXHIBIT 13

FINANCIAL HIGHLIGHTS

Year ended December 31,
(in thousands, except per share data and percentages) (1)	2002	Percent Change	2001	2000	1999	1998

Commissions and fees (2)	$452,289	25.7	$359,697	$258,309	$231,437	$211,722
Total revenues	$455,742	24.9	$365,029	$265,405	$237,523	$216,790
Total expenses	$321,078	16.9	$274,551	$211,341	$190,021	$174,617
Income before income taxes
and minority interest	$134,664	48.8	$90,478	$54,064	$47,502	$42,173
Net income	$83,122	54.2	$53,913	$32,793	$28,271	$25,146
Net income per share (diluted)	$1.22	43.5	$0.85	$0.53	$0.46	$0.41
Weighted average number of
shares outstanding (diluted)	68,043	7.6	63,222	62,091	61,655	61,524
Dividends declared per share	$0.2000	25.0	$0.1600	$0.1350	$0.1150	$0.1025
Total assets	$754,349	54.3	$488,737	$324,677	$286,416	$285,028
Long-term debt	$57,585	(26.4)	$78,195	$10,660	$10,905	$24,522
Shareholders' equity (3)	$391,590	123.4	$175,285	$118,372	$100,355	$82,073

  (1) All share and per share information has been restated to give effect to the two-for-one common stock split that became effective November 21, 2001, the two-for-one common stock split that became effective August 23, 2000 and the three-for-two common stock split that became effective February 27, 1998. Each stock split was effected as a stock dividend. Prior years' results have been restated to give effect to acquisitions accounted for under the pooling-of-interests method of accounting. In addition, we made acquisitions accounted for under the purchase method of accounting during those periods, which affect the comparability of results. See "Management's discussion and analysis of financial condition and results of operations: General" and notes 2 and 3 of the notes to our consolidated financial statements for a description of our acquisitions in 2002, 2001 and 2000.

(2) See Notes 2 and 3 to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.

(3) Shareholders' equity as of December 31,2002,2001,2000,1999,1998 and 1997 included net increases of $2,106,000,$4,393,000,$2,495,000,$4,922,000,$5,540,000 and $6,744,000, respectively, as a result of the Company 's applications of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 133, "Accounting for Derivatives Instruments and Hedging Activities."

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this report.

We are a general insurance agency and brokerage headquartered in Daytona Beach and Tampa, Florida. Since 1993, our stated corporate objective has been to increase our net income per share by at least 15% every year. We have increased revenues from $95.6 million in 1993 (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $455.7 million in 2002, a compound annual growth rate of 19.0%. In the same period, we increased net income from $8.0 million (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $83.1 million in 2002, a compound annual growth rate of 29.7%.We have also increased net income per share 15.0% or more for ten consecutive years, excluding the effect of a one-time investment gain of $1.3 million in 1994 and favorable adjustments to our income tax reserves of $0.7 million in 1994 and $0.5 million in 1995. Since 1993, excluding the historical impact of poolings, our pre-tax margins (income before income taxes and minority interest) improved in all but one year, and in that year, the pre-tax margin was essentially flat. These improvements have resulted primarily from net new business growth (new business production offset by lost business) and continued operating efficiencies. Our revenue growth in 2002 was driven by a general increase in premium rates, stronger net new business growth and the acquisition of 32 agency entities with annualized revenues of approximately $62.0 million.

Our revenues are comprised principally of commissions paid by insurance companies, commissions and fees paid directly by customers and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the insureds' underlying "insurable exposure units," which are units that insurers use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) so as to determine what premium to charge the policyholder. These premium rates are established by insurance companies based upon many factors, including reinsurance rates, none of which we control. Beginning in 1987 and continuing through 1999, revenues were adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for market share. Among other factors, this condition of a prevailing decline in premium rates, commonly referred to as a "soft market," generally resulted in flat to reduced commissions on renewal business. The effect of this softness in rates on our revenues was somewhat offset by our acquisitions and net new business production. As a result of increasing "loss ratios" (the comparison of incurred losses plus adjustment expense against earned premiums) of insurance companies through 1999, there was a general increase in premium rates beginning in the first quarter of 2000 and continuing through the fourth quarter of 2002. Although premium rates vary by line of business, geographical region, insurance company and specific underwriting factors, we believe this was the first time since 1987 that we operated in an environment of increased premiums for three consecutive years. While we cannot predict the timing or extent of premium pricing changes as a result of market fluctuations or their effect on our operations in the future, we believe that premium rates will continue to increase through at least 2003.

The volume of business from new and existing customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions further impact our revenues. For example, stagnant rates of inflation and the general decline of economic activity in recent years have generally limited the increases in the values of insurable exposure units. Conversely, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Still, our revenues continue to grow through an intense focus on net new business growth and acquisitions. We anticipate that results of operations for 2003 will continue to be influenced by these competitive and economic conditions.

We also earn "contingent commissions," which are revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year. These commissions are primarily received in the first and second quarters of each year, and over the last three years, have averaged approximately 6.1% of the previous year's total commissions and fees. Contingent commissions are included in our total commissions and fees in the consolidated statements of income in the year received. The term "core commissions and fees" excludes contingent commissions and represents the revenues earned directly from each specific insurance policy sold or from fee-based services rendered.

Fee revenues are generated primarily by our Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets and managed healthcare services. In each of the past three years, fee revenues generated by the Services Division have averaged approximately 6.9% of our total commissions and fees.

Investment income consists primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments.

ACQUISITIONS AND THE IMPACT OF THE POOLING-OF-INTERESTS METHOD OF ACCOUNTING

During 2002, we acquired the assets and certain liabilities of 26 general insurance agencies, several books of business (customer accounts) and the outstanding stock of six general insurance agencies in transactions all accounted for under the purchase method of accounting.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This change in accounting rules was the impetus for many of our acquisitions in 2001. During 2001, we acquired the following 12 agency groups in stock-for-stock transactions accounted for under the pooling-of-interests method of accounting:

·	The Huval Companies
·	Spencer & Associates, Inc. and SAN of East Central Florida, Inc.
·	The Young Agency, Inc.
·	Layne & Associates, Ltd.
·	Agency of Insurance Professionals, Inc., CompVantage Insurance Agency, LLC and Agency of Indian Programs Insurance, LLC
·	Finwall & Associates Insurance, Inc.
·	The Connelly Insurance Group, Inc.
·	The Benefit Group, Inc.
·	Logan Insurance Agency, Inc. and Automobile Insurance Agency of Virginia, Inc.
·	Froehlich-Paulson-Moore, Inc. and M&J Buildings, LLC
·	McKinnon & Mooney, Inc.
·	Raleigh, Schwarz & Powell, Inc.

We also acquired the assets of 13 general insurance agencies, several books of business (customer accounts) and the outstanding stock of two general insurance agencies in transactions accounted for under the purchase method of accounting.

During 2000, we acquired the following four agency groups in stock-for-stock transactions accounted for under the pooling-of-interests method of accounting:

·	Bowers, Schumann & Welch
·	The Flagship Group, Ltd.
·	WMH, Inc. and Huffman & Associates, Inc.
·	Mangus Insurance & Bonding, Inc.

We also acquired the assets of five general insurance agencies, several books of business and the outstanding stock of two general insurance agencies in transactions accounted for under the purchase method of accounting.

The revenues and expenses of entities that were acquired and accounted for under the purchase method of accounting are recognized only from the date of acquisition, and therefore do not impact our previously reported historical results. However, during 2001 and prior years when acquisitions could be accounted for under the pooling-of-interests method, the applicable accounting rules require that our consolidated financial statements be restated for all prior periods to include the results of operations, financial positions and cash flows of those entities acquired. Because most of the pooled entities were operated as privately held companies that paid significant year-end bonuses and compensation to their principals and owners during the periods prior to our acquisition of such entities, the combination of their lower net income results with our results diluted our historically reported profit margins, defined as income before income taxes and minority interest as a percentage of total revenues. As restated, our profit margins were 24.8% and 20.4% in 2001 and 2000, respectively. Without giving effect to any acquisitions accounted for under the pooling-of-interests method in the year of acquisition or in any prior year, our profit margins were 27.9% and 27.4% in 2001 and 2000, respectively. Our 2002 profit margin reflects a full year of operating results not affected by any pooling-of-interest restatement and is therefore the most representative of the ongoing profit margin relationship and expectations of the three years presented.

(See Notes 2 and 3 of Notes to Consolidated Financial Statements for the year ended December 31, 2002 for a description of our acquisitions.)

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

RESULTS OF OPERATIONS FOR

THE YEARS ENDED DECEMBER 31,
2002, 2001 and 2000

COMMISSIONS AND FEES

Commissions and fees increased 26% in 2002, 39% in 2001 and 12% in 2000. Core commissions and fees increased 12.1% in 2002, 11.3% in 2001 and 11.1% in 2000, which excludes commissions and fees generated from acquired operations that were accounted for under the purchase method of accounting, and divested operations. These results reflect stronger premium rate increases that began in the first quarter of 2000 and continued through 2002.

INVESTMENT INCOME

Investment income decreased to $2.9 million in 2002, compared with $3.7 million in 2001 and $4.9 million in 2000. The decrease in 2002 was primarily a result of the substantially lower investments yields earned during the year even though our available investment cash balances increased as a result of the $149.4 million net proceeds raised in our March 2002 follow-on common stock offering. The decrease in 2001 was primarily a result of lower available investment cash balances due to the higher level of acquisition activity, although declining investment yields also contributed to reduced income. Investment income also included gains of approximately $0.1 million in 2002, $0.3 million in 2001 and $0.2 million in 2000 realized from the sale of investments in various equity securities and partnership interests.

OTHER INCOME

Other income consists primarily of gains and losses from the sale and disposition of assets. In 2002, gains of $0.7 million were recognized from the sale of customer accounts. Gains from the sale of customer accounts were $0.8 million in 2001 and $0.1 million in 2000.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits increased approximately 20% in 2002, 25% in 2001 and 14% in 2000, primarily as a result of acquisitions and an increase in commissions paid to new and existing employees. Employee compensation and benefits as a percentage of total revenues was 49% in 2002, 51% in 2001 and 56% in 2000. The percentages were higher in 2001 and 2000 due to higher compensation and year-end bonuses paid to the principals and owners of pooled entities prior to the dates of acquisition. We had approximately 3,384 full-time employees at December 31, 2002, compared with approximately 3,000 at December 31, 2001 and approximately 2,140 at December 31, 2000.

OTHER OPERATING EXPENSES

Other operating expenses increased 17% in 2002, 28% in 2001, and 6% in 2000. However, other operating expenses as a percentage of total revenues decreased to 15% in 2002 from 16% in 2001 and 17% in 2000. However, the continuing decline in other operating expenses, expressed as a percentage of total revenues, is attributable to the effective cost containment measures brought about by an initiative designed to identify areas of excess expense, and to the fact that, in an increasing premium rate environment, certain significant other operating expenses such as office rent, office supplies and telephone costs, increase at a slower rate than commission and fee revenues increase during the same period.

DEPRECIATION

Depreciation increased 11% in 2002, 6% in 2001 and 5% in 2000. These increases were primarily due to the purchase of new computer equipment and the depreciation associated with acquired assets.

AMORTIZATION

Amortization expense decreased $1.8 million, or 11%, in 2002, primarily due to the elimination of goodwill amortization in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" but offset by the increased amortization of identifiable intangible assets from new acquisitions consummated in 2002 and late 2001. Amortization expense increased $6.6 million, or 72%, in 2001, and $0.9 million, or 11%, in 2000 due to the additional amortization of intangibles as a result of new acquisitions. (See Notes 1, 2, 3, and 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2002 for additional analysis of amortization expense.)

INTEREST EXPENSE

Interest expense decreased $1.0 million, or 18%, in 2002, as a result of reduced outstanding debt. In 2001, interest expense increased $4.4 million, or 350%, over 2000, primarily as a result of a $90 million term loan obtained in January 2001 to acquire the insurance agency business-related assets of Riedman Corporation. Effective January 2, 2002, we entered into an interest rate swap agreement to lock in an effective fixed interest rate of 4.53% for the remaining six years of the term loan, excluding our "credit risk spread" (additional interest paid to offset risk of default) between 0.5% and 1.0%. The decrease in 2000 was the result of reduced outstanding debt.

NON-CASH STOCK GRANT COMPENSATION

Non-cash stock grant compensation expense represents the expense required to be recorded under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," relating to our stock performance plan, which is more fully described in note 11 of the notes to our consolidated financial statements.

The annual cost of this stock performance plan increases only when our average stock price over a 20-trading-day period increases by increments of 20% or more from the price at the time of the original grant, or when more shares are granted and the stock price increases.

During 2001, after the first vesting condition for most of the previously granted performance stock was satisfied as a result of increases in our 20-trading-day average stock price, we granted additional shares of performance stock. With the awards granted in 2001 and the increase in our stock price since the grant date, the expense for the stock performance plan increased to $3.8 million in 2002, from $2.0 million in 2001 and $0.5 million in 2000. Additionally, in 2002, $0.7 million was expensed due to the accelerated vesting of some performance stock shares as a result of the deaths of two employees.

Since the first vesting condition for the performance stock grants issued in 2001 was satisfied in 2002 by reaching a 20-trading-day average stock price of $35.00, we intend to issue another set of performance stock grants in 2003 at a grant price per share of $35.00. There will be no expense relating to this set of performance stock grants until the 20- trading-day average performance stock grant price exceeds the $35.00 stock price by an increment of 20%.

INCOME TAXES

The effective tax rate on income from operations was 36.6% in 2002, 38.5% in 2001 and 37.3% in 2000. The lower effective tax in 2002 was primarily a result of the reduction of the general effective tax rate to 38.0% and the impact of a $1 million contribution which generated a $1 million state income tax credit. It is estimated that the effective tax rate on an ongoing basis will be 38.0%.

RESULTS OF OPERATIONS –
SEGMENT INFORMATION

As discussed in note 16 of the notes to our consolidated financial statements, we operate in four business segments: the Retail, National Programs, Services and Brokerage Divisions.

The Retail Division is our insurance agency business that provides a broad range of insurance products and services to commercial, governmental, professional and individual customers. More than 97% of the Retail Division's revenues are commission-based. As a majority of our operating expenses do not change as premiums fluctuate, we believe that a majority of any fluctuation in commissions received by us will be reflected in our pre-tax income. The Retail Division's revenues accounted for 75% to 78% of our total consolidated commissions and fees over the last three years. The Retail Division's total revenues in 2002 increased $60.9 million to $348.5 million, a 21.2% increase over 2001. Of this increase, approximately $38.0 million related to commissions and fees from acquisitions accounted for under the purchase method of accounting that had no comparable revenues in 2001. The remaining increase is primarily due to net new business growth and rising premium rates during 2002. Income before income taxes and minority interest in 2002 increased $26.9 million to $78.9 million, a 51.8% increase over 2001. This increase is due to acquired revenues, increases in premium rates and improved cost structure related to these entities acquired during 2001 under the pooling-of-interest method of accounting. Total revenues in 2001 increased $88.0 million to $287.6 million, a 44.1% increase over 2000. This increase is primarily due to net new business growth and rising premium rates during 2001. Income before income taxes and minority interest in 2001 increased $21.9 million to $52.0 million, a 72.7% increase over 2000. This increase is due to acquired revenues, net new business growth, and rising premium rates.

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups and market niches.  Similar to the Retail Division, essentially all of the National Programs Division's revenues are commission-based. Total revenues in 2002 increased $14.8 million to $58.6 million, a 33.7% increase over 2001, of which $7.9 million was related to net new business growth. The remaining increase in total revenues of $6.9 million was from acquired agencies, of which $3.3 million related to only two months of revenues from CalSurance Associates acquired as of November 1, 2002, whose revenues are primarily program related. In 2002, the underwriting company on our professional medical program decided not to renew their contract effective March, 2003, and therefore we are actively seeking a replacement carrier. Revenues from this professional medical program in 2002 were approximately $2.3 million, and without a replacement carrier, the 2003 revenues are expected to be less than $0.5 million. Income before income taxes and minority interest in 2002 increased $8.4 million to $26.2 million, a 46.8% increase over 2001, of which the majority of the increase related to the internally generated revenues. Total revenues in 2001 increased $7.0 million to $43.8 million, an 18.9% increase over 2000, of which $2.4 million was related to net new business growth. All of this net new business growth was related to our Special Programs Division, but was partially offset by the loss of approximately $3.4 million of auto industry-related programs that were terminated. Revenues related to our Professional Programs Division were essentially flat for 2001; however, prior to 2001, we experienced at least three years of annual revenue declines of 10% to 20% in this business. Income before income taxes and minority interest in 2001 increased $2.9 million to $17.9 million, a 19.6% increase over 2000, due primarily to net increases in revenues.

The Services Division provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services. Unlike our other segments, more than 90% of the Services Division's revenues are fees, which are not significantly affected by fluctuations in general insurance premiums. The Services Division's total revenues in 2002 increased $3.6 million to $28.6 million, a 14.5% increase over 2001. Of this increase, $2.8 million was the result of net new business growth and the remaining $0.8 million was acquired. Income before income taxes and minority interest in 2002 increased $0.3 million to $4.3 million, an 8.7% increase over 2001, primarily due to strong net new business growth. The Services Division's total revenues in 2001 increased $3.3 million to $25.0 million, a 15.4% increase over 2000. Of this increase, $2.2 million was the result of net new business growth and the remaining portion was acquired. Income before income taxes and minority interest in 2001 increased $0.9 million to $4.0 million, a 29.3% increase over 2000, primarily due to strong net new business growth.

The Brokerage Division markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers. Similar to our Retail and National Programs Divisions, essentially all of the Brokerage Division's revenues are commission-based. Total Brokerage Division revenues in 2002 increased $12.1 million to $24.3 million, a 98.8% increase over 2001. Of this increase, $4.6 million related to commissions and fees from acquisitions accounted for under the purchase method of accounting that had no comparable revenue in 2001. The remaining increase is primarily due to net new business growth. As a result of the Brokerage Division's strong net new business growth, income before income taxes and minority interest in 2002 increased $2.8 million to $6.9 million, a 67.9% increase over 2001. Total Brokerage Division revenues in 2001 increased $4.2 million to $12.2 million, a 53.1% increase over 2000, due entirely to net new business growth. Income before income taxes and minority interest in 2001 increased $1.4 million to $4.1 million, a 51.5% increase over 2000, again due to net new business growth.

QUARTERLY OPERATING RESULTS

The following table sets forth our quarterly results for 2002 and 2001.

(in thousands, except per share data)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER

2002

Total revenues	$111,035	$114,903	$110,657	$119,147
Income before income taxes and
minority interest	33,711	35,690	33,396	31,867
Net income	20,162	21,401	20,178	21,381
Net income per share:
Basic	$ 0.31	$ 0.31	$ 0.30	$ 0.31
Diluted	0.31	0.31	0.29	0.31

2001

Total Revenues	$ 89,410	$89,933	$ 89,809	$95,877
Income Before Income Taxes and
Minority Interest	21,753	21,229	21,623	25,873
Net Income	12,876	12,420	13,402	15,215
Net Income Per Share:
Basic	$ 0.21	$ 0.20	$ 0.21	$ 0.24
Diluted	0.20	0.20	0.21	0.24

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents of $91.2 million at December 31, 2002 reflects an increase of $75.2 million from our December 31, 2001 balance of $16.0 million. During 2002, $93.3 million of cash was provided from operating activities and $149.4 million was raised from selling 5,000,000 shares of additional common stock in a follow-on stock offering in March 2002. From those funds, $120.9 million was used for acquisitions, $23.7 million was used to repay long-term debt, $13.4 million was used to pay dividends and $7.3 million was used for additions to fixed assets.

Our cash and cash equivalents of $16.0 million at December 31, 2001 reflects a decrease of $21.0 million from our December 31, 2000 balance of $37.0 million. During 2001, $69.9 million of cash was provided from operating activities and $90.1 million was received from long-term debt financing. From this borrowing and existing cash balances, $131.0 million was used for acquisitions, $33.3 million was used to repay long-term debt, $9.7 million was used to pay dividends and $11.0 million was used for additions to fixed assets.

Our cash and cash equivalents of $37.0 million at December 31, 2000 reflects an increase of $2.3 million from the December 31, 1999 balance of $34.7 million. During 2000, $42.3 million of cash was provided from operating activities and $0.5 million was received from long-term debt financing. From this financing and existing cash balances, $17.7 million was used for acquisitions, $5.5 million was used for purchases of our stock, $4.5 million was used to repay long-term debt, $7.5 million was used to pay dividends and $5.6 million was used for additions to fixed assets.

Our ratio of current assets to current liabilities (the "current ratio") was 1.12 and 0.78 at December 31, 2002 and 2001, respectively. The increase in the current ratio in 2002 is primarily attributable to the follow-on stock offering of 5,000,000 shares of common stock which yielded net proceeds of $149.4 million.

As of December 31, 2002, our contractual cash obligations were as follows:

(in thousands)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Contractual Cash Obligations

Long-Term Debt	$ 84,853	$27,279	$30,607	$26,455	$512
Capital Lease Obligations	66	55	11	-	-
Other Long-Term Liabilities	5,604	2,181	870	1,230	1,323
Operating Leases	49,774	15,052	20,699	9,032	4,991
Maximum Future Acquisition
Contingency Payments	35,957	23,321	12,636	-	-
Total Contractual
Cash Obligations	$176,254	$67,888	$64,823	$36,717	$6,826

In January 2001, we entered into a $90 million seven-year term loan agreement with SunTrust Banks, Inc. Borrowings under this facility bear interest based upon the 30-, 60- or 90-day London InterBank Offering Rate ("LIBOR") plus a credit risk spread ranging from 0.50% to 1.00%, depending upon our quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Ninety-day LIBOR was 1.38% as of December 31, 2002. The loan was fully funded on January 3, 2001 and a balance of $64.3 million remained outstanding as of December 31, 2002. This loan is to be repaid in equal quarterly principal installments of $3.2 million through December 2007. Effective January 2, 2002, we entered into an interest rate swap agreement with SunTrust Banks, Inc. to lock in an effective fixed interest rate of 4.53% for the remaining six years of the term loan, excluding our credit risk spread of between 0.50% and 1.00%.

We also had a revolving credit facility with a national banking institution that provided for available borrowings of up to $50 million, with a maturity date of October 2002, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.45% to 1.00%, depending upon our quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. A commitment fee of 0.15% to 0.25% per annum was assessed on the unused balance. The 90-day LIBOR was 1.88% as of December 31, 2001. There were no borrowings against this facility at December 31, 2001 and the facility was not renewed upon its maturity date in October 2002.

We continue to maintain our credit agreement with Continental Casualty Company (CNA) under which $1.0 million (the maximum amount available for borrowing) was outstanding at December 31, 2002. The interest rate on this credit agreement is equal to the prime rate (4.25% at December 31, 2002), plus 1%. The available amount will be paid in full August 2003.

Both of our credit agreements require us to maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2002.

Neither Brown & Brown nor its subsidiaries have ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations will be sufficient to satisfy our normal liquidity needs through at least the end of 2003. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

In December 2001, a universal "shelf" registration statement that we filed with the Securities and Exchange Commission covering the public offering and sale, from time to time, of up to an aggregate of $250 million of debt and/or equity securities, was declared effective. The net proceeds from the sale of securities registered under the shelf registration statement would be used to fund acquisitions and for general corporate purposes, including capital expenditures, and to meet working capital needs. The common stock follow-on offering of 5,000,000 shares in March 2002 was made pursuant to the shelf registration statement.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies (see "Note 1 – Significant Accounting Policies" of Notes to Consolidated Financial Statements for the year ended December 31, 2002), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted by known circumstances. Subsequent commission adjustments are recognized upon notification from the insurance companies. Contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee revenues are recognized as the services are rendered.

BUSINESS ACQUISITIONS AND PURCHASE PRICE ALLOCATIONS

We have significant intangible assets acquired through business acquisitions consisting of purchased customer accounts, noncompete agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In accordance with SFAS No. 141, "Business Combinations," all of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, the Company records the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts includes the physical records and files obtained from acquired businesses that contain information on insurance policies, customers and other information that is essential to policy renewals, and primarily represents the present value of the underlying cash flows expected to be received over the estimated future renewal periods of those purchased customer policies. The valuation of purchased customer accounts involves significant estimates and assumptions such as cancellation frequency, expenses and discount rates. If any of these assumptions change, it could affect the carrying value of purchased customer accounts. Noncompete agreements are valued based on the terms of the agreements. Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 20 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is not amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets,"(SFAS No. 142).

INTANGIBLE ASSETS IMPAIRMENT

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives and will be subject to a lower of cost or market impairment testing.

SFAS No. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (EBITDA) and discounted cash flows.

Management assesses the recoverability of our goodwill, identifiable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) market capitalization relative to net book value. If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed using a projected discount cash flow method. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. If these estimates or related assumptions change in the future, we may be required to record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2002 and identified no impairment as a result of the evaluation.

RESERVES FOR LITIGATION

We are subject to numerous litigation claims that arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying balance sheets. Professional fees related to these claims are included in Other Operating Expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss after analysis of each individual issue. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and impact our net income.

DERIVATIVE INSTRUMENTS

We entered into one derivative financial instrument, an interest rate exchange agreement, or "swap" to manage the exposure to fluctuations in interest rates on our $90 million variable rate debt. As of December 31, 2002, we maintained this swap agreement whereby Brown & Brown pays a fixed rate on the notional amount to a bank and the bank pays us a variable rate on the notional amount equal to a base LIBOR rate. We have assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap are reflected in other comprehensive income. The fair market value of this instrument is determined by quotes obtained from the related counter parties in combination with a valuation model utilizing discounted cash flows. The valuation of these derivative instruments is a significant estimate that is largely affected by changes in interest rates. If interest rates significantly increase or decrease, the value of these instruments will significantly change resulting in an impact on our net income.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," (SFAS No. 145). This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. This Statement will be effective for the year ended December 31, 2003 and for transactions entered into after May 15, 2002. The adoption of SFAS No. 145 will not have a material impact on our financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," (SFAS No. 146). This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 will not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," (SFAS No. 148). This Statement amends SFAS No. 123 (same title) and provides an alternative method of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. This Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, when beginning to expense stock options and change to the fair value-based method in fiscal years beginning after December 15, 2003. As required, we adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires the guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The adoption of FIN 45 will not have a material impact on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which, clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 are applicable for variable interest entities created prior to January 31, 2003 no later than July 1, 2003. The adoption of FIN 46 will not have an impact on our financial position or results of operations.

CONSOLIDATED STATEMENTS OF
INCOME
	Year Ended December 31,
(in thousands, except per share data)	2002	2001	2000
REVENUES
Commissions and Fees	$452,289	$359,697	$258,309
Investment Income	2,945	3,686	4,887
Other Income, Net	508	1,646	2,209
Total Revenues	455,742	365,029	265,405

EXPENSES
Employee Compensation and Benefits	224,755	187,653	149,836
Non-Cash Stock Grant Compensation	3,823	1,984	483
Other Operating Expenses	66,554	56,815	44,372
Amortization	14,042	15,860	9,226
Depreciation	7,245	6,536	6,158
Interest	4,659	5,703	1,266
Total Expenses	321,078	274,551	211,341

Income Before Income Taxes and Minority Interest	134,664	90,478	54,064

Income Taxes	49,271	34,834	20,146

Minority Interest, Net of Income Tax	2,271	1,731	1,125

Net Income	$83,122	$53,913	$32,793
	=======	======	=======
Net Income Per Share:

Basic	$1.24	$0.86	$0.53
	====	===	===
Diluted	1.22	0.85	0.53
	====	===	===
Weighted Average Number of Shares Outstanding:

Basic	67,283	62,563	61,845
	======	======	======
Diluted	68,043	63,222	62,091
	======	======	======
See accompanying notes to our consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS

	At December 31,
(in thousands, except per share data)	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$91,247	$16,048
Restricted Cash	79,796	50,328
Short-Term Investments	446	451
Premiums, Commission and Fees Receivable	144,244	101,449
Other Current Assets	16,527	8,230
Total Current Assets	332,260	176,506
Fixed Assets, Net	24,730	25,544
Goodwill, Net	176,269	112,974
Other Intangible Assets, Net	203,984	155,337
Investments	8,585	8,983
Deferred Income Taxes, Net	1,788	1,519
Other Assets	6,733	7,874
Total Assets	$754,349	$488,737
	=======	=======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Premiums Payable to Insurance Companies	$191,682	$151,649
Premium Deposits and Credits Due Customers	16,723	12,078
Accounts Payable	15,393	10,085
Accrued Expenses	46,586	31,930
Current Portion of Long-Term Debt	27,334	20,855
Total Current Liabilities	297,718	226,597
Long-Term Debt	57,585	78,195
Other Liabilities	5,604	6,308
Commitments and Contingencies (Note 13)
Minority Interest	1,852	2,352

SHAREHOLDERS' EQUITY:
Common Stock, Par Value $0.10 Per Share;
Authorized 140,000 Shares; Issued and
Outstanding, 68,178 at 2002 and 63,194 at 2001	6,818	6,319
Additional Paid-In Capital	159,564	11,181

Retained Earnings	223,102	153,392
Accumulated Other Comprehensive Income, Net of Tax
Effect of $1,290 at 2002 and $2,750 at 2001	2,106	4,393
Total Shareholders' Equity	391,590	175,285
Total Liabilities and Shareholders' Equity	$754,349	$488,737
	=======	========
See accompanying notes to our consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

					ACCUMULATED
	COMMON STOCK		ADDITIONAL		OTHER
(in thousands, except per share data)	SHARES	PAR	PAID-IN	RETAINED	COMPREHENSIVE
	OUTSTANDING	VALUE	CAPITAL	EARNINGS	INCOME	TOTAL

Balance at January 1, 2000	61,591	$6,159	$1,782	$87,492	$4,922	$100,355
Net income				32,793		32,793
Net decrease in unrealized
appreciation of available-
FOR SALE securities					(2,427)	(2,427)
Comprehensive income						30,366
Common stock issued for employee
stock benefit plans	947	95	2,134			2,229
Common stock purchased for
employee stock benefit plans	(365)	(37)	(3,916)	(1,583)		(5,536)
Net distributions from pooled entities	(9)	(1)		(1,869)		(1,870)
Principal payments made on ESOP
obligations from pooled entities				353		353
Cash dividends paid ($0.135 per share)				(7,525)		(7,525)
Balance at December 31, 2000	62,164	6,216	--	109,661	2,495	118,372
Net income				53,913		53,913
Net increase in unrealized appreciation
of available-for-sale securities					1,951	1,951
Net loss on cash-flow hedging derivative					(53)	(53)
Comprehensive income						55,811
Common stock issued for employee
stock benefit plans	786	79	4,749			4,828
Common stock issued for agency
acquisition	244	24	6,432			6,456
Net distributions from pooled entities				(849)		(849)
Adjustment to conform fiscal year-end
for pooled entity				385		385
Cash dividends paid ($0.16 per share)				(9,718)		(9,718)
Balance at December 31, 2001	63,194	6,319	11,181	153,392	4,393	175,285
Net income				83,122		83,122
Net decrease in unrealized appreciation
of available-for-sale securities					(270)	(270)
Net loss on cash-flow hedging
derivative					(2,017)	(2,017)
Comprehensive income						80,835
Proceeds from the issuance of
common stock, net of expenses	5,000	500	148,937			149,437
Common stock purchased for employee
stock benefit plans	(400)	(40)	(10,102)			(10,142)
Common stock issued for employee
stock benefit plans	380	38	9,430			9,468
Common stock issued to directors	4	1	118			119
Cash dividends paid ($0.20 per share)				(13,412)		(13,412)
Balance at December 31, 2002	68,178	$6,818	$159,564	$223,102	$2,106	$391,590

See accompanying notes to our consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CASH FLOWS

	Year Ended December 31
(in thousands)	2002	2001	2000

Cash Flows from Operating Activities:
Net income	$83,122	$53,913	$32,793
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	14,042	15,860	9,226
Depreciation	7,245	6,536	6,158
Non-cash stock grant compensation	3,823	1,984	483
Deferred income taxes	1,191	199	(2,721)
Net losses (gains) on sales of investments, fixed
assets and customer accounts	1	(870)	(712)
Minority interest in earnings	3,693	2,814	1,829
Adjustment to conform fiscal year-end for pooled entities	--	385	--
Changes in operating assets and liabilities, net of effect
from insurance agency acquisitions and disposals:
Restricted cash (increase)	(29,468)	(18,311)	(12,051)
Premiums, commissions and fees receivable (increase)	(39,749)	(2,611)	(18,432)
Other assets (increase) decrease	(4,404)	838	2,343
Premiums payable to insurance companies increase	36,512	6,308	17,689
Premium deposits and credits due customers increase	4,599	3,731	576
Accounts payable increase (decrease)	526	2,279	(1,660)
Accrued expenses increase	13,318	4,306	7,316
Other liabilities (decrease)	(1,140)	(7,423)	(570)
Net cash provided by operating activities	93,311	69,938	42,267
Cash Flows from Investing Activities:
Additions to fixed assets	(7,275)	(11,017)	(5,553)
Payments for businesses acquired, net of cash acquired	(120,926)	(131,039)	(17,651)
Proceeds from sales of fixed assets and client accounts	4,923	1,619	1,755
Purchases of investments	(111)	(3,006)	(781)
Proceeds from sales of investments	122	5,605	1,026
Net cash used in investing activities	(123,267)	(137,838)	(21,204)
Cash Flows from Financing Activities:
Proceeds from long-term debt	--	90,062	493
Payments on long-term debt	(23,722)	(33,297)	(4,494)
Proceeds from issuance of common stock, net of expenses	149,437	--	--
Issuances of common stock for employee stock benefit plans	5,765	2,844	1,746
Purchase of common stock for employee stock benefit plan	(10,142)	--	(5,536)
Net distributions from pooled entities	--	(849)	(1,870)
Cash dividends paid	(13,412)	(9,718)	(7,525)
Cash distribution to minority interest shareholders	(2,771)	(2,121)	(1,597)
Net cash provided by (used in) financing activities	105,155	46,921	(18,783)
Net increase (decrease) in cash and cash equivalents	75,199	(20,979)	2,280
Cash and cash equivalents at beginning of year	16,048	37,027	34,747
Cash and cash equivalents at end of year	$91,247	$16,048	$37,027

See accompanying notes to our consolidated financial statements.

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries ("Brown & Brown") is a diversified insurance agency and brokerage that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four segments: the Retail Division, which provides a broad range of insurance products and services to commercial, governmental, professional and individual customers; the National Programs Division, which is comprised of two units – Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups and market niches; the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services; and the Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation. Any outside or third-party interests in Brown & Brown's net income and net assets is reflected as minority interest in the accompanying consolidated financial statements.

As more fully described in Note 3 – Pooling-of-Interests Acquisitions, the accompanying consolidated financial statements for 2001 and all prior periods presented have been restated to show the effect of the acquisitions accounted for under the pooling-of-interests method of accounting.

REVENUE RECOGNITION

Commission income is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. At that date, the earnings process has been completed and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances. The policy cancellation reserve is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

RESTRICTED CASH, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, "premiums" are receivable from insureds. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. In certain states where Brown & Brown operates, the use and investment alternatives for these funds are regulated by various state agencies. Brown & Brown invests these unremitted funds only in cash, money market accounts and commercial paper and reports such amounts as restricted cash on the consolidated balance sheets. The interest income earned on these unremitted funds is reported as investment income in the consolidated statements of income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the consolidated balance sheets, "commissions" are receivable from insurance companies. "Fees" are primarily receivable from customers of Brown & Brown's Services Division.

INVESTMENTS

Brown & Brown's marketable equity securities have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the consolidated statements of income.

As of December 31, 2002 and 2001, Brown & Brown's marketable equity securities principally represented a long-term investment of 559,970 shares of common stock in Rock-Tenn Company. Brown & Brown's Chief Executive Officer serves on the board of directors of Rock-Tenn Company. Brown & Brown has no current intention of adding to or selling these shares.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Accumulated other comprehensive income reported in shareholders' equity was $2,106,000 at December 31, 2002 and $4,393,000 at December 31, 2001, net of deferred income taxes of $1,290,000 and $2,750,000, respectively.

FIXED ASSETS

Fixed assets are stated at cost. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized on the straight-line method over the term of the related lease.

GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" (SFAS No. 141), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations.

Effective January 1, 2002, Brown & Brown adopted SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142), which provides for the non-amortization of goodwill. Goodwill will now be subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets) and will be subject to a lower of cost or market impairment testing. SFAS No. 142 requires Brown & Brown to compare the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (EBITDA) and discounted cash flows. Brown & Brown completed its transitional impairment test of goodwill as of January 1, 2002 and its annual assessment as of November 30, 2002. No impairment was identified as a result of the tests.

Intangible assets are stated at cost less accumulated amortization and consist of purchased customer accounts, noncompete agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 20 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information about insurance policies and the related insured parties that is essential to policy renewals.

The carrying value of intangibles attributable to each division comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance agency and brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of their corresponding revenues or operating profits. Accordingly, Brown & Brown assesses the carrying value of its intangibles by comparison of a reasonable multiple applied to corresponding revenues or operating profits, as well as considering the undiscounted cash flows generated by the corresponding division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted; however, no impairments have been recorded for the years ended December 31, 2002, 2001 and 2000.

DERIVATIVES

Brown & Brown utilizes a derivative financial instrument to reduce interest rate risks. Brown & Brown does not hold or issue derivative financial instruments for trading purposes. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS Nos. 137 and 138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the resulting effect on the consolidated financial statements will depend on the derivative's hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows as compared to changes in the fair value of the liability being hedged.

STOCK-BASED COMPENSATION AND INCENTIVE PLANS

Brown & Brown has elected to account for its stock-based compensation and incentive plans under the intrinsic value based method with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123, "Accounting for Stock Based Compensation," had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. In December 2002, Brown & Brown adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

INCOME TAXES

Brown & Brown files a consolidated federal income tax return. Deferred income taxes are provided for in the consolidated financial statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods, unrealized appreciation of available-for-sale securities, and basis differences of intangible assets.

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Basic net income per share excludes dilution. Diluted net income per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock.

The following table sets forth the computation of basic net income per common share and diluted net income per common and common equivalent share:

The following table sets forth the computation of basic net income per common share and diluted net income per common and common equivalent share:

	Year Ended December 31,
(in thousands, except per share data)	2002	2001	2000

Net income	$83,122	$53,913	$32,793
Weighted average number of common shares outstanding	67,283	62,563	61,845
Dilutiveeffectof stock options using the treasury stock method	760	659	246
Weighted average number of common and common
equivalent shares outstanding	68,043	63,222	62,091
	=====	=====	=====
Basic net income per share	$1.24	$0.86	$0.53
Diluted net income per common and common equivalent share	1.22	0.85	0.53

All share and per share amounts in the consolidated financial statements have been restated to give effect to the two-for-one common stock split effected by Brown & Brown on November 21, 2001 and the two-for-one common stock split effected by Brown & Brown on August 23, 2000. Each stock split was effected as a stock dividend.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2002 and 2001, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2002 and 2001 since the debt is at floating rates. Brown & Brown's one interest rate swap agreement is reported at its fair value as of December 31, 2002 and 2001.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." Additionally, this Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement will be effective for the year ended December 31, 2003 and for transactions entered into after May 15, 2002. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities. " This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123 (same title) and provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, when beginning to expense stock options and change to the fair value based method in fiscal years beginning after December 15, 2003. As required, Brown & Brown adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires a guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 are applicable for variable interest entities created prior to January 31, 2003 no later than July 1, 2003. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

NOTE 2 - PURCHASE ACQUISITION

ACQUISITIONS IN 2002

On November 1, 2002, Brown & Brown acquired the insurance-related assets and certain liabilities of Chartered Financial Services Corporation, CalSurance Associates, Inc., United Network of Insurance Services, Inc., Sterling Reinsurance Intermediaries, Inc. and Lancer Claims Services, Inc., collectively referred to as "CalSurance" or "CSA." CalSurance specialized in program insurance business as well as commercial retail business. As a result of the acquisition, Brown & Brown entered into several niche program insurance businesses and expanded its retail insurance presence in the State of California. The aggregate purchase price was $65,316,000, consisting of $57,616,000 of cash, issuance of $6,399,000 in notes payable and the assumption of $1,301,000 of liabilities. The results of CSA's operations have been included in the consolidated financial statements since November 1, 2002.

In addition, Brown & Brown acquired the assets and certain liabilities of 21 general insurance agencies, several books of business (customer accounts) and the outstanding stock of six general insurance agencies. The aggregate purchase price was $65,761,000 including $59,277,000 of net cash payments, issuance of $1,692,000 in notes payable and the assumption of $4,792,000 of liabilities. The results of these operations have been included in the consolidated financial statements since the dates of each acquisition.

The following table summarizes the estimated fair values of the assets acquired as of the date of each acquisition.

(in thousands)	CSA	Other	Total
Current assets	$-	$ 3,045	$ 3,045
Property, plant and equipment	500	834	1,334
Purchased customer accounts	32,383	29,205	61,588
Noncompeteagreements	50	1,740	1,790
Goodwill	32,383	29,371	61,754
Other assets	-	1,566	1,566
Total assets acquired	65,316	65,761	131,077
Current liabilities	-	(3,521)	(3,521)
Long-term debt	(178)	(384)	(562)
Non-current liabilities	(1,123)	(887)	(2,010)
Total liabilities assumed	(1,301)	(4,792)	(6,093)
Net assets acquired	$64,015	$60,969	$124,984

The weighted average useful lives for the above acquired intangible assets are as follows: purchased customer accounts – 20 years and noncompete agreements – five years.

Goodwill of $61,754,000 was assigned to the Retail, National Programs and Brokerage Divisions in the amounts of $29,149,000, $26,900,000 and $5,705,000, respectively. Of that total amount, $50,773,000 is expected to be deductible for tax purposes.

The results of operations for the acquisitions completed during 2002 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred at the beginning of 2001, Brown & Brown's results of operations would be as shown in the following table, excluding any amortization of goodwill in 2001. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	Year Ended December 31,
(in thousands, except per share data)	2002	2001
(Unaudited)
Total revenues	$495,988	$426,048
Income before income taxes and minority interest	141,835	100,766
Net income	87,568	60,292
Net income per share:
Basic	$ 1.30	$ 0.96
Diluted	1.29	0.95
Weighted average number of shares outstanding:
Basic	67,283	62,563
Diluted	68,043	63,222

Additional consideration paid to sellers or consideration returned to Brown & Brown by sellers as a result of purchase price adjustment provisions are recorded as adjustments to intangibles when the contingencies are settled. The net additional consideration paid by Brown & Brown as a result of these adjustments totaled $5,181,000, $2,342,000 and $1,220,000 in 2002, 2001 and 2000, respectively, of which $2,470,000, $605,000 and $0 were allocated to goodwill in 2002, 2001 and 2000 respectively. As of December 31, 2002, the maximum future contingency payments related to acquisitions totaled $35,957,000.

ACQUISITIONS IN 2001

On January 1, 2001, Brown & Brown acquired the insurance-related assets and certain liabilities of The Riedman Corporation ("Riedman"). Riedman was a provider of a broad range of insurance products and services in 13 states. As a result of the acquisition, Brown & Brown acquired operations that generated $54,193,000 in commissions and fees in 2000 and established locations in 12 new states. The aggregate purchase price was $92,310,000, including $62,398,000 of cash, issuance of $10,546,000 in notes payable and the assumption of $19,366,000 of liabilities, which was primarily debt related to prior acquisitions by Riedman. The results of Riedman's operations have been included in the consolidated financial statements since January 1, 2001.

On May 1, 2001, Brown & Brown acquired the insurance-related assets and certain liabilities of Parcel Insurance Plan, Inc. ("PIP"). PIP was a specialty insurance agency providing insurance coverage to commercial and private shippers for small packages and parcels with insured values of less than $25,000 each. As a result of the acquisition, Brown & Brown expanded into a new insurance brokerage niche. The aggregate purchase price was $23,012,000, including $22,869,000 of cash and the assumption of $143,000 of liabilities. The results of PIP's operations have been included in the consolidated financial statements since May 1, 2001.

On October 1, 2001, Brown & Brown acquired the insurance-related assets of Henry S. Lehr, Inc. and Apollo Financial Corporation ("Lehr"). Lehr was a provider of a broad range of insurance products and services including targeted insurance products and services for social services organizations. As a result of the acquisition, Brown & Brown expanded its retail insurance presence in the northeastern United States. The aggregate purchase price was $11,600,000, consisting entirely of cash. The results of Lehr's operations have been included in the consolidated financial statements since October 1, 2001.

In addition, Brown & Brown acquired the assets and certain liabilities of nine general insurance agencies, several books of business (customer accounts) and the outstanding stock of two general insurance agencies. The aggregate purchase price was $52,824,000, including $36,056,000 of net cash payments, the issuance of notes payable in the amount of $4,662,000, the issuance of 244,028 shares of Brown & Brown's common stock with an approximate fair market value as of the respective acquisition dates of $6,456,000 based on the average stock price for the 20 trading days ending three days prior to the respective closing dates and the assumption of $5,650,000 of liabilities. The results of these operations have been included in the consolidated financial statements since the dates of each acquisition.

The following table summarizes the estimated fair values of the assets acquired at the date of each acquisition and are based on preliminary purchase price allocations:

(in thousands)	RIEDMAN	PIP	LEHR	OTHER	TOTAL

Current assets	$--	$--	$--	$4,114	$4,114

Fixed assets	2,899	546	174	633	4,252

Purchased customer Accounts	43,265	10,077	5,513	23,451	82,306

Noncompeteagreements	2,800	2,300	400	1,871	7,371

Acquisition costs	81	12	--	76	169

Goodwill	43,265	10,077	5,513	22,662	81,517

Other assets	--	--	--	17	17

Total assets acquired	92,310	23,012	11,600	52,824	179,746

Current liabilities	(9,388)	(143)	--	(5,333)	(14,864)

Long-term debt	(8,616)	--	--	--	(8,616)

Non-current liabilities	(1,362)	--	--	(317)	(1,679)

Total liabilities assumed	(19,366)	(143)	--	(5,650)	(25,159)

Total net assets acquired	$72,944	$22,869	$11,600	$47,174	$154,587

The weighted average useful lives for the above acquired intangible assets are as follows: purchased customer accounts – 20 years and noncompete agreements – 5 years.

Goodwill of $81,517,000 was assigned to the Retail and National Programs Divisions in the amounts of $71,440,000 and $10,077,000, respectively. Of that total amount, $75,741,000 is expected to be deductible for tax purposes.

The results of operations for the acquisitions completed during 2001 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred at the beginning of 2000, Brown & Brown's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	Year Ended December 31,
(in thousands, except per share data)	2001	2000
(Unaudited)
Total revenues	$387,805	$358,583
Income before income taxes and minority
interest	94,479	62,724
Net income	56,374	37,449
Net income per share:
Basic	$ 0.90	$ 0.60
Diluted	0.89	0.60
Weighted average number of shares outstanding:
Basic	62,767	62,089
Diluted	63,426	62,335

The results of operations for the Riedman acquisition were combined with those of Brown & Brown effective January 1, 2001. Riedman's unaudited revenues, income before income taxes and minority interest and net income included in the 2000 pro forma data summarized above approximate $54,193,000, $1,075,000 and $661,000, respectively. The impact of Riedman on the 2000 pro forma data on diluted net income per share approximates $0.01 per share.

ACQUISITIONS IN 2000

In 2000, Brown & Brown acquired the assets of five general insurance agencies, several books of business (customer accounts) and the outstanding stock of two general insurance agencies. The aggregate purchase price was $19,669,000, including $19,058,000 of net cash payments and the issuance of notes payable in the amount of $611,000. Of that total amount, $12,000 was assigned to goodwill in the National Programs Division. Each of these acquisitions was accounted for as a purchase, and substantially the entire cost was assigned to purchased customer accounts, noncompete agreements and goodwill. The results of these operations have been included in the consolidated financial statements since the dates of each acquisition.

NOTE 3 – POOLING-OF-INTERESTS ACQUISITIONS

In 2001, Brown & Brown acquired all of the outstanding stock of the following insurance agency or brokerage firms. These transactions have been accounted for under the pooling-of-interests method of accounting and, accordingly, Brown & Brown's consolidated financial statements and related notes have been restated for all periods prior to the dates of acquisition to include the results of operations, financial positions and cash flows of these companies. The following table reflects the effects of its 2001 acquisitions on the 2001 and 2000 individual and combined operating results of Brown & Brown:

		2001			2000
		_________________________			_____________________________
(in thousands, except share and				NET
per share data)	COMMON			INCOME			NET
	SHARES		NET	PER		NET	INCOME
	ISSUED	REVENUE	INCOME	SHARE	REVENUE	INCOME	PER SHARE

Brown & Brown, as
previously reported for 2000		$307,050	$50,941	$0.87	$209,706	$33,186	$0.58

The Huval Companies	654,758	7,981	458		7,784	147

Spencer & Associates, Inc.
and SAN of East Central
Florida, Inc.	191,176	1,971	191		2,050	(67)

The Young Agency, Inc.	1,142,858	11,784	771		11,207	(606)

Layne & Associates, Ltd	482,334	6,707	234		6,808	(1,098)

Agency of Insurance Professionals,
Inc., CompVantage Insurance
Agency, LLC, and Agency of
Indian Programs Insurance, LLC	240,268	2,591	257		2,168	24

Finwall & Associates Insurance, Inc.	167,466	1,685	102		1,701	215

The Connelly Insurance Group, Inc.	515,176	5,984	415		5,155	270

The Benefit Group, Inc.	119,708	865	166		1,066	426

Logan Insurance Agency, Inc. and
Automobile Insurance Agency of
Virginia, Inc.	16,736	488	68		459	54

Froehlich-Paulson-Moore, Inc. and
M&J Buildings, LLC	62,200	1,193	83		1,266	109

McKinnon & Mooney, Inc.	42,018	671	(6)		805	19

Raleigh, Schwarz & Powell, Inc.	1,130,112	16,059	233		15,230	114

Brown & Brown, as combined		$365,029	$53,913	$0.85	$265,405	$32,793	$0.53

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

  Effective January 1, 2002, Brown & Brown adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides for the non-amortization of goodwill. Goodwill will now be subject to at least an annual assessment for impairment by applying a fair value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets) and will be subject to a lower of cost or market impairment testing. Brown & Brown completed its transitional impairment test of goodwill as of January 1, 2002 and its annual assessment as of November 30, 2002. No impairment was identified as a result of the tests.

Goodwill amortization expense in 2001 and 2000 was $4,203,000 and $1,251,000, respectively. The adoption of SFAS No. 142 eliminated the corresponding amount of goodwill amortization in 2002. The following table provides a reconciliation of reported net income for 2001 and 2000 to adjusted net income had SFAS No. 142 been applied as of January 1, 2000:

	For the year ended December 31,
(in thousands, except per share data)	2002	2001	2000

Net income – as reported	$83,122	$53,913	$32,793

Goodwill amortization, net of tax	-	2,585	784

Adjusted net income	$83,122	$56,498	$33,577

Net income per share – Basic:
Net income – as reported	$1.24	$0.86	$0.53

Goodwill amortization, net of tax	-	0.04	0.01

Adjusted net income	$1.24	$0.90	$0.54

Net income per share – Diluted:
Net income – as reported	$1.22	$0.85	$0.53

Goodwill amortization, net of tax	-	0.04	0.01

Adjusted net income	$1.22	$0.89	$0.54

The changes in goodwill, net of accumulated amortization, for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Services	Brokerage	Total

Balance as of January 1, 2001	$ 33,194	$ 1,661	$-	$200	$ 35,055

Goodwill of acquired businesses	71,042	11,028	52	0	82,122

Amortization expense	(3,769)	(413)	(1)	(20)	(4,203)

Balance as of December 31, 2001	100,467	12,276	51	180	112,974

Goodwill of acquired businesses	31,618	26,900	5	5,705	64,228

Goodwill disposed of relating to
sales of businesses	(662)	(271)	-	-	(933)

Balance as of December 31, 2002	$131,423	$38,905	$56	$ 5,885	$176,269
	=======	======	====	======	=======

Other intangible assets at December 31 consisted of the following:

	2002				2001
	_____________________________________				______________________________________
(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (yrs.)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (yrs.)
Purchased
customer
accounts	$254,413	$(63,188)	191,225	18.1	$193,412	$(52,172)	141,240	17.4
Noncompete agreements	31,686	(18,927)	12,759	7.7	29,970	(15,873)	14,097	7.9
	$286,099	$(82,115)	$203,984		$223,382	$(68,045)	$155,337

Amortization expense recorded for other intangible assets for the years ended December 31, 2002, 2001 and 2000 was $14,042,000, $11,657,000 and $7,975,000, respectively.

Amortization expense for other intangible assets for the years ending December 31, 2003, 2004, 2005, 2006 and 2007 is estimated to be $15,827,000, $15,521,000, $15,153,000, $13,817,000, and $13,297,000, respectively.

NOTE 5 – INVESTMENTRS

Investments at December 31 consisted of the following:

	2002 CARRYING VALUE		2001 CARRYING VALUE

(in thousands)	CURRENT	NON-CURRENT	CURRENT	NON-CURRENT
Available-for-sale marketable
equity securities	$148	$7,548	$96	$8,064
Non-marketable equity securities
and certificates of deposit	298	1,037	355	919

Total investments	$446	$8,585	$451	$8,983

The following table summarizes available-for-sale securities at December 31:

(in thousands)	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Marketable Equity Securities:
2002	$548	$7,161	$(13)	$7,696
2001	534	7,637	(11)	8,160

The following table summarizes the proceeds and realized gains/(losses) on investments for the year ended December 31:

(in thousands)	PROCEEDS	GROSS REALIZED GAINS	GROSS REALIZED LOSSES
2002
Available-for-sale marketable equity securities	$32	$6	$(7)
Non-marketable equity securities and certificates of deposit	90	50	(1)
Total	$122	$56	$(8)

2001

Available-for-sale marketable equity securities	$1,607	$--	$--
Non-marketable equity securities and certificates of deposit	3,998	289	--
Total	$5,605	$289	$--

2000

Available-for-sale marketable equity securities	$474	$144	$(15)
Non-marketable equity securities and certificates of deposit	552	70	(19)
Total	$1,026	$214	$(34)

NOTE 6 - FIXED ASSETS

Fixed assets at December 31 consisted of the following:

(in thousands)	2002	2001
Furniture, fixtures and equipment	$58,164	$56,759
Land, buildings and improvements	1,965	3,324
Leasehold improvements	3,777	3,662
	63,906	63,745
Less accumulated depreciation and amortization	(39,176)	(38,201)
	$24,730	$25,544

Depreciation expense amounted to $7,245,000 in 2002, $6,536,000 in 2001 and $6,158,000 in 2000.

NOTE 7 - ACCRUED EXPENSES

Accrued expenses at December 31 consisted of the following:

(in thousands)	2002	2001

Accrued bonuses	$19,469	$13,230
Accrued compensation and benefits	11,001	8,818
Other	16,116	9,882
Total	$46,586	$31,930

NOTE 8 - LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:

(in thousands)	2002	2001
Term loan agreements	$65,286	$79,143
Revolving credit facility	--	--
Acquisition notes payable	19,253	18,493
Other notes payable	380	1,414
	84,919	99,050
Less current portion	(27,334)	(20,855)
Long-term debt	$57,585	$78,195

In January 2001, Brown & Brown entered into a $90 million unsecured seven-year term loan agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day London Interbank Offering Rate (LIBOR) plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The 90-day LIBOR was 1.38% and 1.88% as of December 31, 2002 and 2001, respectively. The loan was fully funded on January 3, 2001 and as of December 31, 2002 had an outstanding balance of $64.3 million. This loan is to be repaid in equal quarterly installments of $3.2 million through December 2007.

To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of its seven-year $90 million term loan, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not impact or change the required 0.50% to 1.00% credit risk spread portion of the term loan. In accordance with SFAS No. 133, as amended, Brown & Brown recorded a liability as of December 31, 2002 for the fair value of the interest rate swap of approximately $2,070,000, net of taxes of approximately $1,269,000, with the related change in fair value reflected as other comprehensive income. As of December 31, 2001, Brown & Brown recorded a liability for the fair value of the interest rate swap of approximately of $53,000, net of taxes of approximately $33,000. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge.

In 1991, Brown & Brown entered into a long-term unsecured credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate (4.25% and 4.75% at December 31, 2002 and 2001 respectively) plus 1.00%. At December 31, 2002, the maximum amount of $1.0 million currently available for borrowings was outstanding. In accordance with an August 1, 1998 amendment to the credit agreement, the outstanding balance will be repaid in August 2003.

Both of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2002.

Acquisition notes payable represent debt incurred to former owners of certain agencies acquired by Brown & Brown. These notes, including future contingent payments, are payable in monthly and annual installments through February 2014, including interest in the range from 6.0% to 15.25%.

Brown & Brown also had a revolving credit facility with a national banking institution that provided for available borrowings of up to $50 million, with a maturity date of October 2002, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.45% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. A commitment fee of 0.15% to 0.25% per annum was assessed on the unused balance. The 90-day LIBOR was 1.88% as of December 31, 2001. There were no borrowings against this facility at December 31, 2001 and the facility was not renewed upon its maturity date in October 2002.

Interest paid in 2002, 2001 and 2000 was $4,899,000, $5,324,000 and $1,364,000, respectively.

At December 31, 2002,maturities of long-term debt were $27,334,000 in 2003, $16,401,000 in 2004, $14,218,000 in 2005, $13,303,000 in 2006, $13,152,000 in 2007 and $511,000 in 2008 and beyond.

NOTE 9 – INCOME TAXES

At December 31, 2002, Brown & Brown had a net operating loss carryforward of $2,217,000 for income tax reporting purposes, portions of which expire in the years 2011 through 2021. This carryforward was derived from agencies acquired by Brown & Brown in 2001 and 1998.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of Brown & Brown's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2002	2001

Deferred tax liabilities:
Fixed assets	$1,558	$--
Net unrealized appreciation of available-for-sale securities	1,290	2,750
Prepaid insurance and pension	940	616
Intangible assets	3,972	1,186
Total deferred tax liabilities	7,760	4,552
Deferred tax assets:
Fixed assets	--	57
Deferred compensation	4,349	2,987
Accruals and reserves	4,323	2,044
Net operating loss carryforwards	842	731
Other	69	290
Valuation allowance for deferred tax assets	(35)	(38)
Total deferred tax assets	9,548	6,071
Net deferred tax (asset)/liability	$(1,788)	$(1,519)

Significant components of the provision (benefit) for income taxes for the year ended December 31 are as follows:

(in thousands)	2002	2001	2000
Current:
Federal	$45,594	$30,731	$19,642
State	4,868	4,302	3,225
Total current provision	50,462	35,033	22,867
Deferred:
Federal	(1,139)	(179)	(2,337)
State	(52)	(20)	(384)
Total deferred (benefit) provision	(1,191)	(199)	(2,721)
Total tax provision	$49,271	$34,834	$20,146

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the year ended December 31 is as follows:

	2002	2001	2000
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.0	3.0	3.3
State income tax credits	(0.7)	-	-
Interest exempt from taxation and dividend exclusion	(0.4)	(0.3)	(0.4)
Non-deductible goodwill amortization	0.3	0.4	0.4
Other, net	(0.6)	0.4	(1.0)
Effective tax rate	36.6%	38.5%	37.3%

Income taxes paid in 2002, 2001 and 2000 were $47,652,000, $33,840,000, and $18,740,000, respectively.

NOTE 10 - EMPLOYEE SAVINGS PLAN

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit sharing contribution for all eligible employees. Brown & Brown's contributions to the plan totaled $5,731,000 in 2002, $4,357,000 in 2001 and $3,663,000 in 2000.

NOTE 11 - STOCK-BASED COMPENSATION AND INCENTIVE PLANS

STOCK PERFORMANCE PLAN

Brown & Brown has adopted a stock performance plan, under which up to 3,600,000 shares of Brown & Brown's stock ("Performance Stock") may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Shares must be vested before participants take full title to Performance Stock. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the market value of Brown & Brown's common stock from the initial price specified by Brown & Brown. Dividends are paid on unvested shares of Performance Stock that have satisfied the first vesting condition, and participants may exercise voting privileges on such shares which are considered to be "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted earnings per share. Awarded shares satisfy the second condition for vesting on the earlier of (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants; (ii) attainment of age 64; or (iii) death or disability of the participant. At December 31, 2002, 2,783,422 shares had been granted under the plan at initial stock prices ranging from $3.79 to $32.90. As of December 31, 2002, 2,602,996 shares had met the first condition for vesting and had been awarded; and 89,766 shares had satisfied both conditions for vesting and had been distributed to participants.

The compensation element for Performance Stock is equal to the fair market value of the shares at the date the first vesting condition is satisfied and is expensed over the remainder of the vesting period. Compensation expense related to this Plan totaled $3,823,000 in 2002, $1,984,000 in 2001 and $483,000 in 2000.

EMPLOYEE STOCK PURCHASE PLAN

Brown & Brown has adopted an employee stock purchase plan ("the Stock Purchase Plan"), which allows for substantially all employees to subscribe to purchase shares of Brown & Brown's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. Of the 3,000,000 shares authorized for issuance under the Stock Purchase Plan as of December 31, 2002, 584,665 shares remained available and reserved for future issuance.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted a qualified incentive stock option plan (the "Incentive Stock Option Plan") that provides for the granting of stock options to certain key employees. The objective of this plan is to provide additional performance incentives to grow Brown & Brown's pre-tax earnings in excess of 15% annually. Brown & Brown is authorized to grant options for up to 2,400,000 common shares, of which 1,152,000 were granted on April 21, 2000 at the most recent trading day's closing market price of $9.67 per share. All of the outstanding options vest over a one-to-ten-year period, with a potential acceleration of the vesting period to three to six years based on achievement of certain performance goals. All of the options expire ten years after the grant date. As of December 31, 2002, 124,080 option shares were exercisable. During 2002, an additional 5,000 option shares were granted, 31,732 option shares were exercised, and 32,000 option shares were canceled.

On October 31, 2001 an additional 5,000 option shares were granted at the most recent trading day's closing market price of $28.40. These option shares vest in 1,000-share increments through 2006, if certain performance goals are met. The option shares are expensed at the price differential of the closing market price at the date of vesting and the option price times the shares vesting. As of December 31, 2002, 1,000 of these option shares became vested and were exercisable, and thus a corresponding $4,000 was expensed.

The weighted average fair value of the incentive stock options granted during 2000 estimated on the date of grant using the Black-Scholes option-pricing model, was $4.73 per share. The fair value of these options granted is estimated on the date of grant using the following assumptions: dividend yield of 0.86%; expected volatility of 29.6%; risk-free interest rate of 6.3%; and an expected life of ten years.

PRO FORMA EFFECT OF PLANS

Brown & Brown applies the intrinsic value based method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock plans. Accordingly, Brown & Brown is adopting the disclosure requirements of SFAS No. 148, "Accounting for Stock-based Compensation" – Transition and Disclosure, effective for the fiscal year ending December 31, 2002, which requires presentation of pro forma net income and earnings per share information under SFAS No. 123 (same title).

Pursuant to the above disclosure requirement, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under APB 25, net of related income tax effects, deducts the total fair value expense under SFAS 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

(in thousands, except per share data)	2002	2001	2000
Net income as reported	$83,122	$53,913	$32,793
Total stock-based employee compensation
cost included in the determination of
net income, net of related tax effects	2,370	1,220	303
Total stock-based employee compensation
cost determined under fair value method for
all awards, net of related tax effects	(3,832)	(3,751)	(1,301)

Pro forma net income	$81,660	$51,382	$31,795

Earnings per share:
Basic, as reported	$1.24	$0.86	$0.53
Basic, pro forma	1.21	0.82	0.51

Diluted, as reported	$1.22	$0.85	$0.53
Diluted, pro forma	1.20	0.81	0.51

NOTE 12 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Brown & Brown's significant non-cash investing and financing activities for the year ended December 31 are as follows:

(in thousands)	2002	2001	2000

Unrealized holding gain (loss) on available-for-sale securities, net of tax benefit of $224 for 2002; net of tax effect of
$1,188 for 2001, and net of tax benefit of $1,552 for 2000	$(270)	$1,951	$(2,427)

Net losses on cash flow-hedging derivatives, net of tax
benefit of $1,236 for 2002 and net of tax benefit of $33 for 2001	(2,017)	(53)	--

Notes payable issued or assumed for purchased customer accounts	9,883	34,767	611

Notes payable assumed by buyer on sale of customer accounts	292	--	--

Notes received on the sale of fixed assets and customer accounts	1,245	192	467

Common stock issued for acquisitions accounted for under the
purchase method of accounting	--	6,456	--

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Brown & Brown leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2015. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2002, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

(in thousands)
2003	$15,052
2004	12,015
2005	8,684
2006	5,656
2007	3,376
Thereafter	4,991
Total minimum future lease payments	$49,774

Rental expense in 2002, 2001 and 2000 for operating leases totaled $18,967,000, $16,829,000 and $13,081,000, respectively.

Brown & Brown is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of Brown & Brown does not believe that any such claims or lawsuits will have a material effect on Brown & Brown's financial condition or results of operations.

NOTE 14 - FOLLOW-ON STOCK OFFERING

In March 2002, Brown & Brown completed a follow-on stock offering of 5,000,000 shares of common stock at a price of $31.50 per share. The net proceeds of the offering were $149,400,000 which are intended to be used for acquisitions and for other general corporate purposes, including working capital and capital expenditures.

NOTE 15 - BUSINESS CONCENTRATIONS

Substantially all of Brown & Brown's premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. Brown & Brown, as agent and broker, typically collects premiums, retains its commission and remits the balance to the insurance companies. A significant portion of business written by Brown & Brown is for customers located in Arizona, California, Florida and New York. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Arizona, California, Florida and/or New York could have a material adverse effect on Brown & Brown's business, although no such conditions have been encountered in the past.

For the years ended December 31, 2002, 2001 and 2000, approximately 3.4%, 5.2% and 6.5%, respectively, of Brown & Brown's total revenues were derived from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with Brown & Brown, Brown & Brown believes other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown's total revenues.

NOTE 16 - SEGMENT INFORMATION

Brown & Brown's business is divided into four segments: the Retail Division, which provides a broad range of insurance products and services to commercial, professional and individual customers; the National Programs Division, which is comprised of two units – Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups and market niches; the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services; and the Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers. Brown & Brown conducts all of its operations within the United States of America.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes and minority interest. Intersegment revenues are not significant.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes corporate-related items and any income and expenses not allocated to reportable segments.

Year Ended December 31, 2002
(in thousands)	RETAIL	NATIONAL PROGRAMS	SERVICES	BROKERAGE	OTHER	TOTAL
Total revenues	$348,457	$58,560	$28,578	$24,315	$(4,168)	$455,742
Investment income	4,961	1,078	422	213	(3,729)	2,945
Interest expense	16,777	2,188	269	634	(15,209)	4,659
Depreciation	5,159	932	502	268	384	7,245
Amortization	11,063	2,533	38	252	156	14,042
Income before income
taxes and minority
interest	78,939	26,220	4,315	6,864	18,326	134,664
Total assets	527,015	201,038	12,573	66,910	(53,187)	754,349
Capital expenditures	5,799	472	251	337	416	7,275

Year Ended December 31, 2001
(in thousands)	RETAIL	NATIONAL PROGRAMS	SERVICES	BROKERAGE	OTHER	TOTAL
Total revenues	$287,555	$43,790	$24,968	$12,228	$(3,512)	$365,029
Investment income	4,383	1,718	365	113	(2,893)	3,686
Interest expense	13,345	1,108	277	--	(9,027)	5,703
Depreciation	4,627	879	508	178	344	6,536
Amortization	13,366	2,334	24	54	82	15,860
Income before income taxes
and minority interest	52,013	17,864	3,969	4,087	12,545	90,478
Total assets	417,799	116,257	8,088	25,266	(78,673)	488,737
Capital expenditures	6,104	299	376	437	3,801	11,017

Year Ended December 31, 2000
(in thousands)	RETAIL	NATIONAL PROGRAMS	SERVICES	BROKERAGE	OTHER	TOTAL
Total revenues	$199,527	$36,838	$21,643	$7,985	$(588)	$265,405
Investment income	3,349	2,135	278	118	(993)	4,887
Interest expense	2,590	51	28	--	(1,403)	1,266
Depreciation	4,141	1,134	518	150	215	6,158
Amortization	7,729	1,406	4	55	32	9,226
Income before income taxes
and minority interest	30,114	14,937	3,070	2,697	3,246	54,064
Total assets	236,787	96,477	6,277	15,087	(29,951)	324,677
Capital expenditures	3,682	489	867	266	249	5,553

NOTE 17 - SUBSEQUENT EVENTS

From January 1, 2003 through February 5, 2003, Brown & Brown acquired the assets of four general insurance agencies and the remaining 25% minority interest in Florida Intracoastal Underwriters. The aggregate purchase price of these acquisitions was $33,139,000 including $33,059,000 of net cash payments, and the assumption of $80,000 of liabilities.

Brown & Brown's consolidated statement of income does not include any results of these operations since the acquisitions were not effective until January 1, 2003. The following unaudited pro forma results of operations of Brown & Brown give effect to these acquisitions for the years ended December 31, as though the transaction had occurred on January 1, 2001 excluding any amortization of goodwill in 2001:

	Year Ended December 31,
(in thousands, except per share data)	2002	2001
(Unaudited)
Total revenues	$471,519	$378,604
Income before income taxes and minority interest	137,210	92,511
Net income	86,972	56,894
Net income per share:
Basic	$1.29	$0.91
Diluted	1.28	0.90
Weighted average number of shares outstanding:
Basic	67,283	62,563
Diluted	68,043	63,222