Form 10-K/A, Exhibit 13
period 2002-12-31
BROWN & BROWN INC
filed 2003-05-27
CIK 79282

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

SFASNo. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (EBITDA) and discounted cash flows.

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

The following table sets forth the computation of basic net income per common share and diluted net income per common and common equivalent share:

The following table sets forth the computation of basic net income per common share and diluted net income per common and common equivalent share:

	Year Ended December 31,
(in thousands, except per share data)	2002	2001	2000

Net income	$83,122	$53,913	$32,793
Weighted average number of common shares outstanding	67,283	62,563	61,845
Dilutiveeffectofstock options using the treasury stock method	760	659	246
Weighted average number of common and common
equivalent shares outstanding	68,043	63,222	62,091
	=====	=====	=====
Basic net income per share	$1.24	$0.86	$0.53
Diluted net income per common and common equivalent share	1.22	0.85	0.53

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

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheet of Brown & Brown, Inc. and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Brown & Brown, Inc. and its subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Brown & Brown, Inc. and its subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 4 and 11, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards ("SFAS"), No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002 and the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, respectively. Our audit procedures with respect to the disclosures in Notes 4 and 11 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and compensation expense related to stock compensation plans, to the Company's underlying records obtained from management, respectively, and (ii) testing the mathematical accuracy of the reconciliations of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Notes 4 and 11 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Accounting Standards No. 142.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Jacksonville, Florida
February 6, 2003

The following is a copy of the Report of Independent Certified Public
Accountants that was included in the 2001 Annual Report. Since the priorauditors have ceased operations, they have not reissued the report.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Brown & Brown, Inc.

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/S/ Arthur Andersen LLP

Orlando, Florida
January 18, 2002