Form 10-K, Exhibit 13
period 2003-12-31
BROWN & BROWN INC
filed 2004-03-15
CIK 79282

EXHIBIT 13

FINANCIAL Highlights

TOTAL REVENUES in millions of dollars	CLOSING STOCK PRICE PER SHARE reflects closing price at year-end	NET INCOME PER SHARE in dollars

	Year ended December 31,

(in thousands, except per share data)(1)	2003	Percent Change	2002	2001	2000	1999

Commissions and fees	$545,287	20.6	$452,289	$359,697	$258,309	$231,437

Total revenues	$551,040	20.9	$455,742	$365,029	$265,405	$237,523

Total expenses	$374,558	16.7	$321,078	$274,551	$211,341	$190,021

Income before income taxes and minority interest	$176,482	31.1	$134,664	$90,478	$54,064	$47,502

Net income	$110,322	32.7	$83,122	$53,913	$32,793	$28,271

Net income per share – diluted	$1.60	31.1	$1.22	$0.85	$0.53	$0.46

Weighted average number of shares outstanding – diluted	68,897	1.3	68,043	63,222	62,091	61,655

Dividends declared per share	$0.2425	21.3	$0.2000	$0.1600	$0.1350	$0.1150

Total assets	$865,854	14.8	$754,349	$488,737	$324,677	$286,416

Long-term debt	$41,107	(28.6)	$57,585	$78,195	$10,660	$10,905

Shareholders’ equity (2)	$498,035	27.2	$391,590	$175,285	$118,372	$100,355

(1)

All share and per share information has been restated to give effect to the two-for-one common stock split that became effective November 21, 2001 and the two-for-one common stock split that became effective August 23, 2000. Each stock split was effected as a stock dividend. Prior years’ results have been restated to give effect to acquisitions accounted for under the pooling-of-interests method of accounting. In addition, we made acquisitions accounted for under the purchase method of accounting during those periods, which affect the comparability of results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations: General” and Note 2 of the Notes to Consolidated Financial Statements for a description of our acquisitions in 2003, 2002 and 2001.

(2)

Shareholders’ equity as of December 31, 2003, 2002, 2001, 2000 and 1999 included net increases of $4,227,000, $2,106,000, $4,393,000, $2,495,000 and $4,922,000, respectively, as a result of the Company’s applications of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities.”

2 Letter to Our Shareholders 6 The Cheetah Inside 16 Letter from Our President 18 Retail Division

19 Programs Division 20 Services Division 21 Brokerage Division 22 Board of Directors 23 Corporate Officers

24 Executive Committee 25 Index to Financials

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

GENERAL

          The following discussion should be read in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

          We are a general insurance agency and brokerage headquartered in Daytona Beach and Tampa, Florida. Since 1993, our stated corporate objective has been to increase our net income per share by at least 15% every year. We have increased revenues from $95.6 million in 1993 (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $551.0 million in 2003, a compound annual growth rate of 19.2%. In the same period, we increased net income from $8.0 million (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $110.3 million in 2003, a compound annual growth rate of 30.0%. We have also increased net income per share 15.0% or more for 11 consecutive years, excluding the effect of a one-time investment gain of $1.3 million in 1994 and favorable adjustments to our income tax reserves of $0.7 million in 1994 and $0.5 million in 1995, respectively. Since 1993, excluding the historical impact of poolings, our pre-tax margins (income before income taxes and minority interest) improved in all but one year, and in that year, the pre-tax margin was essentially flat. These improvements have resulted primarily from net new business growth (new business production offset by lost business), acquisitions and continued operating efficiencies. Our revenue growth in 2003 was driven by (i) a general increase in premium rates, although at a slower rate than the two previous years; (ii) net new business growth; and (iii) the  acquisition of 23 agency entities as well as the  remaining 25% minority interest in Florida Intracoastal Underwriters, and several books of business, with total annualized revenues of approximately $45.8 million.

          Our commission and fee revenues are comprised of commissions paid by insurance companies and fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance underwriters and the insureds’ underlying “insurable exposure units,” which are units that insurers use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) so as to determine what premium to charge the policyholder. These premium rates are established by insurance companies based upon many factors, including reinsurance rates, none of which we control. Beginning in 1986 and continuing through 1999, commission revenues were adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for market share. Among other factors, this condition of a prevailing decline in premium rates, commonly referred to as a “soft market,” generally resulted in flat to reduced commissions on renewal business. The effect of this softness in rates on our commission revenues was somewhat offset by our acquisitions and net new business production. As a result of increasing “loss ratios” (the comparison of incurred losses plus adjustment expense against earned premiums) of insurance companies through 1999, there was a general increase in premium rates beginning in the first quarter of 2000 and continuing into 2003. During 2003, the increases in premium rates began to moderate. We expect this moderation of rates to continue through 2004.

Brown & Brown, Inc.

          The volume of business from new and existing customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions further impact our revenues. For example, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Conversely, stagnant rates of inflation and the general decline of economic activity in recent years have generally limited the increases in the values of insurable exposure units. Still, our revenues continue to grow through an intense focus on net new business growth and acquisitions. We anticipate that results of operations will continue to be influenced by these competitive and economic conditions in 2004.

          We also earn “contingent commissions,” which are revenue-sharing commissions paid by insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year. These commissions are primarily received in the first and second quarters of each year and, over the last three years, have averaged approximately 6.8% of the previous year’s total commission and fee revenues. Contingent commissions are included in our total commissions and fees in the consolidated statements of income in the year received. The term “core commissions and fees” excludes contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered.

          Fee revenues are generated primarily by our Services Division, which provides insurance-related services, including third-party administration, consulting for the workers’ compensation and employee benefit self-insurance markets, and managed healthcare services. In each of the past three years, fee revenues generated by the Services Division have declined as a percentage of our total commissions and fees, from 6.8% in 2001 to 6.0%, in 2003. This declining trend is anticipated to continue as the revenues from our other reportable segments grow at a faster pace.

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

ACQUISITIONS AND THE IMPACT OF THE POOLING-OF-INTERESTS METHOD OF ACCOUNTING

          During 2003, we acquired the assets and certain liabilities of 23 general insurance agencies, as well as the remaining 25% minority interest in Florida Intracoastal Underwriters, and several books of business (customer accounts) in transactions accounted for under the purchase method of accounting.

          During 2002, we acquired the assets and certain liabilities of 26 general insurance agencies, several books of business (customer accounts) and the outstanding stock of six general insurance agencies in transactions accounted for under the purchase method of accounting.

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This impending change in accounting rules was the impetus for many of our acquisitions in 2001. During 2001, we acquired the following 12 agency groups in stock-for-stock transactions accounted for under the pooling-of-interests method of accounting:

•	The Huval Companies

•	Spencer & Associates, Inc. and SAN of East Central Florida, Inc.

•	The Young Agency, Inc.

•	Layne & Associates, Ltd.

•	Agency of Insurance Professionals, Inc., CompVantage Insurance Agency, LLC and Agency of Indian Programs Insurance, LLC

•	Finwall & Associates Insurance, Inc.

2003 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

•	The Connelly Insurance Group, Inc.

•	The Benefit Group, Inc.

•	Logan Insurance Agency, Inc. and Automobile Insurance Agency of Virginia, Inc.

•	Froehlich-Paulson-Moore, Inc. and M&J Buildings, LLC

•	McKinnon & Mooney, Inc.

•	Raleigh, Schwarz & Powell, Inc.

          We also acquired the assets of 13 general insurance agencies, several books of business (customer accounts) and the outstanding stock of two general insurance agencies in 2001 in transactions accounted for under the purchase method of accounting.

          The revenues and expenses of entities that were acquired and accounted for under the purchase method of accounting are recognized only from the date of acquisition and therefore do not impact our previously reported historical results. However, during 2001 and prior years when acquisitions could be accounted for under the pooling-of-interests method, the applicable accounting rules required that our consolidated financial statements be restated for all prior periods to include the results of operations, financial positions and cash flows of those entities acquired in pooling transactions. Because most of the pooled entities were operated as privately held companies that paid significant year-end bonuses and compensation to their principals and owners during the periods prior to our acquisition of such entities, the combination of their lower net income results with our results diluted our historically reported profit margins, defined as income before income taxes and minority interest as a percentage of total revenues. As a result of the acquisitions completed in 2001 that were accounted for under the pooling-of-interests method, our profit margin in 2001 was 24.8%; however, without giving effect to those acquisitions, the 2001 profit margin would have been 27.9%. See Note 2 of the Notes to Consolidated Financial Statements for a description of our acquisitions and their impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          We believe that, of our significant accounting policies (see “Note 1 – Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

Revenue Recognition

          Commission revenues are recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted by known circumstances. Subsequent commission adjustments are recognized upon notification from the insurance companies. Contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee revenues are recognized as services are rendered.

Brown & Brown, Inc.

Business Acquisitions and Purchase Price  Allocations

          We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer accounts, noncompete agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

          In accordance with SFAS No. 141, “Business Combinations,” all of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, the Company records the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts includes the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals, and primarily represents the present value of the underlying cash flows expected to be received over the estimated future renewal periods of those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. If any of these assumptions change, it could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based on the duration of the agreements. Purchased customer accounts and noncompete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 20 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

Intangible Assets Impairment

          Effective January 1, 2002, we adopted SFAS No. 142, which requires that goodwill be subject to at least an annual assessment for impairment by applying a  fair-value based test. Amortizable intangible assets are amortized over their useful lives and are subject to a lower-of-cost-or-market impairment testing. SFAS No. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization, and future cash flows.

          Management assesses the recoverability of our goodwill, amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in market capitalization relative to net book value. If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to  determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2003 and identified no impairment as a result of the evaluation.

2003 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

RESERVES FOR LITIGATION

          We are subject to numerous litigation claims that arise in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying consolidated balance sheets. Professional fees related to these claims are included in other operating expenses in the accompanying consolidated statements of income. Management, with the assistance of outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss after analysis of each individual issue. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and impact our net income.

DERIVATIVE INSTRUMENTS

          In 2002, we entered into one derivative financial instrument, an interest rate exchange agreement, or “swap” to manage the exposure to fluctuations in interest rates on our $90 million variable rate debt. As of December 31, 2003, we maintained this swap agreement, whereby we pay a fixed rate on the notional amount to a bank and the bank pays us a variable rate on the notional amount equal to a base London InterBank Offering Rate (“LIBOR”). We have assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap are reflected in other comprehensive income. The fair market value of this instrument is determined by quotes obtained from the related counter parties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument is a significant estimate that is largely affected by changes in interest rates. If interest rates significantly increase or decrease, the value of this instrument will significantly change.

NEW ACCOUNTING PRONOUNCEMENTS

          See Note 1 of the Notes to Consolidated Financial Statements for a discussion on the effects of the adoption of new accounting standards in 2003.

Brown & Brown, Inc.

          The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

COMMISSIONS AND FEES

          Commissions and fees increased 20.6% in 2003, 25.7% in 2002 and 39.3% in 2001. Core commissions and fees increased 5.9% in 2003, 12.1% in 2002 and 11.3% in 2001, when excluding commissions and fees generated from acquired operations that were accounted for under the purchase method of accounting, and also divested operations. The 2003 results reflect the moderation of the premium rate growth during the year as compared to the higher premium growth rates in the previous two years. The 2002 and 2001 results reflect the strong premium rate increases that began in the first quarter of 2000 and continued through 2002.

INVESTMENT INCOME

          Investment income decreased to $1.4 million in 2003, compared with $2.9 million in 2002 and $3.7 million in 2001. The decrease in 2003 was primarily a result of the substantially lower investment yields earned during the year along with lower available cash balances. The decrease in 2002 was primarily a result of the substantially lower investment yields earned during the year even though our available investment cash balances increased as a result of the $149.4 million net proceeds raised in our March 2002 follow-on common stock offering. The decrease in 2001 was primarily a result of lower available investment cash balances due to the higher level of acquisition activity, although declining investment yields also contributed to reduced income. While there were no net gains realized from the sale of investments in various equity securities and partnership interests during 2003, there were gains of $0.1 million in 2002 and $0.3 million in 2001.

OTHER INCOME, NET

          Other income, net consists primarily of gains and losses from the sale and disposition of assets. In 2003, gains of $4.0 million were recognized from the sale of customer accounts. Even though we are not in the business of selling customer accounts, we periodically will sell a book of business that does not produce reasonable margins or demonstrate a potential for growth. Gains from the sale of customer accounts were $0.7 million in 2002 and $0.8 million in 2001.

EMPLOYEE COMPENSATION AND BENEFITS

          Employee compensation and benefits increased approximately 19.4% in 2003, 19.8% in 2002 and 25.2% in 2001, primarily as a result of acquisitions and an increase in commissions paid on net new business. Employee compensation and benefits as a percentage of total revenues was 48.7% in 2003, 49.3% in 2002 and 51.4% in 2001. The percentages were higher in 2001 due to higher compensation and year-end bonuses paid to the principals and owners of pooled entities prior to the dates of acquisition. We had 3,517 full-time employees at December 31, 2003, compared with 3,384 at December 31, 2002 and 2,921 at December 31, 2001.

NON-CASH STOCK GRANT COMPENSATION

          Non-cash stock grant compensation expense represents the expense required to be recorded under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” relating to our stock performance plan, which is more fully described in Note 11 of the Notes to Consolidated Financial Statements.

          The annual cost of this stock performance plan increases only when our average stock price over a 20- trading-day period increases by increments of 20% or more from the price at the time of the original grant, or when more shares are granted and the stock price increases.

2003 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

          Since the first vesting condition for performance stock grants issued in 2001 was satisfied in 2002 when a  20-trading-day average stock price of $35.00 was reached, we issued another set of performance stock grants in January 2003 at a grant price per share of $35.00. There will be no expense relating to this set of performance stock grants until the 20-trading-day average stock grant price exceeds the $35.00 performance stock grant price by an increment of 20%.

          During 2003, since the price of our stock never exceeded the 20% threshold, the only expense related to our stock performance plan was the annual expense of grants issued prior to 2003, and offset by expense credits resulting from forfeitures. As a result, the 2003 expense decreased to $2.3 million from $3.8 million in 2002.

          As a result of the stock price increase in 2002, the 2001 stock grants began to be expensed in 2002, and the 2002 expense increased to $3.8 million from $2.0 million in 2001. In 2002, $0.7 million of the $3.8 million was expensed due to the accelerated vesting of some performance stock shares as a result of the deaths of two employees.

OTHER OPERATING EXPENSES

          Other operating expenses increased 12.1% in 2003, 17.1% in 2002, and 28.0% in 2001. However, other operating expenses as a percentage of total revenues decreased to 13.5% in 2003 from 14.6% in 2002 and 15.6% in 2001. The continuing decline in other operating expenses, expressed as a percentage of total revenues, is attributable to the effective cost containment measures brought about by an initiative designed to identify areas of excess expense, and to the fact that, in an increasing premium rate environment, certain significant other operating expenses such as office rent, office supplies and telephone costs, increase at a slower rate than commission and fee revenues increase during the same period.

AMORTIZATION

          Amortization expense increased $3.4 million, or 24.4% in 2003, decreased $1.8 million, or 11.5% in 2002 and increased $6.6 million, or 71.9% in 2001. The increases in 2003 and 2001 were due to the additional amortization of intangibles as a result of new acquisitions. The decrease in 2002 was primarily due to the elimination of goodwill amortization in accordance with SFAS No. 142, offset by the increased amortization of identifiable intangible assets from new acquisitions consummated in 2002. (See Notes 1, 2, 3 and 4 of the Notes to Consolidated Financial Statements for additional analysis of amortization expense.)

DEPRECIATION

          Depreciation increased 13.2% in 2003, 10.8% in 2002 and 6.1% in 2001. These increases were primarily due to the purchase of new computer equipment and the depreciation associated with acquired assets.

INTEREST EXPENSE

          Interest expense decreased $1.0 million, or 22.2%, in 2003, and $1.0 million, or 18.3%, in 2002, as a result of reduced outstanding debt. In 2001, interest expense increased $4.4 million, or 350.5%, over 2000, primarily as a result of a $90 million term loan obtained in January 2001 to acquire the insurance agency business-related assets of Riedman Corporation. Effective January 2, 2002, we entered into an interest rate swap agreement to lock in an effective fixed interest rate of 4.53% for the remaining six years of the term loan, excluding our “credit risk spread” (additional interest paid to offset risk of default) of between 0.5% and 1.0%.

Brown & Brown, Inc.

INCOME TAXES

          The effective tax rate on income from operations was 37.5% in 2003, 36.6% in 2002 and 38.5% in 2001. The higher effective tax rate in 2003, compared with 2002, was primarily the result of more business in states having higher state tax rates. The lower effective tax rate in 2002, compared to 2001, was primarily a result of the increase of the general effective tax rate to 38.0% and the impact of a $1 million contribution which generated a $1 million state income tax credit. It is estimated that the effective tax rate on an ongoing basis will be 38.5%.

RESULTS OF OPERATIONS – SEGMENT INFORMATION

          As discussed in Note 17 of the Notes to Consolidated Financial Statements, we operate in four reportable segments: the Retail, National Programs, Services and Brokerage Divisions.

RETAIL DIVISION

          The Retail Division is our insurance agency business that provides a broad range of insurance products and services to commercial, governmental, professional and individual customers. More than 97% of the Retail Division’s revenues are commission-based. As a majority of our operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in commissions we receive will be reflected in our pre-tax income. The Retail Division’s revenues accounted for 73% to 78% of our total consolidated commissions and fees over the three years ended December 31, 2003. The Retail Division’s total revenues in 2003 increased $51.5 million to $400.0 million, a 14.8% increase over 2002. Of this increase, approximately $42.2 million related to commissions and fees from acquisitions accounted for under the purchase method of accounting for which there were no comparable revenues in 2002. The remaining increase was primarily due to net new business growth and rising premium rates during 2003. Income before income taxes and minority interest in 2003 increased $20.0 million to $98.9 million, a 25.3% increase over 2002. This increase was due to acquired revenues, increases in premium rates and the continued focus on holding our general expense growth rate to a lower percentage than our revenue growth rate. Total revenues in 2002 increased $60.9 million to $348.5 million, a 21.2% increase over 2001. Of this increase, approximately $38.0 million related to commissions and fees from acquisitions. The remaining was due to net new business growth and rising premium rates during 2002. Income before income taxes and minority interest in 2002 increased $26.9 million to $78.9 million, a 51.8% increase over 2001. This increase was due to acquired revenues, increases in premium rates and improved cost structure related to those entities acquired during 2001 under the pooling-of-interests method of accounting.

NATIONAL PROGRAMS DIVISION

          The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches. Like the Retail Division, the National Programs Division’s revenues are essentially all commission-based. Total revenues in 2003 increased $29.1 million to $87.7 million, a 49.8% increase over 2002. Of this increase, approximately $26.0 million was from CalSurance Associates, which was acquired as of November 2002, and several other agencies that were acquired that offer unique property and casualty insurance products designed for governmental agencies. The remaining increase was primarily related to net new business growth. In 2002, the underwriting insurance company on our professional medical program opted not to renew this contract effective March 2003 and, without a replacement carrier, the 2003 revenues of this program dropped to $0.8 million compared to $2.3 million in 2002. We are actively seeking a replacement

2003 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

carrier; however, if one is not found, this program will cease operations. Income before income taxes and minority interest in 2003 increased $5.7 million to $31.9 million, a 21.7% increase over 2002, of which the majority related to the revenues derived from an acquisition completed in 2002. Total revenues in 2002 increased $14.8 million to $58.6 million, a 33.7% increase over 2001, of which $7.9 million was related to net new business growth. The remaining increase in total revenues of $6.9 million was attributable to acquired agencies of which $3.3 million related to only two months of revenues from Calsurance Associates. Income before income taxes and minority interest in 2002 increased $8.4 million to $26.2 million, a 46.8% increase over 2001, of which the majority was related to internally generated revenues.

SERVICES DIVISION

          The Services Division provides insurance-related services, including third-party administration, consulting for the workers’ compensation and employee benefit self-insurance markets, and managed healthcare services. Unlike our other segments, more than 92% of the Services Division’s revenues are fees, which are not significantly affected by fluctuations in general insurance premiums. The Services Division’s total revenues in 2003 increased $0.9 million to $29.4 million, a 3.0% increase over 2002. The entire increase was the result of net new business growth. Income before income taxes and minority interest in 2003 increased $1.3 million to $5.6 million, a 30.8% increase over 2002, primarily due to strong net new business growth. The Services Division’s total revenues in 2002 increased $3.6 million to $28.6 million, a 14.5% increase over 2001. Of this increase, $2.8 million was the result of net new business growth and the remaining $0.8 million was acquired. Income before income taxes and minority interest in 2002 increased $0.3 million to $4.3 million, an 8.7% increase over 2001, primarily due to strong net new business growth.

BROKERAGE DIVISION

          The Brokerage Division markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, essentially all of the Brokerage Division’s revenues are commission-based. Total Brokerage Division revenues in 2003 increased $8.3 million to $32.7 million, a 34.3% increase over 2002. Of this increase, $2.4 million related to commissions and fees from acquisitions accounted for under the purchase method of accounting for which there was no comparable revenue in 2002. The remaining increase is primarily due to net new business growth. As a result of the Brokerage Division’s strong net new business growth, income before income taxes and minority interest in 2003 increased $3.4 million to $10.3 million, a 49.8% increase over 2002. Total Brokerage Division revenues in 2002 increased $12.1 million to $24.3 million, a 98.8% increase over 2001. Of this increase, $4.6 million related to commissions and fees from acquisitions accounted for under the purchase method of accounting for which there was no comparable revenue in 2001. The remaining increase is primarily due to net new business growth. Income before income taxes and minority interest in 2002 increased $2.8 million to $6.9 million, a 67.9% increase over 2001, again due primarily to net new business growth.

Brown & Brown, Inc.

QUARTERLY OPERATING RESULTS

          The following table sets forth our quarterly results for 2003 and 2002.

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2003
Total revenues	$144,736	$137,858	$133,545	$134,901
Income before income taxes and minority interest	49,001	44,524	41,626	41,331
Net income	30,536	27,935	26,051	25,800
Net income per share:
Basic	$0.45	$0.41	$0.38	$0.38
Diluted	$0.44	$0.41	$0.38	$0.37

2002
Total revenues	$111,035	$114,903	$110,657	$119,147
Income before income taxes and minority interest	33,711	35,690	33,396	31,867
Net income	20,162	21,401	20,178	21,381
Net income per share:
Basic	$0.31	$0.31	$0.30	$0.31
Diluted	$0.31	$0.31	$0.29	$0.31

LIQUIDITY AND CAPITAL RESOURCES

          Our cash and cash equivalents of $56.9 million at December 31, 2003 decreased by $11.1 million from the $68.0 million balance at December 31, 2002. During 2003, $142.7 million of cash was provided from operating activities. Also during this period, $100.3 million was used for acquisitions, $15.9 million was used for additions to fixed assets, $28.0 million was used for payments on long-term debt and $16.6 million was used for payment of dividends.

          Our cash and cash equivalents of $68.0 million at December 31, 2002 reflects an increase of $52.0 million from our December 31, 2001 balance of $16.0 million. During 2002, $70.1 million of cash was provided from operating activities and $149.4 million was raised from  the sale of 5,000,000 shares of additional common stock in a follow-on stock offering in March 2002. From those funds, $120.9 million was used for acquisitions, $23.7 million was used to repay long-term debt, $13.4 million was used to pay dividends and $7.3 million was used for additions to fixed assets.

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

          Our ratio of current assets to current liabilities (the “current ratio”) was 1.14 at both December 31, 2003 and 2002.

          As of December 31, 2003, our contractual cash obligations were as follows:

CONTRACTUAL CASH OBLIGATIONS

(in thousands)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-term debt	$59,710	$18,603	$27,443	$13,296	$368

Capital lease obligations	89	89	—	—	—

Other long- term liabilities	10,178	6,813	1,075	961	1,329

Operating leases	62,631	16,462	22,985	12,793	10,391

Maximum future acquisition contingency payments	63,101	36,604	25,298	1,199	—

Total contractual cash obligations	$195,709	$78,571	$76,801	$28,249	$12,088

2003 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

          In January 2001, we entered into a $90 million seven-year term loan agreement with a national banking institution. Borrowings under this facility bear interest based upon the 30-, 60- or 90-day LIBOR plus a credit risk spread ranging from 0.50% to 1.00%, depending upon our quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The 90-day LIBOR was 1.16% as of December 31, 2003. The loan was fully funded on January 3, 2001, and a balance of $51.4 million remained outstanding as of December 31, 2003. This loan is to be repaid in equal quarterly principal installments of $3.2 million through December 2007. Effective January 2, 2002, we entered into an interest rate swap agreement with a national banking institution to lock in an effective fixed interest rate of 4.53% for the remaining six years of the term loan, excluding our credit risk spread of between 0.50% and 1.00%.

          In September 2003, we established an unsecured revolving credit facility with a national banking institution that provided for available borrowings of up to $75 million, with a maturity date of October 2008, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.625% to 1.625%, depending upon our quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. A commitment fee of 0.175% to 0.375% per annum was assessed on the unused balance. The 90-day LIBOR was 1.16% as of December 31, 2003. There were no borrowings against this facility at December 31, 2003.

          In 1991, we entered into a long-term unsecured credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate (4.25% at December 31, 2002) plus 1.00%. In accordance with an August 1, 1998 amendment to the credit agreement, the outstanding balance was repaid in August 2003, thus ending the credit agreement.

          All of our credit agreements require us to maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2003 and 2002.

          Neither we nor our subsidiaries have ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

          We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations will be sufficient to satisfy our normal liquidity needs through at least the end of 2004. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

          Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt to total capitalization ratio, we would have the ability to raise additional capital through either the private or public debt markets.

          In December 2001, a universal “shelf” registration statement that we filed with the Securities and Exchange Commission (SEC) covering the public offering and sale, from time to time, of an aggregate of up to $250 million of debt and/or equity securities, was declared effective. The net proceeds from the sale of such securities could be used to fund acquisitions and for general corporate purposes, including capital expenditures, and to meet working capital needs. The common stock follow-on offering of 5,000,000 shares in March 2002 was made pursuant to the “shelf” registration statement. As of December 31, 2003, approximately $90 million of the universal “shelf” registration remains available. If we needed to publicly raise additional funds, we would need to register additional securities with the SEC.

Brown & Brown, Inc.

Consolidated Statements of
INCOME

	Year Ended December 31,

(in thousands, except per share data)	2003	2002	2001

REVENUES

Commissions and fees	$545,287	$452,289	$359,697
Investment income	1,428	2,945	3,686
Other income, net	4,325	508	1,646

Total revenues	551,040	455,742	365,029

EXPENSES

Employee compensation and benefits	268,372	224,755	187,653
Non-cash stock grant compensation	2,272	3,823	1,984
Other operating expenses	74,617	66,554	56,815
Amortization	17,470	14,042	15,860
Depreciation	8,203	7,245	6,536
Interest	3,624	4,659	5,703

Total expenses	374,558	321,078	274,551

Income before income taxes and minority interest	176,482	134,664	90,478
Income taxes	66,160	49,271	34,834
Minority interest, net of income tax	—	2,271	1,731

Net income	$110,322	$83,122	$53,913

Net income per share:

Basic	$1.61	$1.24	$0.86

Diluted	$1.60	$1.22	$0.85

Weighted average number of shares outstanding:

Basic	68,327	67,283	62,563

Diluted	68,897	68,043	63,222

Dividends declared per share	$0.2425	$0.2000	$0.1600

See accompanying notes to consolidated financial statements.

2003 Annual Report

Consolidated
 BALANCE SHEETS

	At December 31,

(in thousands, except per share data)	2003	2002

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$56,926	$68,050
Restricted cash	116,543	102,993
Short-term investments	382	446
Premiums, commissions and fees receivable	146,672	144,244
Other current assets	22,943	16,527

Total current assets	343,466	332,260
Fixed assets, net	32,396	24,730
Goodwill, net	237,753	176,269
Amortizable intangible assets, net	232,934	203,984
Investments	10,845	8,585
Deferred income taxes, net	—	1,788
Other assets	8,460	6,733

Total assets	$865,854	$754,349

LIABILITIES AND SHAREHOLDERS‘ EQUITY

CURRENT LIABILITIES:

Premiums payable to insurance companies	$199,628	$191,682
Premium deposits and credits due customers	22,223	16,723
Accounts payable	11,282	12,284
Accrued expenses	49,691	44,545
Current portion of long-term debt	18,692	27,334

Total current liabilities	301,516	292,568
Long-term debt	41,107	57,585
Deferred income taxes, net	15,018	—
Other liabilities	10,178	10,754
Commitments and contingencies (Note 13)
Minority interest	—	1,852

SHAREHOLDERS’ EQUITY:

Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 68,561 at 2003 and 68,178 at 2002	6,856	6,818
Additional paid-in capital	170,130	159,564
Retained earnings	316,822	223,102
Accumulated other comprehensive income, net of tax effect of $2,591 at 2003 and $1,290 at 2002	4,227	2,106

Total shareholders’ equity	498,035	391,590

Total liabilities and shareholders’ equity	$865,854	$754,349

See accompanying notes to consolidated financial statements.

Brown & Brown, Inc.

Consolidated Statements of
 SHAREHOLDERS’ EQUITY

(in thousands, except per share data)			Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Common Stock

	Shares Outstanding	Par Value

BALANCE AT JANUARY 1, 2001	62,164	$6,216	$—	$109,661	$2,495	$118,372

Net income				53,913		53,913
Net unrealized holding gain on available- for-sale securities					1,951	1,951
Net loss on cash-flow hedging derivative					(53)	(53)

Comprehensive income						55,811
Common stock issued for employee stock benefit plans	786	79	4,749			4,828
Common stock issued for agency acquisition	244	24	6,432			6,456
Net distributions from pooled entities				(849)		(849)
Adjustment to conform fiscal year-end for pooled entity				385		385
Cash dividends declared ($0.16 per share)				(9,718)		(9,718)

BALANCE AT DECEMBER 31, 2001	63,194	6,319	11,181	153,392	4,393	175,285

Net income				83,122		83,122
Net unrealized holding loss on available- for-sale securities					(270)	(270)
Net loss on cash-flow hedging derivative					(2,017)	(2,017)

Comprehensive income						80,835
Proceeds from the issuance of common stock, net of expenses	5,000	500	148,937			149,437
Common stock purchased for employee stock benefit plans	(400)	(40)	(10,102)			(10,142)
Common stock issued for employee stock benefit plans	380	38	9,430			9,468
Common stock issued to directors	4	1	118			119
Cash dividends declared ($0.20 per share)				(13,412)		(13,412)

BALANCE AT DECEMBER 31, 2002	68,178	6,818	159,564	223,102	2,106	391,590

Net income				110,322		110,322
Net unrealized holding gain on available- for-sale securities					1,395	1,395
Net gain on cash-flow hedging derivative					726	726

Comprehensive income						112,443
Common stock purchased for employee stock benefit plans	(81)	(8)	(2,326)			(2,334)
Common stock issued for employee stock benefit plans	460	46	9,249			9,295
Income tax benefit from the exercise of stock options			3,530			3,530
Common stock issued to directors	4		113			113
Cash dividends declared ($0.2425 per share)				(16,602)		(16,602)

BALANCE AT DECEMBER 31, 2003	68,561	$6,856	$170,130	$316,822	$4,227	$498,035

See accompanying notes to consolidated financial statements.

2003 Annual Report

Consolidated Statements of
CASH FLOWS

	Year Ended December 31,

(in thousands)	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$110,322	$83,122	$53,913
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	17,470	14,042	15,860
Depreciation	8,203	7,245	6,536
Non-cash stock grant compensation	2,272	3,823	1,984
Deferred income tax provision	8,370	1,191	199
Income tax benefit from exercise of stock options	3,530	—	—
Net (gains) losses on sales of investments, fixed assets and customer accounts	(3,836)	1	(870)
Minority interest in earnings	—	3,693	2,814
Adjustment to conform fiscal year-end for pooled entities	—	—	385
Changes in operating assets and liabilities, net of effect from insurance agency acquisitions and disposals:
Restricted cash (increase)	(13,550)	(52,665)	(18,311)
Premiums, commissions and fees receivable (increase)	(2,553)	(39,749)	(2,611)
Other assets (increase) decrease	(4,605)	(4,404)	838
Premiums payable to insurance companies increase	7,946	36,512	6,308
Premium deposits and credits due customers increase	5,500	4,599	3,731
Accounts payable (decrease) increase	(1,732)	(3,957)	2,240
Accrued expenses increase	5,551	12,788	3,686
Other liabilities (decrease) increase	(163)	3,873	(6,764)

Net cash provided by operating activities	142,725	70,114	69,938

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to fixed assets	(15,946)	(7,275)	(11,017)
Payments for businesses acquired, net of cash acquired	(100,270)	(120,926)	(131,039)
Proceeds from sales of fixed assets and customer accounts	4,975	4,923	1,619
Purchases of investments	—	(111)	(3,006)
Proceeds from sales of investments	106	122	5,605

Net cash used in investing activities	(111,135)	(123,267)	(137,838)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term debt	—	—	90,062
Payments on long-term debt	(28,024)	(23,722)	(33,297)
Proceeds from issuance of common stock, net of expenses	—	149,437	—
Issuance of common stock for employee stock benefit plans	7,136	5,765	2,844
Purchase of common stock for employee stock benefit plans	(2,334)	(10,142)	—
Net distributions from pooled entities	—	—	(849)
Cash dividends paid	(16,602)	(13,412)	(9,718)
Cash distribution to minority interest shareholders	(2,890)	(2,771)	(2,121)

Net cash (used in) provided by financial activities	(42,714)	105,155	46,921

Net (decrease) increase in cash and cash equivalents	(11,124)	52,002	(20,979)
Cash and cash equivalents at beginning of year	68,050	16,048	37,027

Cash and cash equivalents at end of year	$56,926	$68,050	$16,048

See accompanying notes to consolidated financial statements.

Brown & Brown, Inc.

NOTES to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

          Brown & Brown, Inc., a Florida corporation, and its subsidiaries (“Brown & Brown”) is a diversified insurance agency and brokerage that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown’s business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, governmental, professional and individual customers; the National Programs Division, which is comprised of two units – Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers’ compensation and employee benefit self-insurance markets, and managed healthcare services; and the Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers.

PRINCIPLES OF CONSOLIDATION

          The accompanying consolidated financial statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the consolidated financial statements. Any outside or third-party interests in Brown & Brown’s net income and net assets are reflected as minority interest in the accompanying consolidated financial statements.

RECLASSIFICATION

          Certain amounts for the prior periods have been reclassified to conform to the current period presentations.

REVENUE RECOGNITION

          Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. At that date, the earnings process has been completed and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances. The policy cancellation reserve was $3.8 million and $3.0 million at December 31, 2003 and 2002, respectively, and is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee income is recognized as services are rendered.

USE OF ESTIMATES

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2003 Annual Report

NOTES to Consolidated Financial Statements

CASH AND CASH EQUIVALENTS

          Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

RESTRICTED CASH, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

          In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivable from insureds.  Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. Brown & Brown invests these unremitted funds only in cash, money market accounts and commercial paper and reports such amounts as restricted cash on the consolidated balance sheets. In certain states where Brown & Brown operates, the use and investment alternatives for these funds are regulated by various state agencies. The interest income earned on these unremitted funds is reported as investment income in the consolidated statements of income.

          In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the consolidated balance sheets, “commissions” are receivable from insurance companies. “Fees” are primarily receivable from customers of Brown & Brown’s Services Division.

INVESTMENTS

          Brown & Brown’s marketable equity securities have been classified as “available-for-sale” and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of tax, reported as a separate component of shareholders’ equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the consolidated statements of income.

          As of December 31, 2003 and 2002, Brown & Brown’s marketable equity securities principally represented a long-term investment of 559,970 shares of common stock in Rock-Tenn Company. Brown & Brown’s Chief Executive Officer serves on the board of directors of Rock-Tenn Company. Brown & Brown has no current intention of adding to or selling these shares.

          Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

          Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders’ equity was $5,571,000 at December 31, 2003 and $4,176,000 at December 31, 2002, net of deferred income taxes of $3,415,000 and $2,559,000, respectively.

FIXED ASSETS

          Fixed assets are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized on the straight-line method over the term of the related lease.

Brown & Brown, Inc.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations.

          Effective January 1, 2002, Brown & Brown adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which provides for the non-amortization of goodwill. Goodwill will now be subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets will be amortized over their useful lives and will be subject to a lower-of-cost-or-market impairment testing. SFAS No. 142 requires Brown & Brown to compare the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (EBITDA) and estimated future cash flows. Brown & Brown completed its most recent annual assessment as of November 30, 2003 and identified no impairment as a result of the evaluation.

          Intangible assets are stated at cost less accumulated amortization and consist of purchased customer accounts, noncompete agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 20 years. Purchased customer accounts obtained from acquired businesses are records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

          The carrying value of intangibles attributable to each division comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance agency and brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangibles by comparison of a reasonable multiple applied to either corresponding revenues or EBITDA, as well as considering the estimated future cash flows generated by the corresponding division. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted; however, no impairments have been recorded for the years ended December 31, 2003, 2002 and 2001.

DERIVATIVES

          Brown & Brown utilizes a derivative financial instrument to reduce interest rate risks. Brown & Brown does not hold or issue derivative financial instruments for trading purposes. In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the resulting effect on the consolidated financial statements will depend on the derivative’s hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows as compared to changes in the fair value of the liability being hedged.

2003 Annual Report

NOTES to Consolidated Financial Statements

STOCK-BASED COMPENSATION AND INCENTIVE PLANS

          Brown & Brown has elected to account for its stock-based compensation and incentive plans under the intrinsic- value based method with pro forma disclosures of net earnings and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), had been applied. Under the intrinsic-value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair-value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. In December 2002, Brown & Brown adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which requires presentation of pro forma net income and earnings per share information under SFAS No. 123.

          Pursuant to the above disclosure requirement, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” net of related income tax effects, deducts the total fair value expense under SFAS No. 123, net of related income tax effects, and shows the reported and pro forma earnings per share amounts.

(in thousands, except per share data)	2003	2002	2001

Net income as reported	$110,322	$83,122	$53,913
Total stock-based employee compensation cost included in the determination of net income, net of related tax effects	1,412	2,370	1,220
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(2,868)	(3,832)	(3,751)

Pro forma net income	$108, 866	$81,660	$51,382

Earnings per share:
Basic, as reported	$1.61	$1.24	$0.86
Basic, pro forma	$1.59	$1.21	$0.82

Diluted, as reported	$1.60	$1.22	$0.85
Diluted, pro forma	$1.58	$1.20	$0.81

INCOME TAXES

          Brown & Brown files a consolidated federal income tax return. Deferred income taxes are provided for in the consolidated financial statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

Brown & Brown, Inc.

NET INCOME PER SHARE

          Basic net income per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes dilution. Diluted net income per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock.

          The following table sets forth the computation of basic net income per share and diluted net income per share:

	Year Ended December 31,

(in thousands, except per share data)	2003	2002	2001

Net income	$110,322	$83,122	$53,913

Weighted average number of shares outstanding	68,327	67,283	62,563
Dilutive effect of stock options using the treasury stock method	570	760	659

Weighted average number of shares outstanding	68,897	68,043	63,222

Basic net income per share	$1.61	$1.24	$0.86
Diluted net income per share	$1.60	$1.22	$0.85

          All share and per share amounts in the consolidated financial statements have been restated to give effect to the two-for-one common stock split effected by Brown & Brown on November 21, 2001. The stock split was effected as a stock dividend.

FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amounts of Brown & Brown’s financial assets and liabilities, including cash and cash equivalents, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2003 and 2002, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown’s long-term debt approximates fair value at December 31, 2003 and 2002 since the debt is at floating rates. Brown & Brown’s one interest rate swap agreement is reported at its fair value as of December 31, 2003 and 2002.

NEW ACCOUNTING PRONOUNCEMENTS

          In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). This Statement amends SFAS No. 123 (same title) and provides alternative methods of transition for voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, when beginning to expense stock options and change to the fair-value based method in fiscal years beginning after December 15, 2003. As required, Brown & Brown adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

2003 Annual Report

NOTES to Consolidated Financial Statements

          In January 2003, the FASB issued interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The interpretation requires consolidation of entities with certain equity characteristics that are controlled through interests other than a majority of voting rights. Brown & Brown adopted the original FIN 46 on July 1, 2003. The initial adoption of FIN 46 on July 1, 2003 did not impact Brown & Brown’s financial condition, results of operations or cash flows in 2003. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”) to clarify and expand on accounting guidance for variable interest entities. The application of FIN 46R for companies with interest in a special purpose entity (“SPE”) is required for fiscal years ending after December 15, 2003. Brown & Brown does not have any unconsolidated variable interests that require consolidation under FIN 46R as of December 31, 2003 and, as a result, does not anticipate any impact on our consolidated financial condition, results of operations or cash flows upon adoption on January 1, 2004.

          In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, but if none, it is effective at the beginning of the first interim period beginning after June 15, 2003. Brown & Brown has not entered into or modified any financial instruments with characteristics outlined in the statement. Brown & Brown adopted the standard on July 1, 2003. There has been no material impact on our consolidated financial condition, results of operations or cash flows upon adoption.

NOTE 2 BUSINESS COMBINATIONS

ACQUISITIONS IN 2003

          During 2003, Brown & Brown acquired the assets of 23 general insurance agencies, several books of business (customer accounts) and the remaining 25% ownership of Florida Intracoastal Underwriters. The aggregate purchase price was $86,159,000 including $84,491,000 of net cash payments, the issuance of $1,437,000 in notes payable and the assumption of $231,000 of liabilities. None of these acquisitions, on an individual basis, were material to the consolidated financial statements.

          The following table summarizes the estimated fair values of the aggregate assets acquired as of the date of each acquisition:

(in thousands)

Fixed assets	$802
Purchased customer accounts	48,528
Noncompete agreements	418
Goodwill	36,279
Other assets	132

Total assets acquired	86,159

Other liabilities	(231)

Total liabilities assumed	(231)

Net assets acquired	$85,928

Brown & Brown, Inc.

          The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts – 20 years and noncompete agreements – five years.

          Goodwill of $36,279,000, all of which is expected to be deductible for tax purposes, was assigned to the Retail, National Programs and Brokerage Divisions in the amounts of $23,450,000, $9,708,000 and $3,121,000, respectively.

          The results of operations for the acquisitions completed during 2003 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred as of January 1, 2002, Brown & Brown’s results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	Year Ended December 31,

(in thousands, except per share data)	2003	2002

(Unaudited)
Total revenues	$567,594	$505,333
Income before income taxes and minority interest	179,681	142,167
Net income	112,305	87,736
Net income per share:
Basic	$1.64	$1.30
Diluted	$1.63	$1.29
Weighted average number of shares outstanding:
Basic	68,327	67,283
Diluted	68,897	68,043

          Additional consideration paid to sellers or consideration returned to Brown & Brown by sellers as a result of purchase price “earn-out” provisions are recorded as adjustments to intangibles when the contingencies are settled. The net additional consideration paid by Brown & Brown as a result of these adjustments totaled $26,274,000, $5,181,000 and $2,342,000 in 2003, 2002 and 2001, respectively, of which $26,254,000, $2,474,000 and $605,000 were allocated to goodwill in 2003, 2002 and 2001, respectively. As of December 31, 2003, the maximum future contingency payments related to acquisitions totaled $63,101,000.

ACQUISITIONS IN 2002

          On November 1, 2002, Brown & Brown acquired the insurance-related assets and certain liabilities of Chartered Financial Services Corporation, CalSurance Associates, Inc., United Network of Insurance Services, Inc., Sterling Reinsurance Intermediaries, Inc. and Lancer Claims Services, Inc., collectively referred to as “CalSurance” or “CSA.” CalSurance specialized in program insurance business as well as commercial retail business. As a result of the acquisition, Brown & Brown entered into several niche program insurance businesses and expanded its retail insurance presence in the State of California. The aggregate purchase price was $65,316,000, consisting of $57,616,000 of cash, issuance of $6,399,000 in notes payable and the assumption of $1,301,000 of liabilities.

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

2003 Annual Report

NOTES to Consolidated Financial Statements

          The following table summarizes the estimated fair values of the assets acquired as of the date of each acquisition:

(in thousands)	CSA	Other	Total

Current assets	$—	$3,045	$3,045
Fixed assets	500	834	1,334
Purchased customer accounts	32,383	29,205	61,588
Noncompete agreements	50	1,740	1,790
Goodwill	32,383	29,371	61,754
Other assets	—	1,566	1,566

Total assets acquired	65,316	65,761	131,077

Current liabilities	—	(3,521)	(3,521)
Long-term debt	(178)	(384)	(562)
Other liabilities	(1,123)	(887)	(2,010)

Total liabilities assumed	(1,301)	(4,792)	(6,093)

Net assets acquired	$64,015	$60,969	$124,984

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

          The results of operations for the acquisitions completed during 2002 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred as of January 1, 2001, Brown & Brown’s results of operations would be as shown in the following table, excluding any amortization of goodwill in 2001. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	Year Ended December 31,

(in thousands, except per share data)	2002	2001

(Unaudited)
Total revenues	$495,988	$426,048
Income before income taxes and minority interest	141,835	100,766
Net income	87,568	60,292
Net income per share:
Basic	$1.30	$0.96
Diluted	$1.29	$0.95
Weighted average number of shares outstanding:
Basic	67,283	62,563
Diluted	68,043	63,222

Brown & Brown, Inc.

ACQUISITIONS IN 2001

Acquisitions Accounted for Under the Purchase Method

          On January 1, 2001, Brown & Brown acquired the insurance-related assets and certain liabilities of The Riedman Corporation (“Riedman”). Riedman was a provider of a broad range of insurance products and services in 13 states. As a result of the acquisition, Brown & Brown acquired operations that generated $54,193,000 in commissions and fees in 2000 and established locations in 12 new states. The aggregate purchase price was $92,310,000, including $62,398,000 of cash, issuance of $10,546,000 in notes payable and the assumption of $19,366,000 of liabilities, which was primarily debt related to prior acquisitions by Riedman.

          On May 1, 2001, Brown & Brown acquired the insurance-related assets and certain liabilities of Parcel Insurance Plan, Inc. (“PIP”). PIP was a specialty insurance agency providing insurance coverage to commercial and private shippers for small packages and parcels with insured values of less than $25,000 each. As a result of the acquisition, Brown & Brown expanded into a new insurance brokerage niche. The aggregate purchase price was $23,012,000, including $22,869,000 of cash and the assumption of $143,000 of liabilities.

          On October 1, 2001, Brown & Brown acquired the insurance-related assets of Henry S. Lehr, Inc. and Apollo Financial Corporation (“Lehr”). Lehr was a provider of a broad range of insurance products and services including targeted insurance products and services for social services organizations. As a result of the acquisition, Brown & Brown expanded its retail insurance presence in the northeastern United States. The aggregate purchase price was $11,600,000, consisting entirely of cash.

          In addition, Brown & Brown acquired the assets and certain liabilities of nine general insurance agencies, several books of business (customer accounts) and the outstanding stock of two general insurance agencies. The aggregate purchase price was $52,824,000, including $36,056,000 of net cash payments, the issuance of notes payable in the amount of $4,662,000, the issuance of 244,028 shares of Brown & Brown’s common stock with an approximate fair market value as of the respective acquisition dates of $6,456,000 based on the average stock price for the 20 trading days ending three days prior to the respective closing dates and the assumption of $5,650,000 of liabilities.

          The following table summarizes the estimated fair values of the assets acquired at the date of each acquisition and are based on preliminary purchase price allocations:

(in thousands)	Riedman	PIP	Lehr	Other	Total

Current assets	$—	$—	$—	$4,114	$4,114
Fixed assets	2,899	546	174	633	4,252
Purchased customer accounts	43,346	10,089	5,513	23,527	82,475
Noncompete agreements	2,800	2,300	400	1,871	7,371
Goodwill	43,265	10,077	5,513	22,662	81,517
Other assets	—	—	—	17	17

Total assets acquired	92,310	23,012	11,600	52,824	179,746

Current liabilities	(9,388)	(143)	—	(5,333)	(14,864)
Long-term debt	(8,616)	—	—	—	(8,616)
Other liabilities	(1,362)	—	—	(317)	(1,679)

Total liabilities assumed	(19,366)	(143)	—	(5,650)	(25,159)

Net assets acquired	$72,944	$22,869	$11,600	$47,174	$154,587

2003 Annual Report

NOTES to Consolidated Financial Statements

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

          The results of operations for the acquisitions completed during 2001 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred as of January 1, 2000, Brown & Brown’s results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	Year Ended December 31,

(in thousands, except per share data)	2001	2000

(Unaudited)
Total revenues	$387,805	$358,583
Income before income taxes and minority interest	94,479	62,724
Net income	56,374	37,449
Net income per share:
Basic	$0.90	$0.60
Diluted	$0.89	$0.60
Weighted average number of shares outstanding:
Basic	62,767	62,089
Diluted	63,426	62,335

          The results of operations for the Riedman acquisition were combined with those of Brown & Brown effective January 1, 2001. Riedman’s unaudited revenues, income before income taxes and minority interest and net income included in the 2000 pro forma data summarized above approximate $54,193,000, $1,075,000 and $661,000, respectively. The impact of Riedman on the 2000 pro forma data on diluted net income per share approximates $0.01 per share.

Brown & Brown, Inc.

Acquisitions Accounted for Under the Pooling-of-Interests Method

          In 2001, Brown & Brown acquired all of the outstanding stock of the following insurance agency or brokerage firms. These transactions have been accounted for under the pooling-of-interests method of accounting and, accordingly, Brown & Brown’s consolidated financial statements and related notes have been restated for all periods prior to the dates of acquisition to include the results of operations, financial positions and cash flows of these companies. The following table reflects the effects of its 2001 acquisitions on the 2001 individual and combined operating results of Brown & Brown:

(in thousands, except share and per share data)	Common Shares Issued	Revenue	Net Income	Net Income Per Share

Brown & Brown without pooled acquisitions		$307,050	$50,941	$0.87
The Huval Companies	654,758	7,981	458
Spencer & Associates, Inc. and SAN of East Central Florida, Inc.	191,176	1,971	191
The Young Agency, Inc.	1,142,858	11,784	771
Layne & Associates, Ltd	482,334	6,707	234
Agency of Insurance Professionals, Inc., CompVantage Insurance Agency, LLP, and Agency of Indian Programs Insurance, LLC	240,268	2,591	257
Finwall & Associates Insurance, Inc.	167,466	1,685	102
The Connelly Insurance Group, Inc.	515,176	5,984	415
The Benefit Group, Inc.	119,708	865	166
Logan Insurance Agency, Inc. and Automobile Insurance Agency of Virginia, Inc.	16,736	488	68
Froehlich-Paulson-Moore, Inc. and M&J Buildings, LLC	62,200	1,193	83
McKinnon & Mooney, Inc.	42,018	671	(6)
Raleigh, Schwarz & Powell, Inc.	1,130,112	16,059	233

Brown & Brown, as combined		$365,029	$53,913	$0.85

2003 Annual Report

NOTES to Consolidated Financial Statements

NOTE 3 GOODWILL

          Effective January 1, 2002, Brown & Brown adopted SFAS No. 142, which provides for the non-amortization of goodwill. Goodwill will now be subject to at least an annual assessment for impairment by applying a fair value based test. Brown & Brown completed its most recent annual assessment as of November 30, 2003 and identified no impairment as a result of the evaluation.

          Goodwill amortization expense in 2001 was $4,203,000. The adoption of SFAS No. 142 eliminated the corresponding amount of goodwill amortization in 2003 and 2002. The following table provides a reconciliation of reported net income for 2001 to adjusted net income had SFAS No. 142 been applied as of January 1, 2001:

	For the Year Ended December 31,

(in thousands, except per share data)	2003	2002	2001

Net income – as reported	$110,322	$83,122	$53,913
Goodwill amortization, net of tax	—	—	2,585

Adjusted net income	$110,322	$83,122	$56,498

Net income per share – basic:
Net income – as reported	$1.61	$1.24	$0.86
Goodwill amortization, net of tax	—	—	0.04

Adjusted net income	$1.61	$1.24	$0.90

Net income per share – diluted:
Net income – as reported	$1.60	$1.22	$0.85
Goodwill amortization, net of tax	—	—	0.04

Adjusted net income	$1.60	$1.22	$0.89

          The changes in goodwill, net of accumulated amortization, for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Services	Brokerage	Total

Balance as of January 1, 2002	$100,467	$12,276	$51	$180	$112,974
Goodwill of acquired businesses	31,618	26,900	5	5,705	64,228
Goodwill disposed of relating to sales of businesses	(662)	(271)	—	—	(933)

Balance as of December 31, 2002	131,423	38,905	56	5,885	176,269
Goodwill of acquired businesses	38,302	17,870	—	6,361	62,533
Goodwill disposed of relating to sales of businesses	(1,049)	—	—	—	(1,049)

Balance as of December 31, 2003	$168,676	$56,775	$56	$12,246	$237,753

Brown & Brown, Inc.

NOTE 4 AMORTIZABLE INTANGIBLE ASSETS

          Amortizable intangible assets at December 31 consisted of the following:

	2003				2002

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (yrs.)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (yrs.)

Purchased customer accounts	$300,236	$(77,408)	$222,828	18.4	$254,413	$(63,188)	$191,225	18.1

Noncompete agreements	32,283	(22,177)	10,106	7.7	31,686	(18,927)	12,759	7.7

Total	$332,519	$(99,585)	$232,934		$286,099	$(82,115)	$203,984

          Amortization expense recorded for other intangible assets for the years ended December 31, 2003, 2002 and 2001 was $17,470,000, $14,042,000 and $11,657,000, respectively.

          Amortization expense for other intangible assets for the years ending December 31, 2004, 2005, 2006, 2007 and 2008 is estimated to be $17,925,000, $17,567,000, $16,234,000, $15,694,000, and $14,904,000, respectively.

NOTE 5 INVESTMENTS

          Investments at December 31 consisted of the following:

	2003		2002
	Carrying Value		Carrying Value
(in thousands)	Current	Non-Current	Current	Non-Current

Available-for-sale marketable equity securities	$190	$9,665	$148	$7,548

Non-marketable equity securities and certificates of deposit	192	1,180	298	1,037

Total investments	$382	$10,845	$446	$8,585

          The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Marketable equity securities:
2003	$548	$9,310	$(3)	$9,855
2002	$548	$7,161	$(13)	$7,696

2003 Annual Report

NOTES to Consolidated Financial Statements

          The following table summarizes the proceeds and realized gains/(losses) on investments for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses

2003
Available-for-sale marketable equity securities	$—	$—	$—
Non-marketable equity securities and certificates of deposit	106	—	—

Total	$106	$—	$—

2002
Available-for-sale marketable equity securities	$32	$6	$(7)
Non-marketable equity securities and certificates of deposit	90	50	(1)

Total	$122	$56	$(8)

2001
Available-for-sale marketable equity securities	$1,607	$—	$—
Non-marketable equity securities and certificates of deposit	3,998	289	—

Total	$5,605	$289	$—

NOTE 6 FIXED ASSETS

          Fixed assets at December 31 consisted of the following:

(in thousands)	2003	2002

Furniture, fixtures and equipment	$68,301	$58,164
Land, buildings and improvements	1,779	1,965
Leasehold improvements	4,815	3,777

	74,895	63,906
Less accumulated depreciation and amortization	(42,499)	(39,176)

Total	$32,396	$24,730

          Depreciation expense amounted to $8,203,000 in 2003, $7,245,000 in 2002 and $6,536,000 in 2001.

Brown & Brown, Inc.

NOTE 7 ACCRUED EXPENSES

          Accrued expenses at December 31 consisted of the following:

(in thousands)	2003	2002

Accrued bonuses	$22,610	$19,469
Accrued compensation and benefits	8,901	6,615
Accrued rent and vendor expenses	3,954	3,592
Other	14,226	14,869

Total	$49,691	$44,545

NOTE 8 LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:

(in thousands)	2003	2002

Term loan agreements	$51,429	$65,286
Revolving credit facility	—	—
Acquisition notes payable	7,981	19,253
Other notes payable	389	380

	59,799	84,919
Less current portion	(18,692)	(27,334)

Long-term debt	$41,107	$57,585

          In January 2001, Brown & Brown entered into a $90 million unsecured seven-year term loan agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown’s quarterly ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The 90-day LIBOR was 1.16% and 1.38% as of December 31, 2003 and 2002, respectively. The loan was fully funded on January 3, 2001 and as of December 31, 2003 had an outstanding balance of $51.4 million. This loan is to be repaid in equal quarterly installments of $3.2 million through December 2007.

          To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of its seven-year $90 million term loan, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not impact or change the required 0.50% to 1.00% credit risk spread portion of the term loan. In accordance with SFAS No. 133, as amended, the fair value of the interest rate swap of approximately $1,344,000, net of taxes of approximately $824,000, was recorded in other liabilities as of December 31, 2003, with the related change in fair value reflected as other comprehensive income. The fair value of the interest rate swap of approximately of $2,070,000, net of taxes of approximately $1,269,000, was recorded in other liabilities as of December 31, 2002, with the related change in fair value reflected in other comprehensive income. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge.

          In September 2003, the Company established an unsecured revolving credit facility with a national banking institution that provided for available borrowings of up to $75 million, with a maturity date of October 2008, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.625% to 1.625%, depending upon the Company’s quarterly ratio of

2003 Annual Report

NOTES to Consolidated Financial Statements

funded debt to earnings before interest, taxes, depreciation and amortization. A commitment fee of 0.175% to 0.375% per annum is assessed on the unused balance. The 90-day LIBOR was 1.16% as of December 31, 2003. There were no borrowings against this facility at December 31, 2003.

          In 1991, Brown & Brown entered into a long-term unsecured credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate (4.25% at December 31, 2002) plus 1.00%. In accordance with an August 1, 1998 amendment to the credit agreement, the outstanding balance was repaid in August 2003, thus ending the credit agreement.

          Both of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2003 and 2002.

          Acquisition notes payable represent debt incurred to former owners of certain agencies acquired by Brown & Brown. These notes and future contingent payments are payable in monthly and annual installments through February 2014, including interest in the range from 1.34% to 15.25%.

          Interest paid in 2003, 2002 and 2001 was $3,646,000, $4,899,000 and $5,324,000, respectively.

          At December 31, 2003, maturities of long-term debt were $18,692,000 in 2004, $14,140,000 in 2005, $13,303,000 in 2006, $13,152,000 in 2007, $144,000 in 2008 and $368,000 in 2009 and beyond.

NOTE 9 INCOME TAXES

          At December 31, 2003, Brown & Brown had a net operating loss carryforward of $6,361,000 for income tax reporting purposes, portions of which expire in the years 2011 through 2023. This carryforward was derived from agencies acquired by Brown & Brown in 2001 and 1998, and the operating results of certain profit centers for state income tax purposes.

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of Brown & Brown’s deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2003	2002

Deferred tax liabilities:
Fixed assets	$3,044	$1,558
Net unrealized appreciation of available-for-sale securities	2,591	1,290
Prepaid insurance and pension	2,044	940
Intangible assets	16,773	3,972

Total deferred tax liabilities	24,452	7,760

Deferred tax assets:
Deferred compensation	3,768	4,349
Accruals and reserves	4,923	4,323
Net operating loss carryforwards	756	842
Other	68	69
Valuation allowance for deferred tax assets	(81)	(35)

Total deferred tax assets	9,434	9,548

Net deferred tax liability (asset)	$15,018	$(1,788)

Brown & Brown, Inc.

          Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	2003	2002	2001

Current:
Federal	$51,954	$43,316	$30,373
State	5,836	4,764	4,262

Total current provision	57,790	48,080	34,635

Deferred:
Federal	8,691	1,139	179
State	(321)	52	20

Total deferred provision	8,370	1,191	199

Total tax provision	$66,160	$49,271	$34,834

          A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2003	2002	2001

Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.8	3.0	3.0
State income tax credits	(0.6)	(0.7)	—
Interest exempt from taxation and dividend exclusion	(0.1)	(0.4)	(0.3)
Non-deductible goodwill amortization	—	—	0.4
Other, net	0.4	(0.3)	0.4

Effective tax rate	37.5%	36.6%	38.5%

          Income taxes paid in 2003, 2002 and 2001 were $60,818,000, $47,652,000, and $33,840,000, respectively.

NOTE 10 EMPLOYEE SAVINGS PLAN

          Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant’s salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution for all eligible employees. Brown & Brown’s contributions to the plan totaled $6,398,000 in 2003, $5,731,000 in 2002 and $4,357,000 in 2001.

2003 Annual Report

NOTES to Consolidated Financial Statements

NOTE 11 STOCK-BASED COMPENSATION AND INCENTIVE PLANS

STOCK PERFORMANCE PLAN

          Brown & Brown has adopted and the shareholders have approved a stock performance plan, under which up to 7,200,000 shares of Brown & Brown’s stock (“Performance Stock”) may be granted to key employees contingent on the employees’ future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown’s Board of Directors. Shares must be vested before participants take full title to Performance Stock. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the market value of Brown & Brown’s common stock from the initial price specified by Brown & Brown. Dividends are paid on unvested shares of Performance Stock that have satisfied the first vesting condition, and participants may exercise voting privileges on such shares which are considered to be “awarded shares.” Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted earnings per share. Awarded shares satisfy the second condition for vesting on the earlier of (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants; (ii) attainment of age 64; or (iii) death or disability of the participant. At December 31, 2003, 3,141,083 shares had been granted under the plan at initial stock prices ranging from $3.79 to $35.00. As of December 31, 2003, 2,428,096 shares had met the first condition for vesting and had been awarded, and 94,766 shares had satisfied both conditions for vesting and had been distributed to the participants.

          The compensation expense for the Performance Stock is equal to the fair market value of the shares at the date the first vesting condition is satisfied and is expensed over the remainder of the vesting period. Compensation expense related to this Plan totaled $2,272,000 in 2003, $3,823,000 in 2002 and $1,984,000 in 2001.

EMPLOYEE STOCK PURCHASE PLAN

          Brown & Brown has adopted and the shareholders have approved an employee stock purchase plan (“the Stock Purchase Plan”), which allows for substantially all employees to subscribe to purchase shares of Brown & Brown’s stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. Of the 6,000,000 shares authorized for issuance under the Stock Purchase Plan as of December 31, 2003, 3,333,538 shares remained available and reserved for future issuance.

INCENTIVE STOCK OPTION PLAN

          On April 21, 2000, Brown & Brown adopted and the shareholders have approved a qualified incentive stock option plan (the “Incentive Stock Option Plan”) that provides for the granting of stock options to certain key employees for up to 2,400,000 common shares. The objective of this plan is to provide additional performance incentives to grow Brown & Brown’s pre-tax earnings in excess of 15% annually. The options are granted at the most recent trading days’ closing market price, and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based on achievement of certain performance goals. All of the options expire 10 years after the grant date.

          On October 31, 2001, an additional 5,000 option shares were granted at the most recent trading day’s closing market price of $28.40. These option shares vest in 1,000-share increments through 2006, if certain performance goals are met. The option shares are expensed at the price differential of the closing market price at the date of vesting and the option price times the shares vesting. As of December 31, 2003 and 2002, 1,000 of these option shares became vested and were exercisable, and thus a corresponding $4,000 was expensed in each year.

Brown & Brown, Inc.

Stock option activity under the plan was as follows:	Shares	Weighted Average Exercise Price

Outstanding at January 1, 2001	1,152,000	$9.67
Granted	5,000	28.40
Exercised	-	-
Forfeited	20,000	9.67

Outstanding at December 31, 2001	1,137,000	9.75
Granted	-	-
Exercised	31,732	9.67
Forfeited	32,000	9.67

Outstanding at December 31, 2002	1,073,268	9.76
Granted	540,002	31.56
Exercised	479,632	9.71
Forfeited	20,000	9.67

Outstanding at December 31, 2003	1,113,638	20.35

Exercisable at December 31, 2003	317,920	$9.73
Exercisable at December 31, 2002	125,080	9.82
Exercisable at December 31, 2001	62,040	9.67

          The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$9.67	569,636	6.3	$9.67	316,920	$9.67
28.40	4,000	3.3	28.40	1,000	28.40
31.56	540,002	9.3	31.56	-	-

	1,113,638	7.7	20.35	317,920	9.73

          There were 774,998 and 1,295,000 shares available for future grant under these plans as of December 31, 2003 and 2002, respectively.

          No compensation expense related to these options is recognized in operations for 2003, 2002 or 2001, except for the 5,000 shares granted on October 31, 2001 as described above. As disclosed in Note 1, Brown & Brown accounts for its stock options using the intrinsic value method prescribed in APB No. 25. We also disclosed in Note 1 the effect on net income and net income per share if Brown & Brown had applied the fair value recognition provisions of SFAS No. 123 to its granted stock options.

2003 Annual Report

NOTES to Consolidated Financial Statements

          The weighted average fair value of the incentive stock options granted during 2000 estimated on the date of grant using the Black-Scholes option-pricing model, was $4.73 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 0.86%; expected volatility of 29.6%; risk-free interest rate of 6.3%; and an expected life of 10 years. The weighted average fair value of the incentive stock options granted during 2003 estimated on the date of grant using the Black-Scholes option-pricing model, was $11.25 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 0.63%; expected volatility of 37.0%; risk-free interest rate of 1.5%; and an expected life of six years.

NOTE 12 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

          Brown & Brown’s significant non-cash investing and financing activities for the years ended December 31 are as follows:

(in thousands, except per share data)	2003	2002	2001

Unrealized holding gain (loss) on available-for-sale securities, net of tax effect of $857 for 2003; net of tax benefit of $224 for 2002; and net of tax effect of $1,188 for 2001	$1,395	$(270)	$1,951
Net gain (loss) on cash flow-hedging derivative, net of tax effect of $445 for 2003, net of tax benefit of $1,236 for 2002; and net of tax benefit of $33 for 2001	726	(2,017)	(53)
Notes payable issued or assumed for purchased customer accounts	3,323	9,883	34,767
Notes payable assumed by buyer on sale of customer accounts	—	292	—
Notes received on the sale of fixed assets and customer accounts	4,584	1,245	192
Common stock issued for acquisitions accounted for under the purchase method of accounting	—	—	6,456

NOTE 13 COMMITMENTS AND CONTINGENCIES

          Brown & Brown leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2017. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors’ operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2003, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

(in thousands)

2004	$16,462
2005	13,228
2006	9,757
2007	7,441
2008	5,352
Thereafter	10,391

Total minimum future lease payments	$62,631

Brown & Brown, Inc.

          Rental expense in 2003, 2002 and 2001 for operating leases totaled $21,844,000, $18,491,000 and $16,614,000, respectively.

          Brown & Brown is involved in numerous pending or threatened proceedings by or against the Company or one or more of our subsidiaries that arise in the ordinary course of business. The damages that may be claimed in these various proceedings are substantial, including in many instances claims for punitive or extraordinary damages.  Some of these claims and lawsuits have been resolved, others are in the process of being resolved, and others are still in the investigation or discovery phase.  Brown & Brown will continue to respond appropriately to these claims and lawsuits, and to vigorously protect our interests.

          Although the ultimate outcome of the matters referred to above cannot be ascertained and liabilities in indeterminate amounts may be imposed on us or our subsidiaries, on the basis of present information, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on our consolidated financial position or results of operations.

NOTE 14 FOLLOW-ON STOCK OFFERING

          In March 2002, Brown & Brown completed a follow-on stock offering of 5,000,000 shares of common stock at a price of $31.50 per share. The net proceeds of the offering were $149,400,000 and are intended to be used for acquisitions and for other general corporate purposes, including working capital and capital expenditures.

NOTE 15 BUSINESS CONCENTRATIONS

          A significant portion of business written by Brown & Brown is for customers located in Arizona, California, Florida, New York and Washington. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Arizona, California, Florida, New York and/or Washington could have a material adverse effect on Brown & Brown’s business, although no such conditions have been encountered in the past.

          For the year ended December 31, 2003, approximately 5.7% and 5.1% of Brown & Brown’s total revenues were derived from insurance policies underwritten by two separate insurance companies. Should these carriers seek to terminate their arrangement with Brown & Brown, Brown & Brown believes that other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown’s total revenues.

2003 Annual Report

NOTES to Consolidated Financial Statements

NOTE 16 QUARTERLY OPERATING RESULTS (UNAUDITED)

          Quarterly operating results for 2003 and 2002 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2003
Total revenues	$144,736	$137,858	$133,545	$134,901
Total expenses	95,735	93,334	91,919	93,570
Income before income taxes and minority interest	49,001	44,524	41,626	41,331
Net income per share:	30,536	27,935	26,051	25,800
Basic	$0.45	$0.41	$0.38	$0.38
Diluted	$0.44	$0.41	$0.38	$0.37

2002
Total revenues	$111,035	$114,903	$110,657	$119,147
Total expenses	77,324	79,213	77,261	87,280
Income before income taxes and minority interest	33,711	35,690	33,396	31,867
Net income	20,162	21,401	20,178	21,381
Basic	$0.31	$0.31	$0.30	$0.31
Diluted	$0.31	$0.31	$0.29	$0.31

          Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 17 SEGMENT INFORMATION

          Brown & Brown’s business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, governmental, professional and individual customers; the National Programs Division, which is comprised of two units – Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities, and market niches; the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers’ compensation and employee benefit self-insurance markets, and managed healthcare services; and the Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers. Brown & Brown conducts all of its operations within the United States of America.

          The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes and minority interest. Intersegment revenues are eliminated.

Brown & Brown, Inc.

          Summarized financial information concerning Brown & Brown’s reportable segments is shown in the following table. The “Other” column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

	Year Ended December 31, 2003

(in thousands)	Retail	National Programs	Services	Brokerage	Other	Total

Total revenues	$399,989	$87,703	$29,429	$32,664	$1,255	$551,040
Investment income	55	143	—	—	1,230	1,428
Amortization	12,517	4,311	37	448	157	17,470
Depreciation	5,797	1,162	434	340	470	8,203
Interest expense	17,709	6,435	225	1,100	(21,845)	3,624
Income before income taxes and minority interest	98,913	31,904	5,645	10,282	29,738	176,482
Total assets	627,826	262,966	13,648	80,228	(118,814)	865,854
Capital expenditures	5,917	2,857	237	825	6,110	15,946

	Year Ended December 31, 2002

(in thousands)	Retail	National Programs	Services	Brokerage	Other	Total

Total revenues	$348,457	$58,560	$28,578	$24,315	$(4,168)	$455,742
Investment income	4,961	1,078	422	213	(3,729)	2,945
Amortization	11,063	2,533	38	252	156	14,042
Depreciation	5,159	932	502	268	384	7,245
Interest expense	16,777	2,188	269	634	(15,209)	4,659
Income before income taxes and minority interest	78,939	26,220	4,315	6,864	18,326	134,664
Total assets	527,015	201,038	12,573	66,910	(53,187)	754,349
Capital expenditures	5,799	472	251	337	416	7,275

	Year Ended December 31, 2001

(in thousands)	Retail	National Programs	Services	Brokerage	Other	Total

Total revenues	$287,555	$43,790	$24,968	$12,228	$(3,512)	$365,029
Investment income	4,383	1,718	365	113	(2,893)	3,686
Amortization	13,366	2,334	24	54	82	15,860
Depreciation	4,627	879	508	178	344	6,536
Interest expense	13,345	1,108	277	—	(9,027)	5,703
Income before income taxes and minority interest	52,013	17,864	3,969	4,087	12,545	90,478
Total assets	417,799	116,257	8,088	25,266	(78,673)	488,737
Capital expenditures	6,104	299	376	437	3,801	11,017

2003 Annual Report

NOTES to Consolidated Financial Statements

NOTE 18 SUBSEQUENT EVENTS

          From January 1, 2004 through March 5, 2004, Brown & Brown acquired the assets and certain liabilities of 11 general insurance agencies and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $92,880,000 including $92,274,000 of net cash payments, the issuance of $581,000 in notes payable and the assumption of $25,000 of liabilities.

          Brown & Brown’s 2003 consolidated statement of income does not include any results of these operations since the acquisitions were not effective until January 1, 2004. The following unaudited pro forma results of operations of Brown & Brown give effect to these acquisitions for the years ended December 31, as though the transaction had occurred on January 1, 2002.

	Year Ended December 31,

(in thousands, except per share data)	2003	2002

(Unaudited)
Total revenues	$594,602	$494,472
Income before income taxes and minority interest	184,523	142,057
Net income	115,307	87,669
Net income per share:
Basic	$1.69	$1.30
Diluted	$1.67	$1.29
Weighted average number of shares outstanding:
Basic	68,327	67,283
Diluted	68,897	68,043

          Additional consideration was also paid to sellers as a result of purchase price “earn-out” adjustments. The net additional consideration paid by Brown & Brown as a result of these adjustments totaled $8,635,000, of which $1,703,000 was paid in cash and the issuance of 200,000 shares of Brown & Brown common stock with an approximate fair market value of $6,932,000.

Brown & Brown, Inc.

Independent Auditors REPORT

BOARD OF DIRECTORS AND STOCKHOLDERS OF BROWN & BROWN, INC.,
DAYTONA BEACH, FLORIDA

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (The “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Brown & Brown, Inc. and its subsidiaries as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 18, 2002.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Brown & Brown, Inc. and subsidiaries for the year end December 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 1 and 3, these financial statements have been revised to include the transitional disclosure requirements of Statement of Financial Accounting Standards (“SFAS”), No. 142 “Goodwill and Other Intangible Assets”, which was adopted by the Company as of January 1, 2002 and the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation” respectively. Our audit procedures with respect to the disclosures in Notes 1 and 3 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustment to reported net income representing amortization expense (including any related tax effects) related to goodwill and compensation expense related to stock compensation plans to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Notes 1 and 3 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures, and accordingly, we do not express any opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

As discussed in Note 1 to the Consolidated Financial Statements, in 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.”

Certified Public Accountants

Jacksonville, Florida
March 8, 2004

2003 Annual Report

REPORT of Independent Certified Public Accountants

          The following is a copy of the Report of Independent Certified Public Accountants that was included in the 2001 Annual Report. Since the prior auditors have ceased operations, they have not reissued the report.

TO BROWN & BROWN, INC.

          We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and its  subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Orlando, Florida
January 18, 2002

Brown & Brown, Inc.